Form 40-F
FNX MINING CO INC
filed 2004-05-14
CIK 1191679

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________

                                   FORM 40-F

          [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003     Commission File Number 001-31704
                           __________________________

                            FNX MINING COMPANY INC.
             (Exact name of Registrant as specified in its charter)

    Ontario                       1000, 1098                  Not Applicable
(Province or other            (Primary Standard             (I.R.S. Employer
Jurisdiction of                Industrial                   Identification No.)
Incorporation or               Classification
Organization)                  Code Number)

                              55 University Avenue
                          Suite 700, Toronto, Ontario
                                    M5J 2H7
                                 (416) 628-5929
   (Address and telephone number of Registrants' principal executive offices)

                             CT Corporation System
                               111 Eighth Avenue
                               New York, NY 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)
        _______________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                            Name of each Exchange on which
          Title of each class                         Registered:
      ---------------------------           ------------------------------
      Common Shares, No Par Value               American Stock Exchange


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None


         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

     For annual reports, indicate by check mark the information filed with this
Form:

     [X] Annual information form        [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                  The Registrant had 47,415,169 Common Shares
                      outstanding as at December 31, 2003

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

          Yes ____  82-____                         No __X__

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

          Yes __X__                                 No _____

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:            Annual Information Form for the year ended
                           December 31, 2003, dated March 23, 2004.

Document No. 2:            Audited Financial Statements for the financial
                           year ended December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United
                           States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:            Management's Discussion and Analysis of Financial
                           Condition and Results of Operations for the year ended December 31, 2003.

                                                                 Document No. 1

                            FNX MINING COMPANY INC.



                            ANNUAL INFORMATION FORM





                      FOR THE YEAR ENDED DECEMBER 31, 2003

                              DATED MARCH 23, 2004

                            _______________________

                               TABLE OF CONTENTS

 GLOSSARY OF TERMS.............................................................1
CORPORATE STRUCTURE............................................................7
         Name and Corporation..................................................7
GENERAL DEVELOPMENT OF THE BUSINESS............................................7
         Three Year History....................................................7
         Significant Acquisitions - Acquisition of Sudbury Basin Properties....7
         Technical Report......................................................9
         Trends   .............................................................9
NARRATIVE DESCRIPTION OF THE BUSINESS.........................................10
         Principal Properties.................................................10
         Employees............................................................10
         Competitive Conditions...............................................10
         Risk Factors.........................................................11
SELECTED FINANCIAL INFORMATION................................................15
         Dividends............................................................16
MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS.......................16
         General..............................................................16
DIRECTORS AND OFFICERS........................................................16
MARKET FOR SECURITIES.........................................................19
SHARE CAPITAL.................................................................19
ADDITIONAL INFORMATION........................................................19

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

         Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

         CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE CORPORATION HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, THE CORPORATION ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE CORPORATION.


                               GLOSSARY OF TERMS

         The following capitalized terms used herein have the meanings set out below:

AG                                   Silver.
AS                                   Arsenic
AU                                   Gold.
BHID                                 Borehole Identification Number.
BLEBBY                               Containing blebs, or characterized by blebs which are globular in shape.
BQ                                   Diamond drill core diameter 1 7/16" (36.5 mm)
BRECCIA                              A rock dominated with angular fragments within a finer grained matrix and usually a product of faulting.
CHALCOPYRITE                         Copper Iron Sulphide - CuFeS2. The main ore of copper.
CLOSURE PLAN                         An environmental plan covering the closure of a mining operation.
CO                                   Cobalt.
CONTACT DEPOSITS                     In the Sudbury Camp these are deposits occurring at the contact between the
                                     Sudbury Igneous Complex (SIC) and the footwall country rocks.
CU                                   Copper.
DEPOSIT                              A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves.
DEVELOPMENT                          The preparation of a known commercially mineable deposit for mining.
DEVELOPMENT STAGE                    A company is in the development stage when it is engaged in the preparation of an established commercially mineable deposit (reserves)
                                     for its extraction which is not in the production stage.
DIORITE                              Fine grained basic igneous rock. Usually intruded as a dyke.
DIP                                  The inclination of a geologic structure (bed, vein, fault, etc.) from the horizontal; dip is always measured downwards at right angles to the strike.
DISSEMINATIONS                       Mineralization distributed between the grains in a rock.
DOWN DIP                             Down the plane of the dip; opposite to up dip.
DYKE                                 A long mass of eruptive rock.
EM                                   Electromagnetic
EMBAYMENT                            A topographic irregularity in the footwall in which mineralizing solutions may pond and give rise to orebodies.
EXPLORATION STAGE                    A company is in the exploration stage when it is engaged in the search for mineral deposits which are not in either the development or production stage.
FE                                   Iron
FELSIC (NORITE)                      An iron/silica rich rock.
FOOTWALL DEPOSITS                    Mineralization in the footwall below the contact with the SIC. Primarily fracture and vein type of mineralization.
FRACTURE FILLINGS                    Material infilling fractures.
GABBRO                               A coarse grained calcic igneous rock.
GEOLOGICAL SURVEY                    The exploration of an area through the use of physical properties relating to geology i.e. mapping. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.
GNEISS                               A metamorphic rock showing banding and resulting from regional metamorphism.
GNEISSIC                             Term applied to the texture of gneiss.
GRADE                                The amount of valuable metal in each tonne of ore, expressed as % for base metals and as grams per tonne for precious metals.
GRANITIC PLUTONS                     Large intrusions of acid igneous rocks.
GRANODIORITE                         A quartz rich diorite with >10% K feldspar.
GRAVITY ANOMALY                      A geophysical anomaly based on density differences.
GREYWACKE SANDSTONES                 A green/grey, granular sedimentary rock.
HAULAGE DRIFT                        An underground tunnel for hauling materials and rock.
IDX                                  Inverse distance grade inter-polation as used in 3D block modelling.
IN-FILL DRILLING                     More detailed drilling generally used to follow up a discovery hole.
JOINT FILLINGS                       The material infilling joints in rocks.
MA                                   Time measure. Millions of Years ago.1825 Ma=1.825 billion years.
MAFIC INTRUSIVE                      An intrusion rich in iron and magnesia and low in silica.
METAGABBRO                           Metamorphosed gabbro.
METASEDIMENTARY                      Metamorphosed sedimentary rock.
MICROPEGMATITE                       A pegmatite (dyke rock) with small fragments and inclusions.
MIGMATITES                           A textural term describing rocks of mixed igneous and metamorphic origin, such as bands, veins and pods of igneous rocks in a metamorphic host.
MINERALIZATION                       A natural aggregate of one or more metallic minerals.
MINERALIZED                          Mineral-bearing; the minerals may have been either a part of the original rock unit or injected at a later time.
MINERAL RESERVES AND MINERAL         Have the meaning ascribed to such terms by the Canadian Institute of
                                     Mining,
RESOURCES                            Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and
                                     Reserves Definitions and Guidelines adopted by CIM Council on August 20,
                                     2000 as those definitions may be amended from time to time by the
                                     Canadian Institute of Mining, Metallurgy and Petroleum.
MINING CLAIM/MINERAL CLAIM           That portion of public or private mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.
MRI                                  Mineral Resource Inventory (internally generated Inco document).
NET SMELTER RETURN ROYALTY/NSR       A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
NI                                   Nickel.
NI-CU-PGM                            Nickel-copper-platinum group metals.
NORITE                               A dark coloured igneous rock with pyroxene.
NQ                                   Diamond drill core diameter 1 7/8" (47.6 mm)
ORE                                  A metal or mineral or combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.
ORE BODY (IES)                       A body(ies) of rock containing economically extractable ore minerals.
PD                                   Palladium.
PENTLANDITE                          Iron-nickel-sulphide.
PGE                                  Platinum Group Elements
PGM                                  Platinum Group Metals.
PIPE                                 A rod shaped ore shoot.
PLUNGE                               The angle between any inclined plane and the horizontal plane. The term is used to designate the inclination of the axis of an oreshoot.
PT                                   Platinum.
PYRRHOTITE                           Magnetic iron sulphide. The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.
                                     Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.
RECOVERY                             A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
REFINING                             The final stage of metal production in which impurities are removed from molten metal.
RILL                                 Irregular furrow-like physical feature.
S                                    Sulphur.
SCHISTOZE                            The cleavage in rocks that are sufficiently recrystallized to be termed schist or gneiss. Usually in metamorphic rocks.
SEDIMENTARY ROCK                     Rocks formed from material derived  generally by erosion of other rocks and laid down by a chemical or mechanical process i.e., limestone, shale and sandstone.
SHAFT                                A vertical or steeply inclined passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.
STRIKE                               The direction of the line of intersection of a bed or vein with the horizontal plane. The strike of a bed is the direction of a straight line that connects two points of equal elevation on the bed.
STRINGERS                            Narrow mineralized veins usually indicating proximity to larger systems.
TAILINGS                             The material that remains after all metals considered economic have been removed from ore during milling.
TPM                                  Total Precious Metals. In this case Platinum+ Palladium+Gold.
TURBIDITE SEQUENCE                   Sediment deposited as a result of an underwater slump or avalanche.
ULTRAMAFIC                           Rocks which are very basic (high in magnesia and iron) in composition as opposed to acidic. Usually host to nickel deposits.
UTEM                                 University of Toronto Electro-Magnetic.
XENOLITH                             A foreign piece of rock that became enclosed in igneous rock prior to its solidification, thus forming an inclusion.
ZN                                   Zinc.


         The terms "associate", "affiliate" and "subsidiary" have the meanings ascribed to such terms in the Securities Act (Ontario).


         The following abbreviations of measurements are used herein:

cm = centimetres                          kv = kilivolts (1000 volts)
Ha = hectares                             m = metres
Km = kilometres                           Mamsl = metres above mean sea level
ppm = parts per million                   ml - millilitres
ft = feet                                 mm = millimetres
yd3 = yards cubed                         LHD = load haul dump
psi = pounds per square inch              cfm = cubic feet per minute


         Conversion into imperial equivalents is as follows:


    TO CONVERT FROM               TO                            MULTIPLY BY
    Centimetres                   Inches                        0.394
    Metres                        Feet                          3.218
    Kilometres                    Miles                         0.621
    Hectares                      Acres                         2.471
    Tonnes                        short tons                    1.102
    Grams                         ounces (Troy)                 0.032
    grams per tonne               ounce (Troy) per ton          0.029


         The factor used to convert ounces (troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

         All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.


                              CORPORATE STRUCTURE

NAME AND CORPORATION

         FNX Mining Company Inc. (the "Corporation") was incorporated under the Business Corporations Act (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Corporation is also a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Quebec. By articles of amendment effective June 20, 2002, the Corporation changed its name to "FNX Mining Company Inc."

         The registered office of the Corporation is located at 200 King Street West, Suite 2300, Toronto, Ontario, M5H 3W5 and the principal office of the Corporation is located at 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

         The business of the Corporation consists of all phases of mineral exploration, development and mining with a particular emphasis on exploration, development and mining for commercial deposits of base and precious metals, including platinum-palladium and gold. The Corporation does not have any material subsidiaries.

                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

         The Corporation was founded in 1984 as Fort Knox Gold Resources Inc. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November, 1984. Effective June 20, 2002 the Corporation changed its name to "FNX Mining Company Inc."

SIGNIFICANT ACQUISITIONS - ACQUISITION OF SUDBURY BASIN PROPERTIES

         On November 29, 2001 the Corporation and Inco Ltd. ("Inco") entered into a definitive agreement (the "Option to Purchase Agreement") to acquire a 100% interest in the mineral rights to five Inco mineral properties located in the Sudbury Basin, Ontario (collectively, the "Properties"), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties. The Option to Purchase Agreement became effective January 10, 2002 (the "Effective Date"). The Corporation entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which also became effective on the Effective Date, pursuant to which Dynatec acquired 25% of the Corporation's interest in the Option to Purchase Agreement and Dynatec and the Corporation formed the "Sudbury Basin Joint Venture".

         All requirements to exercise the Option to Purchase Agreement were met and the option to acquire the mineral rights for the Properties (the "Option") was exercised by the Sudbury Basin Joint Venture on December 1, 2003 resulting in the acquisition by the Sudbury Basin Joint Venture of a 100% interest in the mineral rights to the Properties. As a result, the Sudbury Basin Joint Venture holds a 100% interest in fee simple to the mineral rights to the Properties and the right to access and use such part of the surface rights and on-site facilities as are specified from time to time to permit exploration, development facilities and mining to be completed in, on or under the Properties.

         The Option to Purchase Agreement includes the following additional terms:

o In order to exercise the Option, the Sudbury Basin Joint Venture incurred exploration expenditures totalling Cdn. $30 million (the "Expenditure Requirement") on the Properties over a 23 month period commencing the Effective Date. The Corporation satisfied the Expenditure Requirement on December 1, 2003 as an aggregate of $33.9 million was spent on the Properties from January 10, 2002, to November 30, 2003. To March 1, 2004, $43 million in expenditures had been spent on the Properties by the Sudbury Basin Joint Venture of which $28.8 million had been spent by the Corporation.

o If the Corporation discovers a New Deposit (as defined in the Option to Purchase Agreement) on any of the Properties that contains mineral resources having a value (based on then current metal prices) of at least 600 million pounds of nickel, Inco has a right to reacquire a 51% interest in such a New Deposit (the "Back-in Right") by bringing the New Deposit into commercial production without recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the New Deposit. If Inco retains or reacquires a 51% interest in a New Deposit, Inco and the Sudbury Basin Joint Venture will form a joint venture, with Inco as the operator, to hold and operate the New Deposit.

o Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Sudbury Basin Joint Venture is responsible for all environmental liabilities incurred on the Properties that result from the actions of the Sudbury Basin Joint Venture after the Effective Date. Processing environmental obligations cease on delivery of ore to Inco.

o Inco has a right of first offer to purchase any interest in the Properties that the Sudbury Basin Joint Venture proposes to sell to an arm's-length third party (the "Right of First Offer"). Inco's Right of First Offer does not apply to any transfer of interest in the Properties between the Corporation and Dynatec.

         On the Effective Date, the Corporation and Inco agreed to a form of off-take agreement (the "Off-take Agreement") which forms the basis of separate Off-take Agreements to be entered into between the Sudbury Basin Joint Venture and Inco as the Sudbury Basin Joint Venture commences mining any deposits found on each of the Properties. As of March 23, 2004, the Sudbury Basin Joint Venture had entered into an Off-take Agreement with Inco for the McCreedy West Property. Under each Off-take Agreement, Inco is granted the right (the "Purchase Right") to purchase all mineral products produced by the Sudbury Basin Joint Venture on the relevant Property. Pursuant to each Off-take Agreement, Inco is required to pay the Sudbury Basin Joint Venture for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco has the right to refuse to purchase any mineral products that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such mineral products, in which case, the Sudbury Basin Joint Venture is entitled to have such mineral products processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious metals.

         Production on the McCreedy West Property commenced in the second quarter of 2003, with commercial production declared November 1, 2003. Revenue from commercial production in November and December, 2003 and January 2004 is recognized in January, February and March 2004 due to the two month delay in setting the commodity prices under the terms of the Off-take Agreement with Inco. The Corporation expects that capital invested in the McCreedy West Property will be paid back within the first 12 months of commercial production.

TECHNICAL REPORT

         Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC. ("Patterson") prepared a report for the Corporation dated March 23, 2004, relating to the Properties, entitled "Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Norman and Kirkwood)" (such report is referred to herein as the "Property Report"). Set forth as Appendix A to this annual information form is a summary of the Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Property Report. The full text of the Property Report will be available on SEDAR.

TRENDS

         The Corporation is engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold.

         Nickel prices increased significantly in 2003, starting at US$3.24 per pound and finishing at US$7.55 per pound. Nickel demand grew 7% in 2003 and is expected to grow at the same 7% rate in 2004. Strong economic growth around the world, led by China, is expected to provide support for nickel demand. Management of the Corporation believes that little shutdown capacity exists and substantial new mines will not be providing significant material to market before 2006. Accordingly, substantial supply increases are not expected by management in the near term. Prices are expected by management to stay firm for the next few years.

         Copper prices rose on demand during 2003, created by a strong world economy and particularly by US housing starts. Copper prices started 2003 at US$0.70 per pound and rose to US$1.05 per pound by year end.

         Gold prices started 2003 at US$343 per ounce and increased to US$417 per ounce by year end. Weakness in the US dollar against many other world currencies over the period was largely credited with the price increase.

         Platinum prices increased from US$598 per ounce to US$814 per ounce over 2003, on tight supply. Palladium prices decreased from US$233 per ounce to US$193 per ounce over 2003 on oversupply and a thin market.

                     NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PROPERTIES

         The Corporation's current business is conducted primarily in Ontario, Canada. As at the date hereof, the Properties constitute the only material properties of the Corporation. During 2003, the Corporation sold its other non-material properties as described below:

Canwell Property, Alaska

         On August 22, 2001, the Corporation announced that it had optioned the Canwell property (comprising 44 state claims, or 2.75 square miles) of three groups of contiguous claims totalling 827 mining claims in the State of Alaska to Nevada Star Resources Corp. ("Nevada Star"). Nevada Star had the right to acquire a 60% interest in the Canwell property by spending U.S. $600,000 and issuing 200,000 Nevada Star common shares to the Corporation over a four year period. During 2003, Nevada Star purchased the Corporation's remaining interest in the property for 150,000 Nevada Star common shares and 300,000 share purchase warrants of Nevada Star. Share purchase warrants are exercisable at prices between $0.32 and $0.42 per share expiring during periods between July 2004 and July 2006.

Larder Lake Property, Ontario

         In October of 1998 the Corporation entered into an option/joint venture agreement on the Cheminis, Bear Lake, and Fernland mineral properties, held by NFX Gold Inc. ("NFX") in the Larder Lake area of northeastern Ontario (collectively called the "Larder Lake Property"). The Larder Lake Property covers 4.5 km of strike length of the Larder Lake Break. In 1999, the Corporation earned an undivided 25% interest in the Larder Lake Property after making a cash payment of $12,500 and expending $1 million on exploration on the property. NFX and the Corporation subsequently formed a joint venture to manage the Larder Lake Property. During 2003, NFX purchased the Corporation's interest in the Larder Lake Property in exchange for 2,000,000 NFX common shares.

Gunsite Property, Alaska

         During 2003, the Corporation sold its 100% interest in the 7,560 acre Gunsite property located about 90 miles north of Anchorage, Alaska in exchange for a 1.5% net smelter royalty.

EMPLOYEES

         The Corporation had 41 full-time employees as at March 23, 2004. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation anticipates hiring additional people as its infrastructure requirements increase as it further explores and develops the Properties.

COMPETITIVE CONDITIONS

         The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. As well, the Corporation competes with other companies for the recruitment and retention of qualified employees. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital.

         The ability of the Corporation to acquire properties depends on its ability to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and precious metals mined or discovered by the Corporation. Base metal and precious metal prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See "Risk Factors".

RISK FACTORS

Mining Industry

         The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Corporation will result in a profitable commercial mining operation.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

         Mining operations generally involve a high degree of risk. The Corporation's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

         The Corporation's activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Corporation has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore while other properties in which the Corporation has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

         The exploration activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

         Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

         Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

         Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Permits and Licences

         The exploitation and development of mineral properties may require the Corporation to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Corporation will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

         All phases of the Corporation operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

         Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

Commodity Prices

         The profitability of the Corporation will be significantly affected by changes in market price for nickel and by changes in the US:Canadian exchange rate. See "General Development of the Business - Trends". During 2004, a US$1 per pound change in the price of nickel will generate a CDN$7 million change on the Corporation's income statement. Each $0.05 change in exchange rates will generate a change of $1.5 million on the Corporation's income statement.

         The Corporation has not entered into any hedge agreements in respect of metal or foreign exchange at this time. Such contracts would prevent losses in situations when the price changed adversely and would prevent gains in situations where the price changed favourably. The level of interest rates, the rate of inflation, world supply of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Corporation will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

         The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

         Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Land Title

         Although title to the Properties has been reviewed by or on behalf of the Corporation and title opinions were delivered to the Corporation, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada, and the Corporation's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Joint Venture

         The Corporation may enter into one or more joint ventures in the future, in addition to the Sudbury Basin Joint Venture. See "General Development of the Business - Significant Acquisitions - Acquisition of Sudbury Basin Properties." Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected financial information of the Corporation for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 (comprised of six months). The Corporation's audited financial statements for the fiscal year ended December 31, 2003 are attached hereto as Appendix C. The following summary of selected audited financial information (in Canadian $000's except per share numbers) is derived from, and should be read in conjunction with, and is qualified in its entirely by reference to the Corporation's audited financial statements, including the notes thereto, for the fiscal years ended December 31, 2003, December 31, 2002, December 31, 2001 (comprised of six months).


                                                     YEAR ENDED          YEAR ENDED        SIX MONTHS ENDED
                                                   DECEMBER 31,        DECEMBER 31,            DECEMBER 31,
                                                 ------------------ ------------------- -----------------------
                                                           2003                2002                    2001
                                                 ------------------ ------------------- -----------------------
Revenue                                                      $-                  $-                      $-
Interest Income                                           1,128                 481                      20
Administration Expenses                                   2,384               1,224                     188
Exploration Expenses                                      1,741                  19                      53
Operating Loss (Before Mineral Exploration                7,789               4,027                     222
Properties Written Off)
Mineral Exploration Properties Written Off                2,288               2,962                     272
Gain on Sale of Securities                                    -                   -                     157
Net Loss                                                 10,077               6,989                     337
Loss per Share                                             0.24                0.23                    0.03


                                                    AS AT DEC. 31,      AS AT DEC. 31,          AS AT DEC. 31,
                                                 ------------------ ------------------- -----------------------
                                                              2003                2002                    2001
                                                 ------------------ ------------------- -----------------------
Cash and Short Term Deposits                            $53,657                $30,933                  $1,036
Current Assets                                           59,716                 31,951                   1,168
Mining Properties                                        23,695                      -                       -
Mineral Exploration Properties                           23,816                 12,880                   5,470
Current Liabilities                                       3,041                    993                     169
Minority Interests                                       14,599                      -                       -
Shareholders' Equity                                     89,778                 44,090                   6,474

QUARTERLY FINANCIAL INFORMATION

         The following table is a summary of selected quarterly financial information of the Corporation (in Canadian $000's except per share numbers) for each of the eight most recently completed quarters ending at December 31, 2003.



                                                              THREE MONTHS ENDED
                            -----------------------------------------------------------------------------------
                                   DEC. 31/03          SEPT. 30/03          JUNE 30/03          MARCH 31/03
                            ---------------------- ------------------ --------------------- ------------------
Revenue from Operations                  $-                 $-                    $-                 $-
Net Loss                              4,020              3,010                 1,487              1,560
Loss per Share                         0.08               0.08                  0.04               0.04

                                                              THREE MONTHS ENDED
                            -----------------------------------------------------------------------------------
                                   DEC. 31/02          SEPT. 30/02          JUNE 30/02          MARCH 31/02
                            ---------------------- ------------------ --------------------- ------------------
Revenue from Operations                  $-                 $-                    $-                 $-
Net Loss                              3,331              2,071                   291              1,296
Loss per Share                         0.11               0.07                  0.01               0.04

DIVIDENDS

         The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board of directors of the Corporation and will be made based on the financial condition and other factors deemed relevant by the board of directors. The Corporation has not paid any dividends since its incorporation.

            MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

GENERAL

         The Corporation is principally engaged in the acquisition, exploration, development and mining of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The Properties are the Corporation's most significant asset. See "General Development of the Business - Significant Acquisitions - Acquisition of the Sudbury Basin Properties". See "Narrative Description of the Business - Principal Properties". The Corporation intends to seek joint venture partners to manage or fund exploration on its properties that are not part of the Sudbury Basin Joint Venture.

         The Corporation's management discussion and analysis for the year ended December 31, 2003 is included in the Corporation's annual report for the year ended December 31, 2003 and is incorporated by reference into this annual information form.

                             DIRECTORS AND OFFICERS

         The name, municipality of residence and position held by each director and executive officer of the Corporation are set out below:



-------------------------------- ---------------------- --------------------- -------------------------------------------
NAME AND MUNICIPALITY OF         POSITION WITH          PERIOD OF SERVICE     PRESENT OCCUPATION IF DIFFERENT FROM
RESIDENCE                        CORPORATION                                  OFFICE HELD (1)
-------------------------------- ---------------------- --------------------- -------------------------------------------
A. Terrance MacGibbon            President, Chief       Since 1997            N/A
Oakville, Ontario                Executive Officer
                                 and Director
-------------------------------- ---------------------- --------------------- -------------------------------------------
Terrence Podolsky                Director               Since 1984            Consulting Geologist
Oakville, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Donald M. Ross                   Director               Since 1984            Chairman of the Board of
Toronto, Ontario                                                              Jones, Gable & Company Limited
-------------------------------- ---------------------- --------------------- -------------------------------------------
Robert D. Cudney                 Director               Since 1993            President and Chief Executive Officer
Toronto, Ontario                                                              Northfield Capital Corporation
-------------------------------- ---------------------- --------------------- -------------------------------------------
Wayne G. Beach                   Director               Since 1996            Barrister and Solicitor
Toronto, Ontario                                                              Beach, Hepburn LLP
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Ashcroft                   Director               Since 2001            Consulting Mining Engineer
Sudbury, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Frank McKenna                    Director               Since 2003            Counsel with McInnes Cooper
Moncton, New Brunswick
-------------------------------- ---------------------- --------------------- -------------------------------------------
John Lydall                      Director               Since 2003            Retired Mining Engineer and Investment
Oakville, Ontario                                                             Broker
-------------------------------- ---------------------- --------------------- -------------------------------------------
J. Duncan Gibson                 Director               Since 2003            Retired Bank Executive
Toronto, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Patterson                  Vice-President,        Since 2002            N/A
Oakville, Ontario                Exploration
-------------------------------- ---------------------- --------------------- -------------------------------------------
John Ross                        Chief Financial        Since 2003            N/A
Scarborough, Ontario             Officer
-------------------------------- ---------------------- --------------------- -------------------------------------------
David Constable                  Vice-President,        Since 2002            N/A
Burlington, Ontario              Investor Relations
                                 and Corporate Affairs
-------------------------------- ---------------------- --------------------- -------------------------------------------

(1) All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except as follows:

      (a)   prior to January 1, 2001, Mr. Beach was self-employed;

      (b) during the five years prior to his appointment as a director of the Corporation, Mr. McKenna has been and is currently Counsel with the Atlantic law firm of McInnes Cooper and is a director of several major corporations. Mr. McKenna served as the Premier of New Brunswick from 1987-1997;

      (c) Mr. Lydall retired as Managing Director of the Mining Investment Banking Group at National Bank Financial during October 2003. Prior to his appointment as Managing Director of the Mining Investment Banking Group at National Bank Financial, he held various positions at National Bank Financial and its predecessor company, First Marathon ranging from mining analyst to senior investment banker;

      (d) during November 2001, Mr. Gibson retired as Vice Chairman of the Commercial Banking Group of a Canadian chartered bank, a position which he held from 1999. From January 1997 to April 1999 Mr. Gibson was the Vice Chairman of the Wealth Management Services Group of a Canadian chartered bank. His career at a Canadian chartered bank included senior executive positions in Commercial Banking, Wealth Management, Operations and Retail Banking in Canada and in Corporate Banking in the United States;

      (e) Mr. Patterson was a consultant to the Corporation from October 2001 to April 2002 and from 1999 to 2001 was Vice-President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd.;

      (f) Mr. Constable was Vice-President Investor Relations at Normandy Mining Limited from August 1997 to May 2002; and

      (g) Mr. J. Ross was employed by IAM Gold Corp. from 1996 to 2003 initially as the Corporate Controller and from 2001 to 2003 as Chief Financial Officer.


         Each of the foregoing directors has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. The directors and officers of the Corporation own, directly or indirectly, an aggregate of 2,757,997 Common Shares as at March 23, 2004, representing approximately 5.8% of the issued and outstanding Common Shares as at such date.

         Except as set forth below, no director of officer of the Corporation has within the last ten years:

         (i) either individually or through any personal holding company of his, become bankrupt, made a proposal under any legislation relating to bankruptcy as insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold his assets or the assets of any personal holding company;

         (ii) been a director or officer of any issuer that, while he was acting in such capacity: (a) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

         (iii) ever been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or has ever entered into a settlement agreement with a Canadian securities authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision in the Corporation.

         1        Mr. Beach, a director of the Corporation, was a director and officer of Newstar Resources Inc., which, in July 1999, became subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary).

         2        Mr. Patterson, an officer of the Corporation, was a director of Mispec Resources Inc. which, in January 2000 became subject to a cease trade order for failing to file financial statements;

         3        Mr. D. Ross, a director of the Corporation, paid a fine of
$7,500 in 2001 for charges of failing to file insider and early warning reports in the province of Alberta, paid a fine of $10,000 in 1991 for charges of failing to properly disclose certain information regarding short sales of securities and paid a fine of $14,000 in 1982 for charges of operating an option account without proper documentation on file.

         4        Mr. McKenna, a director of the Corporation was a director of
AlphaNet Telecom Inc. which, in February 1999, was assigned into bankruptcy.

         5        Mr. Cudney, a director of the Corporation, was a director of
Aspen Group Resources Corporation which in May 2003 became subject to a management cease trade order for failing to file financial statements. The cease trade order was lifted in July 2003.

         The Corporation has established an audit committee, a corporate governance committee, a safety, healthy and environment committee and a compensation committee, the members of each of which are set forth below:

         Audit Committee - Messrs. Gibson, D. Ross and Beach, with Mr. John Ross as management advisor.

         Corporate Governance Committee - Messrs. Lydall, Podolsky and Ashcroft, with Mr. David Constable as management advisor.

         Safety, Health and Environment Committee - Messrs. Ashcroft, Cudney and MacGibbon, with Mr. James Patterson as management advisor.

         Compensation Committee - Messrs. Beach, McKenna and Gibson, with Mr. John Ross as management advisor.

                             MARKET FOR SECURITIES

         The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol "FNX".

                                 SHARE CAPITAL

         The authorized capital of the Corporation consists of an unlimited number of Common Shares of which 47,506,169 Common Shares were issued and outstanding as at March 23, 2004.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's Financial Statements for the fiscal year ended December 31, 2003.

         The Corporation will provide to any person, upon request:

         (a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

                   (i) one copy of the Annual Information Form of the Corporation (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

                   (ii) one copy of the comparative financial statements of the
                        Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year,

                   (iii) one copy of the information circular of the
                        Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

                   (iv) one copy of any other documents that are incorporated by reference into the preliminary prospectus or the prospectus and are not required to be provided under
                        (i) to (iii) above; or

         (b) at any other time, one copy of any other documents referred to in (1)(a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

         Additional information including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

         For additional copies of this Annual Information Form please contact:

         FNX Mining Company Inc.
         7th Floor, 55 University Avenue
         Toronto, Ontario  M5J 2H7

         Tel:     (416) 628-5929
         Fax:     (416) 360-0550

         Email: info@fnxmining.com

                                                                     Schedule A


  Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC, ("PATTERSON") has prepared a report (referred to as the "PROPERTY REPORT") for FNX Mining Company ( the "CORPORATION" or "FNX") and dated 23 March, 2004, and is a qualified person as such term is defined in NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR EXPLORATION AND DEVELOPMENT AND MINING PROPERTIES (NI 43-101"). This Appendix A to the annual information form of the Corporation dated 23 March, 2004 contains a Summary of the Property Report.


1.       INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the former name of FNX, signed an option to purchase agreement (the "AGREEMENT") with Inco Limited ("INCO") by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties ( "THE PROPERTIES") for which, Inco had no current mining or development plans (the "OPTION").

The property package included former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Norman Property) and Kirkwood mines (Figure 1). The Option required continuing exploration and, if warranted, development of the subject Properties under a 52 month program within which the Corporation must spend $30.0 million to earn its interest. Upon signing the Agreement with Inco, the Corporation formed a joint venture ( the "SJV") with Dynatec Corporation ("DYNATEC"). The SJV, owned as to 75% by the Corporation and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these properties.

The SJV, having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

The following Table demonstrates the mining history on the Properties acquired.


TABLE 1: SUDBURY PROJECT PROPERTIES - PRODUCTION HISTORY
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
                                                        %                       oz/t             g/t
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
       PROPERTY      YEARS          TONS       CU      NI      PT       PD     AU      TPM       TPM
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
VICTORIA           1900-23          890,000  2.99     2.12   na       na      na     na
                   1973-78          650,000  1.26     0.83   na       na      na     0.07
                     Total        1,540,000  2.26     1.57   na       na      na    +0.061        +2.0
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
MCCREEDY WEST      1974-98       15,800,000  1.70     1.44   0.02     0.02    0.01   0.05          1.5
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
LEVACK             1915-29               na
                   1937-97       66,600,000  1.31     2.00   0.02     0.02    0.01   0.05          1.5
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
NORMAN2            1988-91               na
                   1994-97        5,710,000  0.33     0.95   na       na      na     0.01          0.3
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------
KIRKWOOD           1914-16           71,600  1.53     2.81   na       na      na     na
                   1969-76        2,488,000  0.99     0.87   na       na      na     na
OPEN PIT           1970-72          134,800  0.96     0.53   na       na      na     na
                     Total        2,694,400  1.00     0.90   na       na      na     na
------------------ ---------- -------------- -------- ------ -------- ------- ------ --------- --------

Notes:   1 Total PMs estimated in line with production data from 1973-1978 (JMP)
         2 Production from the Whistle Mine.
           na: Not assayed or assays unavailable for these elements

[GRAPHIC OMITTED - Sudbury Basin: Simplified Geological Map and Location of Cu-Ni-PGM Properties]

2.       THE SUDBURY AREA

2.1      GENERAL

The Properties, the mineral rights of which are now owned 100% by the SJV, are located in close proximity to the City of Greater Sudbury, in northeastern Ontario approximately 400 km north of Toronto. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration. All of the Properties are located within 35 km from downtown Sudbury and adjacent to serviced communities with a mining tradition and base.

All the Properties are accessible by wheeled vehicles on a 12-month basis and year-round mining programs can be carried out on all the Properties.

The area of the Properties has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco and Falconbridge Limited ("FALCONBRIDGE") having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals ("NI-CU-PGM") ore bodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with production in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

2.2      PHYSIOGRAPHY AND CLIMATE

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 m above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin (the "BASIN") which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (the "SIC"). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8o C in the summer to minus 8.40 C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3.       GEOLOGY OF THE SUDBURY AREA

The Properties lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at approximately 2700 Ma and which were deformed and exposed to peak metamorphic conditions by a 2640 Ma tectonic event.

South of the Superior Province is the Early Proterozoic Southern Province of metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at approximately 2200 Ma.

3.1      THE SUDBURY STRUCTURE

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the SIC, and formation of the well known and economically important Ni-Cu-PGM deposits.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic deformation and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

There are three main lithological components recognizable within the Sudbury
Structure:

     1)  Sudbury Breccia-brecciated rocks surrounding the structure,

     2)  SIC, and

     3)  The Whitewater Group sediments occupying the centre of the Basin.

3.1.1    Sudbury Breccia

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the host rocks to the Sudbury Structure that form the footwall to the SIC. This impact-derived brecciation is commonly referred to as "Sudbury Breccia" and is concentrated in the country rocks close to the SIC and decreases in intensity outward for a distance of up to 80 km.

Sudbury Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many meters across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, locally flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by the passage of the shock wave caused by impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is locally termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich orebodies.

3.1.2    Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the Basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping formation is interpreted as representing fallback of impact debris into the crater. Many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3    Sudbury Igneous Complex (SIC)

The 1850 Ma SIC is divided into a lower unit of norite overlain by transitional quartz gabbro and micropegmatite and was intruded between the base of the impact crater and the overlying Onaping formation.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a stratigraphic unit defined by the Sublayer Norite and Footwall (or Granite) Breccia. The Sublayer Norite is a sulphide-rich, igneous-textured, xenolith-bearing quartz norite. The Footwall Breccia matrix is variably-textured and granodioritic. The Sublayer occurs as a discontinuous layer up to several hundred metres thick in depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic, noritic, gneissic, and ultramafic composition.

Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed "offsets" that have been interpreted to infill major impact-derived fracture zones. Radial offsets connect to the SIC, whereas the concentric dykes commonly show no physical connection to the SIC. The radial offset dykes average less than 100 m wide, and become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South, Totten).

3.2      MINERAL DEPOSITS

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.66 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and
8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1    Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. The embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for Sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated. All the Properties within the SJV include contact type Cu-Ni deposits.

3.2.2    Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m. Offset-type mineralization occurs on the Norman and Victoria project areas.

3.2.3    Footwall Deposits
Footwall deposits may be offshoots of contact deposits although the connection is not always well-defined. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits may have acted as a conduit for mineralizing fluids and as a medium for the deposition of sulphides. Where connected there is a distinct metal zoning between Contact Deposits and the Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low total PGM content compared to the high Cu/Ni ratios and enriched total PGM content in the Footwall Deposits. These observations can be applied in exploration.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.


4.       SOURCES, HANDLING AND VERIFICATION OF DATA

4.1      DATA SOURCES

Inco had accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties. These data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

The original report prepared by Patterson (dated November, 2001) was based solely on information generated and provided by Inco. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding the data or the Properties.

FNX and its consultants have independently verified the drill assay data received from Inco. The Corporation has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

Since inception of the SJV exploration program a significant amount of new data has been generated on the Properties resulting in an increasing dependence on these new data as the project advances. During the period April 1, 2003 to March 23, 2004, FNX completed 114 surface diamond drillholes (177,177 ft) on four of the five Properties. In addition a further 133,021 ft were completed in 290 holes from underground locations in the reconditioned McCreedy West mine workings.

In sections of the Patterson Report dealing with the presentation of data on the five Properties the Imperial System is used. Activity on the project Properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the metric system to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to the large existing database, it was decided to continue with the Imperial System when presenting the data. Borehole coordinates and intersection lengths are recorded in ft. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to Imperial Units for consistency during resource estimation.

4.2      DATA VERIFICATION

As previously reported, FNX and its consultants reviewed in detail the assay records of all Inco boreholes that intersected the mineralized zones and calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Dr. Patterson conducted a detailed audit of the Corporation's borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. ("SGM") was retained by FNX to review Inco's information and procedures and to conduct an independent check sampling and assay program of Inco's assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed on SEDAR.

Roscoe Postle Associates Inc. ("RPA"), an independent geological and mining consulting company, was retained by FNX to undertake an independent audit of the FNX in-house resource/reserve estimates on part of the McCreedy West resource inventory. This audit, to National Instrument 43-101 standards, and dated March 5, 2003, included a review of sample preparation and laboratory practices and procedures. The March 5, 2003 report has been filed with SEDAR. The following comments have been made by RPA on FNX Data Verification procedures:

     "The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Some checking and verification has been done by a registered Ontario land surveyor.

     All FNX surface holes have been surveyed down-hole under contract by Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft. or 100 ft. intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft. intervals.

     FNX routinely assays for Ni, Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As and has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

     RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation."

4.3       SAMPLING METHOD AND APPROACH

The details of the RPA findings have been included in earlier reports filed on SEDAR. The RPA recommendations have been implemented and some changes have occurred.

The sampling protocols employed by FNX are as follows:

Sample material is obtained from diamond drill coring which includes NQ size for surface drillholes and BQ size for underground drillholes. The NQ core is sawn in half by diamond sawing whereas BQ core is sampled whole. Samples are then tagged, packaged and shipped for preparation and assay at independent, accredited, commercial laboratories.

Drill core is logged by FNX geologists and information is digitally recorded using Century Systems (" DH Logger software") on individual laptop computers. At the end of each day this information is "copied in" to the FNX central database and the drill log on the laptop remains the editable version. When a hole is finished and logging is completed, the drill log is "checked in" to the central database and the version on the central database becomes the editable version. This system allows a duplicate copy of the log to be stored separately, while ensuring that only one of these copies remains editable. Geological data recorded include lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, structures and assay sample intervals.

Assay sample intervals are defined by the geologist under the following conditions: (i) the hole cuts a previously defined mineralized envelope; (ii) the core contains notable sulphide mineralization; (iii) favourable conditions exist for mineralization (ie. alteration, rock type) based on previous drilling and assaying in similar environments. Sample lengths do not exceed 5 ft and are predominantly within the 2 - 5 ft range. Wherever possible, individual assay samples are defined by geological boundaries and/or mineralization styles.

Individual, unique sample numbers are assigned to sample intervals in sequence and sample numbers are independent of hole numbers. Standards and blank samples are inserted in the sample sequence at predefined intervals. Sample numbers are marked on the core with a china marker at the start of each sample interval. Standards are inserted at a frequency of 1 in every 40 samples; the name of the standard is written in the tag book and entered into the central database, but remains "blind" to the lab. Blank samples are unmineralized and unaltered felsic norite core taken from Levack drill holes FNX2004 and 2022. The blanks are inserted similarly to standards in the sample sequence at a frequency of 1 per 100 samples, typically within or immediately after well-mineralized intervals. This is done to monitor "carry over" within the sample preparation equipment. The samples, standards and blanks are recorded in the sample book and digitally, using the DH Logger software. The entire length of the drillhole is digitally photographed, both wet and dry.

All drillholes are recorded in a Diamond Drilling Journal, located at the sampling station in the core logging facility. The journal is readily accessible and it is the responsibility of all workers involved in the processing of drill core to maintain this journal. All details related to the processing of drill core are recorded in this journal, including assay sample intervals, sample sequences and special instructions to the laboratory.

4.4      SAMPLE PREPARATION AND SECURITY

Core from surface holes (NQ size) which has been marked for assaying is cut in half by the core technicians using a diamond blade rock saw. After cutting, the core is rinsed to prevent sample contamination. One half of the core is returned to the core box and retained, the other half is placed in sample bags labelled with the assigned sample number. The retained half of the core is then labelled with the corresponding sample number. The same half of the core is consistently sampled throughout a continuous sample interval. Sample tags are removed from the sample tag book, one is placed with the assay sample in the shipping bag and the other is stapled inside the core box at the beginning of the sample interval. Sample bags are stored in the secure core facility prior to shipping to the Lakefield sample preparation facility in Sudbury. The saw and sampling area is hosed down after each hole, and thoroughly cleaned daily. The saw blade is sharpened/cleaned periodically (several times a day) with a masonry brick. This reduces carry over of metals between samples.

Filled sample bags are placed in sequential order by sample number. Standards and blanks are inserted in their sequential position. Samples are shipped, in sequence including standards and core blanks, in large plastic shipping crates which are secured prior to shipment and either delivered to the sample preparation facility once or twice weekly by the core technician or shipped by commercial carrier. Accurate waybill receipts and chain of custody reports are maintained. Any discrepancies in received materials or security devices are promptly reported. For each batch of samples shipped a laboratory submittal form is completed. One copy goes with the samples and a duplicate is filed at the FNX office for reconciliation. The submittal form identifies the Corporation's name, samples and project name. Each sequential sample series is entered on a single line with: the first and last sample as well as the total number of samples together with assaying and any special instructions e.g. instructions to freeze samples which may be required for metallurgical test purposes.

Drillcore boxes are clearly labelled with "Dymo Tape" on the front end, identifying drillhole number, box number and depths of the core contained in each box. Core to be kept is stored in a secure enclosure on the property pending assay results. After assays are received and checked, the core is kept in either the Annex Warehouse racks or sent to the Frood-Stobie core storage facility.

4.5      SAMPLE PREPARATION AND ANALYSES

Prior to June 2003, sample preparation was completed at ALS Chemex, Mississauga and analyses were completed at ALS Chemex, Vancouver. Since June 2003, sample preparation has been done by SGS Lakefield, Sudbury Operations and analyses are completed at ALS Chemex, Vancouver. ALS Chemex holds ISO9002 accreditation and participates in the proficiency testing that is required to achieve ISO17025 accreditation. SGS Lakefield holds ISO17025 accreditation.

On arrival at the preparation facility, samples are received, checked against the submittal forms and weighed. Samples are entered and progress is monitored using the Laboratory Information Management System ("LIMS").

The entire sample is crushed in a Rhino Jaw crusher to 85% passing -10 mesh
(2mm). Sieve tests are done periodically to monitor grain size. Samples are split in a riffle splitter to achieve a 200-225 gram split. The sample splits are pulverized using a ring mill for approximately two minutes to achieve 90% passing -200 mesh. The pulp is sealed in paper envelopes with the affixed digital label and shipped via courier to the ALS Chemex laboratory in Vancouver. A confirmation of shipping, including submittal form number, number of samples, and waybill number is faxed from the sample preparation laboratory to the FNX exploration office.

Upon arrival at the ALS Chemex Lab in Vancouver, the pulps are once again checked against the submittal form, weighed and entered into the ALS Chemex LIMS. Samples are then posted to the lab's secure website where their progress can be monitored by selected FNX staff with secure access permission. Once the assays are finalized a digital copy of the certificate is e-mailed to FNX. The geologist responsible for QA/QC loads the assays into the central database. A paper copy is also mailed to the FNX exploration office and archived.

All analytical assay results are stored within FNX's central database, along with all the logged data from the drill core. The integration of these data with the drillhole logs allows for QA/QC monitoring and data export into Datamine.

In the ALS Chemex Lab, Vancouver, 0.2 g of the pulp is fused with 2.6 g of sodium peroxide at 650(0)C. The resulting melt is cooled and dissolved in 250 ml of 10% hydrochloric acid. The solution is analysed by inductively couple plasma - atomic emission spectrometry (ICP-AES) and the results corrected for spectral interference. Calibration solutions for the ICP-AES must be prepared in a similar fashion to achieve matrix matching. The elements Ni, Cu, Co, Pb, Zn, As, Fe and S are reported. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

For Pt, Pd and Au determinations, a 30 g (1 assay ton) pulp is fused by fire assay furnace to produce a lead button and then cupelled to yield a precious metal bead. The bead is digested in a solution of 2% hydrochloric acid and the solution is analyzed by ICP-mass spectrometer (ICP-MS). Detection limits are
0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

For As and Ag determinations, the pulp is treated using Aqua Regia which consists of treating a sample with a 3:1 mixture of hydrochloric and nitric acids. The dissolved sample is then analysed using atomic absorption (AA). Detection limits for Ag is 0.2 ppm.

FNX stores all pulps but keeps and freezes coarse rejects for selected mineralized intervals only. The coarse rejects for mineralized intersections are frozen to prevent oxidation and to ensure that the samples remain in good condition for future repeat assays or metallurgical testing.

4.6      ASSAY QUALITY ASSURANCE/QUALITY CONTROL

Since the beginning of the SJV exploration program FNX has retained Analytical Solutions Inc. (" ANALYTICAL SOLUTIONS") to review and audit FNX's sampling and assaying programs and to make improvements to QA/QC procedures where warranted (Bloom, 2003 & 2004). This has ensured continuous independent monitoring of FNX's entire sample preparation and assaying procedures. Internally generated reports (weekly and quarterly) are submitted to Analytical Solutions for review, comment and recommendations. In addition, Analytical Solutions personnel visit FNX's operations and the service laboratories regularly thereby ensuring constant oversight of all analytical aspects of the exploration program.

The quality control system employed by FNX includes the use of reference materials, blanks and check assays. During the period April 2003 to March 2004, a total of 23,826 samples was assayed and the QA/ QC program confirmed that the assays are acceptable.

Control blank core samples are inserted at a rate of 1 per 100 samples. Currently the core blanks come from Levack drillholes FNX2004 and FNX2022. Reference standards are inserted at a rate of 1 per 40 samples for both precious and base metals. Standards currently being used include GBM399-10 and 900-3 from Geostats, Australia, PGMS-1, 2 and 4 from CDN Resource Laboratories B.C., SU-1a and PTC-1a both from CANMET and LDI-1, a standard from Lac des Iles which has not undergone round robin assaying. Checks assays are being done at a rate of 1 in per 40 samples. The checks are randomly selected during sample preparation and analyzed at SGS Lakefield Research, Lakefield, Ontario.

ALS Chemex and SGS Lakefield Research perform standard internal QA/QC to ensure reliable results. The QA/QC program identified some cases of sample switches (less than 10 cases) and concerns regarding the accuracy of PGE assays. Preparation of new pulps and/or re-assaying was done at no cost by ALS-Chemex. There were no indications of critical systematic biases. Based on check assays at SGS Lakefield, additional PGE check assays have been undertaken since the approximately 400 check assays showed a minor bias towards higher values for Pt and Pd at ALS-Chemex. The reference materials submitted to SGS Lakefield were biased low for some sample batches which may account for the differences. These differences are in the order of 0.01 gpt Pd and 0.03 gpt Pt (Lavigne et al. Internal QA/QC Report, 2003).

The QA/QC program will be expanded to include tests on sub-sampling of the crusher material (90% passing 2 mm) and the second half of the drill core. Due to issues regarding confidence in the `expected values' for the commercial reference materials FNX is preparing a series of reference materials made from ore at existing operations and certified by submission to five or more laboratories. One reference material, containing 25% Cu and 1.5% Ni, has been prepared by TSL Inc. and additional reference materials at lower grades are required.

4.7      SAMPLE SECURITY

RPA in a report entitled "Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area" and dated August 22, 2003 describe the FNX procedures as follows:

     "At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

     After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco's core disposal site at Frood-Stobie.

     Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult."

4.8      DATA VERIFICATION

     "RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core boxes for resource intercepts were checked against drill logs for seven holes and RPA's visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA's opinion. Only one error of 0.1 ft. in a recorded sample interval was noted and this was due to a smeared footage block".

In this report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, + Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold.

A list of abbreviations and conversion factors is included in Appendix 1.

All intersection lengths referred to in this report are lengths of drill core and should not be interpreted as being true widths.


5.       FNX MINING - SUDBURY PROJECT

         INFRASTRUCTURE & STAFFING

Following the signing of the agreements with Inco and Dynatec on January 10, 2002, the Corporation very quickly mobilized the program. An office was opened in Sudbury in March 2002 and the staff grew rapidly to the current level of 35, comprising 22 geoscientists, 7 technicians and 6 support staff. This staff is now dispersed between three locations. The main office, at Kelly Lake Road in Sudbury, handles local administration together with the Norman, Victoria and Kirkwood projects. The exploration office at Levack services the exploration at the McCreedy Mine property and the Levack and North Range Footwall projects. Four geologists are located at the McCreedy West minesite.

The two core logging and sampling facilities continue with the Kelly Lake Road location in Sudbury, now dedicated to Norman and Victoria core, and the Levack location handling the core and sample load from the McCreedy West mine underground operations and also from the North Range exploration projects. Both Sudbury project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

FNX's SJV partner, Dynatec has set up an office, warehouse, machine shops and other required facilities at the McCreedy West Mine site and employs some 111 persons.

The FNX corporate head office remains at 55 University Avenue, Toronto and it is anticipated that the current staff of seven persons will be supplemented by several additional key appointees.

         EXPLORATION STATISTICS

Since inception of the drilling programs in late March 2002, a total of 570,000 ft of surface diamond drilling has been completed in 458 drill holes. As access has been gained to the underground workings, more of the drilling at the McCreedy West Mine has been carried out from underground locations and to date 252 underground holes have been completed for 118,165 ft. The current rig disposition is seven surface rigs and five underground rigs. FNX's surface drilling operations are carried out by Major Drilling, with one rig at McCreedy West, two at Levack, and three at Norman. FNX's underground drilling has been contracted to Boart Longyear with four rigs drilling various deposits in the McCreedy West Mine and one underground at the Levack Mine. In the period 1 April, 2003 to 23 March, 2004, FNX completed 114 surface diamond drillholes (177,177 ft) on four of the five Properties. In addition a further 133,021 ft of diamond drilling were completed in 290 holes from underground locations in the reconditioned McCreedy West Mine workings.


TABLE 2:  DRILLING PROGRAM FROM INCEPTION TO MARCH 23, 2004

 --------------------- ------------------------ ---------------------- -------------------------
                               SURFACE               UNDERGROUND                TOTALS
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
                       # HOLES        FEET      # HOLES       FEET     # HOLES         FEET
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 MCCREEDY WEST - S            71       115,316        252     118,165          323      233,481
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 LEVACK                       40        87,628                                  40       87,628
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 NORMAN                      158       220,757                                 158      220,757
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 VICTORIA                    167       101,079                                 167      101,079
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 NORTH RANGE F/W              22        45,952                                  22       45,952
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------
 TOTALS                      458       570,732        252     118,165          710      688,897
 --------------------- ---------- ------------- ---------- ----------- ------------ ------------

Approximately 23,800 samples were sent for assay during the period April 1, 2003 to March 23, 2004 with the total since inception being 49,500 assays.

6.       SAFETY, HEALTH AND ENVIRONMENT (SH&E)

The directors, management, employees and contractors of FNX place a high priority on ensuring that the best practices of safety, health, environment and community relations are followed in the Corporation's activities. Together with Dynatec, FNX constantly reviews performance in these areas and attempts to provide a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which it operates. The SJV and its contractors worked without a lost-time injury in the period from 1 April, 2003 to 23 March, 2004. Despite this record the SJV remains committed to providing the training and instilling best practices to continue this record into the future.

The SJV's Joint Health and Safety Committee continued its regular workplace inspections and meetings in order to comply with regulatory requirements and to promote a safe and healthy workplace environment. Worker and management representatives on the committee have completed the required certification courses with the Mines, Aggregates Safety and Health Association (MASHA).

FNX continues its regular training of employees and holds regular meetings with contractors in order to promote sound work practices and compliance with the Corporation's policies. As a minimum, field staff receive general orientation from the Northern Center for Advanced Technology (NORCAT), standard Workplace Hazardous Materials Information System (WHMIS) training and Emergency First Aid training. FNX is continually updating its Orientation Program and indoctrinates new personnel and new contractors with the objective of increasing awareness of safety, health and environmental issues. Procedures are reviewed with employees on a monthly basis. Requirements and standard operating procedures are outlined in the Safety, Health and Environmental Orientation Manual, which is updated on an annual basis at a minimum, and is mandatory reading for all personnel.

FNX has implemented a Safety, Health and Environmental Management System ("MANAGEMENT SYSTEM") This clearly outlines inspection standards and their frequency for the Properties. This document also outlines record keeping requirements and procedures for reporting and addressing potential compliance issues for appropriate members of upper management. The Management System is a vehicle for monitoring the Corporation's activities and maintaining compliance with both corporate and regulatory requirements.

FNX implemented a medical surveillance program with a third party health-care provider to monitor the condition of employees and ensure employees are fit for the work that they have been hired to perform. The program includes regular examinations and testing to monitor the capabilities of employees prior to hire, at appropriate intervals after employment commences and prior to returning to work after an injury or illness.

7.       RESOURCES & RESERVES

The report (dated May 9, 2003 prepared by Patterson and filed on SEDAR May 21,
2003) outlined resource estimates for five of the seven known deposits at the McCreedy West Mine, which totaled 1,740,000 tons in the measured and indicated categories and a further 376,000 tons in the inferred category. The resources were contained within the Inter Main, Upper Main and East Main contact-type deposits and the 700 and 950 footwall -type vein deposits. These resources were reviewed and audited by RPA (RPA report March, 2003).

During the current reporting period, resources for the Inter Main and East Main deposits were updated to reflect additional drilling. A change in minimum mining width, additional drilling and raising were incorporated in the 700 Deposit resource update, Resources for four of the five deposits were converted to probable reserves (RPA report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004. These additional resources were also reviewed by RPA.

In addition, at the Levack Mine, FNX estimated a total of 4.6 million tons in the measured and indicated resource categories and further 981,000 tons in the inferred resource category.

RPA was retained to review the Corporation's internally generated resource and reserve estimates for the McCreedy West Mine and Levack Mine. The report for the McCreedy West Mine is entitled "Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario", and dated August 22, 2003. The report covering the Levack Mine is entitled "Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario", and dated October 3, 2003. Both of these reports were authored by Richard Routledge, M.Sc (Appl.), P.Geol. The complete reports were filed with SEDAR on August 29, 2003 and October 9, 2003, respectively.

Where possible, FNX's mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced describing the model parameters used, including the number of drill holes, assay and composite statistics, estimate methodology and interpolation parameters, volume-tonnage validation and nearest neighbour interpolation validation of the model. The McCreedy West Inter Main, East Main, Upper Main, and 950 Footwall Vein deposits were estimated using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying an earlier Inco estimate using the cross sectional polygon method. At the Levack Mine resources for the 1300, 1900 and No. 7 deposits were completed using the IDX. The remaining mineral resources at Levack were prepared using the Inco Levack Mine Mineral Resource Inventory (MRI). The deposits within the MRI were modeled on cross sections spaced at 70 ft, intervals and resource estimates were completed using the cross sectional polygonal method. Reference should be made to the Levack Mineral Resource report by RPA for more detailed methodology. The following Tables present the current status of resources/reserves at the Corporation's Properties:

TABLE 3:        SUMMARY OF MINERAL RESERVES (AS AT DECEMBER 31, 2003)
   ----------------------------------------------------------------------------------------------------------------
   MCCREEDY WEST MINE (SUDBURY JOINT VENTURE)
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
                                                 TONS         NI      CU       PT       PD       AU     TPM
   ---------------- ---------------------------- ----------- ---------------- -------------------------------------
   CATEGORY                                      (000S)             %                      OZ/TON
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
   PROBABLE         CONTACT DEPOSITS                1,237.1  1.91    0.23
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
                    FOOTWALL DEPOSITS                 119.0  0.75    6.83     0.05     0.08     0.04   0.17
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
   TOTAL                                            1,356.1
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------


TABLE 4:        SUMMARY OF MINERAL RESOURCES (AS AT MARCH 23, 2004)
   ---------------------------------------------------------------------------------------------------------------
   MCCREEDY WEST MINE
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                                                    TONS       NI       CU      PT       PD       AU       TPM
   ---------------- ---------------------------- ----------- ---------------- ------------------------------------
                                                   (000S)           %                       OZ/TON
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   INDICATED        CONTACT DEPOSITS                 -          -       -        -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                    FOOTWALL DEPOSITS                 520.0  0.27     1.44    0.07     0.07     0.02     0.16
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
    TOTAL                                             520.0  0.27     1.44    0.07     0.07     0.02     0.16
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   INFERRED         CONTACT DEPOSITS                  821.3  1.67     0.31                      -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                    FOOTWALL DEPOSITS                   8.2  0.85     7.44    0.08     0.12     0.06     0.26
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
    TOTAL                                             829.5
   ---------------------------------------------------------------------------------------------------------------
   LEVACK MINE
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                                                    TONS        NI       CU     PT       PD       AU       TPM
   ---------------- ---------------------------- ----------- ---------------- ------------------------------------
                                                   (000S)           %                       OZ/TON
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   MEASURED         CONTACT DEPOSITS                2,415.0  2.11     1.07    -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   INDICATED        CONTACT DEPOSITS                2,182.8  1.99     0.90    -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   TOTAL            CONTACT DEPOSITS                4,596.8  2.06     1.03    -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
       INFERRED                CONTACT DEPOSITS       981.3  1.97     0.86    -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------


All reserve/resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.90 per pound (/lb.), Ni=$3.50/lb.,Pt=$525 per ounce (/oz.), Pd=$350/oz., Au=$350/oz. and a Canadian dollar of U.S.$0.67.

A number of resource estimations are in progress for several other deposits within the Properties. A geologically-conditioned simulation investigation is in progress on the PM Deposit at the McCreedy West Mine and on the 2000 Deposit on the Norman Property. These deposits are Cu-Ni-PGM vein systems which can be difficult to model using conventional inverse distance interpolation methods. The geologically based simulations on these deposits should provide a more robust resource model on which to base future advanced exploration and production decisions. It should be noted that the exploration ramp advancing into the PM Deposit will provide additional information as to the controls on mineralization thereby permitting a better understanding and application of the model. Plans also include resource estimation for the Powerline and No. 2 West Deposits at the Victoria Mine property using computer generated block modeling.


8.0      FNX MINING SUDBURY JOINT VENTURE PROJECT - PROPERTIES

All of the Properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are 100% owned by the SJV (Table 2). Ownership is primarily by patent but two are mining leases renewable in 2007. The information pertaining to activity on the various Properties presented in the Property Report is current as of 23 March, 2004. As this is a dynamic program new information is being generated daily and is disseminated by the Corporation through periodic news releases.

8.1      MCCREEDY WEST MINE PROPERTY

8.1.1    Location, History, Infrastructure & Environment

The McCreedy West Mine project area, (Figure 1), comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the site is served by an active rail spur.

The Mond Nickel Corporation ("Mond") purchased the McCreedy West Mine (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the orebodies commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to mine closing in 1998 totaled 15,758,000 TONS averaging 1.70% CU, 1.44% NI, 1.3 G/T TPM.

During the last two years of this historic production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 4.0 g/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at the McCreedy West Mine includes a -20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. Since the inception of the SJV in January 2002, this ramp has been reconditioned and made safe to the 1600 Level. In addition the 6,900 ft. of the 1600 Level track haulage drift to Levack Mine has also been reconditioned. The 950 L has been reconditioned and a drill cross cut excavated. A ramp to access the Inter Main Deposit is nearing completion between the 950 and 1400 levels of the mine and an exploration ramp into the PM Deposit has progressed 700 ft. Mining development and stope mining is continuing at various levels of the mine into the 700 Vein Complex, Upper Main, East Main and Inter Main deposits. Water, electricity and air systems in the mine have been reconditioned and are operating efficiently. At the present time, five underground drill rigs are in operation and all underground activities are supported by the required surface facilities. Mine water is being drained to the Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. The SJV has posted an environmental bond with Inco to cover any incremental environmental liabilities over and above those identified in the Inco Closure Plan for the McCreedy West/Levack Properties.

As infrastructure has been refurbished and production has resumed at the McCreedy West Mine monitoring at the site is now structured to meet compliance and due diligence requirements rather than to provide baseline data. Existing liabilities (i.e. metal concentrations in soil) that could be impacted by the SJV's activities were characterized prior to resuming production.

Monitoring of local air and surface water quality is performed to supplement the existing monitoring programs being carried out by Inco and Falconbridge as part of their approvals for neighbouring mines.

The temporary pile of non-reactive rock is monitored by site personnel, as per the Certified Waste Rock Monitoring Program. The pile and its management will be audited by a third party consultant on a semi-annual basis until the rock is backhauled underground.

Preliminary engineering for the crusher building and backfill plant have been completed. An amendment to the Levack-Onaping Closure Plan has been submitted to the Ministry of Northern Development and Mines (MNDM) to approve these additional site features. An application for a site-wide Certificate of Approval (Air) will be updated to reflect these additional emission sources. Approval of the amendment and the Certificate of Approval are anticipated in the 2nd Quarter 2004.

The annual Public Information Session regarding the McCreedy West Mine operations is planned for second quarter 2004 in the community of Levack.


8.1.2    Property Geology & Mineralization

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy). At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Previous operations exploited both CONTACT CU-NI mineralization along the base of SIC within Sublayer Norite and granite breccia-filled embayments, and FOOTWALL CU-NI-PGM mineralization in the footwall Sudbury Breccia environment.

The CONTACT DEPOSITS on the property (Inter Main, Upper Main, East Main and Boundary, (Figure 2), are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures that penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of footwall breccia. Hangingwall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by three deposits known as 700, 950 and the PM Deposits.

[GRAPHIC OMITTED - McCreedy Deposits Vertical Section]

8.1.3    Contact-Type Deposits

The UPPER MAIN DEPOSIT ( Figure 2) comprises two mineralized lenses; a contact and a hanging wall lens. Both lenses consist of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within granite breccia. The higher grade contact lens is between 8 and 18 ft in width, and occurs over a strike extent of 300 ft and a down dip extent of 250 ft within sublayer norite and granite breccia. The volumetrically larger, but lower grade, hanging-wall lens ranges from 10 to 25 ft in width, and occurs over a strike extent of 650 ft and a down dip extent of 180 ft. This latter lens is strictly contained within a narrow granite breccia package. Unlike other known contact zones at the McCreedy West Mine, the location of the mineralization does not appear to be controlled by the morphology of the lower contact. The contact lens occurs along a topographically unremarkable hanging-wall - footwall contact at a dip of approximately 38o, whereas the hanging-wall lens occurs up to 130 ft away from the contact at a sub-horizontal orientation

Prior to FNX's involvement at the McCreedy West Property, Inco mined the Upper Main Zone, between the 250 ft Level and the 600 ft Level, and completed 5 holes in the un-mined section of the hanging-wall lens and 13 holes in the contact lens. FNX has completed a further 14 holes on the Upper Main from both surface (2,018 ft) and underground (2,782 ft). These holes have helped to define the limits of the contact lens, as well as to provide additional internal and extensional data for the hanging-wall lens. A typical intersection on the contact lens is represented by borehole FNX0008 (0.5% CU, 2.1% NI OVER 17.7
FT), whereas a typical intersection on the hanging-wall lens is contained in FNX 3000 (0.55% CU, 1.73% NI OVER 25.0 FT).

In February 2003, FNX estimated an indicated resource of 48,000 TONS in the Upper Main contact lens which graded 0.46% CU, 1.87% NI. An inferred resource of 128,000 TONS in the hanging-wall lens graded 0.31% CU, 1.44% NI. In July 2003, 36,100 TONS of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% CU, 1.61% NI. These figures have been independently verified and audited by consultants Roscoe Postle Associates, (March, 2003). With the completion of the 2003 drilling program and reserve estimation, mining was initiated at the Upper Main Deposit in May 2003. To March 23, 2004, approximately 23,000 TONS of ore grading 0.3% CU AND 1.2% NI were mined.

There are no current plans to carry out any further drilling on the Upper Main Deposit during 2004.

The INTER MAIN DEPOSIT (Figure 2), a new discovery by FNX, consists of nickel-rich, Sudbury Basin contact-type and hanging-wall mineralization. The main body of mineralization is controlled by footwall irregularities, and gneissic blocks and fragments in the hanging-wall at or near the contact of the SIC with the underlying footwall. The reserve model of the Inter Main suggests that mineralization occurs over a strike direction of at least 1100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage (Figure 3). The dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

The contact and hanging-wall style sulphides consist of pyrrhotite-pentlandite-chalcopyrite-pyrite, and are characterized by various textural styles; the most common include: inter granular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulphides, and uniform massive sulphides with net textured pentlandite. The style of mineralization is highly dependent upon rock type association, as well as proximity to traps along the contact.

In March 2002, FNX completed its first hole into this previously undefined deposit, and intersected 52.3 FT OF 3.17% NI AND 0.37% CU. This intersection hastened the pace of exploration at the Inter Main, resulting in the completion of 38 surface holes in 2002 at a spacing of 50 to 200 ft. In 2003, the rehabilitated 1600 level drift at the McCreedy West Mine provided an ideal platform from which to complete infill and expansion drilling of the Inter Main. In addition, initiation of Inter Main access ramps from the 950 Level and the 1400 Level have also provided critical drilling platforms. In total, 135 holes were completed at the Inter Main from April 1, 2003 to March 23, 2004, for a total of 59,200 ft and the results of this drilling are presented in Table 5.

[GRAPHIC OMITTED - Sudbury Joint Venture McCreedy West Property Inter Main Deposit]

These holes have helped to define the Inter Main Deposit at 50 ft centres over half of the deposit, as currently known, and 80 to 100 ft centres over the remainder of the deposit.

In February 2003, an indicated resource of 866,000 TONS GRADING 0.24% CU AND 2.02% NI was announced for the Inter Main Deposit. In July, 2003, following additional in-fill drilling, this resource was upgraded to a reserve of 1,070,000 TONS GRADING 0.21 % CU AND 1.88 % NI. An additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was also identified at this time along the western extents of the Inter Main. These figures have been verified and audited by independent consultants, RPA.

Mining has now commenced on the Inter Main Deposit in sills leading from the 950 and 1400 level Inter Main access ramps. By the second Quarter of 2004, these ramps should connect, and mining of the Inter Main Deposit can begin in earnest. To date some 47,000 TONS of ore have been mined in the Inter Main at a grade of 0.3% CU AND 1.8% NI.


TABLE 5:                MCCREEDY WEST: INTER MAIN DEPOSIT - RESERVE AREA:
                        ASSAY INTERVALS 2003/2004 REPORT PERIOD DRILLING
       ---------------- -------------------------------- ---------------------
          BOREHOLE                    FEET                          %
       ---------------- -------------------------------- ---------------------
                            FROM        TO        LENGTH       CU         NI
       ---------------- ---------- ---------- ---------- ---------- ----------

           FNX0085          576.0      611.5       35.5        0.2        1.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0086          545.0      547.4        2.4        0.1        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0087          468.5      505.0       36.5        0.2        2.2
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0091          380.0      395.0       15.0        0.3        1.5
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0098          551.8      568.8       17.0        0.3        2.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0104          546.0      568.0       22.0        0.3        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0112          489.7      512.6       22.9        0.1        1.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0122          501.2      516.5       15.3        0.2        3.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0123          461.2      495.0       33.8        0.2        3.2
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0124          477.7      506.3       28.6        0.2        3.5
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0125          467.0      502.0       35.0        0.2        3.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0126          456.8      497.4       40.6        0.3        2.8
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           465.4      487.3       21.9        0.2        3.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0127          453.3      460.0        6.7        0.2        3.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0128          467.1      535.0       67.9        0.3        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           467.1      495.0       27.9        0.3        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            514.0      535.0       21.0        0.4        1.5
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0138          567.6      572.7        5.1        0.3        1.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0148          379.0      425.0       46.0        0.3        2.9
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           399.5      420.5       21.0        0.3        3.9
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0149          444.0      447.5        3.5        0.2        1.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0156          484.4      548.3       65.9        0.1        1.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0157          494.4      523.3       28.9        0.1        0.9
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           494.4      501.7        7.3        0.2        1.5
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            513.6      523.3        9.7        0.2        1.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0174          466.8      490.9       24.1        0.3        2.2
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           478.3      487.9        9.6        0.3        3.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0176          408.8      414.7        5.9        0.4        2.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0177          403.7      418.1       14.4        0.4        4.4
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           403.7      413.4        9.7        0.4        5.2
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0182          501.6      535.0       33.4        0.2        3.2
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           509.8      529.5       19.7        0.3        4.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0183          480.7      525.0       44.3        0.2        3.2
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0184          434.3      458.6       24.3        0.2        1.4
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           434.3      446.7       12.4        0.2        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0185          461.4      530.0       68.6        0.4        1.4
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           477.0      500.0       23.0        0.5        2.5
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           477.0      487.5       10.5        0.6        4.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0186                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0187          526.5      544.2       17.7        0.2        4.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0188          441.4      495.3       53.9        0.4        1.9
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           441.4      454.3       12.9        0.6        4.2
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0206          546.3      571.9       25.6        0.3        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           546.3      558.9       12.6        0.4        3.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0207          501.6      519.6       18.0        0.2        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           501.6      513.3       11.7        0.2        2.4
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0215          500.9      519.2       18.3        0.1        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0216          532.8      548.7       15.9        0.4        1.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0217          500.8      536.4       35.6        0.4        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           500.8      520.8       20.0        0.5        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0218          505.1      521.4       16.3        0.3        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0219          526.2      542.3       16.1        0.3        1.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0228          498.0      532.5       34.5        0.2        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           498.0      511.9       13.9        0.2        3.4
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0229          490.0      496.0        6.0        0.3        1.2
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            514.0      532.2       18.2        0.1        1.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0230          516.0      527.5       11.5        0.4        1.6
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            611.5      619.8        8.3        0.3        0.9
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0231                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0233          444.6      488.0       43.4        0.2        1.5
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           446.7      454.9        8.2        0.3        3.1
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           477.0      488.0       11.0        0.2        3.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0234          425.2      442.8       17.6        0.6        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0236          564.1      568.6        4.5        0.3        1.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0244          395.7      416.2       20.5        0.3        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0263                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0264          132.5      136.5        4.0        0.3        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            153.5      159.4        5.9        0.6        4.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0265                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0266           62.1       63.2        1.1        0.2        3.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0267           81.8       88.6        6.8        0.2        4.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0294           67.4       92.0       24.6        0.3        4.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0295                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0297          147.5      156.0        8.5        0.2        1.9
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0325          212.3      213.0        0.7        0.4        3.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0327           52.8       95.9       43.1        0.4        2.0
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.            52.8       67.0       14.2        0.6        3.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0329           78.0      176.5       98.5        0.2        1.6
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.            78.0      108.0       30.0        0.4        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           169.1      176.5        7.4        0.3        3.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0330          190.7      205.2       14.5        0.2        2.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0331           87.7      128.3       40.6        0.2        1.1
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.            87.7      106.5       18.8        0.2        1.7
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           120.6      128.3        7.7        0.1        1.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0332          107.6      110.5        2.9        0.1        1.7
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            147.4      154.2        6.8        0.2        1.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0333          141.8      158.9       17.1        0.5        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           142.6      151.4        8.8        0.4        3.3
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            259.3      279.0       19.7        0.3        1.3
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           271.5      279.0        7.5        0.4        2.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0334          103.7      132.8       29.1        0.4        1.2
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           103.7      110.0        6.3        1.1        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           120.4      132.8       12.4        0.3        1.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0335          139.1      152.0       12.9        0.5        3.3
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            196.7      212.9       16.2        0.6        3.2
       ---------------- ---------- ---------- ---------- ---------- ----------
             AND            276.5      280.0        3.5        0.5        3.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0338           95.9      123.9       28.0        0.8        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.            97.3      106.5        9.2        0.8        4.0
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           111.7      121.6        9.9        0.8        3.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0375                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0376          187.0      191.2        4.2        0.1        0.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0380          613.1      637.8       24.7        0.2        0.9
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0427          137.0      152.7       15.7        0.2        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0429          245.4      253.9        8.5        0.1        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0430                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0431          154.2      167.7       13.5        0.2        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0432          133.8      145.6       11.8        0.4        1.8
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0433           78.7       88.8       10.1        0.2        2.7
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0434          104.2      144.5       40.3        0.3        2.3
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0439          180.7      199.7       19.0        0.1        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0440          244.1      303.3       59.2        0.1        1.5
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0441                                               NSV
       ---------------- ---------- ---------- ---------- ---------------------
           FNX0442          230.9      283.9       53.0        0.1        2.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0443          173.0      188.0       15.0        0.2        2.4
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0444          143.1      150.0        6.9        0.1        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0444B          160.6      163.6        3.0        0.2        4.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0600          109.2      120.2       11.0        0.1        2.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0602          124.0      126.5        2.5        0.3        3.1
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0603          141.6      251.4      109.8        0.2        1.3
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           141.6      210.0       68.4        0.2        1.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0604           93.1      116.1       23.0        0.2        3.6
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0605          135.0      204.2       69.2        0.1        1.4
       ---------------- ---------- ---------- ---------- ---------- ----------
            INCL.           135.0      169.5       34.5        0.1        2.0
       ---------------- ---------- ---------- ---------- ---------- ----------
           FNX0607          150.6      155.0        4.4        0.5        1.9
       ---------------- ---------- ---------- ---------- ---------- ----------
         nsv = no significant values


The objective of the 2004 exploration program on the Inter Main Deposit, is to continue with required production drilling within the reserve area, and to test for extensions by completing 33,200 ft of proximal and distal exploration drilling outside of the reserve. The proximal targets will include the extension of the Inter Main towards the South West (Fig. 3) where previous drilling and mining on the 1450 Level by Inco had suggested the potential for this area to host a significant Ni resource. Surface drilling (FNX3066: 0.2% CU, 1.3% NI OVER 97.5 FT, and FNX3067: 0.2% CU ,1.3% NI OVER 62.0 FT ) by FNX has confirmed this potential.

Increased definition of the Inter Main towards the South West (originally part of the Boundary Deposit) became possible late in 2003 as development of suitable underground drilling platforms progressed. The data derived from this drilling allowed for the completion of both a geological model and a resource model for that portion of the mineralization which occurs between 1300 and 1700 Levels. This modeling has defined an inferred resource (reviewed by RPA) estimated at 505,000 TONS grading 1.7% NI. In 2004, increased definition of this part of the Inter Main Deposit will be accomplished with the completion of 20 holes for 12,000 ft. This drilling should provide the confidence required for the completion of an upgraded resource model leading ultimately to a reserve estimation. Selected intersections reported from the 2003 underground exploration program include FNX0067: 0.41% CU, 1.65% NI OVER 49.3 FT FNX0253:
0.25% CU, 2.25% NI OVER 32.8 FT, FNX0250: 0.11% CU, 1.80% NI OVER 37.6 FT. It
now appears that the South West Inter Main may continue as part of the upper portion of the previously designated Boundary Deposit.

The WESTERN EXTENSION is an area of sparse drilling south of the 950 level and along the western margins of the Reserve Area of the Inter Main Deposit. The area is situated very close to infrastructure, but remains a challenge to define with drilling from underground platforms. In 2003, only three holes were drilled into the western extensions of the Inter Main Deposit. The best intersections from these holes include: FNX0155: 0.35% CU, 1.73% NI OVER 13.3 FT, and FNX0173: 0.66% CU, 3.78% NI OVER 21.7 FT

In 2004, 6,500 ft of drilling is planned in 5 holes from surface into the western extensions. These holes will complement historical Inco drilling and should allow for the completion of an upgraded resource model. Currently an inferred resource of 112,000 TONS AT 0.53% CU AND 2.31% NI is defined for this portion of the Inter Main Deposit. Two typical historical intersections are:
0.28% CU, 3.74% NI OVER 20.3 FT and 0.25% CU, 2.26% NI OVER 18.0 FT.

The EASTERN EXTENSION lies east of the Inter Main Reserve area and the objective is to complete sufficient exploration drilling to extend the reserve/resource area to the east. In 2003, seven holes were drilled in this area, intersecting narrow higher grade values (4.2% Ni over 1.7 ft) and wider intersections of lower values (1.1% Ni over 12.5 ft). Distal targets include poorly drilled areas well to the east of the current known limits of the Inter Main, that have near term potential for adding additional resources. These targets will be drilled from the 1600 Level.

The EAST MAIN DEPOSIT (Figure 2) occurs to the east of the main ramp between surface and the 920 Level, and consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization. The central portion of the deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 ft below surface The mineralized zone is typically between 8 and 25 ft thick and predominantly occurs near the base of the granite breccia horizon adjacent to the gneissic footwall rocks. In the southern, down dip extension of the East Main, the mineralization splays into two narrow zones, each between eight and 15 ft wide, and separated by 12 - 30 ft of weakly mineralized granite breccia and sublayer.

In mid April 2003, a near term surface production drilling program was completed. This program consisted of 6,803 ft of drilling in 11 holes, at 50 to 80 ft centres. In February 2003, FNX estimated an indicated resource for the East Main of 167,000 TONS AT 0.35% CU, 2.54% NI. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 TONS GRADING 0.35% CU, 2.27% NI. This estimate was verified by RPA (August, 2003).

No drilling is scheduled for the East Main Deposit in 2004, as the 2003 program was sufficient to define the mineral reserve. Mining has commenced on the 420 and 450 Levels and to date approximately 29,500 TONS GRADING 0.4% CU AND 2.1% NI have been mined from the East Main.


8.1.4    Footwall-type Deposits

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by three deposits known as 700 Deposit; 950 Deposit and the PM Deposit (Figure 2).

The 700 DEPOSIT, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3000 ft. Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. Prior to the mine closing in 1997, 41,000 tons of ore were produced from the narrow veins and averaged 5.35% CU, 0.56% NI, 4.0 G/T TPM.

One hundred-ninety three historic drillholes with 437 significant intersections have been reported from this zone. One hundred-twenty eight of the intersections are in excess of 15.0 g/t TPM, with the highest being 110.0 g/t over 0.4 ft. In February 2003, FNX estimated an indicated and measured resource in the 700 Deposit of 139,000 TONS at a grade of 6.1% CU, 0.81% NI, 0.18 OZ/TON (5.6 G/T) TPM. In July, 2003, a subset of this resource was upgraded to a probable reserve of 119,000 tons grading 6.83% CU, 0.75% NI, 0.17 OZ/TON (5.3 G/T) TPM. This estimate was verified by independent consultants RPA (August,
2003).

In 2003, 22 holes were completed at the 700 Vein Deposit for a total of 3,600 ft. This drilling was designed mostly to assist production, as the exploration potential proximal to the vein system is limited by extensive historical drilling. Mining of the veins by narrow vein mining methods commenced early in 2003 with production to 23 March, 2004 amounting to 10,300 TONS GRADING 6.53% CU, 0.7% NI, 4.1 G/T TPM. Drilling in the 700 Deposit in 2004 will be for production purposes.

The 950 DEPOSIT is located to the east and down plunge from the 700 Deposit. This deposit comprises two distinct styles of mineralization: massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and a broader zone of irregular stringers and disseminated chalcopyrite blebs. The veins exhibit a steep southerly apparent dip on geological cross-sections, while the broader package of mineralization appears to dip more shallowly to the south, sub-parallel to and within a wide zone of footwall Sudbury Breccia. Twenty-one historic drillholes yielded 54 significant intersections, 22 of which were greater than 10 ft.

Fifteen diamond drill holes (10,832 ft) drilled by FNX in late 2002 and early 2003 helped to define the 950 Deposit (on 50 to 80 ft centres ) over a strike length of 200 ft with a down dip extent of 600 ft. Intersections demonstrating potential (previously reported) from the 950 Deposit drilling include 2.4% CU, 0.3% NI, 5.1 G/T TPM OVER 24.0 FT, and 5.1% CU, 0.1% NI, 6.8 G/T TPM OVER 37.1
FT.

In February, 2003, an indicated resource of 520,000 TONS, grading 1.44% CU, 0.27% NI AND 5.28 G/T TPM, was estimated for the 950 Deposit. This estimation, by FNX, was verified by independent consultants RPA.

In 2004, a short exploration ramp is planned into the 950 Deposit and the information generated from this ramping together with the associated drilling program will permit completion of a reserve estimation later in the year.

The PM DEPOSIT (Figures 2 & 4) is located below the 1450 Level at the McCreedy West Mine within a broad package of footwall Sudbury Breccia. Mineralization typically consists of chalcopyrite +/- millerite +/- pendlandite + PGM (Pt+Pd Bismuth Tellurides) within a mineralized envelope which generally dips 38(degree) to the southeast. The mineralization style varies throughout the deposit but in general terms it consists of (i) Discontinuous narrow veins and stringers of chalcopyrite +/- millerite. Although discontinuous, the veins maintain a general trend which dip shallowly to the South East. The sulphides tend to wrap around clasts in the Sudbury Breccia rather than cross cut; (ii) Disseminated chalcopyrite within the matrix of Sudbury Breccia; (iii) Blebs of chalcopyrite which have replaced the mafic components of some clasts.; (iv) Extreme low sulphide zones (0.1 to 0.2% S) with high precious metals that are associated with narrow sulphide veinlets and disseminated chalcopyrite and millerite.

This style of mineralization makes this deposit potentially amenable to bulk mining.

Prior to FNX's involvement at the McCreedy West Mine, Inco had completed 44 drillholes in the PM Deposit. These drillholes yielded 44 significant intersections, 34 of which are greater than 20 ft thick.

The first hole drilled on the property by FNX (FNX3000) intersected 250.7 FT (150 FT TRUE WIDTH) OF 1.17% CU, 0.22% NI AND 6.24 G/T TPM. This hole transected the heart of the PM Deposit, with the mineralization style consisting of narrow fracture fill and replacement veins and disseminations. Other holes drilled closer to the eastern margins of the deposit encountered indistinguishable low sulphide type mineralization consisting of veinlets and disseminations. One of these holes (FNX3022), intersected 64.10 FT. GRADING 0.07% CU, 0.05% NI, AND 15.15 G/T TPM.

From April 1, 2003 to March 23, 2004, FNX completed 85 underground holes at the PM Deposit for a total of 51,039 ft, and a grand total of 118 drillholes for 88,298 ft since inception of the program. Most of this drilling was completed from the 1600 and 950 Levels with the objective of testing the continuity of the mineralization; increase confidence levels and add to the understanding of the geologic controls to mineralization. The results of this drilling are presented in Table 6.


[GRAPHIC OMITTED - PM Deposit: Inclined Section (Looking NW, Dip: - 35 degrees)]


TABLE 6:   MCCREEDY WEST:  PM DEPOSIT - 2003 / 2004 DRILLING:  ASSAY INTERVALS
--------------- -------------------------------- ------------------- ----------------------------------------
   BOREHOLE                  FEET                        %                             G/T
--------------- -------------------------------- ------------------- ----------------------------------------
                  FROM       TO       LENGTH       CU        NI         PT         PD        AU       TPM
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0056         684.6     751.1         66.5     1.1         0.1        1.3        2.0      1.1       4.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          684.6     693.9          9.3     1.2         0.3        1.6        3.3        5       9.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          703.3     715.4         12.1     1.4         0.1        2.1        3.9      1.3       7.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          743.6     751.1          7.5     2.4         0.1        3.5        3.8      0.3       7.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0057         630.5     720.3         89.8     1.9         0.4        2.8        3.3      1.2       7.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          686.6     720.3         33.7     3.5         0.5        5.4        6.4      2.3      14.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          712.8     720.3          7.5     8.5         1.3       13.8       14.5      7.9      36.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0058         544.8     553.3          8.5     1.6         1.1        1.5        2.6      0.9       5.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           605.7     642.6         36.9     1.4         0.4        1.5        2.0      0.8       4.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           664.8     666.0          1.2     6.9         1.6       16.8       16.6      3.1      36.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0059         616.4     625.5          9.1     4.2         0.4        2.1        3.1      1.7       6.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           653.4     675.0         21.6     0.4         0.1        1.2        1.0      0.4       2.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0060         690.0     694.8          4.8     1.8         0.2        1.9        4.0      0.5       6.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           728.0     774.8         46.8     0.4         0.1        1.1        1.2      0.2       2.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          761.3     774.8         13.5     0.2         0.1        1.9        2.3      0.2       4.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           821.2     829.0          7.8     0.1         0.1        3.3        3.0      0.2       6.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0061         613.7     645.5         31.8     1.2         0.4        1.4        1.9      0.4       3.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          637.0     645.5          8.5     2.1         1.0        2.8        2.9      0.3       5.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0062         527.0     670.3        143.3     0.8         0.2        1.4        1.8      0.5       3.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          527.0     579.8         52.8     1.0         0.2        0.9        1.5      0.4       2.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          609.4     670.3         60.9     0.9         0.2        2.4        2.6      0.7       5.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          648.7     670.3         21.6     0.9         0.2        3.8        3.3      0.7       7.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0063         490.2     497.1          6.9     2.7         0.5        1.1        1.4      1.8       4.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           598.8     608.1          9.3     0.4         0.1        0.9        0.9      2.2       4.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0064         399.9     405.0          5.1     5.1         0.3        0.4        1.2      0.5       2.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           509.8     518.7          8.9     9.0         1.1        4.9        7.1      7.0      19.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0065         535.2     551.6         16.4     1.3         0.2        1.5        1.7      0.3       3.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0092         347.5     510.0        162.5     0.2        <0.1        1.1        1.9      0.2       3.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          356.5     371.5         15.0     0.4         0.3        3.6        9.1      0.2      12.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          391.0     406.0         15.0     0.9         0.1        1.9        3.5      1.7       7.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          470.0     510.0         40.0     0.1         0.1        2.3        2.8      0.1       5.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          495.0     510.0         15.0    <0.1        <0.1        4.0        3.6     <0.1       7.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0093         255.0     355.0        100.0     0.8         0.3        2.3        5.7      1.1       9.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          335.0     355.0         20.0     2.5         1.2        7.4       23.3      4.7      35.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0094         235.0     245.0         10.0     0.6         0.5        3.0        4.8      0.7       8.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           314.0     317.0          3.0    15.7         1.3       26.3       52.5     22.4     101.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0095         264.0     355.0         91.0     0.5         0.4        3.0        3.9      1.3       8.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          264.0     318.0         54.0     0.8         0.6        4.6        6.0      1.0      11.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          345.0     355.0         10.0     0.1         0.1        1.8        2.8      6.9      11.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0096         200.0     320.0        120.0     0.2        <0.1        1.8        2.0      0.2       4.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          200.0     225.0         25.0     0.5         0.1        5.5        5.2      0.4      11.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          275.0     295.0         20.0     0.4         0.1        1.7        3.0      0.4       5.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           365.0     375.0         10.0     0.3         0.7        4.2        5.3      1.5      10.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0097         316.5     335.0         18.5     0.8         0.3        5.8        4.2      0.4      10.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0105         260.0     404.8        144.8     0.4         0.1        1.8        2.8      0.8       5.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          260.0     305.0         45.0     0.5         0.1        2.5        2.8      1.7       6.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          345.0     368.0         23.0     1.2         0.3        3.4        7.1      1.4      11.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          398.4     404.8          6.4     0.5         0.7        7.2         13      0.2      20.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0106         262.7     426.6        163.9     0.3         0.1        1.0        1.4      0.2       2.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          262.7     275.7         13.0     1.2         0.2        1.5        4.5      0.7       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0106         343.8     360.8         17.0     0.9         0.4        3.9        6.4      1.0      11.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          407.4     426.6         19.2     0.1         0.1        2.3        1.9      0.2       4.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0107         254.3     340.5         86.2     0.4         0.1        1.2        1.9      0.4       3.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          254.3     256.6          2.3     0.6         0.1        3.6        6.3      3.4      13.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          286.7     298.5         11.8     1.0         0.2        3.1        4.5      0.6       8.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0108         239.3     323.7         84.4     0.9         0.3        2.4        3.1      1.2       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          239.3     240.2          0.9    11.0         0.2       21.8       33.4      6.9      62.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          292.7     323.7         31.0     2.0         0.9        5.0        6.6      2.9      14.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0109         218.0     350.8        132.8     0.2         0.1        1.4        2.3      0.2       3.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          218.0     242.0         24.0     0.3         0.3        2.9        5.7      0.7       9.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          325.8     350.8         25.0     0.8         0.3        3.6        5.4      0.5       9.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0110         291.0     370.0         79.0     0.6         0.1        3.2        4.4      0.7       8.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          300.0     335.0         35.0     1.0         0.2        6.0        7.7      1.4      15.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0114         595.0     600.0          5.0     0.7         0.1        3.2        1.7      1.9       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           625.0     635.0         10.0     0.9         0.1        1.3        1.9      0.4       3.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0115         610.7     701.3         90.6     1.4         0.2        2.0        2.4      0.9       5.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          610.7     615.2          4.5     3.6         0.6        4.9        5.8      1.7      12.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          655.7     701.3         45.6     1.8         0.1        2.6        3.3      1.2       7.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0116         544.4       560         15.6     0.3         0.1        1.2        1.4      0.3       2.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0117         362.2     370.6          8.4     2.0         0.5        0.4        0.9      0.9       2.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           474.6       501         26.4     0.6         0.2        1.5        1.3      0.7       3.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           524.0     529.1          5.1     2.8         0.6        1.6        4.9      0.5       7.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0118         345.9     348.1          2.2     6.2         0.4        0.4        1.0      0.3       1.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           587.2     628.3         41.1     0.4        <0.1        0.7        0.6      0.2       1.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0119         482.4     491.5          9.1     1.5         0.5        1.2        2.1      0.9       4.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0120         413.7     415.0          1.3    14.1         0.0        1.2        7.6      0.2       9.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           435.0     436.4          1.4    11.2         3.0        2.5        3.9      0.6       6.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0121         474.0     479.4          5.4      10         0.3        1.6        3.9      0.8       6.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0131         314.5     355.0         40.5     1.8         0.2        3.2        4.0      0.9       8.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          314.5     326.0         11.5     6.0         0.5        9.0       11.9      2.4      23.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          350.0     355.0          5.0     0.6         0.3        4.5        4.6      1.9      11.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0132         320.8     325.0          4.2    20.5         8.2       36.9       91.6     11.9     140.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0133         323.5     327.5          4.0     4.3         0.9        7.1       16.5      3.3      26.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0134         295.6     304.6          9.0     0.4         0.1        1.3        2.1      0.5       3.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0135         350.0     357.7          7.7     1.3         2.4        9.8        3.0      0.2      12.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0139         397.6     403.6          6.0     0.5         0.4       10.9       12.4      0.6      23.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0140         390.0     420.8         30.8     0.2        <0.1        2.3        3.0      0.3       5.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          410.0     420.8         10.8     0.3         0.1        5.0        5.2      0.6      10.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           451.6     456.6          5.0     0.0         0.0        4.0        2.7     <0.1       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0151         237.5     344.5        107.0     0.8         0.1        1.8        2.1      2.7       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          311.5     313.0          1.5    17.3         0.5       19.3       24.1      161     204.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            332     344.5         12.5     2.2         0.7        4.4        7.3      1.9      13.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            332     335.0          3.0     9.1         2.7       18.1       30.3      3.6        52
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0152           220     380.0          160     0.5         0.2        1.4          2      0.3       3.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            220     255.0         35.0     1.4         0.8          3        5.4      0.7       9.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          277.5     281.8          4.3     2.9         0.7        6.8       11.3      1.8      19.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            355     380.0         25.0     0.1           0        2.9          2      0.4       5.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            405     410.0          5.0     0.2        <0.1        3.3        2.5      0.4       6.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0154         249.6     349.1         99.5     0.9         0.1        2.1        2.8      0.3       5.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          281.1     308.6         27.5     1.3         0.1        2.7        4.1      0.5       7.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0158          80.0      83.8          3.8     0.6         0.2        1.6        2.4      0.8       4.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0159         132.9     144.3         11.9     0.3         0.2        1.6        2.1      0.3         4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0160         142.5     148.9          6.4     2.2         0.1        4.1        4.3      0.7       9.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0179         130.4       171         40.6     0.8         0.1        1.1        1.0      0.2       2.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          130.4     139.3          8.9     1.8         0.5        2.8        1.6      0.3       4.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0180          78.0      86.1          8.1       4         0.3        3.8        4.3      1.4       9.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0181         104.3     128.8         24.5     0.7         0.1        1.2        1.5      0.2       2.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0189           245     327.5         82.5     0.8         0.1        1.9        2.2      0.7       4.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            300     327.5         27.5     1.3         0.2        3.5        4.1      0.8       8.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0190           205     290.0         85.0     1.4         0.1        2.8        4.1      1.6       8.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            244     277.5         33.5     2.7         0.2        5.4        8.3      3.6      17.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0191         177.5     280.0        102.5     0.9         0.1        1.9        2.4      0.5       4.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          177.5     200.0         22.5     1.9         0.1        1.9        3.7      0.3       5.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.            225     237.5         12.5     1.4         0.3        3.3        3.9      1.7       8.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          267.5     280.0         12.5     1.4         0.2        4.1          5      0.7       9.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0196         210.0     307.9         97.9     0.9         0.1        1.3        1.8      0.3       3.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           333.5     340.5          7.0     2.3         0.7        5.7        6.2      1.9      13.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0197         186.1     335.1        149.0       1         0.2        2.6        3.4      0.5       6.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          280.4     306.6         26.2     3.4         0.9        9.4         12      1.5      22.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0198         209.4     221.4         12.0     1.9         0.5       15.5       10.3      2.9      28.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           254.4     301.4         47.0     0.7         0.2        2.2        2.7      1.5       6.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0199         226.8     231.8          5.0     1.1         0.2        3.6        4.9      2.3      10.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           292.3     298.3          6.0     0.3         0.2        6.6        5.6      0.4      12.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0201         167.2     292.2        125.0     0.6         0.1        2.1        2.4      0.6       5.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          167.2     185.2         18.0     1.2         0.2        5.7        4.9      0.7      11.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          232.7     250.7         18.0     1.1         0.3        4.0        4.7      1.1       9.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          269.2     292.2         23.0     0.6         0.2        2.2        3.0      1.0       6.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0203         195.1     202.3          7.2     4.2         1.0        7.3          9      5.1      21.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0204         138.5     188.4         49.9     0.7         0.3        1.5        1.5      0.4       3.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          138.5     155.5         17.0     1.6         0.8        3.5        3.1      1.0       7.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0205         282.3     449.8        167.5     0.8         0.2        1.4        1.8      0.7       3.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          351.3     365.3         14.0     1.5         0.2        2.4        3.8      1.0       7.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          391.8     416.3         24.5     1.5         0.6        3.1        3.4      2.5       9.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0208                                                                   nsv
--------------- --------- --------- ------------ ------------------------------------------------------------
   FNX0220         175.0     255.0         80.0     1.1         0.2        2.2        2.3      0.7       5.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          221.8     255.0         33.2     1.9         0.3        3.9        4.0      1.2       9.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0221         166.1     210.9         44.8     0.8         0.2        1.9        2.1      0.3       4.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          198.3     210.9         12.6     1.3         0.3        3.5        3.6      0.3       7.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0222         157.7     221.5         63.8     1.1         0.2        2.1        2.9      0.7       5.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0223         157.5     260.0        102.5     1.2         0.4        2.3        3.4      0.7       6.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          235.0     260.0         35.0     2.0         0.4        3.8        5.8      1.4        11
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0224         215.4     289.5         74.1     1.1         0.3        2.7        3.2      0.9       6.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          248.1     263.1         15.0     2.3         0.6        4.2        6.3      2.1      12.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          280.2     289.5          9.3     1.9         0.2        8.1        7.3      1.5      16.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0225         170.0     322.5        152.5     0.8         0.2        2.2        1.9      1.8       5.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          170.0     180.0         10.0     0.8         0.2        6.7        3.4      1.8      11.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          200.0     225.0         25.0     1.2         0.2        1.7        2.0      2.0       5.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          245.0     322.5         77.5     1.0         0.3        2.9        2.5      2.6       7.9
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          260.0     275.0         15.0     2.0         0.4        4.0        4.6      1.1       9.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          310.0     322.5         12.5     2.8         0.9       10.6        6.8     13.8      31.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           405.0     415.0         10.0     0.1         0.1        3.5        2.7      0.2       6.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           485.0     495.0         10.0     0.2         0.0        3.2        2.5      0.5       6.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0226         140.0     285.0        145.0     0.6         0.2        1.7        1.8      0.6       4.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          185.0     255.0         70.0     0.7         0.3        2.2        2.5      0.7       5.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0227           160     325.0        165.0     0.8         0.1        1.6        1.8      1.1       4.6
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and             160     180.0         20.0     1.5         0.6        2.6        3.7      1.3       7.5
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and             285     325.0         40.0     1.3         0.1        3.5        3.2      3.3      10.0
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0241         251.8     256.8          5.0     2.0         0.1        4.9        6.6      2.8      14.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           319.8     327.2          7.4     8.3         1.8       13.6       24.8      3.3      41.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0242                                                         nsv :  outside deposit
--------------- --------- --------- ------------ ------------------------------------------------------------
   FNX0243           215     225.0         10.0     0.5         0.2        1.7        1.4      0.3       3.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and             305     335.0         30.0     1.4         0.2        6.8        5.1      0.4      12.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          322.5     330.0          7.5     4.8         0.8       21.4       15.4      0.4      37.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0247         417.8     423.8          6.0     2.7         0.5        8.6       11.8      2.8      23.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           538.8     548.8         10.0    <0.1        <0.1        9.2       34.2      0.0      43.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0254         254.9     257.9          3.0     4.2         4.3       12.6       32.4      2.7      47.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           304.7     381.2         76.5     2.2         0.3        3.5        4.7      0.5       8.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          304.7     334.7         30.0     1.8         0.2        3.9          6      0.9      10.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          368.7     376.2          7.5    13.8         2.3       16.7       20.1      0.5      37.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0255         330.0     400.0         70.0     0.5         0.1        2.6        3.1      0.5       6.2
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          355.0     362.5          7.5     1.6         0.2       11.2       10.9      1.3      23.4
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
    incl.          375.0     390.0         15.0     0.8         0.1        3.4        5.2      1.0       9.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0256         365.0     375.0         10.0     0.3         0.1        1.8        2.8      0.2       4.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           391.8     395.6          3.8     0.5         0.1        3.1        3.6      0.4       7.1
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           431.6     432.1          0.5    19.8         0.7       40.6       83.2      0.5     124.3
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
     and           470.0     475.0          5.0    <0.1        <0.1        1.6        5.0      0.0       6.7
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
   FNX0271         148.7     159.0         10.3     1.5         0.2        2.4        1.8      0.6       4.8
--------------- --------- --------- ------------ ------- ----------- ---------- ---------- -------- ---------
Note:  nsv = no significant values

In 2004, an additional 60,000 ft of drilling is planned for the PM Deposit. This drilling will provide increased definition of most of the deposit at 50 to 80 foot centres, and attempt to expand the limits of the known deposit.

The success of the 2003 and previous drilling programs, led the SJV to initiate an advanced exploration and bulk sampling program in mid - 2003. A PM access ramp was collared on the 1500 Level of the main ramp, and by 23, March 2004, 700 ft of this ramp had been completed. In 2004, the access ramp will continue across the main portion of the PM Deposit, remaining in mineralization throughout. Cross cuts will be driven at various intervals along the access ramp to permit larger bulk samples to be collected. The increased geologic knowledge derived from the bulk sample and drilling data, will provide the basis for a mineral resource estimate, which, when combined with the metallurgical information generated, will lead to the completion of a final feasibility study by summer 2004.

8.1.5    RESOURCES AND RESERVES

Patterson's report dated May 9, 2003 and filed on SEDAR May 21, 2003 outlined resource estimates for five of the seven known deposits at the McCreedy West Mine, which totaled 1,740,000 TONS in the measured and indicated categories and a further 376,000 TONS in the inferred category. The resources were contained within the Inter Main, Upper Main and East Main contact-type deposits and the 700 and 950 footwall -type vein deposits. These resources were reviewed and audited by RPA (RPA March, 2003).

During the current reporting period, resources for the Inter Main and East Main deposits were updated to reflect additional drilling. A change in minimum mining width, additional drilling and raising were incorporated in the 700 Deposit resource update. Resources for four of the five Properties were converted to probable reserves (RPA report, entitled " Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario", and dated August 22, 2003 was authored by Richard Routledge, M.Sc (Appl.), P.Geol., and Graham G. Clow B.Sc., P.Eng). As announced in a news release dated February 23, 2004 an additional 505,000 TONS of resource in the inferred category were added to the Southwest Extension of the Inter Main Deposit These additional resources were also reviewed by RPA.

TABLE 7:          MCCREEDY WEST MINE - RESERVES
---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
CATEGORY                                      TONS        NI       CU       PT      PD       AU      TPM
---------------- ---------------------------- ----------- ----------------- ------------------------------------
                                              (000S)               %                   OZ/TON
---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
PROBABLE         CONTACT DEPOSITS                1,237.1  1.91     0.23
---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
                 FOOTWALL DEPOSITS                 119.0  0.75     6.83     0.05    0.08     0.04    0.17
---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
TOTAL                                            1,356.1
---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------

TABLE 8:          MCCREEDY WEST MINE - RESOURCES  (IN ADDITION TO RESERVES)

---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
   CATEGORY                                      TONS       NI       CU       PT      PD       AU        TPM
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                                                (000S)              %                   OZ/TON
---------------- ---------------------------- ----------- ----------------- ------------------------------------
INDICATED        CONTACT DEPOSITS             -           -        -        -       -        -        -
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                 FOOTWALL DEPOSITS                 520.0  0.27     1.44     0.07    0.07     0.02     0.16
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
 TOTAL                                             520.0  0.27     1.44     0.07    0.07     0.02     0.16
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
INFERRED         CONTACT DEPOSITS                  821.3  1.67     0.31     -       -        -        -
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                 FOOTWALL DEPOSITS                   8.2  0.85     7.44     0.08    0.12     0.06     0.26
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
 TOTAL                                             829.5
---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------

8.1.6    MINING

The underground mine operations are accessed via a decline extending from surface to the 1600 Level. Men and material are transported via the -20% grade ramp to the mine working levels. Emergency egress from the mine is via a raise ladderway system extending from surface to the 1600 Level.

Ventilation is supplied to the mine using the existing #1 and #2 Fresh Air Raises. Fresh air enters the mine through the #1 Raise, which is equipped with two 150 HP 72 inch fans located on surface. Fresh air is also drawn into the mine through the #2 Raise by a 150 HP 72 inch fan located on the 1080 foot level underground. The majority of the exhaust air travels up the main access ramp to surface, with a smaller quantity leaving the mine via the Return Air Raise to surface. Mine air is heated during the winter months by the existing burner units installed atop the #1 and #2 Raises.

Production from the mine by the SJV commenced in May 2003 from the 700 Complex and Upper Main Deposits. The production rate at the mine and shipments to the Inco mill steadily increased throughout the year as access development progressed for the Inter Main and East Main Deposits. Daily shipped tonnage averaged 840 tons for the month to March 23, 2004. Once additional mining faces become available in the Inter Main it is expected that mine production and shipments will attain the targeted 1,000 tons per mine operating day by mid 2004.

Mining methods are dictated mainly by ore geometry and the need to minimize dilution. In the footwall 700 VEIN DEPOSIT shrinkage mining is utilized in the steeper veins while conventional up-dip panel mining is used in the flatter veins. The UPPER MAIN CONTACT DEPOSIT utilizes mechanized cut and fill stoping and a combination of mechanized and conventional (captive) cut and fill stoping is being used on the EAST MAIN DEPOSIT. For the INTER MAIN DEPOSIT, initial ore production was from sill development required to outline the extent of the zone followed by production from both longhole and mechanized cut and fill stoping. An internal ramp system has been driven to provide access to the Inter Main Deposit from the 950 and the 1450 Levels at the eastern end of the mine.

Backfilling consists of unconsolidated waste produced from the mine development. Waste backfill will be placed in the mined stopes and various identified unfilled stopes and redundant levels in the mine from previous operations. A deferred fill program is planned for the 700 Deposit due to the stoping methods used, namely sequenced panel and shrinkage. Backfill will be selectively placed once stopes have been completed and mucked out.

Ore is mucked to temporary storage bays where, following loading into trucks with 8yd3 and 9yd3 diesel LHD units, it is transported to surface in 36 and 55 ton underground haulage trucks. Development waste is dumped directly into previously mined out areas or hauled to surface for temporary storage prior to returning underground as backfill.

The ore hauled from the mine is placed on a surface coarse-ore stockpile within a Process Containment pad which contains the crushing and sampling systems and the associated stockpiles and collects and diverts to treatment any surface water runoff from the stockpile pad. The design and construction of the stockpile pad has been completed by a third party engineering consultant The ore is reduced to a nominal -1" size through a 2-stage crushing circuit and then passed through a sampling tower for grade determination. Samples are sent to a third party laboratory for grade determination. A radial stacker is employed to stack segregated fine ore piles on a batch basis. The crushed and sampled ore is then loaded and trucked to Inco's weigh scale and then dumped at the Clarabelle Mill for processing. The only processing undertaken by the Joint Venture at the McCreedy West site is primary crushing of the ore. This reduces any environmental liability to the minimum. Milling and refining of the ore is subject to the terms of a processing Off-Take Agreement with Inco.

Compressed air is supplied to the mine at 100 psi by 1600 cfm and 1000 cfm screw compressors installed on surface. Air is distributed underground by an 8 inch diameter pipe located in the Emergency Manway. A 69 kV power line extends to the McCreedy West Mine substation located on the site. Electrical power for the mine is provided to the mine from the main substation. Power is fed at 4160 volts to the mine by two 2/0 main feeder cables.

Underground communications are supplied through a Femco phone system at fixed locations, and through the leaky-feeder radio system. The fleet of mobile equipment for the mine production operations was purchased in 2003.

The McCreedy West Mine operations are committed to a high standard of environmental stewardship. Sustainability is an important issue for every department, and involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. A series of management systems for maintenance, environmental activities and occupational health and safety have been implemented. Currently, operations at the McCreedy West Mine are in compliance with applicable corporate standards and environmental regulations.

As part of the environmental program established at the mine to ensure the mining activities do not impact the site conditions, the collection and diversion of any potentially impacted surface water runoff is done. The Process Containment and Stockpile pad collects and diverts any surface water runoff from the stockpile pad to treatment. This engineered pad includes adequate storm water storage capacity, an impermeable liner, and proper drainage; all of which conform to environmental standards. Effluent water runoff is collected and diverted to the underground mine drainage system to the 1600 Level, then over to the Levack Mine and is eventually pumped to surface by Inco from the Coleman/McCreedy East Mine and treated at the Strathcona water treatment plant Depending on backfill requirements, waste produced from the mine development may be hauled and temporarily stored on surface on the containment pad.

The closure plan developed for the McCreedy West Mine provides for "walk away" closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground to fill the remaining mine workings. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site and none is planned.

Public information sessions are held with the local communities and issues raised are documented, and addressed, resulting in periodic review and analysis of the mine closure plans

8.1.7    RECOMMENDED WORK PROGRAM AND BUDGET

The primary objective of the 2004 program is to increase the resource and reserve base at the McCreedy West Mine by completing a program of detailed evaluation of historical FNX and Inco data, in collaboration with a program of collecting new data through diamond drilling, exploration drifting and associated underground mapping and sampling.

During 2004, the diamond drill program will mostly originate from underground platforms on the 950, 1400 and 1600 Levels, and will consist of 88,000 ft of near term production and advanced exploration drilling, and 10,000 ft of pre-development drilling. Most of this drilling will be focused towards providing increased confidence at the Inter Main and PM Deposits, as well as exploring for additional mineralization beyond their currently known limits. In addition, 5,200 ft of surface drilling have been allotted for near term production drilling in the western extensions of the Inter Main Deposit. This drilling should provide the required level of confidence to elevate the inferred resource to an indicated or measured category.

The initiation of the PM Ramp in 2003 provides FNX the opportunity to gain a better understanding of the PM Deposit through a program of detailed mapping and sampling. This program will continue during 2004 as the ramp continues through the heart of the deposit. The information gathered from this program, will assist FNX's understanding of the controls of this important deposit and facilitate decision making as FNX moves towards feasibility.

The planned 2004 exploration budget for the McCreedy West property is estimated at $4.6 million, with an additional $2.0 million estimated for the PM Deposit advanced exploration ramp.

8.2      LEVACK MINE PROPERTY

8.2.1    LOCATION, HISTORY, INFRASTRUCTURE & ENVIRONMENT

The Levack Mine property, comprising 811.37 acres (328.4 ha) in six mining patents, is located 34 km northwest of downtown Sudbury (Figures 1 & 5 ) in Levack Township and immediately adjacent to the McCreedy West property described above. Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. Mond acquired the property in 1912 and production started from the No.1 inclined shaft in 1915. Following the merger with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft. In 1939 the No. 1 and No. 2 East Orebodies were discovered and the No. 3 and No. 4 Orebodies were discovered by diamond drilling in 1947. The No. 3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 66,600,000 TONS GRADING 1.31% CU, 2.00% NI, 1.5 G/T TPM.

FNX began exploration on the Levack property in March, 2002. During 2003, FNX focused on targeting under-explored contact and footwall zones near the #3 and #7 Orebodies. In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits. UTEM surveys were completed on most of the 2003 holes.

A major development at the Levack Mine in 2003 was the evaluation of the Inco MRI and confirmation of resources. Integration of these data with those defined by FNX modeling of the 1300, 1900 and No. 7 Extension Deposits resulted in a total indicated and measured resource of 4.6 MILLION TONS AT 1.03% CU, AND 2.06% NI. The total inferred resources are 1.0 MILLION TONS AT 0.9% CU, AND 2.0% NI. These resource estimates were completed in-house by FNX personnel and consultants and released in a news release dated September 4, 2003. The estimates were reviewed and audited by independent consultants RPA. The RPA report, by Richard Routledge M.Sc., P. Geol., dated October 3, 2003, and entitled " Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario", was filed on SEDAR. The identification of these resources has provided the motivation for advancing surface and underground exploration in anticipation of a mine re-opening in 2004.

Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft is usable, subject to refurbishing, to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine (Inco) return air. For the purposes of access and drilling, the 1600 Level has been rehabilitated from the McCreedy West Mine main ramp to the Intermediate - 1300 Deposit area at the Levack Mine (Figure
5).

The surface infrastructure includes the collar house, hoist room with hoist and miscellaneous surface buildings including the sand plant. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional. Re-entry to the Levack workings will not conflict with the current McCreedy East operations of Inco.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers the McCreedy West Mine. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility. It is planned that an amendment to the Levack-Onaping Closure Plan will be submitted in second quarter 2004 to allow the SJV work program, which includes the probability of the resumption of commercial production at Levack, to proceed. In order to supplement the information that is provided in the amendment, a site characterization will be completed by a third party consultant in April 2004. This will serve to define existing mining disturbances at the Levack property, delineate watershed boundaries and establish upstream and downstream monitoring stations in the nearby receiving waters.

8.2.2    PROPERTY GEOLOGY & MINERALIZATION

The Levack Mine is located on the northwest margin of the SIC. It is situated within the Levack trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45(degree) southeast and contains all of the major North Range deposits.

The Contact-type orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments the thickened sequence of sublayer, consists dominantly of granite breccia with sublayer norite containing sulphide mineralization. The orebodies comprise thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite. In addition each of the contact-type deposits (including the Levack Main, No. 1, No. 2, No. 3 and No. 4 Deposits) has an area of associated Cu-PGM-rich sulphides, occuring as a stockwork of massive stringers in the footwall Sudbury Breccia.

Hangingwall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

8.2.3    DEPOSIT TYPES

The CONTACT TYPE deposits of interest at Levack Mine are represented by the 1300, No. 7 and the No. 3 Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE - rich types. As previously noted, mineralization within the deposits may be transitional from Ni-rich sections to more Cu-enriched zones.

The 1300 DEPOSIT is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The lower portion occurs at the contact between sublayer norite and a mixed unit of ultramafic-gabbroic/granite breccia rocks. The upper portion dips at 55(degree) and is completely within the mixed ultramafic-gabbroic/granite breccia unit. The mineralization is consistent with a nickel-rich contact deposit, consisting of massive, semi-massive, blocky and blebby pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization.

Prior to FNX's involvement in the Levack Property, Inco had completed 7 holes into the 1300 Deposit with representative intersections demonstrating the potential being 1.10% CU, 3.33% NI, OVER 65.7 FT and 0.80% CU, 3.63% NI OVER
5.8 FT.

In 2002, FNX completed 23 holes, testing both the 1300 and 1900 deposits. Significant FNX intersections in the 1300 Deposit include 0.5% CU, 2.1% NI OVER
56.7 FT in drillhole FNX2013 and 0.7% CU, 1.6% NI OVER 79.1 FT in drillhole FNX2009.

The 1300 Deposit will be the focus of much of the 2004 exploration drilling program. Due to its bimodal character, it is not possible to drill the deposit from only one drill platform. The sub-horizontal portion of the deposit must be drilled from surface, whereas the sub-vertical portion of the 1300 Deposit will be drilled from the rehabilitated 1600 Level drift. The 20,000 ft planned for this drill program should be sufficient to upgrade the inferred resource of 349,000 tons at 0.7% Cu, 1.9% Ni to a reserve category.

The NO. 7 NI-CU DEPOSIT is located down dip and to the west of the Levack Main Orebody. Partially mined prior to the Levack Mine shutdown, this contact deposit contains significant resources and will be an initial focus for production. The main bodies of mineralization at the No. 7 Deposit are controlled by: (i) local perturbations of the footwall gneissic rock, which result in sulphide traps on the contact, and (ii) blocks and clasts of the footwall in the hanging-wall granite breccia. The irregular nature of the mineralization in this deposit is intensified by the occurrence of thickened units of granite breccia which appear to be related to a disruption and displacement of the ore. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite.

In addition to the partially mined portions of the Deposit, an undeveloped exploration area to the east of this deposit has significant potential. This area, known as the NO. 7 EXTENSION (NO. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip. Thirty-seven Inco boreholes with 48 intersections, 26 of which are greater than 10 ft cut the zone, and assays show that Ni values exceed Cu values by a ratio of at least 2:1 with negligible PGE values.

Historical intersections demonstrating potential are 0.93% CU, 1.64% NI OVER
78.7 FT and 0.54% CU, 5.78% NI OVER 3.2 FT.

In 2003, FNX completed three holes into the No. 7 Deposit with the following significant intersections : 0.15% CU, 1.2% NI, OVER 36.1 FT in drillhole FNX2034 and 0.69% CU, 2.51% NI, 0.94 G TPM OVER 15.5 FT in drillhole FNX2037.

In 2004, 9,600 ft of drilling are planned for the No. 7 Deposit. This drilling, which will focus on defining the upper portions of the No. 7 Extension, will be partially completed from surface, and partially from the 1600 Level of the mine. The focus of this drilling campaign will be to provide the data necessary to upgrade the No. 7 Extension inferred resource of 123,170 TONS GRADING 0.23% CU, 1.25% NI.

The NO. 3 DEPOSIT is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft in a large footwall embayment. This orebody, however, is atypical of most other North Range contact-type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.

The 2003 FNX drilling program was designed to test the down dip proximal footwall to the No. 3 Deposit in an attempt to locate any associated Cu-Ni-PGE mineralization. This drilling intersected several narrow Cu-Ni-PGE - rich veins in FNX2030 which assayed 2.22% CU, 0.93% NI, 5.45 G TPM OVER 12.2 FT. Two other holes were drilled as follow-up to this mineralization. One of these holes was faulted off (Fecunis Fault) prior to intersecting target depth, while the second did not intersect any significant mineralization.

In 2004, 7,000 ft of drilling has been allocated to test the relatively untested, though highly prospective, footwall environment around the No. 3 Orebody.

The 1900 DEPOSIT is located down dip from the mined Intermediate Deposit, and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft. by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia.

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia.

The 1900 Deposit contains significant PGE mineralization. It should also be noted that narrow (< 3 ft) mineralized intercepts with enriched Cu and PGM values typical of the footwall vein- type Cu-PGE mineralization, occur in the lower parts of some of the boreholes.

Inco previously completed 15 drillholes that returned 18 intersections in the Deposit, with seven being greater than 10 ft. Intersections demonstrating potential included 1.94% CU, 2.60% NI, 4.4 G/T TPM OVER 87.4 FT and 3.32% CU, 4.87% NI, 10.6 G/T TPM OVER 5.3 FT.

Drilling by FNX in 2002 reported significant intersections from six drillholes including 2.2% CU, 1.0% NI, 2.7G/T TPM OVER 21.1 FT in drillhole FNX2015; and 2.8% CU, 2.0% NI, 3.0 G/T TPM OVER 19.9 FT in drillhole FNX2001.

No drilling was undertaken on the 1900 Deposit during 2003 but 20,000 ft of drilling have been budgeted for testing both the 1300 and 1900 Deposits in 2004.

The other prime target area at the Levack Mine is the large expanse of FOOTWALL rock extending north from the SIC contact. This setting is the host for a number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground.

8.2.4    RECOMMENDED WORK PROGRAM AND BUDGET

The prime objective in 2004 is to upgrade as quickly as possible the near term production targets (1300, 1900 and No. 7X Deposits) from inferred resources to reserve status. This will be achieved by a program of detailed diamond drilling and geological interpretation. In addition, drilling will continue to test under-explored areas of the contact and footwall.

To accomplish the 2004 program, 44,600 ft of underground and surface drilling have been allocated to the Levack Project. Access to the initial underground drill platforms has been gained through the 1600 Level from the adjoining McCreedy West Mine. Approximately 30,000 ft of this drilling will be used for definition purposes with the balance allocated to exploration of the contact and proximal footwall.

Proposed exploration expenditures for this program are estimated at $2.5 million. In addition to this exploration budget, it is anticipated that a program to recondition the Levack #2 shaft to facilitate advanced exploration from underground drill platforms will be initiated in order to permit upgrading of the resources established during the year and to determine the feasibility of their being mined.

[GRAPHIC OMITTED - Sudbury Joint Venture Levack Property Longitudinal Section]

8.3      NORTH RANGE FOOTWALL PROJECT

8.3.1    GEOLOGICAL SETTING AND HYPOTHESIS

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC. The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

This is an important exploration target and some 50% of this prolific area is included in the Sudbury Project Properties subject to this agreement. Of particular interest is the discovery and development of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The geology across the entire embayment is similar and there is no compelling reason why such deposits should not occur on the FNX ground. The presence of the 700, 950 and PM Deposits in the proximal footwall at the McCreedy West Mine supports this contention and previous exploration had not systematically explored the more distal sections of the footwall on this west side of the fecunis fault. The current FNX Footwall exploration program is designed to test this hypothesis.

Within the McCreedy West property, previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-Ni-PGM sulphide mineralization. On the adjacent Levack property, the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of favourable footwall Sudbury Breccia.

8.3.2    FNX EXPLORATION PROGRAM

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. In addition to testing the geology, these holes will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies.

From 1 April, 2003 to March 23, 2004 13 footwall holes, varying in length from 459 to 4065 ft were completed on the Levack and McCreedy West properties for a total of 18,928 ft. Downhole UTEM geophysical surveys completed on one of these holes did not identify any significant anomalies that could be attributed to sulphides. UTEM surveys on three other holes are pending. Local mapping of the footwall environment during the summer of 2003 has provided the basis for the first five holes of the 2004 footwall drilling program. These holes, located 500 ft behind the Levack Main Orebody, were designed to follow-up anomalous Pt and Pd values associated with Cu veining in recrystallized Sudbury Breccia. One of these holes (FNX6019) intersected 0.8% CU, 2.0% NI, 1.74 G/T TPM OVER 12.45 FT, at a depth of 100 ft below surface.

8.3.3    RECOMMENDED EXPLORATION PROGRAM AND BUDGET - 2004

The focus of the 2004 footwall program will be to complete drill holes that take advantage of the extensive geological mapping and interpretation that formed a large part of the 2003 program. This will include drilling from both underground and surface platforms into areas of Sudbury Breccia that are deemed to have the correct characteristics for potentially hosting Cu-Ni-PGE deposits.

To complete this program, the North Range Footwall Project has been budgeted 25,000 feet of drilling in 2004 at a cost of $0.97 million.

[GRAPHIC OMITTED - North Range Footwall Project: Levack Embayment Longitudinal Section]

8.4      NORMAN PROPERTY

8.4.1    LOCATION, HISTORY, INFRASTRUCTURE & ENVIRONMENT

The Norman property, comprising 1,111.33 acres (449.8 ha), is located in the Norman Township 32 km north-northeast of Sudbury (Figure 1). The mining rights are held under ten-year mining and surface rights leases 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. The former Whistle open pit mine is located on the property and was in production between 1988 and 1991 and again between 1994 and 1997. The mine produced 5.71 MILLION TONS GRADING 0.33% CU, 0.95% NI, 0.034% CO. The Whistle contact-type deposit was located in an embayment from which the Whistle Offset trends in a north-eastward direction away from the SIC. Three zones of PGM-Cu-Ni mineralization (North, South and 2000 Deposits) have been partially delineated in the Whistle Offset; the North and South to the northeast of the Whistle open pit and the 2000 in the Offset below the open pit.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications and define existing environmental liabilities. In accordance with established protocols, FNX initiated a baseline monitoring program to characterize current conditions at target exploration areas at the Norman Property. The program has been carried out with the participation of Wahnapitae First Nation, and has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and, if warranted, production.

The terrestrial assessment focused on the identification of biological values and the information generated has been used to sterilize certain areas from surface development. As part of this assessment, land within the property boundary was classified in accordance with the Forest Ecosystem Classification System. Assessment work also quantified metal levels in vegetation and soil in the vicinity of the proposed project site.

The aquatic assessment examined surface water and sediment quality, as well as the fish and benthic invertebrate communities. Watershed boundaries have been delineated within the property boundary and creek flows in the receiving environment are being monitored on a continuous basis.

A groundwater monitoring program has been in effect since autumn 2002. Additional monitoring wells will be installed as part of a Certified Groundwater Monitoring Program.

With the advancement of biological studies and field exploration work, a conceptual site plan has been defined for an advanced underground exploration project at the property. The proposed project site is external to the Whistle Mine closure plan area and watershed. In order to allow site development to commence and the advanced exploration project to proceed, all applications for the required permits are in the final stages of submission to government.

Consultation is continuing with Wahnapitae First Nation and the community has been involved in the planning for the project. The Corporation and Wahnapitae First Nation are currently working towards a Memorandum of Understanding and Statement of Principles to promote effective communication between the two parties and to create a constructive and mutually beneficial relationship.

A Public Information Session, an integral part of the permiting process, is scheduled for second quarter 2004 in the community of Capreol to update the community regarding the SJV's activities at the Norman property.

8.4.2    PROPERTY GEOLOGY & MINERALIZATION

The Norman property is located (Figure 1) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke. The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a vertically dipping dyke varying in thickness from 50 ft, to greater than 300 ft, and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia. Three zones of Cu-Ni-PGM mineralization have been discovered along the Whistle Offset and Ni-bearing targets at the base of the SIC have been followed up by drilling.

8.4.3    TARGETS (Figure 7).

The NORTH DEPOSIT, hosted within the Whistle Offset Dyke, has been exposed at surface over a 100 ft by 300 ft area where the overburden has been stripped. Mineralization occurs as a set of sub-parallel, north-east trending, sub-vertical lenses consisting of concentrations of Cu-PGM-Ni-bearing veins and lesser disseminated mineralization within inclusion quartz-diorite and metabreccia. Sulphide veins range from inches to 15 ft wide and can be generalized into two types: (i) more continuous breccia veins with matrix chalcopyrite (+PGM+Ni minerals) and (ii) less continuous extensional veins of massive chalcopyrite (+PGM+Ni minerals). Veins anastomose around blocks contained within the offset dyke while structures, most commonly North South trending, result in oblique offsets to their overall north-east trend.

FNX's exploration program on the North Deposit from April 2003 to 23 March 2004 consisted of detailed geological interpretation and diamond drilling. Four diamond drill holes (2,809 ft) were completed to verify the geological model and to provide additional information within areas of widely spaced drilling. Table 9 presents intersections from this drilling. A geological and mineral interpretation completed in 2003 indicates a deposit of 600 ft strike length and 600 ft vertical depth extent.

              TABLE 9:     NORMAN: NORTH DEPOSIT - 2003/04 DRILLING -  ASSAY INTERSECTIONS
        --------------- ----------- ---------------------------------- ----------------------- -----------
                                                  FEET.                          %                G/T
        --------------- ----------- ---------------------------------- ----------------------- -----------
             DDH                      FROM       TO         LENGTH          CU          NI        TPM
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4145                 419.9      428.3           8.4           1.4       0.3         4.6
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4146                 582.5      607.5          25.0           1.2       0.2         1.7
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                               AND     647.7      656.0           8.3          10.4       0.3        10.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                               AND     678.4      689.9          11.5           1.6       0.3         4.4
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4147                 308.5      538.5         230.0           2.6       0.2         2.7
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             INCL.     308.5      389.7          81.2           6.4       0.4         6.0
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             INCL.     347.3      389.7          42.4          11.7       0.5        10.5
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4148                 207.8      323.0         115.2           1.1       0.1         1.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             INCL.     259.5      266.4           6.9           9.9       0.2         9.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             INCL.     295.5      323.0          27.5           1.5       0.1         2.0
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------

Near term work on the North Deposit will consist of detailed resource estimation and a pre-feasibility study. Some additional drilling is recommended to test predicted high grade lenses within the North Deposit which may not be fully delineated. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

The SOUTH ZONE is also located within the Whistle Offset dyke and some 350 ft southwest and along strike from the North Zone. Mineralization, which has a confirmed strike length of 200 ft and a dip length of 250 ft is similar to that in the North Deposit and appears to be open down dip, along strike and down plunge to the west. No work was carried out on the South Zone in 2003. Future exploration on the South Zone will consist of detailed geological modeling, interpretation and, if warranted, diamond drilling.

[GRAPHIC OMITTED - Norman Property: Conceptual Advanced Exploration Infrastructure]

The 2000 DEPOSIT (Figure 8), hosted within the Whistle Offset dyke, lies at a vertical depth of 1600 to 2500 ft from surface, below the Whistle open pit. The 2000 Deposit mineralization consists of Cu + PGE + Ni-rich chalcopyrite +/- millerite +/- pentlandite veins, stringers, fracture fillings and disseminations within Whistle Offset dyke below the sublayer embayment.

Since the Patterson report dated May 2003 a total of 26 drillholes (75,279 ft) has been completed on the 2000 Deposit yielding impressive intersections including: 13.8% CU, 1.0% NI, 8.1 G/T TPM OVER 114.4 FT in hole FNX4130 with a higher grade section within this grading 19.9% CU, 3.1% NI, 12.9 G/T TPM / 18.8 FT. The program to date has established significant mineralization over a 900 ft by 600 ft area and demonstrated continuity of the mineralized envelope. Intersections as presented in news releases are listed in Table 10.

The 2004 drill program will include: (i) limited diamond drilling within the known deposit to permit a resource estimation and provide support for advanced underground exploration, and (ii) drilling to investigate the limits of the mineralized system.


TABLE 10:          NORMAN  2000 DEPOSIT :  2003/2004 DRILLING -  ASSAY INTERSECTIONS
--------------- ---------------------------------- ---------------------- -----------
     DDH                      FEET                           %               G/T
--------------- ---------------------------------- ---------------------- -----------
                  FROM         TO        LENGTH       CU          NI         TPM
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4092                                                       nsv
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4093         1844.5      2329.2                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4094         2366.0      2420.0        54.0        2.5         0.2         3.6
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2366.0      2376.8        10.8        7.1         0.5         2.8
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2399.4      2420.0        20.6        2.4         0.1         7.6
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2399.4      2412.0        12.6        3.4         0.2        10.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2490.0      2505.0        15.0        0.5         0.0         5.0
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4095         2042.4      2237.9       195.5        1.7         0.2         1.7
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2124.0      2237.9       113.9        2.4         0.2         2.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2131.9      2136.0         4.2        7.7         0.4         4.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2150.0      2153.4         2.9       16.4         2.3        13.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2199.1      2237.9        38.9        3.6         0.2         4.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2199.1      2206.6         7.6        0.9         0.1         7.2
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2220.0      2237.9        18.0        7.4         0.3         6.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2221.5      2225.5         4.0       27.5         0.1        14.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4096         1922.9      2098.0       175.1        1.9         0.2         1.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   1922.9      1925.4         2.5       20.2         1.9         8.2
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   1942.0      1949.8         7.8        4.8         0.2         2.1
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   1960.9      1964.4         3.5        5.2         0.2         2.9
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2049.9      2098.0        48.1        3.2         0.4         3.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2078.4      2098.0        19.6        6.3         0.2         6.7
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2088.8      2098.0         9.2       13.1         0.3        11.9
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2229.8      2238.0         8.2        3.5         0.2         2.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4097         1864.5      2187.0                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4098         1942.0      2014.0                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4099         1130.3      2125.0                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4121         1933.0      2169.8       236.8        3.0         0.2         3.0
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2064.7      2169.8       105.1        5.5         0.2         5.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2075.1      2091.6        16.5       12.4         0.3         5.9
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2121.3      2169.8        48.5        6.7         0.2         7.7
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2124.4      2145.1        20.7       10.6         0.2        11.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2245.0      2249.3         4.3        4.1         0.1         8.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4122         1828.6      1831.5                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4123         2570.5      2697.6       127.1        1.8         0.2         3.5
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2570.5      2572.0         1.5        1.5         2.2        28.6
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2578.7      2589.6        11.0       12.0         0.1         8.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2643.0      2697.6        54.6        1.4         0.4         5.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2643.0      2673.1        30.2        2.1         0.6         7.9
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2654.0      2673.1        19.1        2.7         0.2        11.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4124         2071.5      2284.1                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4125         1925.8      2085.8                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4126         2054.1      2055.1                             SM
--------------- ---------- ----------- ----------- ----------------------------------
   FNX4127         2453.9      2456.8         2.9        0.7        <0.1         9.6
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2564.4      2605.4        41.0        0.9        <0.1         5.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2577.3      2591.3        14.0        1.3         0.1         3.3
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2602.9      2605.4         2.5        2.5         0.1        53.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2704.8      2716.7        11.9        0.7         0.1         3.4
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2832.0      2844.9        12.9        0.6        <0.1         6.0
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2840.6      2844.9         4.3        0.9         0.1        15.7
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2967.2      2979.0        11.8        0.8         0.2         1.7
--------------- ---------- ----------- ----------- ---------- ----------- -----------
   FNX4130         2665.9      2780.3       114.4       13.8         1.0         8.1
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2665.9      2707.4        41.5       19.5         0.9        10.1
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2724.6      2743.4        18.8       19.9         3.1        12.9
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2736.6      2743.4         6.8        7.9         7.2        12.0
--------------- ---------- ----------- ----------- ---------- ----------- -----------
                   2762.1      2769.1         7.0       26.2         1.1        11.0
--------------- ---------- ----------- ----------- ---------- ----------- -----------

Notes: nsv = no significant values
       SM = stringer chalcopyrite mineralization present sporadically over the indicated interval


[GRAPHIC OMITTED - Norman Property: 2000 Deposit Longitudinal Section (Looking NorthWest)]



Thirteen holes (9,597 ft) were drilled to test contact style Ni-rich lenses in the sublayer proximal to the Whistle Pit at a vertical depth of 400 to 550 ft Sublayer Lens A consists of three known tabular bodies in close proximity, the largest is currently 375 ft strike length by 200 ft dip length. Table 11 lists significant intersections.


TABLE 11:      NORMAN:   SUBLAYER LENS A - DRILLHOLE ASSAY INTERSECTIONS
----------------------------------------------------------------
                             FEET                     %
----------------------------------------------------------------
      DDH         FROM       TO       LENGTH      CU      NI
----------------------------------------------------------------
    FNX4057                                          NSA
----------------------------------------------------------------
    FNX4059         195.0     457.7       262.7     0.2     1.0
----------------------------------------------------------------
                    507.1     532.3        25.2     0.2     1.8
----------------------------------------------------------------
                    517.2     532.3        15.1     0.2     2.7
----------------------------------------------------------------
    FNX4060         179.1     416.7       237.6     0.2     0.8
----------------------------------------------------------------
                    379.7     411.7        32.0     0.2     1.2
----------------------------------------------------------------
    FNX4061         182.5     500.3       317.8     0.1     0.6
----------------------------------------------------------------
                    367.8     393.4        25.6     0.2     1.2
----------------------------------------------------------------
    FNX4062         138.0     543.2       405.2     0.1     0.7
----------------------------------------------------------------
                    454.1     469.0        14.9     0.2     1.1
----------------------------------------------------------------
    FNX4063         172.4     386.2       213.8     0.1     0.7
----------------------------------------------------------------
                    318.2     381.2        63.0     0.2     0.9
----------------------------------------------------------------
                    500.8     545.2        44.4     0.2     0.9
----------------------------------------------------------------
                    623.8     638.4        14.6     0.4     0.8
----------------------------------------------------------------
    FNX4064                                          nsv
----------------------------------------------------------------
    FNX4069         575.4     635.1        59.7     0.1     1.0
----------------------------------------------------------------
                    606.0     635.1        29.1     0.2     1.4
----------------------------------------------------------------


General exploration in addition to the 2000, North, South and Pit target areas consisted of drilling and surface mapping. Eight drillholes (17,560 ft) were completed in previously unexplored areas within the WHISTLE OFFSET outside of the known mineralized zones. Significant mineralization was encountered in two of these holes as follows: 2.1%CU, 0.1%NI, 1.3 TPM/ 15.8 FT and 1.7% CU, 3.6% NI, 13.8 TPM / 3.1 FT.

Four holes (8,508 ft) were drilled to test the SIC SUBLAYER for contact style Ni mineralization. Two of these holes, planned to target offset locations in conjunction with the sublayer target intersected low grade Cu values but with Ni values just over 1% over intersection lengths of 3.0 ft and 10.7 ft.

Other targets tested include the COUGAR ZONE, an as yet undelineated body of mineralization that has repeatedly been intersected by drillholes targeting the 2000 Deposit. The mineralization consists of chalcopyrite veins +/- millerite +/- PM minerals. Two intersections in FNX4071 are attributed to the Cougar Zone and are as follows: 3.4% CU, 0.6% NI, 0.9 G/T TPM / 5.6 FT and a second zone some 230 ft lower in the hole with 4.0%CU, 0.1% NI, 1.4 G/T TPM OVER 18.3 FT. Additional work, including drilling, is required to interpret the significance of these intersections. A single hole (2,500 ft) was drilled to test west of the Whistle embayment for footwall style mineralization.

Fifteen short holes (581 ft) were drilled to test the depth extent of surface Ni mineralization in the sublayer immediately to the EAST OF THE WHISTLE PIT. These intersections delineated a small tonnage deposit.

Mapping of the SIC contact, the embayment and the offset from the embayment to the North Deposit has been partially completed and is continuing. Additional mapping in the footwall of the SIC and within the Whistle Offset to the northeast of the North Deposit is planned.

8.4.4    RECOMMENDED WORK PROGRAM AND BUDGET

The main emphasis of the 2004 exploration program is dedicated to: (i) drilling on the 2000 Deposit, (ii) further delineation of Lens A Ni-rich contact deposits below the Whistle open pit and (iii) to explore the balance of the SIC contact environment on the Norman property. Exploration on the 2000 Deposit will consist of infill drilling within the known mineralized envelope and continued drilling to define the limits of the mineralized system and test for possible extensions of the deposit. This drilling will facilitate an anticipated advanced underground exploration decision.

The Norman property includes approximately two kilometres of SIC contact which has seen limited exploration in the past. Two zones of significant mineralization have been previously identified along the contact (Whistle West and Wildcat zones). A ground EM survey has been completed in early 2004 which will help drillhole targeting at moderate depths along the SIC contact. In addition, much of the SIC contact on the Norman property is below the penetration limits of EM geophysical surveys and will require drilling and borehole EM surveying to help direct the exploration. Other potential areas of interest on the Norman property include: ( i ) the extensive Sudbury Breccia zones which can host footwall style mineralization; ( ii ) Ni rich contact style mineralization extending below the Whistle Pit (Lens B); ( iii ) the northeast extension of the Whistle Offset Dyke; and ( iv ) the southwest extension of the Whistle Offset beneath the SIC, south of the known 2000 Deposit.

The program is budgeted at $ 3.3 million.

In addition to the above program, the drilling at both the Norman North and 2000 Deposits has indicated bodies of mineralization which require further investigation prior to permitting resource/reserve estimations. It is apparent that continued drilling from surface will not provide the necessary information and consideration is being given to going underground on both Deposits. The Norman 2000 may be accessed by a shaft while a ramp may be the most appropriate means of accessing the North Deposit (Figure 7). The purpose of this advanced exploration program will be to develop a better understanding of ore controls, grade distribution, continuity of mineralization and to recover bulk samples for metallurgical testwork culminating in a feasibility study. Such an undertaking will require an additional budget.

8.5      VICTORIA PROPERTY

8.5.1    LOCATION, HISTORY, INFRASTRUCTURE & ENVIRONMENT

The Victoria property comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels is located 30 km southwest of Sudbury in the Denison Township (Figure 1). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the property by Mond, ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3,012 ft During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following the merger with Mond.

During the period 1945-1964, 175 surface exploration holes were drilled to delineate the Victoria West low-grade zone. The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu,
0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 TONS GRADING 2.26% CU AND 1.57% NI, + TPM.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3,000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

The property was abandoned, the underground workings flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

FNX has initiated a baseline monitoring program to characterize current conditions on the Victoria property. The program has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and production.

The terrestrial assessment focused on the identification of biological values that require protection and classification of land within the property boundary in accordance with the Forest Ecosystem Classification System. Assessment work also quantified metal levels in vegetation at the property. A sampling campaign to determine the metal content of upper soil horizons within the proposed site footprint will be completed prior to re-establishing infrastructure at the site.

The aquatic assessment, conducted in accordance with Environment Canada's Environmental Effects Monitoring guidance documents, examined surface water and sediment quality, as well as the fish and benthic invertebrate communities. Surface water monitoring has been on-going. Watershed boundaries have been delineated within the property boundary and creek flows in the receiving environment are continuously monitored.

A site characterization will be completed by a third party consultant in second quarter 2004. The Corporation has held introductory meetings with Sagamok and Whitefish Lake First Nation. In addition, the Corporation holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

8.5.2    PROPERTY GEOLOGY & MINERALIZATION

The Victoria property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km northeast of Inco's Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Mine. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small mining operations.

Within the property, both the footwall contact of the SIC and the Worthington Offset Dyke dip steeply about the vertical. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending northwest-southeast and the other trending northeast-southwest, have been defined and these control the distribution of mineralization on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like. The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization.

8.5.3    TARGETS (Figure 9)

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones have been mined or partially mined in the past. In addition to the above, there are several other known mineralized zones on the property which have not been the focus of historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the newly discovered Powerline Zone. Exploration by FNX in 2003 focused on the quartz diorite Offset Dyke environment on the Victoria property.

[GRAPHIC OMITTED - Victoria Property: Geology Plan]

In addition to continued exploration on the Powerline Deposit and a proposed western extension, several other Offset Dyke related quartz diorite bodies were tested. To focus exploration efforts, historical Inco drillholes were located and surveyed using Crone geophysics to detect nearby conductive bodies. In addition, surface mapping was conducted over the property to help define the complex structure and outline the quartz diorite contacts.

The NO. 4 ZONE lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphides hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The zone lies along a southeast striking trend of discontinuous quartz diorite and Sudbury Breccia, which is host to both the West and No. 4 zones. The No. 4 zone was mined above 750 ft Level. The possible down dip extension of the No. 4 Zone represents an area of 400 by 2200 ft.

During the 2003 season four holes were drilled east of the No. 4 Zone to follow-up mineralization in an historic hole and an associated off-hole UTEM anomaly outlined by FNX in 2002. Three of these holes intersected variable widths of stringer to semi-massive mineralization grading up to 0.5% CU, 1.2 % NI, 2.4 G/T TPM OVER 4. 9FT. This drilling, while identifying a thin, continuous zone of mineralization along the edge of the Quartz Diorite and confirming the geological model, failed to intersect mineralization of economic significance.

The WEST ZONE was the focus of previous production at Victoria and was mined to a depth of 3,000 ft. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion-rich massive sulphide adjacent to the SIC contact and historic drilling confirmed that the mineralization extends at least a further 700 ft below the 3000 Level. No exploration or diamond drilling was completed on the West Zone during the 2003 season. Surface exploration drilling and borehole UTEM-4 is recommended to test the down-plunge extension of the West Zone.

The NO. 1 WEST ZONE, is located 330 ft west of the Victoria shaft and consists of a structurally controlled, steeply plunging, zone of Cu-Ni sulphides. The zone has been traced from surface to approximately the 2000 Level where it is still open to depth. The zone may be best divided into shallow and deep sections. Both sections have been explored primarily by diamond drilling from both surface and historically from underground with a drift on the 1350 Level serving as a drilling platform for the deeper section.

During 2002 FNX completed 20 diamond drillholes within the shallow portion of the No. 1 West Zone. Assay results were consistent with historical Inco drilling and have defined the mineralization over a 350 ft strike length and down to the -200 ft vertical level, including a thicker core with 100-150 ft strike length. Intersections from the core of the zone include: 0.6% CU, 0.8% NI, 2.7 G/T TPM OVER 90.7 FT and including 0.8% CU, 1.9% NI, 9.6 G/T TPM OVER
17.4 FT.

No drilling was completed on the Shallow portion of the No. 1 West zone during 2003. Future work will include re-evaluation of the data including the FNX drilling and, if warranted resource evaluation and or more drilling on the zone.

The results from historic drilling in the NO. 1 WEST ZONE (DEEP) show significant mineralization over substantial intersection lengths as follows:
1.56% CU, 2.55% NI, 5.0 G/T TPM OVER 20.4 FT and 0.89% CU, 0.19% NI, 6.4 G/T
TPM OVER 11.4 FT.

These intersections suggest the presence of a mineralized envelope within which local higher values are present. Though FNX has not tested this Zone, it warrants additional exploration drilling, as it appears to be open down dip and down plunge towards the 3000 ft Level.

The NO. 2 WEST ZONE (Figure 10) is adjacent to and some 400 ft west of the No. 1 West Zone. The Zone is similar to the No. 1 West in that historically, a shallow, near-surface, zone has been outlined by drilling. The Zone is hosted in sublayer norite hosted with a Ni-Cu-PGE zone at the base of the SIC. It consists of narrow, steeply dipping lenses, of high grade mineralization contained within a wider interval of low grade mineralization in the sublayer norite. Three styles of mineralization are recognized, including a broad sheet of stringer to locally massive sulphide at the base of the sublayer unit, blebby sulphides within the sublayer norite and stringer sulphides concentrated along shear zones within the sublayer. A narrow zone of high grade, massive Cu-Ni-TPM mineralization exists within the broad envelope of mineralization at the base of the sublayer. This high grade core was partially mined by Inco from the 1350 Level.

Exploration by FNX in 2002 outlined the stringer to semi-massive sulphides at the base of the SIC over a 900 ft strike length and also defined the high grade massive core from surface down to the 800 ft vertical level, to within 400 ft of the previously mined portion. This zone returned intersections grading up to 3.12% Cu, 2. 03 % Ni, 4.11 g/t TPM over 44.4 ft.

Work on the No. 2 West Zone in 2003 focused on geological interpretation and modeling to facilitate resource estimation. A detailed surface structural mapping program, conducted in the spring, was integrated with the drillhole data to help with geological modeling and interpretation. In addition, two holes were drilled to test the eastern extension of the high grade shear hosted mineralization within the sublayer. These holes were targeted 100 ft east of the known mineralization, at the 400 ft and 600 ft vertical level. Both holes intersected significant mineralization grading up to 0.4% CU, 1.0 % NI, 1.7 G/T TPM OVER 29.5 FT, including 0.5% CU, 1.5 % NI, 3.5 G/T TPM OVER 7.8 FT.

Historic drilling has tested the NO. 2 WEST ZONE to below the 3000 Level and two holes demonstrate the potential of this deep part of the zone as follows:
2.03% CU, 0.35% NI, 1.6 G/T TPM OVER 34.6 FT at the 1900 Level and 1.11% CU, 0.66% NI, 3.6 G/T TPM OVER 162.7 FT immediately below the 3000 Level. FNX has not completed any exploration on the deep portions of the No. 2 West zone to date.

For 2004 the Victoria Property exploration program will focus on further delineation and infill drilling of the No. 2 West Deposit. For these purposes 4,800 ft of surface diamond drilling is allocated to facilitate a pre-feasibility study.

[GRAPHIC OMITTED - Victoria Property: No. 2 West Zone Longitudinal Section (Looking North)]

Historical drilling by Inco on the FAR WEST ZONE identified significant widths of low grade Cu-Ni mineralization within sublayer rocks at the contact of the SIC. As part of the 2002 FNX exploration program, 4 holes were drilled on the down-plunge trend of the historical drilling to explore for a higher grade core within the low grade sulphide zone. No high-grade or massive sulphide zones of economic significance are indicated from the FNX drilling. Borehole UTEM surveys were completed and the responses indicate a broad zone of weak conductivity. No work was completed on the Far West Zone during the 2003 exploration season.

The POWERLINE DEPOSIT is a new discovery made by FNX Mining in 2002. The zone is located approximately 1,100 ft south of the No. 4 Zone at the western termination of an east-west striking quartz diorite body. The mineralization is associated with a narrowing of the host quartz diorite Offset Dyke where the wallrocks of the dyke comprise zones of intensely sheared Sudbury Breccia. The Powerline mineralization consists of high grade, massive to semi-massive sulfides extending to depth. The high grade core of the Deposit returned assays up to 6.7% CU, 1.3% NI and 13.3 G/T TPM OVER 42.3 FT.

The 2003 drilling was focused on defining the limits of the Powerline Deposit and to locate a possible extension below the 600 ft vertical level, where mineralization was truncated by a fault. Drilling during the year also tested for a possible western strike extension of the Powerline Deposit. This drilling encountered a second, though smaller, massive sulfide lens grading up to 4.9% CU, 1.9% NI AND 15.2 G/T TPM OVER 6.3 Ft. Drilling down-plunge and further to the west of the Powerline Deposit encountered no significant mineralization. In total, from April 1, 2003, to March 23, 2004 an additional 6,099 ft were drilled around the Powerline in 13 holes (Table 12 & Figure 11). Future work on the Powerline deposit will include detailed 3-D modeling and resource estimation.


TABLE 12:    POWERLINE DEPOSIT - GRADED ASSAYS
            ------------ ------------------------- --------------- ------------------------------
             BOREHOLE              FEET                  %                      G/T
            ------------ ------------------------- --------------- ------------------------------
                         FROM    TO       LENGTH     CU      NI     PT      PD      AU     TPM
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1135    191.9    194.4     2.5     0.69    1.72   0.20    2.43    0.03    2.66
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                AND      384.2    387.5     3.3     2.64    0.84   0.64    1.73    4.03    6.40
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1136    232.8    233.7     0.9     1.34    0.32   0.72    0.86    0.12    1.70
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1137    289.3    290.6     1.4     6.22    0.47   0.27    1.38    0.18    1.83
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1138     63.9    64.9      1.0     1.32    0.60   0.43    0.65    0.11    1.19
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1140     15.8    19.2      3.4     0.75    0.51   0.11    1.06    0.05    1.22
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1141     14.9    16.3      1.4     1.17    0.54   0.08    1.15    0.31    1.54
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1142    411.5    412.4     0.9     0.92    0.44   0.02    5.10    0.19    5.31
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                AND      416.1    417.4     1.3     2.88    0.24   0.10    0.63    0.03    0.76
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1147    43.50    44.90    1.40     0.21    2.15   0.78    1.54    0.12    2.44
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                AND      48.70    49.70    1.00     0.68    0.57   0.16    1.43    0.05    1.64
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1148    49.00    55.30    6.30     4.90    1.85   2.64   12.36    0.21   15.21
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1150    153.50  154.30    0.80     0.40    1.44   0.90    4.64    0.07    5.61
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1151    122.20  124.00    1.80     1.50    1.31   1.26    3.40    0.11    4.77
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1152    57.60    62.90    5.30     0.76    2.28   0.29    3.77    0.04    4.10
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
              FNX1153    124.10  130.60    6.50     0.43    1.93   0.57    3.31    0.17    4.04
            ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------


[GRAPHIC OMITTED - Victoria Property: Powerline Deposit Longitudinal Section (Looking South West)]

In the second half of 2003 drilling focused on QUARTZ DIORITE BODIES located in the southern and eastern portions of the Victoria Property. A downhole Pulse EM survey using historic drill holes helped to direct the exploration efforts. Using the EM responses and historic intersections, the SJV completed nine drill holes totaling 12,599 ft targeting the quartz diorite areas. While several of the holes intersected anomalous mineralization, no intervals of economic significance were identified.

8.5.4    RECOMMENDED WORK PROGRAM AND BUDGET

The Victoria property is in-board from Inco's Totten deposit (also on the Worthington Offset dyke) for which resources in excess of 10 million tonnes and grading approximately 2.0% Cu, 1.5% Ni and 4.8 g/t PGM has been announced. It is anticipated that the announced resources will be increased significantly. This new deposit has been found below and adjacent to a previously mined older deposit.

Much of the 2003 program focused on the under-explored Quartz Diorite bodies on the Victoria property. Re-evaluation of the new data acquired from the drilling, together with historical data will enable more complete 3-D re-modeling of the structurally complex Quartz Diorite bodies thereby clarifying their relationship with other geological units and structures on the Victoria property. The new information will help to define irregularities within the offsets which commonly focus sulphide mineralization, and possibly generate new exploration targets on the property. The No. 2 West deposit mineralization is open in several directions. Computer block modeling and resource evaluation will be completed on the deposit to help define its economic potential and to determine if further drilling is necessary at this stage. The Powerline Deposit and its newly drilled western extension will be modeled and a resource estimation completed.

A budget of $133,000 (4,800 ft drilling) has been approved for the 2004 Victoria property exploration program.


8.6      KIRKWOOD PROPERTY

8.6.1    LOCATION, HISTORY, INFRASTRUCTURE & ENVIRONMENT

The Kirkwood property, comprising 473.0 acres (191 ha) in three patented mining parcels, is located in the Garson Township some 11 km northeast of Sudbury (Figure 1). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Copper and nickel sulphide mineralization was discovered 1892 and the property was purchased by Mond. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The property was acquired by Inco following the acquisition of Mond and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 650
m. A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East orebodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit between 1970-1972. The total historical production from the Kirkwood property was 2,695,000 TONS GRADING 1.00% CU AND 0.90% NI.

Exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at the Kirkwood property since the mine closure and flooding in 1977.

Infrastructure at the Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2100 ft. Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft
levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

A closure plan will be required prior to commencing a program of advanced exploration or mine development. An environmental site characterization was completed by a third party consultant in first quarter 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek.

8.6.2    PROPERTY GEOLOGY & MINERALIZATION

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones.

An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury Breccia, which parallels the norite contact.

8.6.3    TARGETS

Cu-Ni-PGM sulphide mineralization at the Kirkwood property has been defined in six distinct zones. These are the MAIN, EAST, WEST, LOWER EAST, QUARTZ DIORITE AND 3800 ZONES. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain low-grade Cu-Ni-PGM mineralization, which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

The WEST ZONE, lying to the west of the shaft and down dip from the East Zone, consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4,300 ft. Below this level the zone is unexplored.

The LOWER EAST AND 3800 ZONES can be combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>0.044 oz/ton) that plunges to the east at 55(degree). Both zones have been partially defined by underground drillholes. The LOWER EAST ZONE lies between the 2000 and 3000 Levels and up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft. The 3800 ZONE of Cu-Ni-PGM mineralization is situated on the 3800 Level and centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft. Six historic drillholes yielded 7 intersections, five of which are greater than 10ft, ranging from 2.9 to 81.2 ft. Intersections include

         TABLE 13:         KIRKWOOD PROPERTY:         3800 ZONE - GRADED ASSAYS (HISTORIC DATA)
         ------------------------------------------------------------------------------------------
             BHID                 FEET                 %                  OZ/T               G/T
         ------------------------------------------------------------------------------------------
                        FROM      TO     LENGTH     CU    NI     PT     PD    AU     TPM     TPM
         ------------------------------------------------------------------------------------------
         464962        1471.0  1475.0   4.0       0.12   0.52  0.03   0.02   0.00  0.06    0.2
         ------------------------------------------------------------------------------------------
         539560        1532.0  1576.0   44.0      0.92   1.15  0.02   0.03   0.02  0.06    1.9
         ------------------------------------------------------------------------------------------
         539560        1556.0  1576.0   20.0      1.10   1.66  0.02   0.02   0.03  0.07    2.2
         ------------------------------------------------------------------------------------------
         539720        2019.0  2048.0   29.0      2.31   1.28  0.02   0.06   0.01  0.09    2.8
         ------------------------------------------------------------------------------------------
         539721        2494.1  2497.0   2.9       3.98   2.51  0.03   0.02   0.00  0.04    1.3
         ------------------------------------------------------------------------------------------
         539870        1769.0  1850.2   81.2      0.99   1.19  0.02   0.03   0.00  0.05    4.1
         ------------------------------------------------------------------------------------------
         INCLUDING     1797.0  1811.5   14.5      2.00   0.73  0.03   0.02   0.00  0.05    1.6
         ------------------------------------------------------------------------------------------
         597120        2203.2  2223.8   20.6      0.99   1.05  0.01   0.04   0.02  0.07    2.2
         ------------------------------------------------------------------------------------------

FNX has carried out an airborne geophysical survey over the property but no substantial ground work has been done. Data compilation has been initiated on this property which, though having potential, is ranked lower than the other properties described. No field work, apart from the environmental site characterization, and airborne survey has been carried out The main target remains the Lower East and 3800 Zones and the intervening area together with the depth potential in the untested area below the 4000 level.

8.6.4    RECOMMENDED WORK PROGRAM AND BUDGET

The program for 2004 will continue the data compilation with limited ground follow-up. The program is budgeted at $112,000.

9.       PROJECT EXPLORATION PROGRAM & BUDGET

The exploration programs described above are budgeted at $12.5 million including administration and contingency allowances and are itemized in Table 14.

The objectives of this work program are:

      o to expand the known deposits at the McCreedy West Mine in order to add to the mineral resource/reserve base

      o  to test other target areas within the McCreedy West property

      o to complete the advanced exploration ramp into the PM Deposit at the McCreedy West Mine to support the planned feasibility study

      o to drill from underground the priority targets at the Levack Mine to support a feasibility study

      o to delineate the Norman 2000 Deposit to facilitate the anticipated advanced underground exploration program on the 2000 and also on the Norman North Deposits

      o to complete resources/reserve estimations on the Victoria Powerline and the No. 2 West Deposits

      o to aggressively pursue the very prospective footwall environment in the McCreedy West/ Levack properties (North Range Footwall Project)

      o  to continue the compilation of data on the Kirkwood property.


                           SUDBURY JOINT VENTURE - FNX MINING EXPLORATION BUDGET - 2004
----------------------------------------------- ----------------------------- --------- -----------
TABLE 14:   EXPLORATION BUDGET
----------------- ----------------------------- ----------------------------- --------- -----------
    ACTIVITY             MCCREEDY WEST                     LEVACK             NORTH       NORMAN
                                                                               RANGE
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
                  SURFACE   UNALLOCATED U/G      SURFACE   UNALLOCATED U/G
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
DRILLING
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
         Surface  $143,520                       $680,000                     $642,500  $1,649,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
             U/G                      $2,086,800                    $472,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PRE DEV DRLG                          $250,160
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PERSONNEL                   $325,000  $337,500             $201,600            $95,000    $270,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
CAD/GIS                      $40,650                       $40,650             $13,550     $40,650
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
IT                           $38,200                       $26,400                         $14,700
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
RES/RES                     $125,000                       $125,000            $10,000    $100,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
QA/QC                        $51,600              $51,656                                  $51,600
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SAFETY HEALTH                $25,000                       $20,000                          $7,200
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
ENVIRONMENTAL     $125,000                        $80,000                                 $180,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
GEOPHYSICS                   $46,500             $142,250                      $55,000    $180,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
STR. GEOLOGY                 $29,250                       $19,500                  $0     $29,250
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PROP.MAINTEN.
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PREFEASIBILITY                        $110,000                       $86,000              $140,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
VEHICLES           $30,000             $40,000    $30,000            $10,000   $10,900     $35,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUDBURY ADMIN               $124,125                       $124,125                       $124,125
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $298,520  $805,325  $2,824,460 $983,906  $557,275 $568,000  $826,950  $2,821,525
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
7% INDIRECT        $20,896   $56,373  $197,712    $68,873  $39,009   $39,760   $57,887    $197,507
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $319,416  $861,698  $3,022,172$1,052,779 $596,284 $607,760  $884,837  $3,019,032
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
CONTINGENCY        $31,942   $86,170  $302,217   $105,278  $59,628   $60,776   $88,484    $301,903
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $351,358  $947,868  $3,324,389$1,158,057 $655,913 $668,536  $973,320  $3,320,935
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- ----------------------------- ----------------------------- --------- -----------
TOTAL                      $4,623,615                    $2,482,506           $973,320  $3,320,935
----------------- ----------------------------- ----------------------------- --------- -----------

[Table continued]

                           SUDBURY JOINT VENTURE - FNX MINING EXPLORATION BUDGET - 2004
------------------------------------------------------------------------------------------
TABLE 14:   EXPLORATION BUDGET
-----------------  ----------- -------- ------------------------ --------- ---------------
    ACTIVITY        VICTORIA    KIRK           DRILLING           OTHER        TOTAL
                                WOOD
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
                                        HOLES      FT     $/FT                   $
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
DRILLING
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
         Surface     $132,480       $0      70   119,100  $27.5                $3,247,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
             U/G                           200   108,000  $23.7                 2,558,800
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PRE DEV DRLG                                30    10,000  $23.7                   250,160
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PERSONNEL             $83,600  $14,000                           $100,000       1,326,700
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
CAD/GIS               $27,100                                                     162,600
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
IT                    $14,700                                     $25,000          94,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
RES/RES               $40,000       $0                                            390,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
QA/QC                 $10,000                                                     164,856
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SAFETY HEALTH          $2,900   $1,400                                             56,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
ENVIRONMENTAL         $92,900  $18,375                           $130,000         626,275
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
GEOPHYSICS                 $0       $0                                            423,750
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
STR. GEOLOGY           $4,875  $12,200                                             97,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PROP.MAINTEN.                  $50,000                                             50,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PREFEASIBILITY        $85,400                                    $130,000         551,400
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
VEHICLES              $11,000   $5,000                                            171,900
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUDBURY ADMIN         $49,650  $24,825                                            446,850
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $554,605  $125,800          227,100         $385,000      10,618,791
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
7% INDIRECT           $38,822   $8,806      $0                    $26,950        $743,315
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $593,427  $134,606     $0   227,100         $411,950      11,362,106
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
CONTINGENCY           $59,343  $13,461      $0               $0   $41,195      $1,136,211
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $652,770  $148,067     $0   227,100     $0  $453,145      12,498,317
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
TOTAL                $652,770  $148,067    300   237,100         $453,145   12,498,317
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

10       CERTIFICATE

                                  CERTIFICATE
             TO ACCOMPANY THE TECHNICAL REPORT DATED MARCH 23, 2004 PROPERTY REPORT, SUDBURY, ONTARIO CU-NI-PGE PROPERTIES
            (VICTORIA, MCCREEDY WEST, LEVACK, NORMAN AND KIRKWOOD)

I, DR. JAMES M. PATTERSON, BA (HONS. GEOLOGY), PH.D., P.GEO., DIC., do hereby certify that:

1.   I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.

2.   I am Vice President, Exploration of FNX Mining Company Inc.

3. I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for over 40 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 4 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4. I am a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

5. Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program, including regular site visits, since its initiation in January 2002.

6. I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Corporation's Sudbury offices.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practices.


     Dated as of the 23rd day of March, 2004


                    /s/ James M. Patterson
                   -------------------------------

Dr. James M. Patterson, P.Geo (0419)

                                   REFERENCES

FNX MINING COMPANY INC.

      o  CONFIDENTIAL RECORDS AND FILES FROM FEBRUARY 2002 TO APRIL, 2004

      o  PUBLIC NEWS RELEASES

      o  SEDAR FILINGS

INCO LIMITED

      o  CONFIDENTIAL CORPORATION FILES

ONTARIO GEOLOGICAL SURVEY

      o THE GEOLOGY AND ORE DEPOSITS OF THE SUDBURY STRUCTURE, SPECIAL VOLUME 1, 603 PAGES. 1984

PATTERSON,  JAMES M.

      o TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FNX MINING COMPANY INC., AN UPDATE TO 30 APRIL, 2003 : 9 MAY, 2003

      o AN UPDATE TO TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 31 MAY, 2002

      o TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 7 NOVEMBER, 2001

ROSCOE POSTLE ASSOCIATES INC

      o REVIEW OF THE MINERAL RESOURCES OF THE LEVACK MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 3 OCTOBER, 2003 (FILED ON SEDAR)

      o REVIEW OF THE MINERAL RESOURCES & MINERAL RESERVES OF THE MCCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 22 AUGUST, 2003 (FILED ON SEDAR)

      o REVIEW OF THE MINERAL RESOURCES OF THE MCCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 5 MARCH, 2003. ( FILED ON SEDAR)

SPITERI GEOLOGICAL & MINING CONSULTANTS INC. (SGM)

      o FORT KNOX PROJECT, SUDBURY, ONTARIO. INDEPENDENT CHECK SAMPLING & ASSAYING PROGRAM: JULY 27, 2001

      o FORT KNOX GOLD RESOURCES INC. TECHNICAL REVIEW & MINERAL ASSET VALUATION OF SUDBURY AREA PROPERTIES, SUDBURY ONTARIO; NOVEMBER 1, 2001

APPENDIX:  1

ABBREVIATIONS AND CONVERSIONS



     -------------- -------------- -------------------------- -----------------
     ABBREVIATION   METAL          MINERALS                   CHEMICAL
                                                              FORMULA
     -------------- -------------- -------------------------- -----------------
     Au             Gold                                      Au
     -------------- -------------- -------------------------- -----------------
     Co             Cobalt
     -------------- -------------- -------------------------- -----------------
     Cu             Copper         Chalcopyrite               CuFeS2
     -------------- -------------- -------------------------- -----------------
     Ni             Nickel         Pentlandite, Millerite     (FeNi)S;  NiS
     -------------- -------------- -------------------------- -----------------
     Pd             Palladium
     -------------- -------------- -------------------------- -----------------
     Pt             Platinum
     -------------- -------------- -------------------------- -----------------
                                   Pyrrhotite                 Fe1-XS
     -------------- -------------- -------------------------- -----------------
     Ag             Silver
     -------------- -------------- -------------------------- -----------------

Additional abbreviations are as follows: PGM - Platinum Group Metals
                                         TPM - Total Precious Metals = PD+PT+AU


It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.


The following table will assist in conversions from metric to imperial equivalents.

       ------------------------- --------------------------- ----------------
       TO CONVERT FROM           TO                          MULTIPLY BY
       ------------------------- --------------------------- ----------------
       Centimetres               Inches                      0.394
       ------------------------- --------------------------- ----------------
       Metres                    Feet                        3.218
       ------------------------- --------------------------- ----------------
       Kilometres                Miles                       0.621
       ------------------------- --------------------------- ----------------
       Hectares                  Acres                       2.471
       ------------------------- --------------------------- ----------------
       Tonnes                    Short tons                  1.102
       ------------------------- --------------------------- ----------------
       Grams                     Ounces (Troy)               0.032
       ------------------------- --------------------------- ----------------
       Grams per tonne           Ounces (Troy) per ton       0.029
       ------------------------- --------------------------- ----------------


The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

BHID: Borehole Identification No

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

                                                                 Document No. 2

Management's Responsibility for Financial Reporting

         The accompanying consolidated financial statements, their presentation and the information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Accounting principles and methods that are appropriate to the Company's circumstances have been chosen by management. Where appropriate, these statements reflect management's best estimates and judgments based on currently available information. Management is responsible for all other information in the annual report and ensuring that this information is consistent with information contained in the consolidated financial statements.

         The integrity and objectivity of these consolidated financial statements are the responsibility of management. Internal systems of financial and operating controls, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced, is the responsibility of management.

         The Board of Directors is responsible for ensuring that management fulfills its financial reporting and internal control responsibilities, primarily through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. It reviews the quarterly and annual consolidated financial statements, approves Management's Discussion and Analysis and reviews the adequacy of the systems of internal control. The Audit Committee meets periodically with management and the Company's external auditors to review the results of the annual audit and to review the financial reporting matters prior to approval of the consolidated financial statements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

         The Company's external auditors conduct an independent audit on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.


         /s/ Terry MacGibbon           /s/ John C. Ross
         ----------------------        -----------------------
         Terry MacGibbon               John C. Ross
         President and                 Chief Financial Officer
         Chief Executive Officer

         March 1, 2004

         Auditors' Report

To the Shareholders of FNX Mining Company Inc.

         We have audited the consolidated balance sheet of FNX Mining Company Inc. as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

         The consolidated financial statements as at December 31, 2002 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated February 28, 2003.


         /s/ KPMG LLP

         Chartered Accountants
         Toronto, Ontario

         March 1, 2004



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles or when there is a retroactive adjustment that has a material effect on the comparability of a company's financial statements. As described in note 1(i) (Asset retirement obligations) and note 1(m) (Stock-based compensation), the Company has adopted new accounting standards during the year. Our report to the shareholders dated March 1, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ KPMG LLP

KPMG LLP
Toronto, Canada
March 1, 2004

FNX Mining Company Inc.
Balance Sheets
DECEMBER 31, 2003 and 2002
(in thousands of Canadian dollars)

                                                            2003         2002
______________________________________________________________________________

                                                                   (Restated -
                                                                   note 1(m))

Assets

CURRENT ASSETS:

Cash and cash equivalents                             $  52,536    $  30,159
Short-term deposits                                       1,121          774
Accounts receivable                                       2,864          975
Ore in process (note 3)                                   2,106            -
Inventory (note 3)                                          400            -
Prepaid and other (note 4)                                  689           43
______________________________________________________________________________

                                                         59,716       31,951

Mining properties (note 5)                               23,695            -

Mineral exploration properties (note 6)                  23,816       12,880

Capital assets (note 7)                                     191          252
______________________________________________________________________________

                                                      $ 107,418    $  45,083
                                                      ________________________

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
Accounts payable and accrued liabilities              $   3,041    $     993

Minority interest                                        14,599            -

SHAREHOLDERS' EQUITY:
Capital stock (note 8)                                  106,073       54,125
Stock options                                             6,737        2,920
Deficit                                                 (23,032)     (12,955)
______________________________________________________________________________

                                                         89,778       44,090
______________________________________________________________________________

                                                      $ 107,418    $  45,083
                                                      ________________________

         ON BEHALF OF THE BOARD


         /s/ T. MacGibbon           /s/ R. D. Cudney

         T. MacGibbon               R. D. Cudney
         Director                   Director


See accompanying notes to consolidated financial statements.


FNX Mining Company Inc.
Consolidated Statements of Operations and Deficit YEARS ENDED DECEMBER 31, 2003 and 2002 (In thousands of Canadian dollars, except per share amounts)

                                                             2003         2002
________________________________________________________________________________

                                                                    (Restated -
                                                                     note 1(m))

EXPENSES:
Administration                                          $   2,384    $   1,224
Exploration administration                                  1,741           19
Stock options                                               4,879        3,159
Amortization                                                  123          106
Mineral exploration properties written off (note 6)         2,288        2,962
Interest income                                            (1,128)        (481)
________________________________________________________________________________

LOSS BEFORE MINORITY INTEREST                              10,287        6,989

MINORITY INTEREST                                            (210)           -
________________________________________________________________________________

LOSS FOR THE YEAR                                          10,077        6,989

DEFICIT, BEGINNING OF YEAR:
As previously stated                                        9,796        5,966
Effect of change in accounting policy (note 1(m))           3,159            -
________________________________________________________________________________

As restated                                                12,955        5,966
________________________________________________________________________________

Deficit, end of year                                    $  23,032    $  12,955
                                                        ________________________
Loss per share:
Basic and diluted (note 9)                              $    0.24    $    0.23
                                                        ________________________

See accompanying notes to consolidated financial statements.

FNX Mining Company Inc.
Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Canadian dollars)

                                                             2003         2002
________________________________________________________________________________

                                                                   (Restated -
                                                                    note 1(m))

Cash provided by (used in):

OPERATING ACTIVITIES:

Loss for the year                                        $ (10,077)   $  (6,989)
Items not involving cash:
         Amortization                                          123          106
         Stock options                                       4,879        3,159
         Mineral exploration properties written off          2,288        2,962
Minority interest                                             (210)           -
Net change in non-cash working capital                      (2,380)         (63)
________________________________________________________________________________

                                                            (5,377)        (825)

FINANCING ACTIVITIES:
Common shares issued                                        50,886       38,440
Funds contributed by minority interest                       9,309            -
________________________________________________________________________________

                                                            60,195       38,440

INVESTING ACTIVITIES:
Short-term deposits                                           (347)        (774)
Purchase of capital assets                                     (62)        (353)
Mining properties                                          (15,062)           -
Exploration expenditures                                   (16,970)      (7,365)
________________________________________________________________________________

                                                           (32,441)      (8,492)
________________________________________________________________________________

INCREASE IN CASH AND CASH EQUIVALENTS                       22,377       29,123

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                30,159        1,036
________________________________________________________________________________

CASH AND CASH EQUIVALENTS, END OF YEAR                   $  52,536    $  30,159
                                                         _______________________

Supplemental cash flow information:
Interest paid                                            $      16    $       2
                                                         _______________________

See accompanying notes to consolidated financial statements.

FNX Mining Company Inc.
Notes to Consolidated Financial Statements
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Tabular amounts in thousands of Canadian dollars, except per share amounts)


1.       Significant accounting policies

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company:

(a)      Basis of presentation:

         The consolidated financial statements include the accounts of the Company. Entities in which the Company has a controlling interest are consolidated, including its interest in unincorporated joint ventures. The Company has one significant joint venture, a 75% interest in the Sudbury Joint Venture (the "SJV").

(b)      Revenue recognition:

         Revenue is recognized when both final quantity of metal sold and price are known. Production delivered to the mill and awaiting pricing is accounted for as ore in process. Pricing is based on the market price at the time of the settlement, which is normally two months following the transfer of ownership for McCreedy West Phase I.

(c)      Ore in process:

         Ore in process is valued at the lower of cost and net realizable value. Cost of production includes all costs to mine, crush and truck ore to the mill, and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis.

(d)      Inventory:

         Inventory is valued at the lower of cost and net realizable value. Cost of production includes costs to mine and crush ore and any depreciation changes associated with mining activities. Cost is determined on a first-in, first-out basis.

(e)      Short-term deposits and marketable securities:

         Short-term deposits are those with a remaining maturity greater than 90 days at the time of purchase. Marketable securities are carried at the lower of cost or quoted market value.

(f)      Cash and cash equivalents:

         Cash and cash equivalents are defined as cash on hand and short-term investments that have a remaining term to maturity of less than 91 days at acquisition.

(g)      Mining properties and mineral exploration properties:

         Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale.

         Costs are transferred to mining properties once a property is placed into commercial production. These costs are amortized into the ore in process account, using a units-of-production basis over the expected life of the mine as determined using proven and probable reserves.

         The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in fair value and charged to income.

(h)      Mining equipment:

         Equipment is written off on a straight-line basis over the shorter of its estimated useful life or the expected life of the mine. The depreciation charge is included in ore in process and inventory.

(i)      Asset retirement obligations:

         The Company has adopted the new Recommendations of The Canadian Institute of Chartered Accountants for the accounting for asset retirement obligations. The Recommendation requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded.

         On an annual basis, the liability is increased by the interest factor that was applied in the initial measurement to fair value and the asset is amortized over the estimated life of the related asset. The amount of the liability will be subject to re-measurement at each reporting period. Any adjustment to this liability will impact the related asset. This differs from the prior practice, which involved accruing for the estimated reclamation liability through annual charges to earnings over the estimated life of the mine.

         Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total liability of future site restoration costs is subject to change based on amendments to laws and regulations and as new information concerning the Company's operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(j)      Capital assets:

         Capital assets relate to equipment not used in mining operations. Capital assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the following rates:

Equipment                           5 years
Furniture and fixtures              5 years
Computer hardware                   4 years
Computer software                   3 years
Leasehold improvements              5 years

(k)      Flow-through shares:

         The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

(l)      Income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(m)      Stock-based compensation:

         The Company adopted the fair value-based approach of accounting for all stock-based awards. The expense is recognized over the vesting period of the award.

         Effective September 30, 2003, the Company adopted the fair value method of accounting for all stock options. The comparative figures have been restated to show the effect as though the Company had adopted the fair value method of accounting for all stock options upon adoption of Section 3870 effective January 1, 2002. This accounting policy change was made in response to investor preferences that these costs be reported in the statements of operations and deficit. The stock options amount for 2002 on the statements of operations and deficit was adjusted to reflect a $3.2 million expense item related to stock-based compensation with the offset in shareholders' equity, as contributed surplus.

(n)      Foreign exchange:

         The Canadian dollar is the functional currency of the Company. Revenue and some expenses are U.S. dollar-denominated. These items are converted to Canadian dollars at the transaction rate. Gains and losses are recorded in income.

(o)      Use of estimates:

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relating to the recoverability of mineral properties and mineral exploration properties are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

(p)      Financial instruments:

         The carrying values of cash and cash equivalents, short-term deposits, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.


2.       Sudbury Joint Venture

         The SJV was accounted for as a joint venture during 2002 and the Company's interest proportionately consolidated. During 2003, the initial work program of $14 million was completed by the joint venture partners. Following the completion of this program, the nature of the SJV arrangement changed to the extent that consolidation is now appropriate. The effect of consolidation at January 1, 2003 was to increase exploration properties and minority interest by $5.6 million.


3.       Ore in process and inventory, at cost

(a)      Ore in process, at cost:

         Ore in process includes ore shipped to Inco Limited ("Inco") for which revenue has not been recognized. Balances in the account include mining and haulage costs, depreciation and amortization.


                                                            2003         2002
         ____________________________________________________________________

         Direct costs                                  $   1,593    $       -
         Depreciation and amortization                       513            -
         ____________________________________________________________________

                                                       $   2,106    $       -
                                                       ______________________

(b)      Inventory, at cost:

         Inventory includes ore mined and not yet shipped to Inco. Balances in the account include mining costs, depreciation and amortization.

                                                            2003         2002
         ____________________________________________________________________

         Direct costs                                  $     300    $       -
         Depreciation and amortization                       100            -
         ____________________________________________________________________

                                                       $     400    $       -
                                                       ______________________


4.       Prepaid and other assets

                                                             2003         2002
         _____________________________________________________________________

         Prepaid assets                                 $     240    $      40
         Marketable securities                                449            3
         _____________________________________________________________________

                                                        $     689    $      43
                                                        ______________________

         The Company holds the following portfolio of marketable securities in other assets at December 31, 2003 and 2002:

                                                               2003         2002
         _______________________________________________________________________

         15,152 shares of Platinum Group Metals Ltd.
              (previously 25,000 shares of New
               Millennium Metals Corp.)                   $       3    $      3
         150,000 shares of Nevada Star Resource Corp.            45           -
         300,000 share purchase warrants of Nevada
              Star Resource Corp.                                 1           -
         2,000,000 shares of NFX Gold Inc.                      400           -
         _______________________________________________________________________

                                                          $     449    $      3
                                                          ______________________

         Market value of marketable securities            $     470    $      8
                                                          ______________________


         During 2003, the Company sold its interest in the Canwell, Alaska property to Nevada Star Resource Corp. ("Nevada Star") for 150,000 Nevada Star shares and 300,000 Nevada Star share purchase warrants. During 2003, the Company sold its interest in the Larder Lake, Ontario properties to NFX Gold Inc. for 2,000,000 shares of NFX Gold Inc. The value of the shares received was credited to exploration expense.


5.       Mining properties

                                                                 2003         2002
         ____________________________________________________________________________

                                           Accumulated          Net book    Net book
                                        Cost amortization        value       value
         ____________________________________________________________________________

         Property and development   $ 16,046     $     320    $  15,726    $       -
         Mining equipment              8,262           293        7,969            -
         ____________________________________________________________________________

                                    $ 24,308     $     613    $  23,695    $       -
                                    _________________________________________________

         Mining property and development relates to McCreedy West Phase I which went into commercial production November 1, 2003. The first $14 million in income earned from the SJV will be allocated 60% to the Company and 40% to Dynatec. During 2003, the SJV exceeded the $30.0 million spending requirement and assumed ownership of the mineral rights to all projects in the SJV.

         All ore produced from the mining properties is shipped to Inco for further processing under the terms of the original option agreement.


6.       Mineral exploration properties

                                                              2003         2002
         _______________________________________________________________________

         Sudbury Basin (a):
              McCreedy West Phase 1                     $       -    $   3,746
              McCreedy West Phase 3                         9,989          953
              Levack Phase 2                                3,676        1,900
              Victoria                                      2,823        1,590
              Norman                                        6,024        1,907
              Kirkwood                                        196          172
              North Range Footwall                          1,108          324
         Alaska, USA:
              Gunsite (b)                                       -          205
         Ontario:
              Larder Lake (b)                                   -        1,128
              Fawcett Township (b)                              -          951
              Other                                             -            4
         _______________________________________________________________________

                                                        $  23,816    $  12,880
                                                        ________________________


         (a) Sudbury Basin:

         On January 10, 2002, the Company signed an option agreement (the "Inco Option") to earn a 100% interest from Inco in five former copper-nickel-platinum-palladium-gold producing properties located in the Sudbury Basin area. Coincidentally with the signing of the option agreement, the Company assigned their rights under the Inco Option to the SJV owned 75% by the Company and 25% by Dynatec Corporation, a TSX-listed mining contractor. Under the terms of the Inco Option the SJV had to spend $30.0 million for exploration on the optioned properties by May 2006. This expenditure level was reached during 2003.

         (b) Mineral exploration properties:

         After the Company signed the Inco Option (note 6(a)) to earn a 100% mineral rights interest in five nickel-copper-platinum-palladium-gold properties in the Sudbury Basin area, other mineral properties were either allowed to lapse or were made available for option to third parties. Minimal expenditures were made on these other properties during 2002 and 2003.

         The Nickolai properties in Alaska were allowed to lapse during 2002, except for the Canwell claim group, which was under option to Nevada Star. During 2003, Nevada Star purchased the Company's remaining interest in the property for 150,000 Nevada Star common shares and 300,000 Nevada Star share purchase warrants. The Company's 25% interest in the Larder Lake gold property in Ontario was purchased in 2003 by NFX Gold Inc. for 2 million NFX Gold Inc. common shares.

         The Gunsite property in Alaska was sold in 2003 for a 1.5% net smelter royalty. The Fawcett Township property near Shiningtree, Ontario remains inactive and no further work is planned for 2003. Both properties were written off during 2003. The McBratney Lake property in Manitoba was returned to Hudson Bay Exploration and Development Co. Ltd. during 2002. The balance was written off during 2003.


7.       Capital assets


                                                      Accumulated     Net book
         2003                                   Cost amortization        value
         _______________________________________________________________________

         Equipment                         $      89    $      34    $      55
         Furniture and fixtures                   33           13           20
         Computer hardware                       138           62           76
         Computer software                       122           84           38
         Leasehold improvements                   40           38            2
         _______________________________________________________________________

                                           $     422    $     231    $     191
                                           _____________________________________

                                                      Accumulated     Net book
         2002                                   Cost amortization        value
         _______________________________________________________________________

         Equipment                         $      68    $      14    $      54
         Furniture and fixtures                   33            6           27
         Computer hardware                       103           27           76
         Computer software                       118           42           76
         Leasehold improvements                   38           19           19
         _______________________________________________________________________

                                           $     360    $     108    $     252
                                           _____________________________________

8.     Capital stock

       (a) Authorized:
       Unlimited common shares

       (b) Issued:

                                                        Number of
                                                    common shares  Consideration
     ___________________________________________________________________________

                                                                     (Restated -
                                                                      note 1(m))
<
     Balance, December 31, 2001                          13,355,466   $  11,120
     Issued for property option payment (b)(i)            3,006,324       3,006
     Issued for cash under private placement (b)(ii)      4,000,000       3,387
     Issued for cash under flow-through share
          offerings (b)(iii)                              5,000,000      10,000
     Issued for cash under public offering (iv)           5,000,000      22,934
     Issued on exercise of special warrants (c)(i)        3,300,000       1,320
     Issued on exercise of share purchase warrants (c)(ii)  550,750         688
     Issued on exercise of broker warrants (c)(iii)         678,000         559
     Issued on exercise of stock options (d)              1,412,000         872
     Transferred from stock options on exercise                   -         239
     ___________________________________________________________________________

     Balance, December 31, 2002                          36,302,540      54,125
     Issued for cash under public offering (b)(v)         7,500,000      45,774
     Issued on exercise of special warrants (c)(ii)       1,946,129       2,433
     Issued on exercise of stock options (d)              1,666,500       2,679
     Transferred from stock options on exercise                   -       1,062
     ___________________________________________________________________________

     Balance, December 31, 2003                          47,415,169   $ 106,073
                                                       _________________________

         (i) On January 10, 2002, as consideration for the Inco Option, the Company issued to Inco 3,006,324 common shares for deemed consideration of $3,006,324.

         (ii) On January 10, 2002, the Company completed a brokered private placement of 4,000,000 units of the Company at $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per warrant. Financing costs were $613,468, resulting in net proceeds of $3,386,532.

         (iii) On January 10, 2002, the Company issued 4,000,000 flow-through common shares at $1.00 per common share, resulting in gross proceeds of $4,000,000.

         On July 22, 2002, the Company issued 1,000,000 flow-through common shares at $6.00 per common share, resulting in gross proceeds of $6,000,000.

         (iv) On July 22, 2002, the Company issued 5,000,000 common shares at a price of $5.00 per share for gross proceeds of $25,000,000 pursuant to a short-form prospectus filing. Financing costs were $2,065,927, resulting in net proceeds of $22,934,073.

         (v) On July 11, 2003, the Company issued 7,500,000 common shares at a price of $6.45 per share for gross proceeds of $48,375,000 pursuant to short-form prospectus filing. Financing costs were $2,601,000, resulting in net proceeds of $45,774,000.

         (c) Warrants and special warrants:

         (i) In May 2001, the Company issued 3,300,000 special warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitled the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of: (a) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which the purchasers of the special warrants are resident, and (b) May 10, 2002.

         During the year ended December 31, 2002, these 3,300,000 special warrants were converted into common shares.

         (ii) On January 10, 2003, the Company issued the following warrants to Inco under the terms of the Inco Option and issued additional warrants under a private placement.

                                                               Number of
                                                               warrants
         _______________________________________________________________

          Under the Inco Option                                  496,879
         Under the private placement (b)(ii)                  2,000,000
         Exercised in 2002                                     (550,750)
         _______________________________________________________________

         Balance, December 31, 2002                           1,946,129
         Exercised in 2003                                   (1,946,129)
         _______________________________________________________________

         Balance, December 31, 2003                                   -
                                                          ______________


         Each warrant was exercisable for one common share of the Company at an exercise price of $1.25 per warrant. During 2002, 550,750 of these warrants were exercised for cash proceeds of $688,437. The balance of the warrants were exercised in January 2003 for cash proceeds of $2,432,661.

         (iii) On May 10, 2001, the Company issued, as part of the compensation payable in connection with the financing described in note 8(c)(i), broker warrants to acquire 198,000 common shares at $0.40 for each warrant. These warrants were exercised in 2002 for proceeds of $79,200.

         On January 10, 2002, as part of the compensation payable in connection with the private placement, the Company issued broker warrants to acquire 480,000 common shares at $1.00 for each warrant. These warrants were exercised in 2002 for proceeds of $480,000.

         (d) Stock options:

         The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company to acquire up to 5.5 million common shares. The strike price of these options will not be less than the market price of the common shares at the time of the grant.

         Unless specifically stated in an employment agreement, all options vest 50% six months from the date of grant, and 50% one year from the date of grant. All other options vest immediately. The options have a term of five years. The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.

         The following table reflects the continuity of options granted under the Plan for the years ended December 31, 2003 and 2002:

                                                           2003                    2002
         ______________________________________________________________________________________

                                                          Weighted                   Weighted
                                                           average                    average
                                                          exercise                   exercise
                                              Options        price       Options        price
         ______________________________________________________________________________________

         Outstanding, beginning of year     2,883,000     $   2.05     2,800,000    $    0.67
         Granted                            1,779,000         7.12     1,495,000         3.29
         Terminated                            (2,500)        3.40             -            -
         Exercised                         (1,666,500)        1.61    (1,412,000)        0.62
         ______________________________________________________________________________________

         Outstanding, end of year           2,993,000         5.31     2,883,000         2.05
                                            ___________________________________________________

         The following table summarizes information about stock options outstanding at December 31, 2003:


                                       Options outstanding                   Options exercisable
         ___________________________________________________________________________________________________

                                            Weighted                                 Weighted
                              Number         average       Weighted     Number       average        Weighted
                            outstanding,    remaining      average    exercisable,   remaining      average
         Range of           December 31,   contractual     exercise   December 31,  contractual     exercise
         exercise price         2003       life (years)     price         2003      life (years)      price
         ___________________________________________________________________________________________________

         $0.40 - $1.00           388,000        2.3         $0.83        388,000       2.3     $    0.83
         $1.01 - $2.00           200,000        3.0         1.50         200,000       3.0          1.50
         $2.01 - $3.00           182,500        3.2         2.26         182,500       3.2          2.26
         $3.01 - $4.00            17,000        3.4         3.40          17,000       3.4          3.40
         $4.01 - $5.00           427,500        3.7         5.00         427,500       3.7          5.00
         $5.01 - $6.00           465,000        4.3         5.50         357,500       4.3          5.50
         $6.01 - $7.00           568,000        4.3         6.57         350,500       4.0          6.45
         $8.01 - $9.00           745,000        4.9         8.55         360,000       4.9          8.70
         ___________________________________________________________________________________________________

                               2,993,000        3.9         5.31         2,283,000     3.7          4.64

                               _____________________________________________________________________________


The fair value of stock options granted during 2003 and 2002 was estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:


                                                             2003          2002
         _______________________________________________________________________

         Stock price at grant date                      $    7.12    $    3.29
         Exercise price                                 $    7.12    $    3.29
         Expected life of options (years)                     2.0          2.0
         Expected stock price volatility                      99%         112%
         Expected dividend yield                                -            -
         Risk-free interest rate                               3%           3%
                                                        ________________________


         The weighted average value per option issued in 2003 is $3.76 (2002 - $2.09).


9.       Loss per share

         Basic loss per share has been calculated by dividing the annual loss by the weighted average number of shares outstanding during the year. The diluted loss per share is similar to the basic loss per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

                                                               2003         2002
    ____________________________________________________________________________

    Basic and diluted earnings per share computation:
         Numerator:
         Loss for the year                                $ (10,077)   $ (6,989)
                                                         _______________________
    Denominator:
         Average common shares outstanding               42,747,614   30,055,848
                                                         _______________________

    Basic and diluted loss per share                     $   (0.24)   $   (0.23)
                                                         _______________________



         No shares or warrants are added to the denominator when a company is in a loss position as the result is not dilutive.


10.      Related party transactions

         The Company obtained management services from a company controlled by the president of the Company in the amount of nil in 2003 (2002 - $553,200).


11.      Income taxes

         The main components that will give rise to future income tax assets and future income tax liabilities are as follows:


                                                              2003         2002
         _______________________________________________________________________

         Future income tax assets:
         Share issue costs                               $   1,300    $     800
         Non-capital losses                                  5,100          800
         _______________________________________________________________________

                                                             6,400        1,600
         Valuation allowance                                  (100)        (200)
         _______________________________________________________________________

                                                             6,300        1,400

         Future income tax liability:
         Mining properties                                   6,300        1,400
         _______________________________________________________________________

         Net future income tax asset                     $       -    $       -
                                                         _______________________


         Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2002 - 40%) to loss before income taxes. The reasons for the differences are a result of the following:


                                                            2003         2002
    ____________________________________________________________________________

    Loss before income taxes                             $ (10,077)   $  (6,989)
                                                         _______________________

    Computed expected tax recovery of statutory rates    $  (3,628)   $  (2,796)
    Non-deductible stock option expense                      1,756        1,264
    Resource loss                                              351          120
    Losses, not tax-benefited                                1,521        1,412
    ____________________________________________________________________________

                                                         $       -    $       -
                                                         _______________________


         The Company has non-capital loss carryforwards for Canadian tax purposes of approximately $14.1 million (2002 - $2.3 million) to reduce taxable income on or prior to 2010.


12. Significant differences between Canadian and United States generally accepted accounting principles

         Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

         (a) Under Canadian GAAP, all costs related to the acquisition, exploration and development of non-producing mineral properties are capitalized. Under U.S. GAAP, mining companies are permitted to capitalize acquisition, exploration and development costs only upon the determination of a commercially mineable deposit. As at July 31, 2003, the Company had proven and probable reserves related only to Phase 1 of the McCreedy West Mine. All Phase 1 costs prior to the fourth quarter of 2003 have been written off. All exploration and development expenses not related to Phase 1 have been written off.
         Phase 1 development costs in the fourth quarter of 2003 have been capitalized. Due to differences in asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

         (b) Under Canadian GAAP, flow-through shares are recorded at face value when the shares are issued, and the related tax benefit renounced to shareholders is recorded as a reduction to share capital, when recognized. Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-though shares issued during 2002 were granted at $1,880,000 more than the fair value of existing non-flow-through shares. Upon renunciation of the expenses to the shareholders, income tax expense was recorded for the difference between the deferred tax liability and the liability recognized on issuance. The valuation allowance in the amount of the deferred tax liability results in an income tax recovery equal to the liability recognized on issuance.

         (c) Under U.S. GAAP, the Company is required to expense the cost of start-up activities as incurred; these costs were capitalized under Canadian GAAP. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenue of $3,341,000 and costs of $2,848,000 (including depreciation of $412,000) incurred during this time have been capitalized under Canadian GAAP.

         (d) Under Canadian GAAP the Company has expensed the fair value of all options granted after January 1, 2002. Under U.S. GAAP, the Company has adopted the prospective transition method of FASB 148 and expensed the fair value of all options granted after January 1, 2003.

         As a result of the points previously discussed with respect to differences between Canadian GAAP and U.S. GAAP, the following adjustments would need to be made to the financial statements:

                                                                       2003         2002
         ________________________________________________________________________________
         Loss for the year per Canadian GAAP                      $ (10,077)   $  (6,989)
         Exploration and acquisition costs (a)                      (16,970)     (10,372)
         Pre-feasibility study mining costs (a)                      (4,685)           -
         Mineral exploration properties written off (a)               2,288        2,962
         Income tax income on renunciation of flow-through
              expenses                                                    -        1,880
         Start-up costs                                                 493            -
         Stock options                                                    -        3,159
         Minority interest                                            5,291            -
         ________________________________________________________________________________

         Loss for the year per U.S. GAAP                          $ (23,660)   $  (9,360)
                                                                  _______________________

         Basic and diluted loss per share per U.S. GAAP           $   (0.55)   $   (0.31)
                                                                  _______________________

         Deficit per Canadian GAAP                                $  23,032    $  12,955
         Cumulative exploration and development costs (a)            23,816       12,880
         Pre-feasibility study mine development costs                 8,431            -
         Cumulative flow-through share tax income (b)                (2,124)      (2,124)
         Start-up costs (c)                                            (493)           -
         Stock options (d)                                           (3,159)      (3,159)
         Minority interest                                           (5,791)           -
         ________________________________________________________________________________
         Deficit per U.S. GAAP                                    $  44,212    $  20,552
                                                                  _______________________


         (e) Other recent accounting pronouncements:

         In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has adopted the provisions of SFAS 143 as of January 1, 2003. The impact was not material to the financial statements.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company has not entered into any exit or disposal activities after January 1, 2003.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. The Company does not believe it has any guarantees as defined by FIN 45.

         In April 2003, FASB issued Statement No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company is not affected by this pronouncement as it has no such derivative instruments or contracts.

         In May 2003, FASB issued Statement No. 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classed as equity. The Company does not believe it will be affected by this pronouncement as it has no financial instruments with such characteristics.

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46's effective date, certain disclosures are required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company does not have any variable interest entities, as defined by FIN 46.

         Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA HB 1581 Business Combinations defines such assets as intangible assets, while CICA 3061 defines acquired mineral rights as property, plant and equipment. In the United States the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA HB 1581, in such a way that under US GAAP mineral rights are classified as intangible assets. The issue in the United States has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions the EITF will reach, nor as to whether Canadian GAAP will continue to allow alternate treatments. The Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as "Mining asset" on its consolidated balance sheet. The Company continues to believe this is the appropriate classification under Canadian GAAP.

13.      Comparative figures:

         Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2003.


Corporate Information

Directors

James W. Ashcroft 3,4
Consulting Mining Engineer
Former President,
Ontario Division,
Inco Limited

Wayne G. Beach 1,2
Barrister and Solicitor

Robert D. Cudney 4
President and CEO
Northfield Capital Corporation

Duncan Gibson 1,2
Former Vice Chairman,
TD Bank Financial Group

John Lydall 3
Former Managing Director
Investment Banking
National Bank Financial

Terry MacGibbon 4
President and CEO
FNX Mining Company Inc.

Hon. Frank McKenna 2
Counsel,
McInnes Cooper
Former Premier of New Brunswick

Terrence Podolsky 3
Consulting Geologist Former VP Exploration,
Inco Limited

Donald M. Ross 1
Chairman of
Jones, Gable & Company


1        Member of Audit Committee
2        Member of Compensation Committee
3        Member of Corporate Governance Committee
4        Member of Safety, Health and Environment Committee

Officers

Terry MacGibbon, P.Geo.
President and CEO

John C. Ross, C.A.
Chief Financial Officer

James M. Patterson,
Ph.D., P.Geo.
Vice President Exploration

David W. Constable, P.Geo., MBA
Vice President Investor Relations and Corporate Affairs

Gord Morrison, P.Geo.
Director of Exploration

Head Office

55 University Avenue
Suite 700
Toronto, Ontario, Canada M5J 2H7

Tel 416 628 5929
Fax 416 360 0550

Email:

info@fnxmining.com

Sudbury Field Office

1300 Kelly Lake Road
Sudbury, Ontario, Canada P3E 5P4

Tel 705 671 1779
Fax 705 671 1137

Bank

The Royal Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

Transfer Agent

CIBC Mellon Trust Company
320 Bay Street
PO Box 903
Toronto, Ontario
M5H 4A6

Counsel

Goodman and Carr LLP
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5

US Counsel

Skadden, Arps, Slate, Meagher & Flow LLP
Royal Bank Plaza,
North Tower, Suite 1820
Toronto, Ontario
M5J 2J4

Auditors

KPMG LLP
Suite 3300
Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B2

Listing

Toronto Stock Exchange
American Stock Exchange
Symbol "FNX"
S&P/TSX Composite Index
(Since December 22, 2003)

Capitalization

$333 million
(March 24, 2004)

Share Price

52 Week High/Low:
$9.40/5.30

Issued and Outstanding Shares

47,506,169
(March 23, 2004)

Fully Diluted Shares

50,158,169

Major Shareholders

(>10%)
Dundee Wealth Management Inc

Cash

$45 million
(March 23, 2004)

Debt

Nil

Web Site

www.fnxmining.com


Abbreviations

Ni       Nickel
Cu       Copper
Pt       Platinum
Pd       Palladium
Au       Gold
Co       Cobalt
TPM      Total precious metal (Pt+Pd+Au)
oz/t     Troy ounces per short ton  (12 troy ounces = 1.0 pound)
g/t      Grams per short ton (31.1 grams = 1.0 troy ounce)
ft       Feet or Foot
km(s)    Kilometre(s) (1.61 km = 1.0 mile)
lb       Pound (2.2 lbs = 1.0 kilogram = 1000 grams)
m        Metre (3.28 feet = 1.0 metre)
tpd      Short tons per day
SIC      Sudbury Igneous Complex
SJV      Sudbury Joint Venture
PGE Platinum Group Elements (including platinum, palladium plus other affiliated elements of the platinum group)



Printed in Canada on recycled paper using vegetable based inks.

Production:
Walter J. Mishko & Co. Inc.

Design:
Goodhoofd Inc.


FNX Mining Company Inc.

www.fnxmining.com

                                                                 Document No. 3

2003 MANAGEMENT'S DISCUSSION AND ANALYSIS AND
CONSOLIDATED FINANCIAL STATEMENTS

"DRIVEN BY NICKEL"

FNX MINING COMPANY INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         OVERVIEW

         FNX Mining is an emerging mining company producing nickel, copper, cobalt, platinum, palladium and gold in Canada's prolific Sudbury Basin. FNX has gone from a junior exploration company to a well funded mining producer in just two years. In January 2002, FNX entered into an option agreement with Inco Limited whereby FNX acquired rights to earn a 100% interest in the mineral rights to five former producing mining properties owned and previously operated by Inco. FNX immediately assigned its rights in the option agreement to the Sudbury Joint Venture ("SJV"), which is 75% owned by FNX and 25% owned by Dynatec Corporation. The SJV spent over $40 million exploring the properties in 2002 and 2003 and subsequently met all requirements to exercise the Inco option and did so in two years instead of the planned 52 months. FNX is the SJV exploration operator, Dynatec is the SJV mining operator and Inco has the right to process and market all ore produced on the properties by the SJV. FNX will receive 75% of the proceeds.

         The Company started mining in the Upper Main deposit at the McCreedy West Mine in May 2003, just 14 months after initiating its first exploration program. Commercial production was achieved at McCreedy West in November 2003 at the modest rate of 300 tons of ore per day and has been increasing incrementally since then and will be at 1,000 tons of ore per day by mid-2004. On-going feasibility studies on the adjacent PM Deposit and the neighbouring Levack Mine have the potential to triple the Company's production rate to over 3,000 tons of ore per day starting 2005. The Company has also initiated a feasibility study at the Norman property which hosts a large copper-platinum-palladium and gold deposit with potential to be the Company's third operating mine.

         The Company can readily support its rapid expansion plans from anticipated cash flows, CDN$52 million of cash at December 31, 2003 and its zero debt. The Company is also pursuing additional nickel opportunities elsewhere in the Sudbury Basin and globally.

CRITICAL ACCOUNTING POLICIES

         The Company's critical accounting policies relate to the change in the basis of consolidation, revenue recognition, amortization of mining assets, production accounting, and accounting for stock options.

         BASIS OF CONSOLIDATION

         The accounts of the SJV were proportionately consolidated on a joint venture basis in 2002. During 2003, once the initial work program was completed, the nature of the SJV arrangement changed to the extent that the Company used 100% consolidation of the accounts with a 25% minority interest.

         REVENUE RECOGNITION

         Mining at Phase 1, started in May 2003, was suspended during the summer with the labour disruption at Inco. Mining was restarted in late September 2003. Commercial mining levels were reached in November 2003. Other areas of McCreedy West, such as the PM Deposit, are still included in exploration and development assets.

         For accounting purposes, revenue is not recognized into the income statement until an operation reaches commercial levels. Revenue from pre-commercial production, amounting to $3.3 million, and associated costs, are included as a reduction in the McCreedy West Phase 1 mining asset.

         Revenue recognition into the income statement will commence January 2004 as the November 2003 ore shipments will be recognized in January.

         Revenue is the product of payable metal produced by the mill and metal price. Payable metal quantities, based on ore tonnage and grade, can be established soon after the ore is delivered to the mill. Recoveries have been previously established based on testing. Grade determination is based on assay results from samples collected at the end of the crushing process. Final pricing of production can take anywhere from an additional two to five months after the month the ore is shipped to Inco, depending on the metal. This pricing delay corresponds with the time afforded to Inco to process, refine and sell the production.

         The Company could potentially recognize revenue as early as delivery to the mill or as late as when pricing was determined for each metal. Earlier revenue recognition would require some estimation of final prices and subsequent adjustment of this estimate until the final pricing was known. Later recognition would result in reporting an accurate revenue number but would delay recognition. Cash flow is not affected by either policy.

         The Company has chosen to recognize revenue when both the quantity of metal produced and the price are known. This alternative is more conservative than earlier recognition. In the Company's opinion accurate revenue reporting is more important than earlier reporting. This policy is most consistent with the revenue cycle of a fully integrated mining company. Production and cost information will be reported by period. All metal revenue will report as gross revenue regardless of the type of metal. No metal by-product credits will be applied against operating costs.

         AMORTIZATION OF MINING ASSETS

         The Company has two broad categories of assets; property and development assets, representing exploration and development to place the asset into production, and mining equipment used to extract ore. Charges to the income statement from each category will be accounted for slightly differently.

         The amortization balance per ton of the property and development assets will be based on the total tons of reserves. Annual amortization will be based on tons mined in the period. The amortization rate will be adjusted quarterly to reflect any additions and any change in the remaining reserves. Two examples of items which would affect reserves would be mining, which would decrease remaining reserves, and exploration success, which would increase the reserves.

         Equipment will be amortized on a straight line basis. The useful life of the equipment will be compared to the mine life and the lesser of mine life or asset life will be used. An estimate of the salvage value of the equipment at the end of the useful period will be established and this salvage value will be excluded from the amortization calculation.

         Amortization expenses for any period will be accounted for through the inventory and ore in process accounts. The Company's opinion is that accounting through the production process better matches the costs to the benefits as compared against direct expense into the income statement.

         ORE IN PROCESS AND PRODUCTION INVENTORY ACCOUNTING CONSIDERATIONS

         Ore in process and inventory accounting considerations relate to distribution of costs between a multi-metallic ore, costing method, and the inclusion or exclusion of depreciation, depletion and amortization in inventory.

         At the end of each month the Company will know costs for the month and payable metal for the month. With multiple sources of metal revenue (i.e. nickel, copper, platinum, palladium, gold, cobalt) an issue of how the costs should be distributed arises. The Company intends to pro-rate monthly mining costs for ore in process and inventory purposes, based on average spot rate revenue from each payable metal produced in the month. For example, if payable nickel production represented 80% of the calculated revenue generated in a given month (based on average spot prices for the metals in the month), nickel would attract the same 80% of the mining costs in that same month. Inventory cost allocations would be established in the month and not adjusted for any subsequent change in the pricing.

         Mill processing costs would also be allocated on the same average monthly spot price basis as mining costs. Treatment and refining charges are specific to each metal and costs will be reflected in operations on a specific cost basis.

         Costs will move from inventory to ore in process on shipment from the mine to the Inco mill. As revenue is recognized, costs will move from ore in process to operating costs on a first in, first out (FIFO) basis. The Company feels that FIFO based cost best represents the consistently rapid turnover of the inventory.

         Good arguments exist for including and for excluding depreciation, depletion and amortization into inventory and ore in process. If these non-cash costs are included in inventory they will be matched against revenue on a units-of-production basis and reflect the full cost of a unit-of-production. This presentation is also consistent with US accounting.

         If the costs are not included, the inventory reflects cash costs. The Company feels that better matching of production costs will occur through including the non-cash costs into inventory. Disclosure will be made of the amount of depreciation in the inventory so investors can determine cash costs.

         Depreciation, depletion and amortization rates for mining assets and closure obligations will be recognized in the financial statements on a units-of-production basis, based on revenue recognition for the primary metal in the area being mined. Mining equipment will be depreciated on a straight-line basis with an allowance for salvage. Since production-related, non-cash charges will be included into inventory costs the income statement depreciation line will not reflect all non-cash charges. The Company will disclose all non-cash balances and tonnages in the notes to the financial statements.

         PRODUCTION INVENTORY

         Production inventory results from tonnages mined and not yet shipped. Ore broken and still underground, ore on surface and not crushed, and ore crushed and not yet shipped will be reported as production inventory. These inventory items will be moved into ore in process when shipped to Inco on a FIFO basis using the lower of cost or market principal.

         ORE IN PROCESS

         On delivery of ore to the Inco mill ownership of the ore is transferred to Inco. During the period between ore delivery and revenue recognition the ore will be reported as a separate balance sheet item. Costs will be accounted for on a FIFO basis due to the short-term nature of holding the ore. Costs will be matched against the associated revenue in the period reported.

         STOCK OPTIONS

         Commencing in 2003, the Company began to expense options over their vesting period which at this time is a maximum of 12 months. The effect of this change in policy will be to reduce profits of the Company and increase Shareholders' Equity. Stock option accounting has no affect on cash flow.


[GRAPHIC OMITTED - Cash Position]

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2003 the Company held $52 million of cash. The Company commenced 2003 with cash of $30 million. Cash of $61 million was received from various sources and cash of $39 million was spent in 2003.

         Cash of $61 million was raised in 2003 through the sale of shares, minority interests contributions and interest on bank funds. Most of the inflow resulted from the issue of 7.5 million shares for net proceeds of $45.8 million in July 2003. The $9.2 million minority interest funds are contributions to the SJV. A further $5.1 million was raised from the conversion of warrants and share options. Cash inflow of $1.1 million resulted from interest income on cash balances.

         Cash of $15 million was used to fund mine development at McCreedy West in 2003. This spending included development ($7 million) and mining equipment ($8 million). Exploration and development spending in 2002 related to Phase 1 amounted to $4 million.

         Exploration and pre-production spending will be amortized over the life of mine on a units-of-production basis. Mine equipment will be amortized on a straight line basis, less an allowance for salvage, over the lesser of its expected useful life or the mine life.

         It is expected that some of the capital spending (e.g. surface facilities, haul way refurbishment) will be used in mining operations in addition to McCreedy West Phase 1. However, the Company intends to amortize all the costs incurred to place Phase 1 into production at this time, using only the McCreedy West Phase 1 reserves as a denominator. Should future operations reach commercial levels before these multiple-use assets are fully amortized the Company will adjust the amortization base.

         Exploration project spending (excluding administration) of $17 million was completed in 2003. All spending occurred on the SJV. The $17 million was spent as follows:

         ______________________________________________________________________

                                           Drilling        Other         Total
         ______________________________________________________________________

         McCreedy West - Phase 1              $ nil        $ nil         $ nil
         Levack- Phase 2                        0.9          0.9           1.8
         McCreedy West - Phase 3                1.3          7.7           9.0
         North Range Footwall                   0.7          0.2           0.9
         Norman                                 3.6          0.5           4.1
         Victoria                               1.0          0.2           1.2
         Kirkwood                               nil          nil           nil
         ______________________________________________________________________

         TOTAL                                 $7.5         $9.5         $17.0
         ______________________________________________________________________

         The Company also spent $2.4 million on administration and $1.7 million on exploration administration expenses in 2003. All work not directly spent on a project in 2003 was expensed in the year.

         The Company spent $nil on share options in 2003. These items are non-cash.

         Working capital increased by $2.4 million as increases in accounts receivable, in process ore and inventory from the Phase 1 McCreedy Mine were partly offset by increased payables. Accounts payable were increased $0.4 million for reclamation costs. Minority interests funded $0.5 million of exploration administration spending in 2003.

CASH SPENDING ESTIMATE FOR 2004

         The Company anticipates cash spending of $32.6 million in 2004. Recovery from minority interest is expected to amount to $8.2 million for a net spending of $24.4 million, excluding operating expenditures at McCreedy West Phase 1. Significant spending areas in 2004 are planned to include capital spending for mining equipment at the McCreedy West Phase 1 Mine, continued progress on feasibility studies and exploration programs, administration, and exploration administration spending.

         The McCreedy West Mine anticipates spending $15.0 million in 2004, excluding mining and processing expenses. The balance of the required mining equipment is expected to be purchased in 2004 at a planned cost of $6.1 million. Development work at McCreedy West in 2004 is expected to be $3.0 million. Working capital is expected to increase by $5.9 million assuming a US$5 per pound of nickel price ($5.0 million at US$4 per pound nickel, $6.8 million at US$6 per pound nickel). Accounts receivable, ore in process and inventory will grow as the production cycle reaches full mining rates by mid-year.

         The Company has a $12.5 million exploration and development program planned for Sudbury in 2004. Refurbishment of the 1600 Level access to Levack is expected to be completed in 2004 at a cost of $1.2 million. An exploration ramp and bulk samples is targeted for completion at the Phase 3 PM Deposit at a cost of $2.4 million. Feasibility studies are planned to advance at a cost of $1.5 million.

         The Company may consider shaft rehabilitation at Levack and additional work at Norman in 2004. These items are not included in the cash estimate for 2004.

RESULTS OF OPERATIONS

         PRE-PRODUCTION ACTIVITIES

         During the year mine development was accelerated to achieve access to the nickel-rich Inter Main and East Main deposits.

         The Company commenced shipping ore to Inco in May 2003. Shipments did not occur in June, July or August as the mill was closed. During September and October, the SJV mined 12,750 tons of nickel ore and 2,750 tons of copper ore for a total of 15,500 tons.

         Pre-commercial production (pre-November 2003) amounted to 16,500 tons of nickel ore and 9,000 tons of copper ore for a total of 25,500 tons. Ore shipments to the Clarabelle Mill during September and October were 14,750 tons of nickel ore and 5,100 tons of copper ore. Revenue of $3.3 million from these pre-commercial production activities was reported on the balance sheet as a reduction in the Phase 1 mine asset.

         EXPLORATION

         Total exploration spending in 2003 was $17.0 million. Recoveries from minority interests amounted to approximately $4.3 million for a net spending of $12.7 million on the SJV exploration properties in 2003.

         Spending of $9.0 million on McCreedy West Phase 3 was focused on the PM Deposit, where a feasibility study was commenced in 2003. The Company completed 85 holes for 51,036 feet into the PM Deposit, mostly from the 950 and 1600 Levels. The program was designed to increase confidence in continuity of the mineralization and further understand the grade controls. An access ramp was driven to the PM Deposit and bulk samples will be taken in 2004.

         Spending of $4.1 million at Norman was focused on the 2000 Deposit, the North Deposit and on Lens A. Drilling of 120,750 feet was done in 70 holes. At the North Deposit drilling was focused on higher grade zones. Drilling at the 2000 Deposit focused on defining the limits of the mineralization and on infilling the known zone. Drilling on Lens A has shown encouraging results which will be followed up in 2004.

         At Levack, spending of $1.8 million in 2003 focused on additional exploration near the #3 and #7 orebodies. Significant work was done on an evaluation of the Inco mineral resource inventory at Levack. This work is the basis for a planned re-opening of the Levack Mine in 2004.

         Exploration work at Victoria amounted to $1.2 million in 2003. Work was focused largely on defining the limits of the Powerline Zone. Other targets were drill tested and surface mapping was advanced.

         The North Range Footwall project occurs along a 4 km. strike length across the McCreedy and Levack Properties. During 2003, nine holes were drilled for a total of 21,827 feet at a cost of $0.9 million. No holes intersected massive sulphides. Areas of low sulphidation, indicating fluid movement, offer encouragement for additional work in 2004.

OPERATING RESULTS

         MINING OPERATIONS - 2003

         Commercial production commenced November 1, 2003. Production for November and December was 24,883 tons of nickel ore and 1,144 tons of copper ore for a total production of 26,027 tons. Shipments to Inco in November and December were 23,848 tons of nickel ore and 2,675 tons of copper ore for total shipments of 26,523 tons over the two months. Closing inventory, on surface and underground at the mine, amounted to 5,217 tons.

         FINANCIAL

         The Company reported a loss of $10.1 million in 2003 ($0.24 per share) compared to a $7.0 million loss ($0.23 per share) in 2002.

         Administration costs of $2.4 million in 2003 were $1.2 million higher than in 2002. Increased costs relate to additional staff as operations became more active, and 2003 reflects a full year of operations. Costs increased related to flow-through financings for funds raised in 2002. A new listing on the American Stock Exchange resulted in higher Directors and Officers Liability insurance premiums.

         Exploration administration expenses were approximately $1.7 million in 2003. Any exploration cost which was not directly related to a project was expensed in 2003. Like administration cost increases, staff compliment grew throughout 2002 and these costs were carried for all of 2003.

         Stock options expenses of approximately $4.9 million increased by $1.7 million from 2002. The rapid increase in share prices and a high volatility factor combined to generate higher expenses in 2003 compared to 2002.

         Amortization of $0.1 million in 2003 was the same as in 2002. Capital asset additions in 2003 were small. All mineral properties unrelated to the SJV were written off ($2.3 million) in 2003. Write-offs in 2002 amounted to $3.0 million.

         Interest income of $1.1 million in 2003 ($0.5 million in 2002) increased due to the July financing which added $45.8 million cash, net of expenses, to the Company's treasury.

         Quarterly financial results for 2003 and 2002:
         (in thousands of Canadian dollars except per share amounts)



  2003                     Q1          Q2           Q3            Q4       Total
  ______________________________________________________________________________

  Revenue           $       -    $      -     $      -     $       -    $      -
  Loss                  1,560       1,487        3,010         4,020      10,077
  Loss per share    $    0.04    $   0.04     $   0.08     $    0.08    $   0.24

  2002                     Q1          Q2           Q3            Q4       Total
  ______________________________________________________________________________

  Revenue           $       -    $      -     $      -     $       -    $      -
  Loss                  1,296         291        2,071         3,331       6,989
  Loss per share    $    0.04    $   0.01     $   0.07     $    0.11    $   0.23



         The Company recorded a loss of $4.0 million in the fourth quarter of 2003, mostly as a result of $2.7 million in stock option expenses. Exploration expenses of $1.0 million in the fourth quarter of 2003 reflects charges not directly related to projects.

         FINANCING ACTIVITIES

         The Company raised $45.8 million, net of expenses, on issue of 7.5 million shares in July 2003. The Company raised $2.4 million on the exercise of two million warrants and $2.7 million on the exercise of 1.7 million share options.

METAL PRICE AND EXCHANGE RATE OUTLOOK

         FNX Mining is exploring, developing and mining nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price fluctuations will significantly affect the results of operations and economics of a mineral deposit. The monitoring of price movements and trends for our target metals are essential to understand and monitor the viability of the Company's assets.

         Most of the costs incurred by the Company are denominated in Canadian dollars. Revenue from metal sales is quoted and earned in US dollars. The US:Canadian exchange rate will also significantly affect the results of operations of the Company.

         The Company has not hedged metal prices or exchange rates. Official closing prices for the reported commodities at year end were:

                                                        2003         2002
         ___________________________________________________________________

         Nickel (lb.) (LME)                            US$7.55      US$3.24
         Copper (lb.) (LME)                            US$1.05      US$0.70
         Platinum (oz.) (London PM fix)                 US$814       US$598
         Palladium (oz.) (London PM fix)                US$193       US$233
         Gold (oz.) (London PM fix)                     US$417       US$343
         Cobalt (lb.) (Metall Bulletin)               US$22.25      US$6.65

         $Canadian: $US                                   0.77         0.63


[GRAPHIC OMITTED - Phase 1 Life of Mine Revenue by Metal (December 31, 2003 Prices)]


[GRAPHIC OMITTED - Phase 1 Life of Mine Cash Distribution Per Ton]


         Nickel prices doubled during the year, starting 2003 at US$3.24 per pound and rising steadily to finish the year at US$7.55 per pound. Nickel demand grew 7% in 2003. No immediate sources of increased supply and strong economic demand during the next two years should keep nickel prices very strong over the period. Nickel inventories are at a 20 year low of five weeks of supply.


[GRAPHIC OMITTED - Nickel Price]

         The rapidly expanding Chinese economy is hungry for nickel and demand from China for nickel is expected to increase by at least 20% in 2004. World nickel demand is expected to increase 7% in 2004, the same rate as in 2003. Stainless steel demand is expected to increase 7% due to world economic growth.

         The nickel industry has very little shutdown capacity so there are few sources of immediate supply available. There are new mines available to bring on line but these projects take time to build and start up. Inco forecasts production from Voisey's Bay and Goro will only start to reach the market in 2006. Total world nickel supply is forecast by Inco to increase by only 1% in 2004. Russian stockpiles, representing 5% of world supply in 2003, were sold and will not be available in 2004. Production lost during the 2003 Inco labour interruption will make up about 2% of the supply increase in 2004. World demand is expected to bring further pressure on the already low remaining nickel stockpiles during 2004.

         Copper prices started 2003 at US$0.70 per pound and rose to US$1.05 per pound at the end of the year. Prices in the first quarter of 2004 rose above US$1.30 per pound. Strong US housing starts provided increased expectations for future copper demand. Copper production restarts are seen as moderate in the short to medium term which, combined with demand increases, will support prices over the next year.

         Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices rose from US$598 per ounce to US$814 per ounce on tight supply. Prices continue to increase in the first quarter of 2004 and have exceeded US$900 per ounce. Palladium prices dropped from US$233 to US$193 per ounce during 2003. Oversupply and a thin market were the problem. Although prices have increased to over $230 per ounce in the first quarter of 2004, Johnson Matthey expects the palladium price to remain range bound in the near term on unchanged fundamentals. Gold prices increased from US$343 per ounce to US$417 per ounce in 2003 through producer de-hedging and fund buying. The future direction of gold is more tied to US dollar performance than any other metal discussed here.

         The US dollar was weakened against the Canadian dollar, starting the year at 0.63 exchange rate and ending the year at 0.77 for a Canadian dollar. The exchange rate in the first quarter backed off to 0.76 for a Canadian dollar. The US economy continues to struggle with its fiscal and current account deficits and will bear watching in 2004.

         The Company has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

         FORECASTED MINING OPERATIONS - 2004

         The Company expects to build on its 2003 successes in 2004. The McCreedy Mine is expected to increase production levels to over 1,000 tons per day by mid-2004. Work at Phase 2 Levack and at the Phase 3 PM Deposit in McCreedy West could see two additional areas opened to mining in 2004.

         The Company's commitment to continued exploration success in 2004 will be demonstrated by a $12.5 million program.

         McCreedy West Phase 1 production is expected to be 6.6 million pounds of nickel and 4.3 million pounds of copper in 2004. Further increases will occur in 2005 as a complete year of full production is completed.

RISKS AND UNCERTAINTIES

         MINING INDUSTRY

         The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

         Mining operations generally involve a high degree of risk. The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

         The Company's activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Company has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore while other properties in which the Company has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

         GOVERNMENT REGULATION

         The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

         Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

         Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

         Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

         PERMITS AND LICENCES

         The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

         ENVIRONMENTAL RISKS AND HAZARDS

         All phases of the Company operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

         Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that cannot be insured against.

         COMMODITY PRICES

         The profitability of the Company will be significantly affected by changes in the market price for nickel and by changes in the US:Canadian exchange rate. During 2004, a US$1 per pound change in the price of nickel will generate a CDN$7 million change on the Company's income statement. Each $0.05 change in exchange rates will generate a pre-tax change of $1.5 million on the Company's income statement.

         The Company has not entered into any hedge agreements in respect of metal or foreign exchange at this time. Such contracts would prevent losses in situations when the price changed adversely and would prevent gains in situations where the price changed favourably.

         The level of interest rates, the rate of inflation, world supply of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the orebodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

         UNINSURED RISKS

         The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

         CONFLICTS OF INTEREST

         Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

         LAND TITLE

         Although title to the Properties has been reviewed by or on behalf of the Company and title opinions were delivered to the Company, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

         JOINT VENTURE

         The Company may enter into one or more joint ventures in the future, in addition to the Sudbury Joint Venture. Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.



Forward-looking statements

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements.

Such risks, uncertainties and other important factors are described elsewhere in this discussion and in the Company's other regulatory filings. These forward-looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

A.   Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by FNX Mining Company Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.   Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2003, the Registrant made the transition from an exploration company to a producer. Accordingly, new internal controls over financial reporting systems were put in place to deal with revenue reporting, operating cost reporting, cash receipts from metal sales and reconciliation of cash receipts to revenue.

C.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2003.

D.   Audit Committee Financial Expert

While the Registrant's board of directors has determined that all of the members of its audit committee are independent, as that term is defined under the rules and regulations of the American Stock Exchange, no member of the audit committee is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. All of the members of the audit committee are "financially literate" as required by Canadian securities laws under Multilateral Instrument 52-110 Audit Committees.

E.   Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting David Constable, Vice President, Investor Relations and Corporation Affairs, at the address on the cover of this Form 40-F.

F.   Principal Accountant Fees and Services

The Registrant changed its auditor from Smith, Nixon & Co. LLP ("Smith, Nixon") to KPMG LLP ("KPMG") commencing for the fiscal year ended December 31, 2003.

     Audit Fees

The aggregate fees billed by Smith, Nixon and KPMG, the Registrant's principal accountants (the "Outside Auditors"), for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$23,000 (Smith, Nixon
- Cdn$23,000) and Cdn$50,000 (Smith, Nixon - Cdn$25,000, KPMG - Cdn$25,000),
respectively.

     Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$16,000 (Smith, Nixon - Cdn$16,000) and Cdn$29,347 (Smith, Nixon - Cdn$29,347), respectively. Professional services provided included reviews of the Registrant's public disclosure documents, including review of its prospectus in connection with its public offering of common shares and the reconciliation of its financial statements to U.S. generally accepted accounting principals in conjunction with the Registrant's listing on the American Stock Exchange, both of which occurred in the fiscal year ended December 31, 2003.

     Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$2,500 (Smith, Nixon - Cdn$2,500) and Cdn$3,000 (Smith, Nixon - Cdn$3,000), respectively. Tax services provided included preparation of tax returns.

     All Other Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs, were nil and nil, respectively.

     Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.   Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.   Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2003.

(Canadian dollars in thousands)
--------------------------------------------------------------------------------
                             Payments due by period
--------------------------------------------------------------------------------
                                               Less
                                               than    1 to    4 to
                                                 1        3       5
                                     Total     year    years  years   Thereafter
--------------------------------------------------------------------------------
Long-term debt (excluding capital
  lease obligations)                  $  0     $  0   $   0     $  0     $  0
Capital lease obligations                0        0       0        0        0
Operating Lease Obligations              0        0       0        0        0
Purchase Obligations                     0        0       0        0        0
Other Long-Term Liabilities              0        0       0        0        0
--------------------------------------------------------------------------------
Total contractual obligations         $  0     $  0   $   0     $  0     $  0
================================================================================

The accounts of the Registrant's Sudbury Joint Venture, which is 75% owned by the Registrant and 25% owned by Dynatec Corporation, are consolidated into the financial statements of the Registrant. A 25% minority interest is used in the financial statements to account for Dynatec Corporation's 25% interest in the Sudbury Joint Venture.

I.   Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2003 filed with the Securities and Exchange Commission as Document 3 herein.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                    FNX MINING COMPANY INC.



Dated: May 14, 2004                 By:    /s/  A. Terrance MacGibbon
                                          ----------------------------
                                    By:    A.  Terrance MacGibbon
                                    Title: President and Chief Executive Officer

                                 EXHIBIT INDEX



    Number            Document
    ------            --------

       1.             Consent of KPMG LLP
      31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
      32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002