Form 40-F
period 2004-12-31
FNX MINING CO INC
filed 2005-04-01
CIK 1191679

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 40-F

                [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004    Commission File Number 001-31704

                            -----------------------

                            FNX MINING COMPANY INC.
             (Exact name of Registrant as specified in its charter)

            ONTARIO                             1000, 1098                NOT APPLICABLE
(Province or other Jurisdiction         (Primary Standard Industrial      (I.R.S. Employer
of Incorporation or Organization)       Classification Code Number)       Identification No..)

                              55 UNIVERSITY AVENUE
                           SUITE 700, TORONTO, ONTARIO
                                     M5J 2H7
                                 (416) 628-5929
   (Address and telephone number of Registrants' principal executive offices)

                              CT CORPORATION SYSTEM
                                111 EIGHTH AVENUE
                               NEW YORK, NY 10011
                                 (212) 894-8940
               (Name, address (including zip code) and telephone
    number (including area code) of agent for service in the United States)
    ------------------------------------------------------------------------

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

                   THE REGISTRANT HAD 50,266,169 COMMON SHARES
                       OUTSTANDING AS AT DECEMBER 31, 2004

      Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                             Yes [ ] 82-[ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [ ]

                    DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:  Annual Information Form for the year ended December 31, 2004, dated March 31, 2005.

Document No. 2:  Audited Financial Statements for the financial year ended December 31, 2004, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:  Management's Discussion and Analysis of Financial Condition
                 and Results of Operations for the year ended December 31, 2004.

                                                                  DOCUMENT NO. 1

                             FNX MINING COMPANY INC.

                             ANNUAL INFORMATION FORM
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                 MARCH 31, 2005

                                TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................          1
CORPORATE STRUCTURE.............................................................          2
GENERAL DEVELOPMENT OF THE BUSINESS.............................................          2

         Three Year History.....................................................          2
         Trends   ..............................................................          5

NARRATIVE DESCRIPTION OF THE BUSINESS...........................................          6

         Principal Properties...................................................          6
         Other Assets...........................................................          6
         Environmental Protection...............................................          7
         Environmental Policies.................................................          7
         Employees..............................................................          7
         Competitive Conditions.................................................          7
         Corporate Governance...................................................          8
         Audit Fees.............................................................          8

RISK FACTORS....................................................................          9

         Risks and Uncertainties................................................          9

SELECTED FINANCIAL INFORMATION..................................................         14

         Annual Financial Information...........................................         14
         Quarterly Financial Information........................................         15

DIVIDEND POLICY.................................................................         15
MANAGEMENT'S DISCUSSION AND ANALYSIS............................................         15
MARKET FOR SECURITIES...........................................................         15
DIRECTORS AND OFFICERS..........................................................         16
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS......................         18
TRANSFER AGENT AND REGISTRAR....................................................         19
DESCRIPTION OF SHARE CAPITAL....................................................         20
MATERIAL CONTRACTS..............................................................         20
INTERESTS OF EXPERTS............................................................         20
ADDITIONAL INFORMATION..........................................................         20
SCHEDULE "A"....................................................................         22
SCHEDULE "B"....................................................................         23

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

                               CORPORATE STRUCTURE

FNX Mining Company Inc. (the "CORPORATION") was incorporated under the Business Corporations Act (Ontario) on June 26, 1984 as Fort Knox Gold Resources Inc. The name of the Corporation was changed to FNX Mining Company Inc. by articles of amendment effective June 20, 2002. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Corporation is also a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Quebec.

The registered office of the Corporation is located at 200 King Street West, Suite 2300, Toronto, Ontario, M5H 3W5 and the principal office of the Corporation is located at 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

The Corporation is in the mineral exploration, development and mining business. The Corporation applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Corporation is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production. The Corporation does not have any material subsidiaries.

                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

The Corporation is a growing nickel-copper-platinum-palladium-gold producer, developer and explorer based in Canada's Sudbury Basin mining camp. The Corporation has grown from a few million dollars in market capitalization in 2001 to approximately $400 million in the first quarter of 2005. Together with Dynatec Corporation ("DYNATEC"), its joint venture partner, the Corporation brought one mine into production within 20 months after it began exploration and has initiated three feasibility studies on three more mines and deposits to support plans to triple production by 2006. See "Special Note Regarding Forward-Looking Statements". The Corporation has been one of Canada's most aggressive explorers over the past three years, spending in excess of $50 million on 14 deposits and making four new discoveries. The Corporation's operating model limits risk while providing strong rewards. With strong cash flows from operations, cash of $56.8 million and no debt, the Corporation has the financial strength to support its ambitious expansion plans.

On November 29, 2001 the Corporation entered into a definitive agreement (the "Option to Purchase Agreement") with Inco Limited ("Inco") to acquire a 100% interest in the mineral rights to five Inco mineral properties located in the Sudbury Basin, Ontario (collectively, the "Properties"), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties. The Option to Purchase Agreement became effective January 10, 2002 (the "Effective Date"). The Corporation entered into an agreement (the "Dynatec Joint Venture Agreement") with Dynatec which also became effective on the Effective Date, pursuant to which Dynatec acquired 25% of the Corporation's interest, rights and obligation in the Option to Purchase Agreement and Dynatec and the Corporation, on the Effective Date, formed a joint venture known as the "Sudbury Joint Venture" (the "SJV").

All requirements to exercise the Option to Purchase Agreement were met and the option to acquire the mineral rights for the Properties (the "OPTION") was exercised by the SJV on December 1, 2003 resulting in the acquisition by the SJV of a 100% interest in the mineral rights to the Properties. As a result, the SJV holds a 100% interest in the mineral rights to the Properties and the right to access and use such part of the surface rights and on-site facilities as are specified from time to time to permit exploration, development facilities and mining to be completed in, on or under the Properties. To December 31, 2004, approximately $83 million had been spent on the Properties by the SJV on exploration, development and capital expenditures, of which approximately $59 million had been spent by the Corporation. In addition, approximately $24 million had been spent by the SJV and charged against the Corporation's consolidated earnings, of which approximately $18 million consisted of the Corporation's share of such expenditures.
The Option to Purchase Agreement includes the following additional terms:

      - If the Corporation discovers a New Deposit (as defined in the Option to Purchase Agreement) on any of the Properties and elects to complete a bankable feasibility study on such New Deposit recommending production, and should such New Deposit contain mineral resources having a value (based on then current metal prices) of at least 600 million pounds of nickel equivalent at the time of such bankable feasibility study, Inco has a right to re-acquire a 51% interest in such a New Deposit but not the Properties (the "BACK-IN RIGHT") by bringing the New Deposit into commercial production without financial recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the New Deposit. If Inco re-acquires a 51% interest in a New Deposit, Inco and the SJV will form a joint venture, with Inco as the operator, to hold and operate the New Deposit.

      - Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The SJV is responsible for all environmental liabilities incurred on the Properties that result from the actions of the SJV after the Effective Date. Processing environmental obligations cease upon delivery of ore to Inco.

      - Inco has a right of first offer to purchase any interest in the Properties that the SJV proposes to sell to an arm's-length third party (the "RIGHT OF FIRST OFFER"). Inco's Right of First Offer does not apply to any transfer of interest in the Properties between the Corporation and Dynatec.

On the Effective Date, the Corporation and Inco agreed to a form of off-take agreement (the "Off-take Agreement") which forms the basis of separate Off-take Agreements entered into between the SJV and Inco as the SJV commences mining any deposits found on the Properties. As of March 31, 2005, the SJV had entered into an Off-take Agreement with Inco for Phase 1 of the McCreedy West Property. Under each Off-take Agreement: (a) Inco is granted the right (the "PURCHASE RIGHT") to purchase all ores produced by the SJV on the Properties; (b) Inco is required to pay the SJV for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges; (c) with regard to precious metals produced by the SJV on the Properties, the SJV has the right to receive gold, platinum and palladium as product in kind in lieu of a cash payment by Inco; and (d) Inco has the right to refuse to purchase any ores that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such ores, in which case, the SJV is entitled to have such ores removed from the Properties and processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious and platinum group metals.

As a result of the foregoing, the Corporation owns 75% of the SJV and manages the exploration, while Dynatec manages the mining and development operations and Inco performs the processing and marketing of the Properties.
Surface facilities were installed and the mine portal was opened at the McCreedy West property in July, 2002. Phase 1 Production at the McCreedy West mine was initiated in the second quarter of 2003, with commercial production declared November 1, 2003. Production during 2004 ramped-up from a few hundred tons per day at the beginning of the year and achieved its production target of 1,000 tons per day in April, 2004, approximately three months ahead of schedule. Approximately $22 million of mining capital was invested by the SJV for Phase 1 Mining at the McCreedy West mine. Based on pre-production proceeds of $4 million and the 2004 cash operating margin of $24 million, this mining capital was paid back within the first 12 months of commercial production. In 2005, the Corporation will sustain production from the Phase 1 McCreedy West Mine and could also produce development and production ore from the McCreedy West PM deposit and development ore from the Levack property, should positive feasibility studies result from current work on these properties.

A $15.5 million advanced exploration program was initiated in 2002 consisting of extensive surface and underground drilling at the McCreedy West, Victoria and Podolsky properties. In 2003 another $22.0 million was expended on exploration, primarily in detailed underground drilling on the PM deposit and surface drilling at the Podolsky 2000 and North deposits. In addition, Measured and Indicated mineral resources totalling 5.0 million tons were delineated at the Levack mine, plus another million tons in the Inferred category. See "General Development of the Business - Technical Report". Exploration expenditures totalling approximately $12.5 million were completed in 2004 with a focus on mineral reserve and resource definition and mine planning support. The 2005 exploration budget is $11.4 million. Slightly more that half of the 2005 budget is committed to exploration for new footwall deposits in the North Range and on the Podolsky property. See "General Development of the Business - Three Year History - Technical Report".

Also in 2004, a bulk sample program was initiated at the McCreedy West PM deposit and the Corporation commenced the construction of a $30 million exploration shaft at the Podolsky deposit. In addition, service and surface rights agreements were entered into by the Corporation in connection with the Levack property in 2004. Surface reconditioning on the Levack No. 2 shaft commenced at an estimated cost of $10 million to be incurred in 2004 and 2005.

The Corporation listed its common shares (the "COMMON SHARES") on the American Stock Exchange (the "AMEX") in July, 2003 and was added to the S&P/TSX Composite Index in December, 2003. The Corporation reported its first year of profitable operations in 2004 as a result of mining at the McCreedy West property. Revenue and related costs from commercial production are recognized two months following the delivery of ore to Inco's processing facilities. Technical Report

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC. ("PATTERSON") prepared a report (the "PROPERTY REPORT") for the Corporation dated February 28, 2005 and updated March 29, 2005, relating to the Properties, entitled "Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc." Set forth as Appendix A to this annual information form is a summary of the Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Property Report. The full text of the Property Report is available at www.sedar.com.

The Corporation has budgeted the expenditures noted in the table below towards further exploration and development of the Properties during 2005.

                NATURE OF EXPENDITURES                       APPROXIMATE COST OF EXPENDITURES
                ---------------------                        ---------------------------------
Complete feasibility study on McCreedy West PM Deposit                   $1  million
Refurbish Levack No.2 shaft                                              $8  million
Podolsky advanced exploration program                                    $17 million
Exploration expenditures, to be divided approximately                    $11 million
equally between the search for new deposits, replacing
reserves and resources and to assist with mine planning
McCreedy West Phase 1 sustaining capital                                 $2  million

The Corporation intends to spend its funds as noted in the above budget summary. There may be circumstances, where, for sound business reasons, a reallocation of funds may be necessary.

TRENDS

The Corporation is in the mineral exploration, development and mining business. The Corporation applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Corporation is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production. The Corporation's operations are impacted by the price of certain metals.

Nickel prices were volatile in 2004, starting the year at approximately US$7.55 per pound and fluctuating daily between that price and a low of approximately US$4.75 per pound.

Based upon published reports, historical annual nickel consumption has grown by approximately 4% since the 1990's and in that respect 2004 was a typical demand growth year. Published reports further suggest that China's infrastructure needs continue to increase the demand for nickel, and that world nickel demand is expected to continue to exceed the supply of metal in 2005.

The nickel industry has very little shutdown capacity and as a result there are few sources of immediate supply available. Published reports state that nickel supplies were estimated to increase by only approximately 0.3% in 2004 and although there are new mines available to bring on line, these projects take time to build and start up. Inco forecasts production from its Voisey's Bay project will only start to reach the market in 2006 and production from its Goro project will follow at a later date. Total world nickel supply is forecast by many analysts to increase only modestly in 2005.

Various analysts forecast nickel prices in 2005 to average in the range of US$6.30 per pound based on demand growth and limited additional supply sources.

Copper prices started 2004 at approximately US$1.05 per pound and rose to approximately US$1.49 per pound by the end of the year. Various analysts have theorized that like nickel, strong demand and limited supply growth have combined to create price strength. Various analysts have further stated that with copper production constrained by smelter capacity, combined with demand increases, conditions will support prices in the US$1.20 per pound range for 2005.

Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices rose from approximately US$814 per ounce at the end of 2003 to approximately US$859 per ounce at the end of 2004. Published reports indicate that the market could move into a surplus position in 2005 as supplies could increase more quickly than demand, which could decrease prices slightly. Palladium prices dropped from approximately US$193 per ounce at the end of 2003 to approximately US$184 per ounce at the end of 2004. Similar to 2003, published reports indicate that a surplus of supply was the basis for such decline. Published reports indicate that the palladium price is expected to remain range bound in the near term on unchanged fundamentals. Gold prices increased from approximately US$417 per ounce at the end of 2003 to approximately US$436 per ounce at the end of 2004.

The US dollar weakened against the Canadian dollar during 2004, with the Canadian dollar starting at approximately US$0.77 and ending the 2004 year at approximately US$0.83. Many analysts are not expecting significant changes in the US/Canadian exchange rate in 2005 due to Bank of Canada comments that a strong dollar relative to the US dollar would hamper economic growth in Canada. The Corporation has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database has certain advantages, future exploration success still contains a significant degree of risk. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements".

                      NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PROPERTIES

The Corporation's current business is conducted primarily in Ontario, Canada. As at the date hereof, the Properties constitute the only material properties of the Corporation. See "General Development of the Business - Three Year History".

OTHER ASSETS

During 2003, the Corporation liquidated its mineral properties other than the Properties. Such other mineral properties were not considered material to the Corporation. Other assets of the Corporation (that are not cash or marketable securities) consist of the royalty interest and other investments described below.

Gunsite Property, Alaska

During 2003, the Corporation disposed of its 100% interest in the 7,560 acre Gunsite property located approximately 90 miles north of Anchorage, Alaska and retained a 1.5% net smelter royalty.

Guinea, West Africa

The Corporation holds an option to acquire an interest in a property located in Guinea, West Africa. This interest is not considered to be material to the Corporation as of March 31, 2005. See "Risk Factors - Risks and Uncertainties - Foreign Countries".

Other Investments

The Corporation is the registered holder of 230 common shares and 230,000 special warrants of International Nickel Ventures Inc. ("INVI"), representing approximately 11.04% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005. In addition, the Corporation is the registered holder of a promissory note of INVI in the amount of $230,000, which promissory note is non-interest bearing and is payable as may be determined by the board of directors of INVI in their sole discretion. INVI is a private company incorporated under the laws of Ontario that holds an option to acquire interests in nickel laterite properties located in the Goia state of Brazil. See "Interest of Management and Others in Material Transactions" and "Risk Factors - Risks and Uncertainties - Foreign Countries".

ENVIRONMENTAL PROTECTION

The Corporation has purchased term deposits in the amount of $1.2 million related to its share of environmental and closure costs in connection with the McCreedy West and Podolsky properties. These term deposits are expected by the Corporation to fund its share of all such environmental and closure costs. Approximately $0.3 million of the $1.2 million worth of reclamation deposits relates to the Corporation's share of Phase 1 operations on such properties. The remaining $0.9 million relates to the Corporation's share of the Podolsky property reclamation costs. Amortization of the Phase 1 closure cost amounts to approximately $0.30 per ton of reserves compared to total cash and non-cash production costs of approximately $133 per ton in 2004. The effect of the Podolsky closure costs on the financial position of the Corporation cannot be determined until the proposed exploration program on the Podolsky property is completed, and reserve tons are known. This information is expected to be available in 2006 at the earliest.

ENVIRONMENTAL POLICIES

The Corporation has established a Safety, Health and Environmental Committee, which has in turn adopted a Safety, Health and Environmental Policy concerning the Corporation's treatment of environmental matters. A copy of the Safety, Health and Environmental Policy is available for review on the Corporation's website at www.fnxmining.com. For further information concerning the Safety, Health and Environmental Committee, see "Narrative Description of the Business - Corporate Governance".

EMPLOYEES

The Corporation had 46 full-time employees as at December 31, 2004. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation may hire additional people as required.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, much of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. As well, the Corporation competes with other companies for the recruitment and retention of qualified employees. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital. The ability of the Corporation to acquire properties depends on its ability to continue to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and precious metals mined or discovered by the Corporation. Base metal and precious metal prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See "Risk Factors" and "General Development of the Business - Trends".

CORPORATE GOVERNANCE

The Corporation has established four committees of the board of directors as follows: the Audit Committee; the Corporate Governance and Nominating Committee; the Safety, Health and Environment Committee; and the Compensation Committee.

The members of the Audit Committee are currently Messrs. Donald Ross, Wayne Beach and J. Duncan Gibson, each of whom are independent and financially literate within the meaning of applicable securities legislation. Each of Messrs. Ross, Gibson and Beach is familiar with accounting principles, financial statements and financial reporting requirements as a result of (i) Mr. Ross' role as Chairman of the board of directors of Jones, Gable & Company Limited, his experience which includes over 50 years in the investment industry and service on various committees of the Toronto Stock Exchange (including the Stock List Committee), as well as his education which consists of an undergraduate degree from the University of Toronto; (ii) Mr. Gibson's experience as a senior bank executive which consists of a 27 year career with the Toronto-Dominion Bank, including nine years in Corporate Banking, USA Division, and as Vice-Chairman with responsibility for the Commercial Banking Division, as well as his education which includes a Bachelor of Commerce degree and a Masters of Business Administration degree; and (iii) Mr. Beach's experience as a tax lawyer, as a founder and operator of a registered securities dealer and his education which consists of an undergraduate degree, a law degree and a post-graduate degree. Mr. Beach is not seeking re-election as a director of the Corporation at the annual and special shareholders' meeting of the Corporation scheduled to be held on May 19, 2005. In place of Mr. Beach, Mr. Ronald P. Gagel is proposed to assume the position of Mr. Beach on the Audit Committee. Mr. Gagel was appointed as a director of the Corporation on March 16, 2005. Mr. Gagel is considered to be a financial expert as a result of his designation as a Chartered Accountant, his prior experience as the Vice-President and Chief Financial Officer of Aur Resources Inc. (1999 to 2004), his previous experience as an auditor with various chartered accountancy firms, and his in-depth knowledge and understanding of financial statements, generally accepted accounting principles, internal accounting controls, and audit committee functions.

The Audit Committee has adopted a written charter setting out its mandate and responsibilities, a copy of which is set forth at Schedule "B" to this management information circular. For further information on each of the Audit Committee, the Corporate Governance and Nominating Committee, the Safety, Health and Environment Committee, and the Compensation Committee of the Corporation, please see the Corporation's management information circular in respect of its upcoming annual and special meeting of shareholders. See "Additional Information". In addition, all charters, policies and mandates of the Board and its committees are available on the Corporation's website at www.fnxmining.com.

AUDIT FEES

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the fiscal years ended December 31, 2004 and 2003 for audit and non-audit related services:

TYPE OF WORK              YEAR ENDED DEC. 31, 2004     YEAR ENDED DEC. 31, 2003(1)
-----------               ------------------------     ---------------------------
Audit fees(2)                      $ 97,000                     $101,000(3)
Audit-related fees(4)              $ 49,000                     $ 23,000(5)
Tax advisory fees(6)               $ 25,000                     $  9,000(7)
All other fees                     $    Nil                     $    Nil
TOTAL                              $171,000                     $ 82,000

Notes

(1) KPMG LLP ("KPMG") was first appointed as auditor of the Corporation on November 6, 2003, prior to which Smith Nixon & Co. LLP, Chartered Accountants ("SMITH NIXON"), acted as auditor of the Corporation from December 20, 2001 until November 6, 2003.

(2) Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the Corporation's statutory and regulatory filings.

(3) Comprised of $76,000 billed to the Corporation by KPMG and $25,000 billed to the Corporation by Smith Nixon.

(4) Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(5)   Billed to the Corporation by Smith Nixon.

(6) Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

(7) Comprised of $6,000 billed to the Corporation by KPMG and $3,000 billed to the Corporation by Smith Nixon.

                                  RISK FACTORS

An investment in Common Shares entails certain risk factors, which should be considered carefully, including those set out below.

RISKS AND UNCERTAINTIES

Mining Industry

The exploration for, development and mining of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation's operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Corporation does not operate processing facilities or tailings disposal areas, the Corporation does utilize third party facilities and adequate precautions to minimize risk will be taken. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The Corporation's activities are directed towards the search, evaluation, development and mining of mineral deposits. Some of the mineral properties in which the Corporation has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore, while other properties in which the Corporation has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Ore Processing

The SJV does not own the facilities used to process the ore mined. Although access to the Inco facilities is regulated by contract, there is no guarantee that future access will be available to the Corporation. Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from reserve estimates for, among other reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

- increases in operating mining costs and processing costs could adversely affect reserves;

- the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

- declines in the market price of the metals may render the mining of some or all of the reserve uneconomic.

Any of these factors may require the Corporation to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Corporation's profitability. Should the market price of the metals fall, the Corporation could be required to materially write down its investment in mining properties or delay or discontinue production or development of new projects.

Government Regulation

The exploration and development activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration and development activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and development, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

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

Foreign Countries

The Corporation holds direct or indirect interests in properties located in countries other than Canada, currently in Guinea, West Africa and Brazil. Mineral exploration and mining activities in these countries as well as elsewhere may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Corporation and may adversely affect its business. Operations may be affected in various degrees by laws and regulations with respect to, among other things, restrictions on production, price controls, export controls, exchange controls, income taxes, expropriation of property, social and environmental matters and mine safety.

Permits and Licences

The exploitation and development of mineral properties may require the Corporation to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Corporation will be able to obtain all necessary permits and licences that may be required to carry out planned exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability. Production of mineral properties may involve the use of dangerous and hazardous substances. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of the Corporation will be significantly affected by changes in the market price for nickel and by changes in the US:Canadian exchange rate. During 2005, a US$1 per pound change in the price of nickel is expected to generate a CDN$10 million (pre-tax) change in the Corporation's profit as report on its income statement and each $0.05 change in exchange rates is expected to generate a pre-tax change of $2 million in the Corporation's profit as reported on its income statement.

The Corporation has not entered into any hedging agreements in respect of metal or foreign exchange at this time. Such contracts would prevent losses in situations when the price changed adversely and would prevent gains in situations where the price changed favourably.

The level of interest rates, the rate of inflation, world supply and demand of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Corporation will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which the Corporation cannot insure or against which it elects not to insure.

Conflicts of Interest

Certain of the directors of the Corporation also serve as directors and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. See "Interests of Management and Others in Material Transactions".

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

Joint Venture

The Corporation may enter into one or more joint ventures in the future, in addition to the SJV. See "General Development of the Business - Three Year History." Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Corporate Governance

Management and the Board of Directors (the "BOARD") of the Corporation recognize the value of good corporate governance and the need to adopt best practices. The Corporation's corporate governance practices over the last three years have advanced rapidly as a result of the Corporation's growth from a junior mining Corporation to a member of the S&P/TSX Composite Index and changing rules and guidelines and best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board presently has eight directors and seven of them are independent (unrelated). The Board has adopted a Board Mandate outlining its responsibilities and defining its duties. The Board has four committees (the Audit, Compensation, Safety Health and Environment, and Corporate Governance and Nominating Committees). All Board committees, except the Safety, Health and Environment Committee, have only independent directors. Each Board committee has an approved a committee charter, which outlines the committees' mandate, procedures for calling a meeting, and provides access to outside resources. Each Board committee has an independent chairman.

The FNX Board has approved a Code of Ethics, which governs the ethical behaviour of all employees, management and directors. Separate trading blackout and disclosure policies are also in place. A whistle blowing procedure was adopted and all relevant policies, charters, mandates, codes and procedures are posted in the corporate governance section of the Corporation's website at www.fnxmining.com. For more details on the Corporation's corporate governance practices, please refer to its website.

The Corporation's directors have expertise in exploration, mining, accounting, banking, legal, financing and the securities industry. See "Narrative Description of the Business - Corporate Governance". The Board meets at least four times a year and Committees generally meet before full board meetings and as required. At every full board meeting, the independent directors meet without management and the one executive director being present. In December 2004, an independent director was elected as Lead Director and chairs the meeting of independent directors held at the end of every regular Board meeting. While the Corporation is subject to both the provisions of the Sarbanes-Oxley Act in the United States as a foreign issuer and Canadian regulatory provisions, the Board and management incorporate strong corporate governance practices in the belief that such practices provide protection for its investors and add value to the Corporation.

                         SELECTED FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION

The following table sets forth, in summary form, certain financial information of the Corporation, as reported in the audited financial statements of the Corporation for the year ended December 31, 2004, with comparative information for the years ended December 31, 2003 and 2002.

                                                                YEARS ENDED (1)
                                                     ------------------------------------
                                                     DECEMBER 31,   DECEMBER  DECEMBER 31,
                                                         2004       31, 2003      2002
                                                     ------------   --------  ------------
STATEMENT OF OPERATIONS DATA:

Revenue                                                $ 55,928     $     --   $      --

Operating Costs                                          37,735           --          --

Administration Expenses                                   3,584        2,384       1,224

Exploration Expenses                                      1,970        1,741          19

Gain on Sale of Securities                                  100           --          --

Non-controlling interest                                  4,136         (210)         --

Operating gain (loss) (before mineral exploration
properties written off)                                   8,923       (7,789)     (4,027)

Mineral exploration properties write-off                     --        2,288       2,962

Basic and diluted earnings (loss) per share                0.13        (0.24)      (0.23)

Future taxes                                              2,434           --          --

Net earnings (loss)                                       6,489      (10,077)     (6,989)

                                                          AS AT DECEMBER 31,(1)
                                                     ------------------------------
                                                       2004       2003       2002
                                                     --------   --------   --------
BALANCE SHEET DATA:

Cash                                                 $ 56,774   $ 52,536   $ 30,933

Current Assets                                         69,740     59,390     31,951

Property, Plant and Equipment(2)                       69,781     47,702     13,132

Current Liabilities                                       908      2,715        992

Non-controlling Interest                               19,335     14,599         --

Shareholders' Equity                                  117,434     89,778     44,091

----------
Note:

Amounts are in thousands of Canadian dollars, except per share amounts.

Property, Plant and Equipment in 2002 has been reported on a proportionate consolidation basis.

QUARTERLY FINANCIAL INFORMATION

The following tables set forth, in summary form, certain unaudited financial information of the Corporation for each of the eight most recently completed quarters ending at December 31, 2004.

                                          THREE MONTHS ENDED (1)
                             ------------------------------------------------
                             DEC. 31/04  SEPT. 30/04  JUNE 30/04  MARCH 31/04
                             ----------  -----------  ----------  -----------
Revenue from Operations       $16,653      $16,140      $13,624     $ 9,511
Net Earnings (Loss)             3,359        1,641          178       1,311
Earnings (Loss) per Share        0.07         0.03            -        0.03

                                         THREE MONTHS ENDED (1)
                             ------------------------------------------------
                             DEC. 31/03  SEPT. 30/03  JUNE 30/03  MARCH 31/03
                             ----------  -----------  ----------  -----------
Revenue from Operations       $      -      $     -    $      -     $      -
Net Earnings (Loss)             (4,020)      (3,010)     (1,487)      (1,560)
Earnings (Loss) per Share        (0.08)       (0.08)      (0.04)       (0.04)

-------------
Note:

Amounts are in thousands of Canadian dollars, except per share amounts.

                                 DIVIDEND POLICY

The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain cash from operations, if any, for use in its business. Any determination to pay any future dividends will remain at the discretion of the Board and will be made based on the Corporation's financial condition and other factors deemed relevant by the Board. The Corporation has not paid any dividends since its incorporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation is in the mineral exploration, development and mining business. The Corporation applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Corporation is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production. The Properties are the Corporation's most significant asset. See "General Development of the Business - Three Year History" and "Narrative Description of the Business - Principal Properties". The Corporation intends to seek joint venture partners to manage or fund exploration on its properties that are not part of the SJV.

Management's Discussion and Analysis is contained in the Corporation's Annual Report for the year ended December 31, 2004 available at www.sedar.com and the Corporation's website, www.fnxmining.com, and is hereby incorporated by reference. See "Additional Information".

                              MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on the AMEX under the symbol "FNX".

The table below sets forth the high and low trading prices and volumes for the Common Shares traded through the TSX on a monthly basis for the period commencing on January 1, 2004, and ending on December 31, 2004.

                                                                    VOLUME (IN
                                      HIGH            LOW            `000's)
                                      ----            ---           ----------
January 2004.......................  $ 9.40          $ 8.23            2,446

February 2004......................  $ 8.40          $ 7.35            5,637

March 2004.........................  $ 8.00          $ 6.65            5,391

April 2004.........................  $ 7.48          $ 6.25            3,975

May 2004...........................  $ 6.73          $ 5.60            2,442

June 2004..........................  $ 6.65          $ 5.60            2,554

July 2004..........................  $ 6.21          $ 5.36            4,207

August 2004........................  $ 5.73          $ 4.75            4,458

September 2004 ....................  $ 6.45          $ 5.30            4,488

October 2004 ......................  $ 7.10          $ 5.20            6,894

November 2004 .....................  $ 5.90          $ 4.88           11,075

December 2004 .....................  $ 5.24          $ 4.62            4,799

                             DIRECTORS AND OFFICERS

As of March 28, 2005, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over an aggregate of 2,631,097 Common Shares, representing approximately 5.2% of the total issued and outstanding Common Shares as at such date. The following table sets forth the name, municipality of residence, office held with the Corporation, date on which each first become a director (if applicable) and principal occupation during the last five years of each of the directors and officers of the Corporation.


                                                      PERIOD OF
   NAME AND MUNICIPALITY OF         POSITION WITH     SERVICE AS   PRESENT OCCUPATION IF DIFFERENT
           RESIDENCE                 CORPORATION      A DIRECTOR         FROM OFFICE HELD (1)
-------------------------------   -----------------   ----------   --------------------------------
A. Terrance MacGibbon (4)         President, Chief    Since 1997   N/A
Oakville, Ontario, Canada         Executive Officer
                                  and Director

Terrence Podolsky (3) (10)        Director            Since 1984   Consulting Geologist
Oakville, Ontario, Canada

Donald M. Ross (2) (8)            Director            Since 1984   Chairman of the Board of Jones,
Toronto, Ontario, Canada                                           Gable & Company Limited (securities
                                                                   dealer)

Robert D. Cudney (4) (9)          Director            Since 1993   President and Chief Executive
Toronto, Ontario, Canada                                           Officer of Northfield Capital
                                                                   Corporation (corporate finance firm)

Wayne G. Beach (2) (5) (6) (10)   Director            Since 1996   Barrister and Solicitor, Beach,
Toronto, Ontario, Canada                                           Hepburn LLP

James Ashcroft (3) (4)            Director            Since 2001   Consulting Mining Engineer
Sudbury, Ontario, Canada

John Lydall (3)                   Director            Since 2003   Retired Mining Engineer and
Oakville, Ontario, Canada                                          Investment Broker

J. Duncan Gibson (2) (5)          Director            Since 2003   Retired Bank Executive
Toronto, Ontario, Canada

Ronald P. Gagel(1)                Director            Since 2005   Chartered Accountant and Mining
Mississauga, Ontario, Canada                                       Company Executive Consultant

James Patterson (7)               Vice-President,     N/A          N/A
Oakville, Ontario, Canada         Exploration

John Ross                         Chief Financial     N/A          N/A
Scarborough, Ontario, Canada      Officer

David Constable                   Vice-President,     N/A          N/A
Burlington, Ontario, Canada       Investor
                                  Relations and
                                  Corporate Affairs

----------
Notes:

All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except as follows:

      prior to January 1, 2001, Mr. Beach was self-employed;

      Mr.Lydall retired as Managing Director of the Mining Investment Banking
            Group at National Bank Financial during October 2003. Prior to his appointment as Managing Director of the Mining Investment Banking Group at National Bank Financial, he held various positions at National Bank Financial and its predecessor company, First Marathon ranging from mining analyst to senior investment banker;

      during November 2001, Mr. Gibson retired as Vice Chairman of the
            Commercial Banking Group of a Canadian chartered bank, a position which he held from 1999;

      Mr. Patterson was a consultant to the Corporation from October 2001 to April 2002 and from 1999 to 2001 was Vice-President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd.;

      From August 1997 to May 2002 Mr. Constable was Vice-President Investor Relations at Normandy Mining Limited, which is no longer carrying on business;

      Mr.J. Ross was employed by Iamgold Corp. from 1996 to 2003 initially as the Corporate Controller and from 2001 to 2003 as Chief Financial Officer; and

      (g) Mr. Gagel is a Chartered Accountant and mining company executive consultant. He was Vice-President and Chief Financial Officer of Aur Resources Inc., a mining company, from 1999 to 2004. Prior to his appointment as Vice-President and Chief Financial Officer, he held various other positions at Aur Resources Inc. including Treasurer and Vice-President, Finance.

Member of the Audit Committee

Member of the Corporate Governance and Nominating Committee

Member of the Safety, Health and Environment Committee

Member of the Compensation Committee. As a result of the resignation of Mr.
      Frank McKenna as a director of the Corporation effective March 1, 2005 to become the Canadian ambassador to the United States, a vacancy currently exists on the Compensation Committee which will be filled by another director of the Corporation.

Mr.Beach was a director and officer of Newstar Resources Inc., which, in July
      1999, became subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary).

Mr.Patterson was a director of Mispec Resources Inc. which, in January 2000 became subject to a cease trade order for failing to file financial statements.

Mr.D. Ross, a director of the Corporation, paid a fine of $7,500 in 2001 for charges of failing to file insider and early warning reports in the province of Alberta, paid a fine of $10,000 in 1991 for charges of failing to properly disclose certain information regarding short sales of securities and paid a fine of $14,000 in 1982 for charges of operating an option account without proper documentation on file.

Mr.Cudney, a director of the Corporation, was a director of Aspen Group
      Resources Corporation which in May 2003 became subject to a management cease trade order for failing to file financial statements. The cease trade order was lifted in July 2003.

Not standing for re-election at next annual meeting of shareholders of the Corporation.

Each of the foregoing directors has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation is the registered holder of 230 common shares and 230,000 special warrants of INVI, representing approximately 11.04% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005. In addition, the Corporation is the registered holder of a promissory note of INVI in the amount of $230,000, which promissory note is non-interest bearing and is payable as may be determined by the Board of Directors of INVI in their sole discretion. See "Narrative Description of the Business - Other Assets - Other Investments". Mr. A. Terrance MacGibbon, the President and Chief Executive Officer and a director of the Corporation, is also a director of INVI. In addition, certain directors and officers of the Corporation (or their associates) hold an interest INVI as follows: (i) Ms Cynthia MacGibbon, the spouse of Mr. Terrance MacGibbon, is the registered holder of 100 common shares and 100,000 special warrants of INVI, representing approximately 4.8% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005, as well as a promissory note of INVI in the amount of $100,000; (ii) Mr. James Patterson, the Vice-President, Exploration of the Corporation, is the registered holder of 57.5 common shares and 57,500 special warrants of INVI, representing approximately 2.76% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $57,500; (iii) Mr. James Ashcroft, a director of the Corporation, is the registered holder of 50 common shares and 50,000 special warrants of INVI, representing approximately 2.4% of all issued and outstanding common shares of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $50,000; and (iv) Northfield Capital Corporation ("Northfield") is the registered holder of 65 common shares and 65,000 special warrants of INVI, representing approximately 3.12% of all issued and outstanding common shares and special warrants of INVI as of March 31, 2005 as well as a promissory note of INVI in the amount of $65,000. Mr. Robert Cudney, a director of the Corporation, is also the President, Chief Executive Officer and a director of Northfield and owns approximately 27% of the outstanding shares of Northfield (representing approximately 56% of the votes attaching to all issued and outstanding shares thereof). In addition to the foregoing, Mr. MacGibbon holds options to acquire 100 common shares and 100,000 special warrants of INVI which, if fully exercised and taken together with the holdings of his spouse, would result in Mr. MacGibbon and his associates holding an aggregate of 200 common shares and 200,000 special warrants of INVI, representing approximately 9.16% of all issued and outstanding common shares and special warrants of INVI on a fully diluted basis as of March 31, 2005, as well as a promissory note of INVI in the amount of $100,000.

All of the promissory notes of INVI held by the aforementioned directors and officers of the Corporation (or their associates) are non-interest bearing and are payable as may be determined by the board of directors of INVI in their sole discretion.

The purchase of the securities and promissory notes of INVI by the Corporation was approved by all of the independent directors of the Corporation. Further, in accordance with the Code of Ethics adopted by the Board, Mr. MacGibbon's role as a director of INVI and his investment therein was approved by the Corporate Governance and Nominating Committee. The interests of Messrs. Patterson, Ashcroft and Cudney (or their respective associates) in INVI are considered to be immaterial and, in particular, are not considered to be significant so as to affect the business judgement of any such individual on behalf of the Corporation. However, notwithstanding the foregoing, each of Messrs. MacGibbon, Ashcroft and Cudney have each declared their interests in INVI and will abstain from discussing or voting upon any matter concerning INVI which is presented to the Board for discussion or approval.

See also "Risk Factors - Risks and Uncertainties - Conflicts of Interest".

                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company in Toronto, Ontario.

                          DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares of which 50,308,669 Common Shares are issued and outstanding as fully paid and non-assessable as at March 28, 2005. Each Common Share entitles the holder thereof to receive notice of and vote at each meeting of the holders of Common Shares on the basis of one vote per Common Share. The holders of Common Shares are entitled to receive dividends to the extent declared by the directors of the Corporation, and to participate in the distribution of any assets upon the dissolution or winding-up of the Corporation, subject in each case to the rights attaching to any securities which have priority over the Common Shares.

                               MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the Dynatec Joint Venture Agreement is the only contract that is material to the Corporation that was entered into either (i) within the most recently completed financial year of the Corporation; or (ii) after January 1, 2002 and before the most recently completed financial year of the Corporation and which is still in effect as of March 22, 2005. See "General Development of the Business - Three Year History".

                              INTERESTS OF EXPERTS

Patterson has prepared the Property Report which was filed during the most recently completed financial year of the Corporation. Both (i) as of February 28, 2005, the original date of the Property Report; and (ii) at all times from February 28, 2005 to March 31, 2005, Patterson has held Common Shares representing less than 1% of all of the issued and outstanding Common Shares.

Roscoe Postle Associates Inc. ("RPA"), an independent geological and mining consulting company, has completed several independent audits of the Corporation's in-house resource/reserve estimates from March 5, 2003 to March 31, 2005. To the knowledge of the Corporation, both (i) as of March 5, 2003; and
(ii) at all times from March 5, 2003 to March 31, 2005, RPA has not held any Common Shares.

                             ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com.

Upon request to the Corporation, the Corporation will provide to any person or company

      (a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

            (i) one copy of the annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

            (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

            (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

            (iv) one copy of any other documents that are incorporate by reference into the preliminary short form prospectus to the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

      (b)   at any other time, one copy of any documents referred to in clauses
            (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's financial statements and management's discussion and analysis contained in the Corporation's Annual Report for its most recently completed financial year. A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this annual information form please contact:

         FNX Mining Company Inc.
         7th Floor, 55 University Avenue
         Toronto, Ontario  M5J 2H7

         Tel:     (416) 628-5929
         Fax:     (416) 360-0550

         Email: info@fnxmining.com

                                  SCHEDULE "A"

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC, ("PATTERSON") has prepared a report (referred to as the "PROPERTY REPORT") for FNX Mining Company ( the "CORPORATION" or "FNX") and dated 29 March, 2005, and is a qualified person as such term is defined in NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR EXPLORATION AND DEVELOPMENT AND MINING PROPERTIES (NI 43-101"). This Appendix A to the annual information form of the Corporation dated 31 March, 2005 contains a Summary of the Property Report.

1.    INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the former name of FNX, signed an option to purchase agreement (the "AGREEMENT") with Inco Limited ("INCO") by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties ( "THE PROPERTIES") for which, Inco had no current mining or development plans (the "OPTION").

The property package included former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Podolsky Property) and Kirkwood mines (Figure
1). The Option required continuing exploration and, if warranted, development of the subject Properties under a 52 month program within which the Corporation must spend $30.0 million to earn its interest. Upon signing the Agreement with Inco, the Corporation formed a joint venture ( the "SJV") with Dynatec Corporation ("DYNATEC"). The SJV is owned as to 75% by the Corporation and as to 25% by Dynatec.

The SJV, having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

The following Table demonstrates the mining history on the Properties acquired.

TABLE 1: SUDBURY PROJECT PROPERTIES - PRODUCTION HISTORY

                                              %                   oz/t            g/t
                                         -----------           -----------   -------------
PROPERTY           YEARS       TONS        CU     NI     PT     PD     AU     TPM     TPM
--------         ---------  ----------   -----   ----   ----   ----   ----   ------   ----
VICTORIA         1900-23       890,000    2.99   2.12     na     na     na    na
                 1973-78       650,000    1.26   0.83     na     na     na    0.07
                            ----------    ----   ----   ----   ----   ----   ------   ----
                     Total   1,540,000    2.26   1.57     na     na     na   +0.061   +2.0
                            ----------    ----   ----   ----   ----   ----   ------   ----
MCCREEDY WEST    1974-98    15,800,000    1.70   1.44   0.02   0.02   0.01     0.05    1.5

LEVACK           1915-29            na
                 1937-97    60,000,000    1.31   2.00   0.02   0.02   0.01     0.05    1.5

PODOLSKY(2)      1988-91            na
                 1994-97     5,710,000    0.33   0.95     na     na     na     0.01    0.3

KIRKWOOD         1914-16        71,600    1.53   2.81     na     na     na       na
                 1969-76     2,488,000    0.99   0.87     na     na     na       na

OPEN PIT         1970-72       134,800    0.96   0.53     na     na     na       na
                            ----------    ----   ----   ----   ----   ----   ------   ----
                     Total   2,694,400    1.00   0.90     na     na     na      na
                            ----------    ----   ----   ----   ----   ----   ------   ----

Notes: (1) Total PMs estimated in line with production data from 1973-1978 (JMP)

       (2) Podolsky was formerly known as Norman and production data are from the Whistle Mine.

           na: Not assayed or assays unavailable for these elements

                                                                        FIGURE 1

                                     [MAP]

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

2.2   PHYSIOGRAPHY AND CLIMATE

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 m above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin (the "BASIN") which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (the "SIC"). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat, agricultural land.

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

      1)    Sudbury Breccia- brecciated rocks surrounding the structure,

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

3.1.2 Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the Basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping formation is interpreted as representing fallback of impact debris into the crater and many clasts in the Onaping Formation display shock (impact) metamorphic effects.

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

3.2.1 Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. The embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater and have acted as traps for Sublayer material. This accounts for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated. All the Properties within the SJV contain contact type Cu-Ni deposits.

3.2.2 Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m. Offset-type mineralization occurs on the Podolsky and Victoria properties.

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

Footwall deposits occur on the North Range on the McCreedy West and Levack properties.

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

Since the original Patterson Report (dated November, 2001) FNX has pursued intensive exploration of the subject properties with the result that an increasing amount of the information has now been generated by FNX. The Inco generated information, referred to by the SJV as "historic data", is still used by the SJV. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding this information.

FNX and its consultants have independently verified the drill assay data received from Inco. The Corporation has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

As noted above the SJV has generated a significant amount of new data on the Properties resulting in an increasing dependence on these new data as the project advances. During the period March 1, 2004 to February 28, 2005, the SJV completed 103 surface diamond drillholes (140,911 ft) on three of the five Properties. In addition a further 149,637 ft were completed in 463 holes from underground locations in the reconditioned McCreedy West and Levack mine workings.

In sections of the Patterson Report dealing with the presentation of data on the five Properties the Imperial System is used. Activity on the project Properties dates back to the early part of the 20th Century and a large Imperial System database relating to surveying, exploration, development and production had been generated prior to the introduction of the Metric System to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to and the integration of this large existing database with the SJV generated data, it was decided to continue with the Imperial System when presenting the data. Borehole coordinates and intersection lengths are recorded in feet. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton (oz/t). Precious metal assays for the current FNX program are reported by the laboratory in grams/metric tonne (g/t) and these are maintained as such in the database. Conversion is made to Imperial Units (ounces/ton) for consistency during resource estimation.

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

Roscoe Postle Associates Inc. (RPA), an independent geological and mining consulting company, has completed several independent audits of the FNX in-house resource/reserve estimates as part of reports on the the McCreedy West and Levack resource/reserve inventory. These audits, to National Instrument 43-101 standards, and dated March 5, 2003, August 22, 2003 and October 3, 2003, included a review of sample preparation and laboratory practices and procedures. The RPA reports have been filed with SEDAR and the October, 2003 report details the verification procedures used by FNX in the locating and surveying of drillholes (both surface set-up and monitoring the path of the hole), core logging and core sampling, samples preparation, security of samples from the drill site through to delivery to the laboratory, assaying and quality assurance/quality control procedures at the custom laboratories, check and quality assurance/quality control procedures applied by the SJV, data transfer and overall data verification. They conclude as follows:

      "RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation."

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

5.    FNX MINING - SUDBURY PROJECT

5.1   INFRASTRUCTURE & STAFFING

The current FNX staff level on the Sudbury Project consists of 38, comprising 20 geoscientists, 11 technicians and 7 support staff. This staff is now dispersed between three locations. The main office is located at Kelly Lake Road in Sudbury, where senior exploration staff are based and from which local administration together with the Podolsky, Victoria and Kirkwood projects are managed. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite. Geological services to the Podolsky Project are provided by personnel from the Kelly Lake Road office.

The two core logging and sampling facilities continue with the Kelly Lake Rd., in Sudbury, now dedicated to Podolsky and Victoria core, while that at Levack handles the core from the McCreedy West and Levack mines and the North Range exploration project. Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

Our Joint Venture partner, Dynatec Corporation Inc, have established complete support and mining infrastructure ( offices, drys, warehouse, machine shops and other required facilities) at the McCreedy West mine site and employ some 152 persons. At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe is underway and new offices and drys have been built. Preliminary rehabilitation of the #2 shaft is scheduled to begin in March, 2005. At 28 February, 2005, 12 persons were employed on the Levack project. The Podolsky (formerly Norman) project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and shaft sinking proper is scheduled to begin in April, 2005. The portal for the decline to the Podolsky North Deposit was also completed. A fully serviced operation has been established at Podolsky to support the completion of the

Podolsky Deposit shaft so as to permit continuing exploration of the Deposit from underground and to take a bulk sample as part of the Feasibility Study. At February 28, 2005 there were 45 SJV personnel and 5 contractors on site.

Diamond drilling is carried out under contract by Major Drilling (surface) and Boart Longyear (underground) and approximately 50 personnel are directly employed.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of ten persons.

5.2   EXPLORATION STATISTICS

From inception of the drilling programs in late March, 2002 to February 28, 2005 a total of 695,834 ft of surface diamond drilling has been completed in 555 drill holes. As access has been gained to the underground workings, more of the drilling at the McCreedy West and Levack mines has been carried out from underground locations and to date 689 underground holes have been completed for 269,774 ft. Surface drilling operations are carried out by Major Drilling, with four rigs on the North Range Footwall Project, and one at Podolsky. Underground drilling has been contracted to Boart Longyear with three rigs drilling various deposits in the McCreedy West mine. When access is gained to the Levack underground facilities additional rigs will be added to explore and delineate the Levack deposits. In the period 1 March, 2004 to 28 February, 2005, FNX completed 103 surface diamond drillholes (140,911 ft) on three of the five Properties. An additional 149,637 ft were completed in 463 holes from underground locations in the McCreedy West and Levack mines.

TABLE 2: DRILLING PROGRAM FROM INCEPTION TO FEBRUARY 28, 2005

                            SURFACE          UNDERGROUND             TOTALS
                       ----------------   -----------------     ----------------
                       # HOLES     FT     # HOLES      FT       # HOLES     FT
                       -------  -------   -------   -------     -------  -------
McCREEDY WEST               71  115,316       668   241,388         739  356,704
LEVACK                      60  125,160        21    17,386          81  142,546
PODOLSKY                   217  269,595                             217  269,595
VICTORIA                   167  101,079                             167  101,079
NORTH RANGE F/W             40   84,684                              40   84,684
                       -------  -------   -------   -------     -------  -------
TOTALS                     555  695,834       689   258,774        1244  954,608
                       -------  -------   -------   -------     -------  -------

Samples sent for assay in the period March 1, 2004, to February 28, 2005 amounted to 20,650 with the total since inception being 67,600 assays.

6.    SAFETY, HEALTH AND ENVIRONMENT (SH&E)

The directors, management, employees and contractors of FNX place a high priority on ensuring that the best practices of safety, health, environment and community relations are followed in the Corporation's activities. Together with Dynatec, FNX constantly reviews performance in these areas and attempts to provide a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which it operates. During the report period the Joint Venture and its contractors worked without a lost-time injury and at February 28, 2005 the Sudbury Joint Venture had worked for 1041 at the McCreedy West / Levack sites and 290 days at the Podolsky site without a lost time accident.. The Joint Venture partners and all contractors remain vigilant in order to provide the required training and instill best practices to continue this record into the future.

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

7.    RESOURCES & RESERVES

The Technical Report (dated March 23, 2004 and filed on SEDAR May 14, 2004) reported that additional drilling during the year had resulted in the conversion of resources to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004. These additional resources were also reviewed by RPA.

Additional drilling during the reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit (Figure 2). More detailed drilling of the footwall deposits together with the information gained from the PM exploration ramp allied with our increased understanding of the footwall environment have supported the contention that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit.

In addition, the March 2004 report estimated a total of 4.6 million tons grading 2.1% Ni and 1.0% Cu in the measured and indicated resource categories and further 981,000 tons grading 2.0% Ni and 0.9% Cu in the inferred resource category at the Levack Mine.

Roscoe Postle Associates Inc. (RPA) reviewed the Corporation's internally generated resource and reserve estimates for the McCreedy West Mine and Levack Mine and both reports (dated August 22, 2003 and October 3, 2003) authored by Richard Routledge, M.Sc (Appl.), P.Geol., were filed with SEDAR on August 29, 2003 and October 9, 2003, respectively.

The majority of the SJV's mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced by FNX personnel describing the model parameters used, including the number of drill holes, assay and composite statistics, estimate methodology and interpolation parameters, volume-tonnage validation and nearest neighbour interpolation validation of the model. The McCreedy West nickel contact-type deposits and the Upper PM (formerly the 950 Footwall Vein deposit) were estimated using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying an earlier Inco estimate using the cross sectional polygon method. At the Levack Mine resources for the 1300, 1900 and No. 7 deposits were completed using the IDX. The remaining mineral resources at Levack were prepared using the Inco Levack Mine Mineral Resource Inventory
(MRI). The deposits within the MRI were modeled on cross sections spaced at 70 ft intervals and resource estimates were completed using the cross sectional polygonal method. These resource models are then passed over to Dynatec mining engineering personnel for conversion to reserves. Reference should be made to the Levack Mineral Resource report by RPA (October 3, 2003) for more detailed methodology.

The following Tables present the current status of resources/reserves at the Corporation's Properties:

7.1   McCREEDY WEST MINE

TABLE 3: SUMMARY OF MINERAL RESERVES (AT DECEMBER 31, 2004)

                                           TONS     NI     CU     PT     PD     AU     TPM
                                         --------  ----   ----   ----   ----   ----    ----
CATEGORY                                 MILLIONS       %                 OZ/TON
---------                                --------  -----------   --------------------------
PROBABLE       CONTACT DEPOSITS              1.25  1.77   0.21
               FOOTWALL DEPOSITS-700         0.11  0.76   6.55   0.05   0.07   0.04    0.16
                                         --------
TOTAL                                        1.36
                                         --------

      RESERVE ASSUMPTIONS AND NOTES:

- Reserve estimates were calculated from the revised estimate of indicated resources for the Upper Main, Inter Main and East Main contacts deposits, and the 700 Footwall Deposit as outlined in the preceding table.

- All reserve estimates, cut-off grades, and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.78/lb., Ni=$3.95/lb., Pt=$650/oz., Pd=$185/oz., Au=$350/oz., and a Canadian dollar of U.S. $0.70.

- Reserves are the mineable economic portion of the resources. Contact deposit reserve estimates include mining dilution at grades assumed to be zero, as noted in the text above, and include mining recovery of about 83%. Mining cut-off grades for reserves are determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.

- The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.

-     TPM = Pt+Pd+Au

-     oz/t = ounces per short ton

TABLE 4: SUMMARY OF MINERAL RESOURCES (AT DECEMBER 31, 2004)

                                        TONS       NI     CU    PT     PD     AU    TPM
                                      --------    ----   ----  ----   ----   ----   ----
CATEGORY          DEPOSIT TYPE        MILLIONS         %               OZ/TON
---------      -------------------    --------    -----------  -------------------------
INDICATED      CONTACT                    1.11    2.24   0.28     -      -      -      -
               FOOTWALL -  700            0.15    0.78   7.00  0.06   0.09   0.05   0.20
               FOOTWALL - UPPER PM        0.52    0.27   1.44  0.07   0.07   0.02   0.16
               FOOTWALL -  PM             2.25    0.26   1.11  0.07   0.08   0.03   0.18
                                      --------
 TOTAL                                    4.03
                                      --------
INFERRED       CONTACT                    0.37    1.65   0.33
               FOOTWALL  - 700            0.01    0.84   5.77  0.08   0.11   0.07   0.26
               FOOTWALL  - PM             1.06    0.28   1.11  0.08   0.11   0.02   0.21
                                      --------
 TOTAL                                    1.44
                                      --------

      RESOURCE ASSUMPTIONS AND NOTES:

- The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

- Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.

- The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip. The Indicated resources are those blocks above C$83/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.

-     The PM Deposit resource estimate is based on a 0.064 oz/ton TPM cut-off.

- The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. and a Canadian dollar of US$0.67.

- The 700 Deposit resource estimate includes internal and external mining dilution; estimates for the contact deposits and the PM and Upper PM (950) deposits include internal dilution.

-     TPM = Pt+Pd+Au

-     oz/t = ounces per short ton

7.2   LEVACK MINE

TABLE 5 : : SUMMARY OF MINERAL RESOURCES (AT DECEMBER 31, 2004)

                                     TONS      NI     CU      PT     PD     AU     TPM(
                                   --------   ----   ----     --     --     --     ----
CATEGORY       DEPOSIT TYPE        MILLIONS        %                   OZ/TON
---------      --------------      --------   -----------     -------------------------
MEASURED       CONTACT                 2.41   2.11   1.07      -      -      -        -
INDICATED      CONTACT                 2.46   2.01   0.95      -      -      -        -
                                   --------   ----   ----     --     --     --     ----
TOTAL          CONTACT                 4.87   2.06   1.01      -      -      -        -
                                   --------   ----   ----     --     --     --     ----
INFERRED              CONTACT          0.65   1.99   0.95      -      -      -        -

All reserve/resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.90 per pound (/lb.), Ni=$3.50/lb.,Pt=$525 per ounce (/oz.), Pd=$350/oz., Au=$350/oz. and a Canadian dollar of U.S.$0.67.

A number of resource estimations are in progress for several other deposits within the Joint Venture properties.

8.0   FNX MINING SUDBURY JOINT VENTURE PROJECT - PROPERTIES

All of the Properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are 100% owned by the SJV (Table 1). Ownership is primarily by patent but two are mining leases renewable in 2007. The information pertaining to activity on the various Properties presented in the Property Report is current as of 28 February, 2005. As this is a dynamic program new information is being generated daily and is disseminated by the Corporation through periodic news releases, conference calls and public presentations.

8.1   MCCREEDY WEST MINE PROPERTY

8.1.1 Location, History, Infrastructure & Environment

The McCreedy West Mine project area, (Figure 1), comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the site is served by an active rail spur.

The Mond Nickel Corporation ("Mond") purchased the McCreedy West Mine (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to mine closing in 1998 totaled 15,758,000 TONS averaging 1.70% CU, 1.44% NI,
1.3 G/T TPM.

During the last two years of this historic production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 0.15 oz/tton TPM. This operation was used as a test site for narrow vein mining techniques.

      The infrastructure at the McCreedy West Mine includes a - 20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. The ramp was reconditioned in 2002 by the SJV to the 1600 Level. In addition, the 1600 Level track haulage drift to Levack Mine was reconditioned to the Levack No 2 Shaft Station and the Levack No. 3 Winze Shaft station. A ramp to access the Inter Main Deposit was completed between the 950 and 1400 Levels of the mine, and an exploration ramp and bulk sample drifts into the PM Deposit has progressed 2,000 ft. Mining development and stope mining is continuing at various levels of the mine into the 700 Deposit, Upper Main, East Main and Inter Main deposits. Water, electricity and air systems in the mine are operating efficiently. Surface facilities to support the underground activities includes a 120 man dry and office complex, surface shops, fuel storage, ore/waste handling pads, compressor house, electrical sub-station, crushing plant, crusher building and sample tower. Mine water is being drained to the Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. The SJV has posted an environmental bond with Inco to cover any incremental environmental liabilities over and above those identified in the Inco Closure Plan for the McCreedy West/Levack Properties.

      The environmental management program at the McCreedy West Mine involves local air and surface water quality monitoring as a supplement to programs at neighbouring mines. Additionally, a Certified Waste Rock Monitoring Program is in place to monitor the temporary pile of non-reactive rock. A third-party consultant, on a semi-annual basis, audits this pile and its management until the rock is backhauled underground.

The annual Public Information Session regarding the McCreedy West Mine operations is planned for second quarter 2005 in the community of Levack. This session will also include an update on activities at the Levack Mine site.

8.1.2 Property Geology & Mineralization

The McCreedy West Mine occurs at the western limit of an extensively mineralized
8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy). At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits..

The CONTACT DEPOSITS on the property (Inter Main, Upper Main, East Main and Boundary, (Figure 2), occupy embayment structures that penetrate into the footwall of the SIC. These deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The FOOTWALL TYPE Cu-Ni-PGM deposits are represented by the 700 Deposit and the PM Deposits. Mining is taking place in the 700 and an exploration ramp is being sunk on the PM Deposit to permit bulk sampling, geological mapping and diamond drilling leading to a feasibility study..

                                                                        FIGURE 2

                                      [MAP]

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

In February 2003, the SJV estimated an indicated resource of 48,000 tons in the Upper Main contact lens which graded 0.46% CU, 1.87% NI. An inferred resource of 128,000 tons in the hanging-wall lens graded 0.31% CU, 1.44% NI. In July 2003, 36,100 tons of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% CU, 1.61% NI. These figures have been independently verified and audited by consultants Roscoe Postle Associates (August, 2003). Mining was initiated at the Upper Main Deposit in May 2003 and to 31 December, 2004, approximately 45,100 tons of ore grading 0.31% Cu and 1.25% Ni were mined. This lower than estimated grade reflects the mining of incremental ore due to increased nickel prices.

At December 31, 2004 a probable reserve remaining in the Upper Main was estimated as 10,300 tons grading 1.52% Ni , 0.42% Cu. It is anticipated that mining in the Upper Main reserve will be completed in 2005.

The INTER MAIN DEPOSIT (Figures 2 & 3) consists of nickel-rich, contact-type and hanging-wall mineralization. The reserve model of the Inter Main suggests that mineralization occurs over a strike dimension of at least 1100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage. The dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

In July, 2003 an independently verified and audited reserve of 1,070,000 TONS GRADING 0.21 % CU AND 1.88 % NI was announced for the Inter Main Deposit with an additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni along the western margins of the Inter Main.

      From March 1, 2004 to February 28, 2005, 256 holes were completed at the Inter Main for a total of 75,413 ft. The information from these holes, together with mapping in the underground workings have shown that the distribution of mineralization within the Inter Main is less uniform than initially proposed. The Deposit is comprised of a series of pods and lenses (Figure 3) and more detailed infill drilling has been required to more accurately delineate the deposit. Since inception of mining in 2003 to end December 2004, a total of 246,700 TONS, GRADING 1.68% NI AND 0.24% CU, were mined at the Inter Main Deposit. At December 31, 2004, reserves amounted to 1,160,000 TONS, GRADING 1.73% NI AND 0.20% CU.

                                                                        FIGURE 3

                                     [MAP]

      In the RPA Report, August 2003, an inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was defined for the western extension of the Inter Main Deposit . The 2004 drill program to delineate the extension of the Inter Main met with considerable success in that a small and readily accessible area of high Ni grade in close proximity to mining infrastructure was outlined. These resources were promoted to indicated resource category.

      No further drilling is planned for this area.

      The EASTERN EXTENSION lies east of the Inter Main Reserve area and the objective is to complete sufficient exploration drilling to extend the reserve/resource area to the east.

      The NORTHERN EXTENSION of the Inter Main was drilled during 2004 and resources established. These resources are included in the Inter Main resources estimated at 31 December, 2004.

      The EAST MAIN DEPOSIT (Figures 3 & 4) consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization.
      The central portion of the deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 ft below surface. The mineralized zone is typically between 8 and 25 ft thick and predominantly occurs near the base of the granite breccia horizon adjacent to the gneissic footwall rocks. In the southern, down dip extension of the East Main, the mineralization splays into two narrow zones, each between eight and 15 ft wide, and separated by 12 - 30 ft of weakly mineralized granite breccia and sublayer.

      In February 2003, the SJV estimated an indicated resource for the East Main of 167,000 TONS AT 0.35% CU, 2.54% Ni. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 TONS GRADING 0.35% CU, 2.27% NI. This estimate was verified by RPA (August, 2003). Since inception of mining in 2003 to end December 2004, approximately 43,150 tons, grading 1.86% Ni and 0.37% Cu, were mined from the East Main deposit. At December 31, 2004, the reserves amounted to 75,000 tons, grading 2.36% Ni and 0.33% Cu. Drilling in the deposit in the latter stages of 2004 and early 2005 has confirmed the resource and will lead to a new resource/reserve estimate.

                                                                        FIGURE 4

                                     [MAP]

8.1.4 Footwall-type Deposits

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by two deposits known as 700 and the PM Deposits (Figure 2). The PM Deposit now includes the deposit formerly referred to as the 950 as our expanding information base suggests that these deposits are all part of a continuum from sharp walled sulphide veins downward to thinner veins and with sulphides and PGMs occurring within the Sudbury Breccia mtrix..

Mineralization within the 700 DEPOSIT is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. In February 2003, the SJV estimated an indicated and measured resource in the 700 Deposit of 139,000 TONS at a grade of 6.1% CU, 0.81% NI, 0.18 OZ/TON (5.6 G/T) TPM. In July, 2003, a subset of this resource was upgraded to a probable reserve of 119,000 tons grading 6.83% CU, 0.75% NI, 0.17 OZ/TON (5.3 G/T) TPM. This estimate was verified by independent consultants RPA (August, 2003).

      From inception of mining to end December 2004, 22,200 TONS, GRADING 0.62% NI, 5.98% CU, 0.10 OZ/TON TPM, were mined from the 700 Deposit. At December 31, 2004, reserves amounted to 114,000 TONS, GRADING 0.76% NI, 6.55% CU., 0.16 OZ/TON TPM.

The UPPER PM (Figures 2 & 5) is located to the east and down plunge from the 700 Deposit. This deposit comprises two distinct styles of mineralization: massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and a broader zone of irregular stringers and disseminated chalcopyrite blebs. In February, 2003, an indicated resource of 520,000 TONS, grading 1.44% CU, 0.27% NI AND 0.16 OZ/T TP M, was estimated for the 950 Deposit. This estimation, by FNX, was verified by independent consultants RPA. No mining has taken place from this deposit.

The PM DEPOSIT (Figures 2 & 5) is located below the 1450 Level at the McCreedy West Mine within a broad package of footwall Sudbury Breccia. Mineralization typically consists of chalcopyrite +/- millerite +/- pendlandite + PGM (Pt+Pd Bismuth Tellurides) + gold within a mineralized envelope which generally dips 38(degree) to the southeast. The mineralization style varies throughout the deposit but in general terms it consists of (i) Discontinuous narrow veins and stringers of chalcopyrite +/- millerite; (ii) Disseminated chalcopyrite within the matrix of Sudbury Breccia; (iii) Blebs of chalcopyrite which have replaced the mafic components of some clasts.; and (iv) Extreme low sulphide zones (0.1 to 0.2% S) with high precious metals that are associated with narrow sulphide veinlets and disseminated chalcopyrite and millerite. This style of mineralization makes this deposit potentially amenable to bulk mining.

      In mid 2003, following previously reported drilling campaigns by Inco and FNX, an exploration ramp was initiated from the 1550 Level to access the PM Deposit. With the overall objective of finalizing the feasibility of the Deposit, the ramp provides access for diamond drilling, geological interpretation of the mineralization and the ability to extract bulk samples for metallurgical testing. By the end of December 2004, approximately 2200 ft of this ramp had been completed with a further 550 ft required to reach the targeted end point. In addition, some 530 ft of cross cuts and remuck bays have been completed. The first planned bulk samples, comprising 4,063 tons, assayed 1.4% Cu, 0.4% Ni, 0.20 oz/ton TPM. (News Release September 23, 2004).

The detailed drilling allied with the mapping and bulk sampling has led to an initial resource estimate for the PM Deposit (Table 6).

TABLE 6: McCREEDY WEST MINE: PM DEPOSIT - RESOURCES - (DECEMBER 31, 2004)

                                    GRADE
                           -----------------------
                TONS                        TPM
              (MILLION)     CU%     NI%    OZ/TON
              ---------    ----     ----   -------
INDICATED        2.25      1.11     0.26    0.18
INFERRED         1.06      1.11     0.28    0.21

As noted above a resource had previously been estimated for Upper PM (previously referred to as the 950 Deposit) and amounts to 520,000 tons grading 1.44% Cu, 0.27% Ni, 0.16 oz/ton TPM in the Indicated category. This is not included in the resources presented above in Table 6.

                                                                        FIGURE 5

                                     [MAP]

8.1.5 Mining

      The underground mine operations at the McCreedy West Mine are accessed via a -20% decline extending from surface to the 1600 Level. Emergency egress from the mine is via a raise ladderway system extending to the 1600 Level.

      Mining methods at McCreedy West are dictated mainly by ore geometry and the need to minimize dilution. In the Footwall 700 Deposit, shrinkage mining is utilized in the steeper veins while conventional up-dip panel mining is used in the flatter veins. The contact deposits, Upper Main, East Main and Inter Main Deposits, utilize mechanized cut and fill stoping, and where possible, long-hole stoping methods. An internal ramp system is utilized to access the Inter Main Deposit from the 950 and the 1450 Levels to support stoping of the ore zone. Backfilling consists of unconsolidated waste produced from the mine development.

      Broken ore from the stopes is loaded into underground trucks and is transported to surface. Development waste is dumped directly into previously mined out areas or hauled to surface for temporary storage, prior to returning underground as backfill.

      The ore hauled is placed in temporary storage bays designated by orebody on a containment pad. The ore is reduced to 1" size through a two-stage crushing circuit and then passed through a sampling tower. All crushed and sampled ore is stacked into lots of approximately 1,000 tons. This material is loaded and trucked to Inco's Clarabelle Mill for processing. Milling and refining of the ore are subject to the terms of an Off-Take Agreement with Inco.

      8.1.6 Production & Environment

      Ore production from the McCreedy West Mine commenced in November 2003 from the 700 and Upper Main Deposits, and in January 2004, the SJV partners declared commercial production at the McCreedy West Mine. In the fiscal year January - December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco's Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main at 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

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

      As part of the environmental program to ensure the mining activities do not impact the site, the process containment and stockpile pad collects and diverts any surface water runoff from the stockpile pad to treatment. This engineered pad includes adequate storm water storage capacity, an impermeable liner and proper drainage, all of which conform to environmental standards. Effluent water runoff is collected and diverted through the mine workings and is eventually pumped to surface by Inco from the Coleman/McCreedy East Mine and treated at the Strathcona water treatment plant. Depending on backfill requirements, waste produced from the mine development may be hauled and temporarily stored on surface on the containment pad.

      The site environmental management plan for the McCreedy West Mine provides for "walk-away" closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground to fill the remaining mine workings. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site, and none are planned.

      The installation of a new crusher building was completed in 2004, and the Ministry of Northern Development and Mines ("MNDM") approved an amendment to the Levack-Onaping Closure Plan to cover this additional infrastructure.

Public information sessions are held with the local communities and issues raised are documented, and addressed, resulting in periodic review and analysis of the mine closure plans

8.1.7 Recommended Work Program and Budget

The primary objective of the 2005 program is to increase the resource and reserve base at the McCreedy West Mine by testing for extensions of known deposits and by drilling as yet sparsely drilled target areas.

Targets to sustain the reserve/resource base include areas in the immediate vicinity of the Inter Main Deposit are as follows:

      - Target areas to the north, east and south of the Inter Main will be tested with 10,000 ft of drilling in 30 holes from underground platforms.

      - Drilling on the South West Extension: (10,000 ft in 12 holes ), is designed to provide additional confidence in the area that was outlined as an inferred resource (News Release 23 September, 2004) and parts of which have been upgraded by subsequent drilling to an indicated resource. This extension of the Inter Main towards the southwest may represent the north part of the Boundary Deposit.

      - Up to six surface drillholes (15,000 ft) will test the potential of the Boundary Deposit where historic drilling (at 300 ft. intervals) demonstrated the potential of this target (0.2% Cu,1.6% Ni over 25.0 ft and 0.3% Cu, 1.6% Ni over 59.2 ft). Some of the holes may be extended to better test the potential for footwall mineralization

      - Drilling in the Inter Main West area in late 2004 defined and upgraded this resource located in close proximity to infrastructure to Indicated status. Additional drilling (2,000 ft. in 10 holes) has been allocated to test for expansion of the deposit

      - In 2005, drilling in the East Main will focus on providing better delineation of the down dip and up dip extents of the deposit leading to an updated resource/reserve estimation. Most of this proposed drilling (3,000 ft. in 10 holes) will be completed from current underground workings

      - The SIC contact between the McCreedy West Inter Main Deposit and the Levack Mine is a prime target area with some local indications suggesting the potential for mineralized zones but which is only sparsely (300 ft - 400 ft spacing) drilled. The holes required for this program (15,000 ft in 20 holes) will be drilled from the 1550 level, and be between 700 and 900 ft. in length.

      - The PM Exploration Ramp will be completed during 2005 and a Test Mining area will be completed as part of the Feasibility Study. In addition significant exploration.will continue with 36,500 ft of drilling (48 holes) having been allocated to further define and explore for extensions to the deposit.

The total drilling program at McCreedy West in 2005 is estimated at 109,500 ft in 191 holes, all but six of which (15,000 ft) are from underground platforms. The total budget allocated for this work is $4.65 million.

8.2   LEVACK MINE PROPERTY

8.2.1 Location, History, Infrastructure & Environment

The Levack Mine property, comprising 811.37 acres (328.4 ha) in six mining patents, is located 34 km northwest of downtown Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above. Access is via a year round highway and a rail spur passes within 1 km of the property site.

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

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 TONS GRADING 1.31% CU, 2.00% NI, 1.5 G/T TPM.

FNX began exploration on the Levack property in March, 2002. During 2003, FNX focused on targeting under-explored contact and footwall zones near the #3 and #7 Orebodies (Figure 6). In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits. This program was integrated with the 2004 resource data and the revised resource estimate for the Levack Mine to December 31,2004 contains a total indicated and measured resource of 4.9 MILLION TONS AT 1.01 % CU, AND 2.06% Ni. The total inferred resources are 0.7 MILLION TONS AT 0.95% CU, AND 1.99 % NI. These resource estimates (Table 5) were completed in-house by FNX personnel.

Much of the infrastructure at Levack Mine remains accessible including the No. 2 Shaft, subject to refurbishing, to approximately the 3,600 ft Level. For the purposes of access and drilling, the 1600 Level has been rehabilitated from the McCreedy West Mine main ramp to the Intermediate - 1300 Deposit area at the Levack Mine. The surface plant, including buildings, equipment and utilities are being refurbished. This work started in November 2004 and includes the refurbishing of the No. 2 Shaft, the re-establishment of site services and utilities, the re-commissioning of the hoisting plant, repairs to the head frame, shaft repairs from surface to the 1800 Level, the rehabilitation on 1300, 1500, 1600 and 1800 Levels in the mine to facilitate access to near-term production targets and the installation of underground services to support the underground rehabilitation and services. This work is being carried out as part of completing the feasibility study for Levack. The site has a workforce of 40 personnel, and re-commissioning work is expected to be completed in the fourth quarter of 2005.

This property is covered by the joint Inco-Falconbridge environmental Closure Plan, which also covers the McCreedy West Mine. An Amendment to the Closure Plan has been submitted. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility. In order to supplement the information that is provided in the amendment, a site characterization was completed by a third party consultant in April 2004. This study defined existing mining disturbances at the Levack property, delineated watershed boundaries and established upstream and downstream monitoring stations in the nearby receiving waters.

8.2.2 Property Geology & Mineralization

The Levack Mine is located on the northwest margin of the SIC (Figure 1). It is situated within the Levack trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45(degree) southeast and contains all of the major North Range deposits.

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

                                                                        FIGURE 6

                                     [MAP]

In addition each of the contact-type deposits (including the Levack Main, No. 1, No. 2, No. 3 and No. 4 Deposits) has an area of associated Cu-PGM-rich sulphides, occurring as a stockwork of massive stringers in the footwall Sudbury Breccia.

Hangingwall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

8.2.3 Deposit Types

The CONTACT TYPE deposits of interest at Levack Mine are represented by the 1300, No.7 and the No. 3 Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE - rich types. As previously noted, mineralization within the deposits may be transitional from Ni-rich sections to more Cu-enriched zones.

The 1300 DEPOSIT (Figure 7) is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The lower portion occurs at the contact between sublayer norite and a mixed unit of ultramafic-gabbroic/granite breccia rocks. The upper portion dips at 55(degree) and is completely within the mixed ultramafic-gabbroic/granite breccia unit. The mineralization is consistent with a nickel-rich contact deposit, consisting of massive, semi-massive, blocky and blebby pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization.

In 2002, FNX completed 23 holes, testing both the 1300 and 1900 deposits. Significant FNX intersections in the 1300 Deposit include 0.5% CU, 2.1% NI OVER
56.7 FT in drillhole FNX2013 and 0.7% CU, 1.6% NI OVER 79.1 FT in drillhole FNX2009.

Access was gained to the Levack underground workings via the 1600 level from the McCreedy West mine. This permitted underground drill platforms to be established. From March 1, 2004 to February 28, 2005 FNX completed 8 surface holes for 13,156 ft and 9 underground holes from the 1600 level for 8,095 ft to further test the 1300. Significant FNX intersections in the 1300 Deposit include:

            -     0.6% CU, 3.9% NI OVER 55.4FT in drillhole FNX7004

            -     0.7% CU, 2.2% NI OVER 20.2FT in drillhole FNX2039

            -     0.7% CU, 1.9% NI OVER 21.6FT in drillhole FNX7007

and the complete results are presented in Table 7

Upon completion of this drilling program, the resource for the 1300 Deposit was reviewed and the updated Levack Resource Estimate is presented in Table 8 in
Section 8.2.3.

The 1300 Deposit will be the focus of much of the 2005 underground exploration drilling program. Infill drilling on the Deposit will begin from the 1300 level when rehabilitation of the shaft and necessary infrastructure has been completed. A total of 12,000 ft of drilling has been allocated in the 2005 budget for this purpose

                                                                        Figure 7

                                     [MAP]

TABLE 7: LEVACK MINE: 1300 DEPOSIT - 2004 DRILL RESULTS

                                                                                   FT                    %
                                                                        -------------------------   ------------     TRUE
  DDH       EAST    NORTH     ELEV      AZ (DEGREES)   DIP (DEGREES)    FROM      TO      LENGTH    NI      CU      WIDTH %
-------   -------   ------   -------    ------------   -------------   ------    -----    ------   -----    ---     -------
FNX7000   10975.0   9411.0   11525.0        181.1          18.1        810.5     826.1     15.6    1.6      0.6       100
                                                            AND        838.8     841.2      2.4    1.4      0.5
FNX7001   10975.0   9411.0   11525.0        178.0          23.3                                        NSV
FNX7002   10975.0   9411.0   11525.0        178.0          14.0        815.5     836.2     20.7    1.2      1.1       100
FNX7003   11054.0   9407.0   11252.0        180.1          23.1        711.5     718.1      6.6    2.9      0.7       100
                                                                       834.5     852.5     18.0    2.2      0.4
                                                          INCL.        834.5     842.4      7.9    3.8      0.6
FNX7004   11054.0   9407.0   11252.0        181.9          16.8        738.2     749.1     10.9    1.3      0.4     60-80
                                                                       762.7     865.0    102.3    2.6      0.5
                                                          INCL.        771.5     826.9     55.4    3.9      0.6
FNX7005   11054.0   9407.0   11252.0        179.5          29.7        799.9     800.5      0.6    2.8      1.0       100
FNX7006   11114.0   9405.0   11525.0        177.5          33.6          807     809.8      2.8    1.5      0.8       100
FNX7007   11114.0   9405.0   11525.0        168.9          25.4        747.0     768.6     21.6    1.9      0.7       100
                                                          INCL.        757.4     768.6     11.2    2.8      0.8
FNX7008   11114.0   9405.0   11525.0        176.4          16.0        791.7     818.3     26.6    1.7      0.8       100
                                                          INCL.        802.1     818.3     16.2    2.1      1.0
FNX7009   11175.0   9412.0   11526.0        182.5          20.3        747.8     766.6     18.8    2.2      0.6       100
FNX7011   11210.0   9411.0   11526.0        180.1          36.6                                        NSV
FNX7012   11210.0   9411.0   11526.0        179.9          28.2        752.8     753.7      0.9    4.7      0.3       100
FNX2039   11050.0   8307.0   13124.0        353.1         -83.4       1473.4    1493.6     20.2    2.2      0.7       100
                                                          INCL.         1476    1485.2      9.2    3.1      0.9
                                                            AND       1518.9    1528.0      9.1    2.6      0.7       100
FNX2040   11050.0   8307.0   13124.0        356.6         -86.5                                        NSV
FNX2041   11125.0   8339.0   13105.0        346.5         -80.7       1297.7    1299.2      1.5    1.5      0.6       100
FNX2042   11175.0   8266.0   13135.0        355.5         -82.9       1472.9    1494.7     21.8    1.6      0.3       100
                                                          INCL.       1478.1    1490.2     12.1    2.2      0.3
FNX2043   11250.0   8249.0   13139.0        358.7         -77.9       1475.8    1478.0      2.2    1.1      1.1       100
FNX2046   11275.0   8255.0   13147.0        355.9         -82.5       1456.7    1469.0     12.3    1.7      0.5       100
FNX2047   11225.0   8490.0   13106.0        354.9         -81.9       1323.7    1339.1     15.4    2.7      0.8       100

The NO. 7 NI-CU DEPOSIT (Figure 6) is located down dip and to the west of the Levack Main Orebody. Partially mined prior to the Levack Mine shutdown, this contact deposit contains significant resources and will be an initial focus for production. The main bodies of mineralization at the No. 7 Deposit are controlled by: (i) local perturbations of the footwall gneissic rock, which result in sulphide traps on the contact, and (ii) blocks and clasts of the footwall in the hanging-wall granite breccia. The irregular nature of the mineralization in this deposit is intensified by the occurrence of thickened units of granite breccia which appear to be related to a disruption and displacement of the ore. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite.

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

Historical intersections demonstrating potential are 0.93% CU, 1.64% NI OVER
78.7 FT and 0.54% CU, 5.78% NI OVER 3.2 FT.

In 2003, FNX completed three holes into the No.7 Deposit and reported significant intersections as follows; 0.15% CU, 1.2% NI, OVER 36.1 FT in drillhole FNX2034 and 0.69% CU, 2.51% NI, 0.94 g TPM OVER 15.5 FT in drillhole FNX2037. This drilling was followed up in 2004 with four surface holes (5,721 ft) and two underground holes (3,026 ft)

Significant intersections from this drilling include:

            -     0.39% CU, 1.46% NI, OVER 49.2 FT in drillhole FNX2054

            -     0.15% CU, 1.18% NI, OVER 47.0 FT in drillhole FNX7013

In 2005, 10,000 ft of drilling is planned for the No. 7 and No. 7 Extension. This drilling will be from underground platforms, and will focus on defining the upper portions of the No. 7 Extension, and on extending the known limits of the No. 7.

The NO. 3 DEPOSIT is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft in a large footwall embayment. This orebody, however, is atypical of most other North Range contact-type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.


The 2003 drilling intersected several narrow Cu-Ni-PGE - rich veins in FNX2030 which assayed 2.22% CU, 0.93% NI, 5.45 g TPM OVER 12.2 FT. In 2004, three holes (7,867 ft) were drilled into the footwall behind the #3 Orebody. These holes intersected stringers of low sulfide - high PGE mineralization similar to that reported from historic holes including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 feet in FNX6031. The results of this work are discussed in Section 8.3.2.

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

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia. The north-eastern end of the 1900 trends towards the back of the No. 3 Deposit, whereas the 1900 mineralized horizon may merge with the 1300 mineralized horizon, up dip and to the west.

Historic drilling of 15 holes returned 18 intersections in the Deposit, (previously reported) with seven being greater than 10 ft. FNX completed six holes on the Deposit during 2002 (Figure 13) and intersected significant intersections (previously reported) in and around the 1900 Deposit.

In 2004, three surface holes (6,576 ft) were drilled into the 1900 Deposit. No significant intersections were recorded for these holes. In addition, four undergound holes (1,310 ft) were drilled between the 1900 Deposit and the bottom of the #1 Deposit. Significant intersections from these holes include:

            -     1.77% CU, 2.13% NI, 2.54 G/T TPM OVER 10.5 FT IN DRILLHOLE
                  FNX7020

            -     1.86% CU, 1.95% NI, 4.33 G/T TPM OVER 15.8 FT IN DRILLHOLE
                  FNX7020

            -     1.28% CU, 1.65% NI, 2.33 G/T TPM OVER 20.6 FT IN DRILLHOLE
                  FNX7021

The other prime target area at the Levack Mine is the large expanse of FOOTWALL rock extending north from the SIC contact. This setting is the host for a number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground.

8.2.4 Resources

The receipt of the Inco Levack Mineral Resource Inventory (LMRI) in 2003 permitted the Company to estimate a total of 4.6 MILLION TONS grading 2.06% NI, 1.03% CU in the measured and indicated resource categories and an additional
0.98 MILLION TONS grading 1.97% NI, 0.86% CU in the inferred resource category. Details of this resource estimate are contained in the Technical Report dated 23 March 2004 and filed on SEDAR

The 2004 underground drilling of the 1300 Deposit from platforms on the 1600 level have permitted an upgrade of this estimate with the majority of the 1300 inferred resource now promoted to the indicated category resulting in the updated Levack Resource estimate presented in Table 8

TABLE 8: LEVACK MINE: MINERAL RESOURCES (AS AT DECEMBER 31, 2004)

LEVACK MINE

                                       TONS      NI     CU     PT    PD    AU    TPM()
                                     -------------------------------------------------
                                     MILLIONS        %                 OZ/TON
                                     --------   ------------  ------------------------
MEASURED      CONTACT DEPOSITS         2.41     2.11   1.07     -       -    -      -
INDICATED     CONTACT DEPOSITS         2.46     2.01   0.95     -       -    -      -
                                       ----     ----   ----    --      --   --     --
TOTAL         CONTACT DEPOSITS         4.87     2.06   1.01     -       -    -      -
                                       ----     ----   ----    --      --   --     --
INFERRED          CONTACT DEPOSITS     0.65     1.99   0.95     -       -    -      -

The following parameters were used in determining the Levack resources:

      1. All resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

      2. Resource estimates are based on a 1% nickel cut-off grade and a minimum eight ft true width.

      3.    No dilution is includd in these resources

8.2.5 Mine Rehabilitation

Rehabilitation work started in November 2004 at the Levack Mine and is comprised of three main phases:

   Phase 1 - Mine Reopening and Advanced Underground Exploration

      This included establishing access to the Levack underground workings via the 1600 Level from the McCreedy West Mine and also through the Levack No. 2 Shaft. Commissioning of the mine hoisting plant at the No. 2 Shaft will be followed by the rehabilitation of the No. 2 Shaft from surface to the 1800 Level. Mine levels will be rehabilitated and all mine services and utilities will be installed. This will facilitate diamond drilling of near-term production targets in the No. 7 Orebody, No. 7 Extension, 1300 and 1900 zones.

   Phase 2 - Preproduction Development

      This pre-production phase will require installation of the loading pocket and hoist changeover to production operations. All necessary upgrades of the surface hoisting plant, ore handling facilities for mine production operations, surface plant to support a production operation, construction of an ore processing pad, waste storage, and a surface processing plant for crushing, sampling and beneficiation will be completed in this phase.

   Phase 3 - Mine Production Operations

      This phase will be marked by ore production from stoping and ongoing development, together with a continuing program of mine exploration and mine expansion.

8.2.6 Recommended Exploration Program and Budget for 2005

The prime objective in 2005 is to continue to upgrade as quickly as possible the near term production targets (1300, 1900, No. 7 and 7 Extension deposits) to reserve status. This will be achieved by a program of detailed diamond drilling and geological interpretation, both of which will be facilitated by underground access to suitable drill platforms. A total of 37,300 ft in 62 holes is planned and, as 59 of these holes (29,800 ft) are planned from underground sites, much will depend on the progress of the #2 shaft rehabilitation program.. Three holes (7,500 ft) are planned from surface to test a proximal footwall target.

The exploration expenditures for this program are estimated at $1.65 million.

8.3   NORTH RANGE FOOTWALL PROJECT

8.3.1 Geological Setting and Hypothesis

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC (Figure 8). The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

This is an important exploration target and some 50% of this prolific area is included in the SJV Property. Of particular interest is the discovery and development of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The geology across the entire embayment is similar and there is no compelling reason why such deposits should not occur on the FNX ground. The presence of the 700, 950 and PM Deposits in the proximal footwall at the McCreedy West Mine supports this contention and previous exploration had not systematically explored the more distal sections of the footwall on this west side of the Fecunis fault. The current FNX Footwall exploration program is designed to test this hypothesis.

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

In the period March 1, 2004 to Dec 31, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The drill program in 2004 and the first part of 2005 has targeted four main areas of the footwall: Main Orebody Footwall (18 holes -29,193 ft); #3 Orebody Footwall (3 holes 7,867 ft); West of Main Orebody Footwall ( 2 holes 3,123 ft) and McCreedy West Footwall (1 hole 2,805 ft.)

Following the initial drill testing in early 2004, the footwall to the Levack Main Orebody became the focus of much of the Footwall program for the remainder of the year. Surface mapping of these footwall rocks identified areas of significant, locally weakly mineralized Sudbury Breccia showing characteristics suggestive of proximity to mineralization. Five holes drilled in 2004 tested these surface exposures.

The best of these near surface holes intersected a zone of intense epidote/magnetite alteration with pentlandite and chalcopyrite, which graded 2.0 % Ni, 0.8% Cu and 1.7 g/t TPM over 12.45 ft. Previous drilling by both FNX and INCO had also encountered significant mineralization in this same general area (31.0% Cu, 0.3% Ni and 12.45 g/t TPM over 4.5 ft in 85571-0), but at greater depth (500 to 1000 ft below surface). To provide a better test of this area, an additional 18 holes were completed behind the Main Orebody. Most of these holes were designed to provide better definition of the previously encountered mineralization at depth, and most holes did intersect sulfides, although the results were variable. The two most significant intersections were:

            28.9% Cu, 0.5% Ni , 4.6 g/t TPM over 4.7 ft in FNX6025, and 21.6% Cu, 1.0% Ni, 5.1 g/t TPM over 27.8 ft in FNX6029

As an aid to exploration, UTEM geophysical surveys were completed on all of the holes in this area. In addition, RIM (Radio Imaging Method) geophysical surveys were completed on specific hole sets to determine the presence of conductors between holes.

In addition to the footwall to the Main Orebody, three holes were drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed nickel-copper-precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. This deposit is atypical of other North Range contact deposits because of its enrichment in copper and PGEs. Limited historic drilling had suggested that copper rich stringers may extend into the footwall from the #3 Orebody. Some of the intersections from these holes included 0.2 % Cu, 0.4 % Ni, 7.4 g/t TPM over 19.6 ft in 72155-0, and, 1.5 % Cu, 0.1 % Ni and 6.6 g/t TPM over 32.1 ft in 97167-0. Two of the holes completed by FNX into this area targeted this zone of mineralization and intersected similar stringers of low sulfide - high PGE mineralization, including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 ft in FNX6031.

Other areas of interest for the footwall exploration program in 2004 included the footwall to the Middle Main Orebody at McCreedy West, and the footwall at the western edge of the Levack Property. Neither of these holes intersected significant mineralization

In November 2004, a decision was made to deepen FNX 6010 that had originally been collared in February 2003 and terminated at 2,550 ft in April 2003. This decision was based upon a better understanding of the geology of the footwall allied with a borehole UTEM survey which suggested a favourable conductive environment at greater depth. This hole was drilled beneath the Main Orebody and intersected variably mineralized Sudbury Breccia throughout its length until 5,000 ft down hole, at which depth narrow veins, blebs and disseminations of bornite-chalcopyrite-millerite and native silver were encountered. Below 5,152 ft, no further significant mineralization was encountered until 5,357.2 ft down hole, where two large massive sulfide veins were intersected as follows:

5,357.2 - 5,367.4 FT    26.2% CU, 3.0% NI, 14.5 G/T (0.42 OZ) PT+PD+AU / 10.2 FT.
5,395.0 - 5,411.4 FT    26.2% CU, 3.7% NI, 15.4 G/T (0.45 OZ) PT+PD+AU / 16.4 FT

In addition to a significant intersection of mineralization, this hole has also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the Sudbury Joint Venture properties.

The geological environment, mineralogy, and geophysical response suggest that these veins are part of a larger system of mineralization which may be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper.

Due to the significance of the intersection in FNX6010, a sizeable component of the 54,500 ft allocated to the Footwall in the 2005 budget will be directed towards testing this sulfide mineralized system. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the east, 800 ft towards the west, down dip towards the property boundary, and is poorly tested up dip.

                                                                        FIGURE 8

                                     [MAP]

8.3.3 Recommended Exploration Program and Budget - 2005

The 2005 exploration program had been doubled to $2.66 million (55,500 ft) from 2004 as a major thrust will be the search for footwall Cu-PGM + (Ni) deposits. The results from FNX6010 have already validated this decision and it is anticipated, depending on results, that the budget for this project will be further increased.

8.4   PODOLSKY PROPERTY

8.4.1 Location, History, Infrastructure & Environment

The Podolsky Property (formerly known as the Norman Property) was renamed in honour of Terry Podolsky a founding FNX Director and former Vice President Exploration of Inco Ltd.. The property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figures 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

Nickel was first discovered on the Property in 1897 and, following the acquisition by Inco 1971, 92 surface holes (264,045 ft) were drilled and the Whistle Deposit defined. The Whistle Open Pit Mine, consisting of a series of Ni-Cu lenses, was in production between 1988 and 1991 and again from 1994-1997 and produced 5.7 MILLION TONS GRADING 0.33% CU, 0.95% NI, 0.034% CO. The Whistle Offset trends in a north-eastward direction away from the SIC and contains three zones of PGM-Cu-Ni mineralization that have been partially delineated by FNX - the North Deposit and South zone are to the northeast of the Whistle open pit, and the 2000 Deposit is in the Offset below the open pit (Figure 9).

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. FNX has implemented monitoring programs at the Podolsky Property in order to collect the data required to support operational permit applications and define existing environmental liabilities. In accordance with established protocols, FNX initiated a baseline monitoring program to characterize current conditions at target exploration areas. The program has been carried out with the participation of Wahnapitae First Nation, and has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and, if warranted, production.

The terrestrial survey identified land within the property boundary which was classified in accordance with the Forest Ecosystem Classification System. Assessment work also quantified metal levels in vegetation and soil in the vicinity of the proposed project site. The aquatic assessment examined surface water and sediment quality, as well as the fish and benthic invertebrate communities. Watershed boundaries have been delineated within the property boundary and creek flows in the receiving environment are being monitored on a continuous basis.

The biological studies and field exploration work identified, a project site external to the Whistle Mine closure plan area and watershed. All necessary permits have been received for the shaft development area. Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored. The first Information Session for the local community was held in Capreol during 2004 and a second meeting is planned for 2005.

The Corporation and Wahnapitae First Nation are currently working towards a Memorandum of Understanding and Statement of Principles to promote effective communication between the two parties and to create a constructive and mutually beneficial relationship.

8.4.2 Property Geology & Mineralization

The Podolsky property is located (Figure 1) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke. The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a vertically dipping dyke varying in thickness from 50 ft, to greater than 300 ft, and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

8.4.3 Targets

Three zones of Cu-Ni-PGM mineralization have been discovered along the Whistle Offset and Ni-bearing targets at the base of the SIC have been followed up by drilling.

The NORTH DEPOSIT (Figure 9) has been exposed at surface over a 100 ft by 300 ft area. Mineralization consists of a network of chalcopyrite +/- millerite +/- violarite +/- pyrite veins and veinlets that strike northeast and northwest, and have a variable dip. Sulphide veins range from inches to 15 ft wide and occur as
(i) breccia veins with matrix chalcopyrite (+PGM+Ni minerals), and (ii) extensional veins of massive chalcopyrite (+PGM+Ni minerals).

The mineralized envelope extends from surface to the 600 ft Level with an average strike length of 300ft. The host rocks throughout are dominantly inclusion quartz-diorite and metabreccia.

FNX's advanced exploration program on the North Deposit consisted of infill diamond drilling at 25 to 75 ft centres. A total of 33 diamond drill holes (12,275 ft) was completed from March 1, 2004 to February 28, 2005 to provide the basis for estimating a resource, to increase confidence in the continuity of the mineralization and to aid in planning a ramp preparatory to bulk sampling and a production decision.

Selected intersections demonstrating the potential of the North Deposit include;

      TABLE 9 : PODOLSKY NORTH DEPOSIT: SELECTED INTERSECTIONS FROM 2004/05
                DRILLING

                                          FEET                                     %                    G/T
                  ---------------------------------------------------  --------------------------  -------------
 DDH                    FROM               TO             LENGTH            CU            NI            TPM
-------           ----------------  ---------------  ----------------  ------------  ------------  -------------
FNX4184                 412.90           428.00             15.10          2.62          0.06           2.68
FNX4185                 269.00           288.20             19.20          0.64          0.12           4.34
                        407.10           418.40             11.30         11.23          0.59          10.51
          incl.         414.90           418.40              3.50         32.28          0.20          20.90
FNX4188                 470.30           521.20             50.90          6.33          0.29           4.25
FNX4190                 206.00           256.00             50.00          3.99          0.48           2.49
FNX4194                 239.10           312.00             72.90          3.66          0.38           5.30
                        307.70           312.00              4.30         29.67          1.75          11.70
          incl          370.70           373.10              2.40         29.70          0.77          40.14
FNX4196                 220.00           262.00             42.00          3.34          0.09           3.10
          incl.         221.10           227.60              6.50          9.25          0.19          14.07
FNX4199                 225.40           295.55             70.15          6.37          0.90           4.42
          incl.         240.10           257.00             16.90         22.06          1.06          11.02
FNX4205                  478.5           500.10             21.60         21.07          0.74          15.93
FNX4206                  226.3           237.60             11.30          9.17          0.67           6.91
FNX4211                 137.10           138.80              1.70         30.99          0.24          17.33
FNX4213   incl.          539.9           546.80              6.90         10.88          1.03          14.01
FNX4214                  280.9           291.30             10.45          7.84          4.43           9.75

Near term work on the North Deposit will consist of further infill drilling as required, and a detailed resource estimation. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

The SOUTH ZONE, is also located within the Whistle Offset dyke, some 350 ft. southwest and along strike from the North Deposit. Cu-Ni-PGE mineralization was intersected in six historic holes and confirmed by two FNX holes to 280 ft vertically below surface. The mineralization is similar in character to that in the North Zone, and appears to be open down dip and along strike. No drilling was carried out on the South Zone in 2004.

An area, referred to as the Intermediate Zone, located between the 2000 and South Zone was also drill tested in 2004. The target was a trend of chalcopyrite veinlets projected from surface and a weak off-hole geophysical anomaly from a 2003 drillhole FNX4072. Two holes (4,073ft) were completed on the target and both intersected anomalous Cu-Ni-TPM mineralization, with the best intersection grading 1.5% Cu, 0.3% Ni and 1.7 g/T TPM over 13.1 ft. This area will be followed up in 2005 with additional drilling.

                                                                        FIGURE 9

                                     [MAP]

The 2000 DEPOSIT (Figures 9 & 10) lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface, immediately below the mineralization mined in the Whistle Open Pit. The 2000 Deposit consists of a steeply-dipping mineralized envelope (1000 ft x 450 ft) sandwiched between the eastern wall of the northeast-striking Whistle Offset Dyke and a large gabbroic xenolith trapped within the Dyke. The dominant host rock for the mineralization is metabreccia.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides. It typically contains a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite. The high grade core of the deposit is subdivided into a 75(0) dipping upper portion and a 40(0) dipping lower cusp. Outside of this core the hangingwall gabbro xenolith also contains a significant halo of veins and veinlets. Surface drilling of the 2000 Deposit was completed on May 20, 2004. Significant intersections are listed in Table 10.

An advanced exploration underground program was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to the 2,450 ft Level and driving an access drift to the 2000 Deposit to facilitate delineation underground drilling and bulk sampling. The data collected from this advanced exploration program, scheduled for completion in 2006, will form the basis of a feasibility study of proceeding with mine development with production likely to begin in 2007.

TABLE 10: PODOLSKY 2000 DEPOSIT : 2004 DRILLING - ASSAY INTERSECTIONS

                         FEET               %        G/T
                ----------------------  ----------  -----
BOREHOLE         FROM     TO    LENGTH   CU    NI    TPM
--------  ----  ------  ------  ------  ----  ----  -----
FNX4123B        2577.8  2725.0  147.2    2.1   0.7    5.1
          incl  2577.8  2674.0   96.2    2.6   0.9    6.8
          incl  2619.9  2674.0   54.1    2.6   1.3    7.5
          incl  2619.9  2648.8   28.9    3.2   2.3    7.8
FNX4124A        1981.1  1994.7   13.6    1.1   0.1    8.0
FNX4125         1925.8  1949.5   23.7    2.2   0.1    1.7
FNX4127A        2585.4  2611.5   26.1    1.2   0.3   11.5
                2644.5  2664.9   20.4    2.4   0.5    3.7
FNX4128                                     nsv
FNX4129                                     nsv
FNX4131         2112.9  2115.4    2.5    9.5   0.1    9.7
                2216.0  2454.2  238.2    1.4   0.2    2.5
          incl  2216.0  2232.5   16.5    4.1   0.2    1.8
          incl  2352.9  2362.6    9.7    3.7   0.5    7.3
          incl  2403.5  2454.2   49.8    3.6   0.5    5.5
          incl  2436.4  2451.4   15.0    8.3   1.0   10.3
FNX4132         2076.0  2079.4    3.4   18.5   0.8    7.2
FNX4133                                     nsv
FNX4133A                                    nsv
FNX4134         2201.7  2204.4    2.7    6.6   0.8    4.5
                2247.8  2258.1   10.3    3.5   0.3    5.0
                2319.2  2330.8   11.6    5.3   1.0    2.8
                2389.5  2648.3  258.8    4.6   0.6    5.9
          incl  2394.6  2407.0   12.4    2.3   0.4    9.0
          incl  2417.7  2429.2   11.5    2.5   0.1   13.3
          incl  2443.6  2454.4   10.8   29.3   0.3   19.7
          incl  2472.3  2491.0   18.7    5.6   0.3    7.7
          incl  2513.4  2541.6   28.2    2.4   0.8    5.6
          incl  2582.5  2643.2   60.7    9.2   1.3    8.5
          incl  2604.7  2636.5   31.8   15.9   2.8   14.3
          incl  2629.5  2636.5    7.0   25.4   1.3   25.2
          incl  2617.5  2639.0   21.5   17.5   2.2   18.7
                2653.8  2675.0   21.2    0.8   0.1    2.6
FNX4134B        2097.0  2100.0    3.0    4.4   1.0    3.3
                2134.5  2136.0    1.5   18.8   0.0   17.0
                2159.2  2209.2   50.0    3.2   0.3    5.1
                2273.1  2432.3  159.2    4.3   0.4    7.9
                2395.2  2418.3   23.1    7.7   0.8   14.8
                2467.1  2472.9    5.8   31.2   0.5   19.3
                2494.0  2496.3    2.3   22.4   0.7   16.5
FNX4135         2496.1  2503.2    7.1    0.6   0.1    6.6
                2539.0  2545.7    6.7    1.2   0.1    6.6
                2799.0  2804.0    5.0    0.5   0.1    6.1

      Notes: nsv = no significant values

                                                                       FIGURE 10

                                     [MAP]

LENSES A AND B (FIGURE 9) are a set of bifurcating contact type (Ni-Cu) semi-massive sulphide lenses, occurring near the interface between the SIC contact and the Whistle Offset. LENS A is 200 ft east and 200 ft beneath the Whistle Open Pit, whereas LENS B extends 600ft downdip from the mine horizon of the Whistle Open Pit. Lens A, had been tested by a few historic drill holes and four FNX drill holes from the 2003 program. In 2004, an 11 hole program (9,589 ft) confirmed Lens A as a 350 ft X 200 ft breccia sulfide to massive sulfide lens striking northeast and dipping southeast at 25-50(degree). The Lens ranges in thickness from 7.3 ft to 64.7 ft with nickel grades from 1.5% to 3.0%. Work planned for 2005 is to complete the interpretation of the Lens A Deposit and geologically model the Deposit to create a resource estimate.

During the latter part of 2003, surface mapping and sampling defined the location of the Whistle Offset Dyke in the northern portion of the Podolsky Property. A surface offset bulge was also identified during this work with associated pods of stringer to semi-massive chalcopyrite-pyrite mineralization containing significant TPM, copper and nickel values (up to 3.52 g/T TPM, 2.3% Cu and 1.2% Ni) over 1.7 to 3.3 ft. In 2004 three shallow drill holes (1,676 ft) tested the mineralization beneath the Offset bulge but did not encounter significant Cu-Ni-TPM mineralization. A deeper hole (1,404 ft) tested the bulge structure to 1,000 ft below surface. No significant mineralization was encountered and a downhole UTEM survey failed to define any geophysical anomaly. There are no further plans to test this northern Offset target in 2005.

One deep hole (3,893ft) was drilled to test the Whistle Offset between the 2000 Deposit and the southern margin of the property. Good continuity of the Offset was found toward the south; however no significant mineralization was encountered.

The Podolsky Property contains approximately four kilometers of relatively sparsely tested SIC CONTACT, with potential for contact (Ni-Cu) type mineralization. Several SIC targets were tested in 2004. On the eastern half of the property, a four hole program of 8,282 ft tested two weak-moderate strength, historic geophysical anomalies. This drilling intersected 500 ft-710 ft wide Sublayer Norite and Granite Breccia units - favorable thickness for development of contact deposits in general. However, the drilling encountered no significant Ni-Cu mineralization and there was an absence of significant contact inflections and potential traps.

The SIC contact west of the Whistle Offset Dyke was tested with one hole. It did not encounter significant Ni-Cu mineralization, but did intersect a 600 ft core length of favorable Sudbury Breccia in the footwall. Further work in 2005 will focus on the large Sudbury Breccia unit west of the Whistle Offset Dyke, which contains anomalous Cu-Ni-TPM mineralization. Also to be tested in the same area is a significant pulse electromagnetic anomaly. A series of holes will test this area.

8.4.4 Advanced Underground Exploration - 2005

The SJV has now started an underground exploration and development program in order to further delineate the 2000 Deposit from underground and obtain information required to bring the deposit to the feasibility stage. The main purpose of the program will be to provide underground drill platforms for diamond drilling, delineate the zone, verify the continuity and grade of the mineralization, extract a bulk sample for metallurgical testwork, test mineability and ground conditions and complete the mineral resource and reserve estimates for mine planning.

The shaft collar has been established to 140 ft and the Galloway (sinking stage) has been assembled and is in the shaft . All necessary permits have been received and the hoist, shaft collar, headframe, collar house and hoistroom, office and dry facilities, electrical substation, and a water treatment plant have all been completed. Sinking is scheduled to commence late March, 2005.

The program involves sinking of a 17 ft diameter shaft to 2,450 ft and lateral development from the shaft to access the 2000 Deposit mineralization at the 2450 Level. From the 2450 Level, headings will be established in the mineralization to extract the bulk sample, totalling approximately 9,000 tons. A footwall drift will be developed as a platform for diamond drilling.

The bulk sample material will be trucked off-site for test processing in order to determine metal recoveries. Mine planning studies will be conducted after the completion of the bulk sampling programs.

A Closure Plan to cover the work outlined for Podolsky has been filed with the regulatory authorities, and appropriate permitting will be obtained for any advancement of the property.

This advanced underground exploration program has been budgeted separately from the 2005 exploration program.

8.4.5    Recommended Exploration Program and Budget - 2005

The recommended work program for the Podolsky Property for 2005 includes drilling of the following targets;

      1)    North Deposit to provide sufficient data for a resource estimation;

      2)    Sudbury Breccia belts in the vicinity of the Offset;

      3)    Offset between the 2000 and North Deposit;

      4) Offset to the north of the North Deposit in an area where a dislocation has been mapped.

In addition mapping of the property, geological modeling of internal features of the Whistle Offset and modeling and drilling of Sudbury Breccia belt to the east of Whistle Offset will be undertaken.

The planned program, including 29,000 ft of drilling in 34 surface holes, is budgeted at $1.55 million.

8.5 VICTORIA PROPERTY

8.5.1 Location, History, Infrastructure & Environment

The Victoria property comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels is located 30 km southwest of Sudbury in Denison Township (Figure 1). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

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

The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu, 0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 TONS GRADING 2.26% CU AND 1.57% NI, + TPM. (Table 1). The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft

Levels.

Following termination of mining activity in 1978 the underground workings were flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

As previously reported FNX has undertaken baseline environmental studies to characterize current conditions at the Property. As a result of these activities certain areas have been sterilized from surface development. A site characterization was completed by a third party consultant during 2004 and this defined existing mining disturbances at the Victoria property.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nations. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

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

8.5.3 Targets

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property (Figure 11) and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones have been mined or partially mined in the past. In addition to the above, there are several other known mineralized zones on the property which have not seen historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the new Powerline Zone discovery..

The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West zone, and the down-plunge potential of the No. 4 zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002.

No drilling was carried out on the Victoria Property in 2004.

                                                                       FIGURE 11

                                     [MAP]

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

Three holes completed in 2003 (previously reported) intersected variable widths of stringer to semi-massive mineralization grading up to 0.5% CU, 1.2 % NI, 2.4 G/T TPM OVER 4.9 FT. This drilling, while identifying a thin, continuous zone of mineralization along the edge of the Quartz Diorite and confirming the geological model, failed to intersect mineralization of economic significance

The WEST ZONE was the focus of previous production at Victoria and was mined to a depth of 3,000 ft. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion-rich massive sulphide adjacent to the SIC contact. Previously reported drilling confirmed that the mineralization extends at least a further 700 ft below the 3000 Level and, as these holes are widely spaced, more detailed drilling is required to further explore this zone.

The NO. 1 WEST ZONE is located 330 ft west of the Victoria shaft and consists of a structurally controlled, steeply plunging zone of Cu-Ni sulphides.

FNX has previously reported the results of 20 diamond drillholes within the shallow part of the No. 1 West Zone. The drilling was completed on approximately 50 ft centers and the assay results have defined the mineralization over a 350 ft strike length and down to the -200 ft vertical level, including a thicker core with 100 -150 ft strike length.

Historic drilling has indicated significant mineralization over substantial intersections from the deeper part of this zone. These previously reported intersections (1.56% CU, 2.55% NI, 0.15 OZ/T TPM OVER 20.4 FT. and 0.89% CU, 0.19% NI, 0.21 OZ/T TPM OVER 11.4 FT.) support the presence of a mineralized envelope within which local higher values are present. Though FNX has not tested the deeper part of this zone it warrants additional exploration drilling, as it appears to be open down dip and down plunge towards the 3000 ft Level.

Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

The NO.2 WEST ZONE, (Figures 12), is adjacent to and some 400 ft west of the No.1 West Zone. The Zone is similar to the No. 1 West in that historically, a shallow, near-surface, zone has been outlined by drilling. The zone is hosted in sublayer norite with a Ni-Cu-PGE zone at the base of the SIC. It consists of narrow, steeply dipping lenses, of high grade mineralization contained within a wider interval of low grade mineralization in the sublayer norite. This high grade core was partially mined by Inco from the 1350 Level

Drilling by FNX in 2002 and 2003 (previously reported) outlined the stringer to semi-massive sulphides at the base of the SIC over a 900 ft strike length and also defined the high grade massive core from surface down to the 800 ft vertical level, to within 400 ft of the previously mined portion. This zone returned intersections grading up to 3.12% Cu, 2. 03 % Ni, 4.11 g/t TPM over
44.4 ft. In 2003 two holes were drilled 100 ft east of the known mineralization, at the 400 ft and 600 ft vertical level. Both holes intersected significant mineralization grading up to 0.4% CU, 1.0 % NI, 1.7 G/T TPM OVER 29.5 FT, including 0.5% CU, 1.5 % NI, 3.5 G/T TPM OVER 7.8 ft.

                                                                       FIGURE 12

                                     [MAP]

Historical drilling has tested the NO. 2 WEST ZONE to below the 3000 Level and two holes demonstrate the potential of this deep part of the zone as follows: 2.03% CU, 0.35% NI, 1.6 G/T TPM OVER 34.6 FT at the 1900 Level and 1.11% CU, 0.66% NI, 3.6 G/T TPM OVER
162.7 FT immediately below the 3000 Level. FNX has not completed any exploration on the deep portions of the No. 2 West zone to date.

Historical drilling by Inco on the FAR WEST ZONE which identified significant widths of low grade Cu-Ni mineralization within sublayer rocks at the contact of the SIC was followed up by FNX in 2002. . No high-grade or massive sulphide zones of economic significance are indicated from the FNX drilling and UTEM surveys indicated a broad zone of weak conductivity. No further drilling has been carried out on this Zone .

The POWERLINE DEPOSIT is a new discovery made by FNX Mining in 2002 and previously reported. The zone is located approximately 1,100 ft south of the No. 4 Zone at the western termination of an east-west striking quartz diorite body (Figures 11). The high grade core of the Powerline Deposit returned assays (previously reported) up to 6.7 % CU, 1.3% NI, 13.3 G/T TPM OVER 42.3 FT and including 7.7% CU, 1.5% NI, 15.5 G/T TPM OVER 35.8 FT. Follow-up drilling in 2003 showed that this high grade was limited in extent. No drilling was carried out in 2004 but the encouragement given by this discovery and its geological setting require that additional compilation and integration of data be carried out and that follow up drilling is justified.

In the second half of 2003 drilling focused on QUARTZ DIORITE BODIES located in the southern and eastern portions of the Victoria Property. A downhole Pulse EM survey using historic drill holes helped to direct the exploration efforts. Using the EM responses and historic intersections, the Sudbury Joint Venture completed nine drill holes totaling 12,599 ft targeting the quartz diorite areas. While several of the holes intersected anomalous mineralization, no intervals of economic significance were identified.

In 2004 geological mapping, beepmat survey, hydraulic outcrop stripping, and rocksaw channel sampling were completed at three locations within the various quartz diorite bodies southeast of the No 4 deposit, and the Creighton Fault. One of these areas returned anomalous Cu Ni TPM assays that requires follow up.

Target generation is in progress in 2005, and two drill holes (1,600 ft) are planned for untested portions of the offset.

8.5.4 Recommended Work Program and Budget

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. A new deposit with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and
4.8 g/t PGM has been announced by Inco. The important point of this analogy is that this new deposit has been found below and adjacent to an older deposit which was mined during the 1960s.

Though no drilling was undertaken during 2004 the Victoria Property is regarded as a property of merit.. The 2005 exploration program will focus on further delineation and infill drilling of the No. 2 West Deposit. For these purposes 3,200 ft of surface diamond drilling is allocated to facilitate a pre-feasibility study. A further 1,600 ft have been allocated to test other targets along the offset dykes for Powerline-type deposits.

A budget of $0.5 million is allocated for the 2005 Victoria program.

8.6   KIRKWOOD PROPERTY

8.6.1 Location, History, Infrastructure & Environment

The Kirkwood property, comprising 473.0 acres (191 ha) in three patented mining parcels, is located in Garson Township some 11 km northeast of Sudbury (Figure
1). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

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

Historically, exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east (Figure 13). In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at the Kirkwood property since the mine closure and flooding in 1977.

Infrastructure at the Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2,100 ft. Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft
levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

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

                                                                       FIGURE 13

8.6.3 Targets

                                     [MAP]

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

The WEST ZONE, lying to the west of the shaft and down dip from the East Zone, consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2,000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4,300 ft. Below this level the zone is unexplored.

The LOWER EAST AND 3800 ZONES can be combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>0.044 oz/ton) that plunges to the east at 55(degree). Both zones HAve been partially defined by underground drillholes. The LOWER EAST ZONE lies between the 2000 and 3000 Levels and up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft. The 3800 ZONE of Cu-Ni-PGM mineralization is situated on the 3800 Level and centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft. Six historic drillholes (previously reported) yielded 7 intersections, five of which are greater than 10ft, ranging from 2.9 ft grading 4.0% Cu, 2.5% Ni, 1.3 g/t TPM to 81.2 ft grading 1.0% Cu, 1.2% Ni, 1.7 g/t TPM.

The Kirkwood Property, being ranked lower potential than the other SJV properties, has had very little field work and no drilling. The targets are deep and the main activity has been compilation of the data, environmental site characterization, and an airborne survey. The main target remains the Lower East and 3800 Zones and the intervening area together with the depth potential in the untested area below the 4000 level.

Budgeted expenditures for 2005 are $65,000 which will be mainly directed towards property maintenance.

9.    2005 EXPLORATION PROGRAM & BUDGET

The exploration programs described above are budgeted at $11.4 MILLION including administration and contingency allowances and are itemized in Table 11.

The objectives of this work program are:

      - to increase the resource/reserve base at McCreedy West and Levack mines focusing on contact-style Ni deposits

      - to test for extensions of known deposits and to explore more distal targets within the McCreedy West/Levack mines complex

      - to ramp up the North Range Footwall exploration in the search for Cu-PGM deposits

      - to support the advanced exploration program in the PM Deposit at the McCreedy West Mine to support the planned feasibility study

      -     to support the advanced exploration program at Podolsky

      - to test the SIC (Ni) targets; Offset Dyke targets and Sudbury Breccia targets at Podolsky

      -     to advance resources/reserve estimations at Victoria

      - to continue to assess opportunities to expand our property holdings in Sudbury.

     TABLE 11: SUDBURY JOINT VENTURE - FNX MINING EXPLORATION BUDGET - 2005

                                        SUDBURY JOINT VENTURE
                   ------------------------------------------------------------------
                      MCCREEDY WEST             LEVACK           NORTH RANGE F WALL
                   --------------------  --------------------  ----------------------
                    SURFACE     U/G      SURFACE      U/G        SURFACE      U/G
                   --------- ----------  --------  ----------  ----------  ----------
        cost/ft       35.00       28.00
DRILLING
           FEET      15,000      94,500     7,500      29,800      51,500     3,000
ALLOCATION %              7%         40%        3%         13%         22%        1%
           Cost    $525,000  $2,646,000  $262,500  $  834,400  $1,802,500  $ 84,000

CAD/GIS            $ 19,881  $  118,316  $  9,698  $   38,099  $   48,356  $  4,017
IT                 $ 12,747  $   77,424  $  6,609  $   24,819  $   26,310  $  2,967
RES/RES            $ 17,578  $  269,369  $  3,609  $  109,141  $   26,469  $  1,203
QA/QC              $  6,860  $   39,200  $ 22,560  $    5,655  $    9,570  $    435
SAFETY/HEALTH      $  1,775  $   10,543  $    861  $    3,396  $    4,378  $    354
ENVIRONMENT        $      0              $      0
GEOPHYSICS
       Borehole    $ 50,400              $ 25,200              $  172,800
PROPERTY MAINT.
SUDBURY ADMIN      $ 23,100  $  132,646  $ 10,527  $   41,829  $   72,288  $  4,211
TRAINING
CONFERENCES
CONSULTANTS

SUB-TOTAL          $657,341  $3,293,497  $341,564  $1,057,339  $2,162,672  $ 97,187

7% INDIRECT        $ 46,014  $  230,545  $ 23,910  $   74,014  $  151,387  $  6,803

SUB-TOTAL          $703,355  $3,524,042  $365,474  $1,131,353  $2,314,059  $103,990

CONTINGENCY        $ 70,335  $  352,404  $ 36,547  $  113,135  $  231,406  $ 10,399

TOTALS             $773,690  $3,876,446  $402,021  $1,244,488  $2,545,464  $114,389
                   $   4,650,136         $   1,646,510         $   2,659,854

                                      SUDBURY JOINT VENTURE
                 --------------------------------------------------------------
                         PODOLSKY      VICTORIA  KIRKWOOD              TOTAL
                  -------------------  --------  --------           -----------
                   SURFACE      U/G                          MISC      SJV
                  ----------  -------  --------  -------- --------  -----------
        cost/ft
DRILLING
           FEET       29,000              4,800                         235,100
ALLOCATION %              12%                 2%       0
           Cost   $1,015,000  $     0  $168,000  $     0            $ 7,337,400

CAD/GIS           $   39,968  $     0  $  5,680  $     0            $   284,016
IT                $   27,582  $     0  $  3,642                     $   182,100
RES/RES           $   14,438  $70,200  $ 33,306  $     0            $   545,313
QA/QC             $   11,760  $     0  $  1,960  $     0            $    98,000
SAFETY/HEALTH     $    3,543  $     0  $    507                     $    25,356
ENVIRONMENT       $        0           $192,757  $ 5,445  $168,798  $   367,000
GEOPHYSICS
       Borehole   $   97,200           $ 14,400                     $   360,000
PROPERTY MAINT.                                  $50,000            $    50,000
SUDBURY ADMIN     $   40,706  $     0  $  6,738  $     0  $0        $   330,000
TRAINING                                                  $ 10,000  $    10,000
CONFERENCES                                               $ 10,000  $    10,000
CONSULTANTS                                               $ 50,000  $    50,000

SUB-TOTAL         $1,250,197  $70,200  $426,990  $55,445  $238,798  $ 9,649,185

7% INDIRECT       $   87,514  $ 4,914  $ 29,889  $ 3,881  $ 16,716  $   675,443
                                                          $      0
SUB-TOTAL         $1,337,711  $75,114  $456,879  $59,326  $255,514  $10,324,628
                                                          $      0
CONTINGENCY       $  133,771  $ 7,511  $ 45,688  $ 5,933  $ 25,551  $ 1,032,463

TOTALS            $1,471,482  $82,625  $502,567  $65,259  $281,066  $11,357,091
                  $      1,554,107

10    CERTIFICATE

                                   CERTIFICATE
             TO ACCOMPANY THE TECHNICAL REPORT DATED MARCH 29, 2005
PROPERTY REPORT, SUDBURY, ONTARIO CU-NI-PGE PROPERTIES (VICTORIA, MCCREEDY WEST,
                         LEVACK, PODOLSKY AND KIRKWOOD)

I, DR. JAMES M. PATTERSON, BA (HONS. GEOLOGY), PH.D., P. GEO., DIC., do hereby certify that:

1.    I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.

2.    I am Vice President, Exploration of FNX Mining Company Inc.

3. I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for over 40 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 5 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4. I am a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

5. Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program, including regular site visits, since its initiation in January 2002.

6. I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Corporation's Sudbury offices and senior Mining Personnel from our Sudbury Joint Venture partner, Dynatec Corporation..

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

      Dated as of the 29th day of March, 2005
                                     /s/ J. Patterson
                                     ---------------------

Dr. James M. Patterson, P.Geo (0419)

                                   REFERENCES

FNX MINING COMPANY INC.

      -     CONFIDENTIAL RECORDS AND FILES FROM FEBRUARY 2002 TO MARCH, 2005

      -     PUBLIC NEWS RELEASES

      -     SEDAR FILINGS

INCO LIMITED

      -     CONFIDENTIAL CORPORATION FILES

ONTARIO GEOLOGICAL SURVEY

      -     THE GEOLOGY AND ORE DEPOSITS OF THE SUDBURY STRUCTURE,

                       SPECIAL VOLUME 1, 603 PAGES. 1984

PATTERSON,  JAMES M.

      - TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FNX MINING COMPANY INC., AN UPDATE TO 23 MARCH, 2004 :
            14 MAY, 2004

      - TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FNX MINING COMPANY INC., AN UPDATE TO 30 APRIL, 2003 :
            9 MAY, 2003

      - AN UPDATE TO TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 31 MAY, 2002

      - TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 7 NOVEMBER, 2001

ROSCOE POSTLE ASSOCIATES INC

      - LETTER REPORT ON THE PM DEPOSIT RESOURCE ESTIMATE, MCCREEDY WEST MINE, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 22 MARCH, 2005

      - REVIEW OF THE MINERAL RESOURCES OF THE LEVACK MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 3 OCTOBER, 2003 (FILED ON SEDAR)

      - REVIEW OF THE MINERAL RESOURCES & MINERAL RESERVES OF THE MCCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 22 AUGUST, 2003 (FILED ON SEDAR)

      - REVIEW OF THE MINERAL RESOURCES OF THE MCCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 5 MARCH, 2003. ( FILED ON SEDAR)

SPITERI GEOLOGICAL & MINING CONSULTANTS INC. (SGM)

      - FORT KNOX PROJECT, SUDBURY, ONTARIO. INDEPENDENT CHECK SAMPLING & ASSAYING PROGRAM: JULY 27, 2001

      - FORT KNOX GOLD RESOURCES INC. TECHNICAL REVIEW & MINERAL ASSET VALUATION OF SUDBURY AREA PROPERTIES, SUDBURY ONTARIO; NOVEMBER 1, 2001

APPENDIX:  1

ABBREVIATIONS AND CONVERSIONS

                                                               CHEMICAL
ABBREVIATION         METAL          MINERALS                   FORMULA
------------         -----          --------                   --------
Au                   Gold                                      Au
Co                   Cobalt
Cu                   Copper         Chalcopyrite               CuFeS(2)
Ni                   Nickel         Pentlandite, Millerite     (FeNi)S;  NiS
Pd                   Palladium
Pt                   Platinum
                                    Pyrrhotite                 Fe(1)-XS
Ag                   Silver

Additional abbreviations are as follows: PGM - Platinum Group Metals
                                 TPM - Total Precious Metals = PD + PT + AU

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.

The following table will assist in conversions from metric to imperial equivalents.

TO CONVERT FROM           TO                          MULTIPLY BY
---------------           --                          -----------
Centimetres               Inches                      0.394
Metres                    Feet                        3.218
Kilometres                Miles                       0.621
Hectares                  Acres                       2.471
Tonnes                    Short tons                  1.102
Grams                     Ounces (Troy)               0.032
Grams per tonne           Ounces (Troy) per ton       0.029

The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

BHID : Borehole Identification No

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

                                  SCHEDULE "B"

            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I     PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of FNX Mining Company Inc. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee's primary duties and responsibilities are to:

      - conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

      - assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

      - ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

      - review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;

      - select and monitor the independence and performance of the Corporation's outside auditors (the "Independent Auditors"), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

      - provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

II    AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

      (a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

      (b) set and pay the compensation for advisors employed by the audit committee; and

      (c)   communicate directly with the internal and external auditors.

III   COMPOSITION AND MEETINGS

1. The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("OSC"), the Toronto Stock Exchange, the Business Corporations Act (Ontario), all applicable securities regulatory authorities, the American Stock Exchange ("AMEX"), the Securities and Exchange Commission (the "SEC"), and the Sarbanes-Oxley Act of 2002 ("SOX"). Each member of the Committee shall be financially literate (as defined by the OSC, AMEX and under SOX).

2. The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3. Each member of the Committee shall be "independent" (as defined by the OSC, AMEX and under SOX)(1) and shall be remunerated only in accordance with SEC rules and SOX.

4. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7. The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8. Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

----------
(1) Section 301 of the Sarbanes-Oxley Act provides that, to be independent, an audit committee member must not accept any "consulting, advisory, or other compensatory fee" from the company, other than amounts received as compensation for membership on the board of directors, the audit committee, or any other committee. The Sarbanes-Oxley Act goes on to provide that independence requires an audit committee member must not be an "affiliated person" of the issuer or any of the issuer's subsidiaries. The SEC's proposed rules implementing these provisions of the Sarbanes-Oxley Act would prohibit the affiliation of an audit committee member either directly or indirectly through a spouse, or an entity of which the person is a member, partner or principal.

9. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10. The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11. The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

IV    RESPONSIBILITIES

A     FINANCIAL ACCOUNTING AND REPORTING PROCESS AND INTERNAL CONTROLS

1. The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles ("GAAP") and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2. The Committee shall review management's internal control report and the evaluation of such report by the Independent Auditors, together with management's response.

3. The Committee shall review management's discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

4. The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

5. The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

6. The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management's response and subsequent follow-up to any identified weaknesses.

7. The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

8.    The Committee shall establish procedures for:

      (a) the receipt, retention and treatment o complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

      (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

9. The Committee shall provide oversight to related party transactions entered into by the Corporation.

B     INDEPENDENT AUDITORS

1. The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2. The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors.

3. The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

4. The Committee shall review the Independent Auditor's audit plan, including scope, procedures and timing of the audit.

5. The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6. The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors' preferred treatment and material written communications between the Corporation and the Independent Auditors.

7. The Committee shall review fees paid by the Corporation to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

8. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Corporation.

C     OTHER RESPONSIBILITIES

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

                                                                  DOCUMENT NO. 2

                        Consolidated Financial Statements
                              (In Canadian dollars)

                             FNX MINING COMPANY INC.

                     Years ended December 31, 2004 and 2003

FNX Mining Company Inc.                                       2004 Annual Report

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

The Board of Directors is responsible for ensuring that management fulfills its financial reporting and internal control responsibilities, primarily through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets periodically with management and the Company's external auditors to discuss internal controls over the financial reporting process, the results of the annual audit, financial reporting matters and to review the annual report, the consolidated financial statements and Management Discussion and Analysis and the auditors' report to shareholders. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements and Management Discussion and Analysis for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the re-appointment of the auditors.

The Company's external auditors conduct an independent audit on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

/s/ Terry MacGibbon                                 /s/ John Ross
---------------------------                         ----------------------------
Chief Executive Officer                             Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of FNX Mining Company Inc.

We have audited the consolidated balance sheets of FNX Mining Company Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
March 10, 2005

FNX MINING COMPANY INC.

Consolidated Balance Sheets
(Tabular amounts in thousands of Canadian dollars)

December 31, 2004 and 2003

                                                                          2004              2003
                                                                      ------------      ------------
Assets

Current assets:
     Cash and cash equivalents                                        $     56,774      $     52,536
     Term deposits                                                               -               795
     Accounts receivable                                                     7,328             2,864
     Ore in process (note 2)                                                 4,786             2,106
     Inventory (note 2)                                                        533               400
     Prepaid and other assets (note 3)                                         319               689
                                                                      ------------      ------------
                                                                            69,740            59,390

Property, plant and equipment (note 4)                                      69,781            47,702

Reclamation deposits (note 5)                                                1,230               326
                                                                      ------------      ------------
                                                                      $    140,751      $    107,418
                                                                      ============      ============

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                         $        908      $      2,715

Future income tax liability (note 10)                                        1,974                 -

Asset retirement obligations (note 5)                                        1,100               326

Non-controlling interest (note 6)                                           19,335            14,599

Shareholders' equity (note 7):
     Capital stock                                                         126,415           106,073
     Stock options                                                           7,562             6,737
     Deficit                                                               (16,543)          (23,032)
                                                                      ------------      ------------
                                                                           117,434            89,778

Commitments (note 11)
                                                                      ------------      ------------
                                                                      $    140,751      $    107,418
                                                                      ============      ============

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ T. MacGibbon                           Director
-----------------------------

/s/ R. Cudney                              Director
-----------------------------

FNX MINING COMPANY INC.

Consolidated Statements of Operations and Deficit
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

                                                                          2004              2003
                                                                      ------------      ------------
Revenue                                                               $     55,928      $          -

Mine operating costs:
     Mining costs, excluding depreciation and amortization                  31,853                 -
     Depreciation and amortization                                           5,882                 -
                                                                      ------------      ------------
                                                                            37,735                 -
                                                                      ------------      ------------
                                                                            18,193                 -

Expenses (income):
     Administrative                                                          3,584             2,384
     Exploration administrative                                              1,970             1,741
     Stock options                                                             874             4,879
     Depreciation                                                              101               123
     Gain on sale of marketable securities                                    (100)                -
     Mineral exploration properties written off (note 4)                         -             2,288
     Interest and other                                                     (1,295)           (1,128)
                                                                      ------------      ------------
                                                                             5,134            10,287
                                                                      ------------      ------------

Earnings (loss) before non-controlling interest                             13,059           (10,287)

Non-controlling interest (note 6)                                            4,136              (210)
                                                                      ------------      ------------

Earnings (loss) before income taxes                                          8,923           (10,077)

Future income taxes (note 10)                                                2,434                 -
                                                                      ------------      ------------

Net earnings (loss)                                                          6,489           (10,077)

Deficit, beginning of year                                                 (23,032)          (12,955)
                                                                      ------------      ------------
Deficit, end of year                                                  $    (16,543)     $    (23,032)
                                                                      ============      ============

Earnings (loss) per share:
     Basic and diluted (note 8)                                       $       0.13      $      (0.24)
                                                                      ============      ============

See accompanying notes to consolidated financial statements.

FNX MINING COMPANY INC.

Consolidated Statements of Cash Flows
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2004 and 2003

                                                                          2004              2003
                                                                      ------------      ------------
Cash provided by (used in):

Operating activities:
     Net earnings (loss)                                              $      6,489      $    (10,077)
     Items not involving cash:
         Depreciation and amortization                                       5,882                 -
         Depreciation                                                          101               123
         Stock options                                                         874             4,879
         Mineral exploration properties written off                              -             2,288
         Future income taxes                                                 2,434                 -
         Asset retirement obligation                                           774               326
     Non-controlling interest                                                4,136              (210)
     Change in non-cash operating working capital (note 12)                 (8,045)           (2,706)
                                                                      ------------      ------------
                                                                            12,645            (5,377)

Financing activities:
     Common shares issued                                                   19,833            50,886
     Funds contributed by non-controlling interest,
       net of distributions                                                    600             9,309
                                                                      ------------      ------------
                                                                            20,433            60,195

Investing activities:
     Reclamation and term deposits                                            (109)             (347)
     Property, plant and equipment                                         (28,731)          (32,094)
                                                                      ------------      ------------
                                                                           (28,840)          (32,441)
                                                                      ------------      ------------

Increase in cash and cash equivalents                                        4,238            22,377

Cash and cash equivalents, beginning of year                                52,536            30,159
                                                                      ------------      ------------
Cash and cash equivalents, end of year                                $     56,774      $     52,536
                                                                      ============      ============

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 14.

      (a) Basis of presentation:

          The consolidated financial statements include the accounts of FNX Mining Company Inc. (the "Company") and the accounts of the Sudbury Joint Venture ("SJV"), an unincorporated joint venture in which the Company has a 75% controlling interest.

      (b) Revenue recognition:

          Revenue is recognized when both final quantity of metal sold to the mill and price of the primary metals are known. Production delivered to the mill and awaiting pricing is accounted for as ore in process. Pricing is based on the average market price in the month of recognition. For by-products, revenue is recorded at estimated settlement prices. Estimated revenue is adjusted on final settlement.

          During the year, the Company changed its revenue recognition policy with respect to by-products, which were previously recognized on settlement. The impact of the change did not have a material impact on any of the years presented.

      (c) Ore in process:

          Ore in process is valued at the lower of cost and net realizable value. Cost of production includes all costs to mine, crush and truck ore to the mill, and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis.

      (d) Inventory:

          Inventory, which includes ore mined but not yet shipped, is valued at the lower of cost and net realizable value. Cost of production includes costs to mine and crush ore and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis.

      (e) Marketable securities:

          Marketable securities are carried at the lower of cost or quoted market value.

      (f) Cash and cash equivalents:

          Cash and cash equivalents are defined as cash on hand and short-term investments that have a remaining term to maturity of less than 90 days from date of purchase.

      (g) Property, plant and equipment:

          (i)  Property:

               Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. These costs are amortized into the ore in process account, using a units-of-production basis over the expected life of the mine, as determined using proven and probable reserves.

               The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in fair value and charged to earnings.

          (ii) Plant and equipment:

               Equipment is amortized on a straight-line basis over the shorter of its estimated useful life or the expected life of the mine.

          (iii) Corporate and other assets:

                Corporate and other assets relate to equipment not used in mining operations. Corporate and other assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over a three to five year period.

      (h) Asset retirement obligations:

          The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. When a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded.

          On an annual basis, the liability is increased by the interest factor that was applied in the initial measurement to fair value and the asset is amortized on a units of production basis over the estimated life of the related asset. The amount of the liability will be subject to remeasurement at each reporting period. Any adjustment to this liability will impact the related asset.

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

      (i)   Flow-through shares:

            The Company financed a portion of its exploration and development activities through issues of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers at the time renunciation is made. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

      (j)   Income taxes:

            The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

      (k)   Stock-based compensation:

            The Company uses the fair value-based approach of accounting for all stock-based awards. The expense is recognized over the vesting period of the award.

      (l)   Foreign exchange:

            The Canadian dollar is the functional currency of the Company. Revenue and some expenses are U.S. dollar-denominated. These items are converted to Canadian dollars at the transaction rate. Gains and losses are recorded in earnings.

      (m)   Use of estimates:

            The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to the recoverability of mining properties and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

      (n)   Financial instruments:

            The carrying values of cash and cash equivalents, term deposits, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

2.    ORE IN PROCESS AND INVENTORY, AT COST:

      (a)   Ore in process, at cost:

            Ore in process includes ore shipped to Inco Limited ("Inco") for which revenue has not been recognized. Balances in the account include mining and haulage costs, depreciation and amortization.

                                   2004        2003
                                 --------    --------
Direct costs                     $  3,640    $  1,593
Depreciation and amortization       1,146         513
                                 --------    --------

                                 $  4,786    $  2,106
                                 ========    ========

      (b)   Inventory, at cost:

            Inventory includes ore mined and not yet shipped to Inco. Balances in the account include mining costs, depreciation and amortization.

                                   2004       2003
                                  ------     ------
Direct costs                      $  397     $  300
Depreciation and amortization        136        100
                                  ------     ------

                                  $  533     $  400
                                  ======     ======

3.    PREPAID AND OTHER ASSETS:

                                   2004      2003
                                  ------    ------
Prepaids                          $  260    $  240
Marketable securities                 59       449
                                  ------    ------

                                  $  319    $  689
                                  ======    ======

      The Company holds the following portfolio of marketable securities in other assets at December 31, 2004 and 2003:

                                                                2004      2003
                                                               ------    ------
15,152 shares of Platinum Group Metals Ltd.
  (previously 25,000 shares of New Millennium Metals Corp.)    $    3    $    3
200,000 shares of Nevada Star Resource Corp.
  (2003 - 150,000 shares)                                          55        45
300,000 share purchase warrants of Nevada Star Resource
  Corp.                                                             1         1
Nil shares of NFX Gold Inc. (2003 - 2,000,000 shares)               -       400
                                                               ------    ------
                                                               $   59    $  449
                                                               ======    ======

Market value of marketable securities                          $   89    $  470
                                                               ======    ======

      During 2003, the Company sold its interest in the Canwell, Alaska property to Nevada Star Resource Corp. ("Nevada Star") for 150,000 Nevada Star shares, an additional 150,000 Nevada Star shares over the next three years, and 300,000 Nevada Star share purchase warrants with a three-year term. During 2003, the Company sold its interest in the Larder Lake, Ontario properties to NFX Gold Inc. for 2,000,000 shares of NFX Gold Inc. The value of the shares received was credited to exploration expense. During 2004, the Company sold 2,000,000 shares of NFX Gold Inc. for $500,000.

4.    PROPERTY, PLANT AND EQUIPMENT:

                                                  Accumulated   Net book
              2004                      Cost     amortization     value
----------------------------------    ---------  ------------   ---------
Mining assets (a)                     $  31,984    $   7,164    $  24,820
Mineral exploration properties (b)       44,816            -       44,816
Corporate and other (a)                     477          332          145
                                      ---------    ---------    ---------

                                      $  77,277    $   7,496    $  69,781
                                      =========    =========    =========

                                                  Accumulated   Net book
             2003                       Cost     amortization     value
----------------------------------    ---------  ------------   ---------
Mining assets (a)                     $  24,308    $     613    $  23,695
Mineral exploration properties (b)       23,816            -       23,816
Corporate and other (c)                     422          231          191
                                      ---------    ---------    ---------

                                      $  48,546    $     844    $  47,702
                                      =========    =========    =========

      (a) On January 10, 2002, the Company signed an option agreement (the "Inco Option") to earn a 100% interest from Inco in certain former copper-nickel-platinum-palladium-gold- producing properties located in the Sudbury Basin area. Coincident with the signing of the option agreement, the Company assigned its rights under the Inco Option to the SJV owned 75% by the Company and 25% by Dynatec Corporation ("Dynatec"), a TSX-listed mining contractor. Under the terms of the Inco Option, the SJV had to spend $30,000,000 for exploration on the optioned properties by May 2006. This expenditure level was reached during 2003.

            The Company manages exploration relating to the SJV and Dynatec manages mining operations. All ore produced from the mining properties is required to be shipped to Inco for further processing and marketing under the terms of an off-take agreement.

            Mining property and development relates to McCreedy West Phase I which went into commercial production November 1, 2003. The first $14,000,000 of cash received from the SJV was distributed 60% to the Company and 40% to Dynatec.

                                              Accumulated     Net book
2004                                Cost      amortization     value
-------------------------------    -------    ------------    --------
Mining property and development    $21,360      $  4,819      $16,541
Plant and equipment                 10,624         2,345        8,279

                                   -------      --------      -------
                                   $31,984      $  7,164      $24,820
                                   =======      ========      =======

                                              Accumulated     Net book
2003                                Cost      amortization     value
-------------------------------    -------    ------------    --------
Mining property and development    $16,046      $    320      $15,726
Plant and equipment                  8,262           293        7,969

                                   -------      --------      -------
                                   $24,308      $    613      $23,695
                                   =======      ========      =======

      (b) After the Company signed the Inco Option to earn a 100% mineral rights interest in certain copper-nickel-platinum-palladium-gold producing properties in the Sudbury Basin area, other mineral properties were either allowed to lapse or were made available for option to third parties. Minimal expenditures were made on these other properties during 2003.

            The Nickolai properties in Alaska were allowed to lapse during 2002, except for the Canwell claim group, which was under option to Nevada Star. During 2003, Nevada Star purchased the Company's remaining interest in the property (note 3). The Company's 25% interest in the Larder Lake gold property in Ontario was purchased in 2003 by NFX Gold Inc. (note 3).

            The Gunsite property in Alaska was disposed of in 2003 and the Company retained a 1.5% net smelter royalty. The Fawcett Township property near Shiningtree, Ontario remains inactive and no further work is planned for 2003. Both properties were written off during 2003. The McBratney Lake property in Manitoba was returned to Hudson Bay Exploration and Development Co. Ltd. during 2002. The balance was written off during 2003.

            Property costs, all of which are held in the SJV, are comprised as follows:

                            2004       2003
                           -------    -------
McCreedy West PM           $13,472    $ 9,989
Podolsky                    18,085      6,024
Levack                       7,554      3,676
Victoria                     2,891      2,823
North Range Footwall         2,614      1,108
Kirkwood                       200        196
                           -------    -------
                           $44,816    $23,816
                           =======    =======

      (c) Corporate and other assets consist of equipment, furniture and fixtures, computer hardware and computer software. Costs are comprised as follows:

                                 2004    2003
                                 ----    ----
Cost                             $477    $422
Less accumulated amortization     332     231

                                 ----    ----
                                 $145    $191
                                 ====    ====

5.    ASSET RETIREMENT OBLIGATIONS:

      The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the requirements.

      The Company estimates the total future decommissioning and reclamation costs associated with the SJV operations to be $1,600,000. These estimates are formally reviewed by technical personnel every year or more frequently as required by regulatory agencies. The estimated costs have been discounted at 6% per annual to current period values.

                                       2004        2003
                                      -------     ------
Opening balance                       $   326     $    -
Accretion expense                          20          -
Revisions to estimated obligations        754        326

                                      -------     ------
                                      $ 1,100     $  326
                                      =======     ======

      The Company has funds of $1,230,000 (2003 - $326,000) held on deposit in respect of these liabilities.

6.    NON-CONTROLLING INTEREST:

      Significant movements in the non-controlling interest related to the SJV are as follows:

                                     2004         2003
                                   --------     --------
Opening balance                    $ 14,599     $      -
Opening adjustment                        -        5,500
Net earnings (loss)                   4,136         (210)
Cash contributions                   12,678        9,480
Cash distributions                  (12,078)        (171)

                                   --------     --------
                                   $ 19,335     $ 14,599
                                   ========     ========

      An opening adjustment of $5,500,000 in 2003 was recorded to reflect the consolidation of the SJV assets, which had previously been proportionately consolidated.

7.    CAPITAL STOCK:

      (a)   Authorized:

                  Unlimited common shares

      (b)   Issued:

                                                Number of
                                              common shares    Amount
                                              -------------  ----------
Balance, December 31, 2002                      36,302,540   $   54,125
Issued for cash under public offering (b)(i)     7,500,000       45,774
Issued on exercise of special warrants (c)       1,946,129        2,433
Issued on exercise of stock options (d)          1,666,500        2,679
Transferred from stock options on exercise               -        1,062
                                                ----------   ----------

Balance, December 31, 2003                      47,415,169      106,073
Issued for cash under flow-through share
    offering (b)(ii)                             2,500,000       19,929
Issued on exercise of stock options (d)            351,000          364
Transferred from stock options on exercise               -           49

                                                ----------   ----------
Balance, December 31, 2004                      50,266,169   $  126,415
                                                ==========   ==========

      (i) On July 11, 2003, the Company issued 7,500,000 common shares at a price of $6.45 per share for gross proceeds of $48,375,000 pursuant to short-form prospectus filing. Financing costs were $2,601,000, resulting in net proceeds of $45,774,000.

      (ii) On June 17, 2004, the Company issued 2,500,000 flow-through common shares at $8.25 per common share, resulting in gross proceeds of $20,625,000. Financing costs were $1,156,000. A future tax asset of $460,000 was recognized related to the financing costs. The resulting net proceeds were $19,929,000.

      (c)   Warrants and special warrants:

            On January 10, 2003, the Company converted warrants to shares at an exercise price of $1.25 per warrant for cash proceeds of $2,433,000.

                                                     Number of
                                                     warrants
                                                    -----------
Balance, December 31, 2002                           1,946,129
Exercised in 2003                                   (1,946,129)

                                                    ----------
Balance, December 31, 2003 and December 31, 2004             -
                                                    ==========

      (d)   Stock options:

            The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company to acquire up to 5,500,000 common shares. The strike price of these options will not be less than the market price of the common shares at the time of the grant.

            The option vesting period is at the discretion of the directors. All options issued in 2004 will vest 50% after one year from the date of grant and the balance after two years from the date of grant. The options have a term of five years. The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.

      The following table reflects the continuity of options granted under the Plan for the years ended December 31, 2004 and 2003:

                                                     2004                       2003
                                            -------------------------------------------------
                                                          Weighted                   Weighted
                                                           average                    average
                                            Number of     exercise    Number of      exercise
                                             options        price      options         price
                                            ---------     --------    ----------     --------
Outstanding, beginning of year              2,993,000     $   5.31     2,883,000     $   2.05
Granted                                       138,000         5.63     1,779,000         7.12
Forfeited                                    (257,000)        8.43        (2,500)        3.40
Exercised                                    (351,000)        1.04    (1,666,500)        1.61

                                            ---------     --------     ---------     --------
Outstanding, end of year                    2,523,000         5.60     2,993,000         5.31
                                            =========     ========     =========     ========

      The following table summarizes information about stock options outstanding at December 31, 2004:

                          Options outstanding                     Options exercisable
                --------------------------------------  -------------------------------------
                                Weighted                                Weighted
                  Number        average      Weighted     Number         average    Weighted
                outstanding,   remaining      average   exercisable,    remaining    average
   Range of     December 31,  contractual    exercise   December 31,   contractual   exercise
exercise price     2004       life (years)     price        2004      life (years)    price
--------------  ------------  ------------  ----------  ------------  ------------  ---------
$0.40 - $1.00       75,000        1.3       $     0.83      75,000        1.3       $    0.83
$1.01 - $2.00      200,000        2.0             1.50     200,000        2.0            1.50
$2.01 - $3.00      152,500        2.2             2.27     152,500        2.2            2.27
$3.01 - $4.00       15,000        2.4             3.40      15,000        2.4            3.40
$4.01 - $5.00      422,500        2.7             5.00     422,500        2.7            5.00
$5.01 - $6.00      598,000        3.5             5.53     460,000        3.3            5.50
$6.01 - $7.00      565,000        3.3             6.57     565,000        3.3            6.57
$8.01 - $9.00      495,000        3.9             8.57     495,000        3.9            8.57

                 ---------        ---       ----------   ---------        ---       ---------
                 2,523,000        3.1             5.60   2,385,000        3.0            5.60
                 =========        ===       ==========   =========        ===       =========

      The fair value of stock options granted during 2004 and 2003 was estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:

                                    2004       2003
                                   -------    -------
Stock price at grant date          $  5.63    $  7.12
Exercise price                     $  5.63    $  7.12
Expected life of options           2 years    2 years
Expected stock price volatility         49%        99%
Expected dividend yield                  -          -
Risk-free interest rate                  3%         3%

      The weighted average value per option issued in 2004 is $1.67 (2003 - $3.76).

8.    EARNINGS (LOSS) PER SHARE:

      Basic earnings (loss) per share has been calculated by dividing the annual earnings (loss) by the weighted average number of shares outstanding during the year. The diluted earnings (loss) per share is similar to the basic earnings (loss) per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

                                                              2004         2003
                                                          ------------  ------------
Basic and diluted earnings (loss) per share computation:

Numerator:
         Net earnings (loss)                              $      6,489  $    (10,077)
                                                          ============  ============

Denominator:
         Average common shares outstanding                  49,159,794    42,747,614
         Effect of dilutive securities                         968,330             -

                                                          ------------  ------------
Fully diluted common shares outstanding                     50,128,124    42,747,614
                                                          ============  ============

Basic and diluted earnings (loss) per share               $       0.13  $      (0.24)
                                                          ============  ============

      No shares or warrants are added to the denominator when a company is in a loss position as the result is not dilutive. A total of 1,060,000 share options were not included in the 2004 calculation.

9.    RELATED PARTY TRANSACTIONS:

      During 2004, the Company invested $200,000 (2003 - nil) in a private mineral prospecting company. The President of the Company, two other directors of the Company and one other senior executive of the Company also invested in the private mineral prospecting company. The President of the Company is on the Board of Directors of the private mineral prospecting company.

10.   INCOME TAXES:

      The main components that will give rise to future income tax assets and future income tax liabilities are as follows:

                                  2004      2003
                                 -------   -------
Future income tax assets:
         Share issue costs       $ 1,275   $ 1,300
         Non-capital losses            -     5,100
                                 -------   -------
                                   1,275     6,400
         Valuation allowance           -      (100)
                                 -------   -------
                                   1,275     6,300

Future income tax liability:
         Mining properties         3,249     6,300

                                 -------   -------
Net future income tax liability  $(1,974)  $     -
                                 =======   =======

      Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 39% (2003 - 36%) to earnings (loss) before income taxes. The reasons for the differences are a result of the following:

                                                        2004       2003
                                                      --------   --------
Earnings (loss) before income taxes                   $  8,923   $(10,077)

                                                      ========   ========

Computed expected tax (recovery) of statutory rates   $  3,480   $ (3,628)
Resource allowance (deduction)                            (466)       351
Non-deductible stock option expense                        341      1,756
Assets (losses) not previously tax-benefited            (1,108)     1,521
Reduction in valuation allowance                          (100)         -
Non-taxable income                                        (805)         -
Ontario mining duties                                    1,572          -
Mining duties deduction                                   (348)         -
Other                                                     (132)         -

                                                      --------   --------
                                                      $  2,434   $      -
                                                      ========   ========

11.   COMMITMENTS:

      The Company is committed to payments under an operating lease for office space in the total amount of approximately $1,600,000. Annual payments are as follows:

2005                                                    $  400
2006                                                       300
2007                                                       300
2008                                                       300
2009                                                       300

                                                        ------
                                                        $1,600
                                                        ======

      The Company is committed to spending $10,700,000 on exploration in 2005 as part of the flow-through financing undertaken in the current year.

12.   SUPPLEMENTAL CASH FLOW INFORMATION:

                                            2004      2003
                                          --------   --------
Accounts receivable                       $ (4,464)  $ (1,889)
Ore in process                              (2,047)    (1,593)
Inventory                                      (97)      (300)
Prepaid and other assets                       370       (646)
Accounts payable and accrued liabilities    (1,807)     1,722

                                          --------   --------
                                          $ (8,045)  $ (2,706)
                                          ========   ========

Other information:
         Income taxes paid                $      -   $      -

13.   COMPARATIVE FIGURES:

      Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

14. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      Canadian generally accepted accounting principles ("Canadian GAAP") vary in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes:

      (a) Under Canadian GAAP, all costs related to the acquisition, exploration and development of non-producing mineral properties are capitalized. Under U.S. GAAP, mining companies are permitted to capitalize acquisition, exploration and development costs only upon the determination of a commercially mineable deposit. As at July 31, 2003, the Company had proven and probable reserves related only to Phase 1 of the McCreedy West Mine. All Phase 1 costs prior to the fourth quarter of 2003 have been written off. All exploration and development expenses not related to Phase 1 have been written off. Phase 1 development costs after the third quarter of 2003 have been capitalized. Due to differences in asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

14. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (b) Under Canadian GAAP, flow-through shares are recorded at face value when the shares are issued, and the related tax benefit renounced to shareholders is recorded as a reduction to share capital, when recognized. Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference (the "premium"). The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

            The flow-though shares issued during 2002 were issued at a premium of $1,880,000. Upon renunciation of the expenses to the shareholders, income tax expense was recorded for the difference between the deferred tax liability and the liability recognized on issuance. The valuation allowance in the amount of the deferred tax liability results in an income tax recovery equal to the liability recognized on issuance.

            In 2004, flow-through shares were issued at a premium of $6,250,000. This value is recognized as a liability for U.S. GAAP purposes at December 31, 2004.

      (c) Under U.S. GAAP, the Company is required to expense the cost of start-up activities as incurred; these costs were capitalized under Canadian GAAP. Start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenue of $3,782,000 and costs of $2,848,000 (including depreciation of $412,000) incurred during this time have been capitalized under Canadian GAAP.

      (d) Under Canadian GAAP, the Company has expensed the fair value of all options granted after January 1, 2002. Under U.S. GAAP, the Company has adopted the prospective transition method of Financial Accounting Standards Board 148 ("FAS 148") and expensed the fair value of all options granted after January 1, 2003.

14. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

            As a result of the points previously discussed with respect to differences between Canadian GAAP and U.S. GAAP, the following adjustments would need to be made to the financial statements:

                                                         2004           2003
                                                      -----------    -----------
Net earnings (loss) per Canadian GAAP                 $    6,489     $  (10,077)
Exploration and acquisition costs (a)                    (21,000)       (16,970)
Pre-feasibility study mining costs (a)                         -         (4,685)
Mineral exploration properties written off (a)                 -          2,288
Start-up costs                                               441            493
Effect on depreciation of different mining assets          2,139              -
Tax adjustment                                             2,434              -
Non-controlling interest                                   4,107          5,291
                                                      ----------     ----------

Loss for the year per U.S. GAAP                       $   (5,390)    $  (23,660)
                                                      ==========     ==========

Basic and diluted loss per share per U.S. GAAP        $     0.11     $     0.55
                                                      ==========     ==========

                                                         2004           2003
                                                      -----------    -----------
Deficit per Canadian GAAP                             $   16,543     $   23,032
Cumulative exploration and development costs (a)          44,816         23,816
Pre-feasibility study mine development costs               8,431          8,431
Cumulative flow-through share tax income (b)              (2,124)        (2,124)
Flow through premium                                       6,250              -
Share capital                                             (6,250)             -
Effect on depletion, depreciation and amortization
   of different mining assets                             (2,139)             -
Start-up costs (c)                                          (934)          (493)
Stock options (d)                                         (3,159)        (3,159)
Non-controlling interest                                  (9,398)        (5,291)
Tax adjustment on above                                   (2,434)             -
                                                      ----------     ----------

Deficit per U.S. GAAP                                 $   49,602     $   44,212
                                                      ==========     ==========

14. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (e)   Other recent accounting pronouncements:

            Recently issued United States accounting pronouncements have been outlined below. The Company believes the new standards issued by the U.S. FASB will not affect the Company.

            In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

            In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board ("APB") Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

            In December 2004, FASB Statement No. 123 (revised), Share-based Payment, was issued. This Statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

                                                                  DOCUMENT NO. 3

FNX MINING COMPANY INC.                                  2004 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS - MARCH 10, 2005

OVERVIEW

      FNX Mining Company Inc. ("FNX" or "the Company") is in the mineral exploration, development and mining business. The Company applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Company is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production.

      In January 2002, FNX entered into an option agreement (the "Inco Option") with Inco Limited ("Inco") whereby FNX acquired the right to earn a 100% interest in the mineral rights to five properties owned and previously operated by Inco in Canada's prolific Sudbury Basin. The properties were former nickel, copper, platinum, palladium, gold, cobalt producers. FNX immediately assigned its rights in the Inco Option agreement to the Sudbury Joint Venture ("SJV"), which is 75% owned by FNX and 25% owned by Dynatec Corporation ("Dynatec"). The SJV met all requirements to exercise the Inco Option and did so in late 2003.

      FNX is the SJV exploration manager, Dynatec is the SJV mining operator. Inco has the right to process all ore produced on the properties by the SJV and market the base metals. FNX will receive 75% of the proceeds.

      Commercial production commenced at the McCreedy West Mine in November 2003 and the revenue was recognized in the statement of operations commencing January 2004. The McCreedy West Mine produced over 300,000 tons of ore in calendar 2004 and is scheduled to produce at an average rate of 1,000 tons per day in 2005. On-going feasibility studies on the McCreedy West PM Deposit and the adjacent Levack Mine have the potential to triple the Company's production rate to over 3,000 tons of ore per day, if these deposits are brought into full production in 2006 as expected.

      The Company has also initiated an advanced underground exploration program and feasibility study at the Podolsky Property (previously the Norman Property), host to the 2000 and North Deposits. While the Company's rapid expansion plans in 2005 could be funded from operating cash flows and $57 million of cash on hand at December 31, 2004, the possibility of debt will be considered to preserve cash balances for future needs. The Company has zero debt at December 31, 2004. The Company continues to pursue additional nickel opportunities elsewhere in the Sudbury Basin and globally.

      Selected financial information for the past three years is as follows:

                                  2004         2003          2002
Sales ($millions)                $55.9        $    -        $    -
Earnings per share (basic)       $0.13        $(0.24)       $(0.23)
Total Assets ($millions)         $ 141        $  107        $   45 *
Debt                             $   -        $    -        $    -
Dividends per share              $   -        $    -        $    -

* Proportionate consolidation accounting basis. Add $6 million for fully consolidated value.

CRITICAL ACCOUNTING POLICIES

      The Company's critical accounting policies relate to revenue recognition, amortization of property, plant and equipment assets, and production accounting.

REVENUE RECOGNITION

      Phase 1 Mining at McCreedy West started in May 2003 and was suspended during the summer due to a labour disruption at Inco. Mining was restarted in late September 2003. Commercial mining levels were reached in November 2003. Other areas of McCreedy West that have not achieved commercial production status, including the PM Deposit, continue to be capitalized as exploration and development costs.

      For accounting purposes, revenue is not recognized into the statement of operations until an operation reaches commercial levels. Proceeds from Phase 1 pre-commercial production, amounting to $3.8 million, and associated costs, are included as a reduction in the McCreedy West Phase 1 mining property and development asset.

      Revenue recognition into the statement of operations commenced January 2004 as the November 2003 ore shipments were recognized in January.

      Revenue is the product of payable metal produced by the mill and metal price. Payable metal quantities, based on ore tonnage and grade, can be established soon after the ore is delivered to the mill. Recoveries have been previously established based on metallurgical testing. Grade determination is based on assay results from samples collected at the end of the crushing process. Final pricing of production takes from two to five months after the month the ore is shipped to Inco, depending on the metal. This pricing delay corresponds with the time afforded to Inco to process, refine and sell the metal.

      The Company could potentially recognize revenue as early as delivery to the mill or as late as when pricing was determined for each metal. Earlier revenue recognition would require some estimation of final prices and subsequent adjustment of this estimate when the final pricing was known. Later recognition would result in reporting an accurate revenue number but would delay recognition of revenue and costs. Cash flow is not affected by either policy.

      The Company has chosen to recognize all revenue in the second month after the month of shipment to the mill. Nickel and copper revenue for McCreedy West Phase 1 represents over 90% of total revenue and final settlement of these two metals is completed two months after the month of shipment to the mill. Production and cost information will be reported by period which will match operating costs with the revenues generated in each period. All metal revenue will be reported as gross revenue regardless of the type of metal. No metal by-product credits will be applied against operating costs in the statement of operations.

      During 2004 the Company changed its accounting policy related to by product revenue and now accounts for all revenue in the second month after the month of shipment to the mill. The affect of the change was immaterial to the consolidated financial statements.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

      The Company has two broad categories of mining assets; mining property and development assets, representing capitalized exploration and development to place the asset into production, and plant and equipment used to extract ore. Charges to the statement of operations from each category is accounted for slightly differently.

      The amortization of the mining property and development assets is based on tons mined as a proportion of the total tons of ore reserves. The annual amortization expense is based on tons shipped in the period. The amortization rate is adjusted quarterly to reflect any mine asset additions and any change in the remaining ore reserves. Two examples of items which would affect ore reserves would be mining, which would decrease remaining reserves, and exploration success, which would increase the reserves. Ore reserves will be reviewed on an annual basis at a minimum.

      Equipment is amortized on a straight line basis. The useful life of the equipment will be compared to the mine life and the lesser of mine life or asset life will be used. An estimate of the salvage value of the equipment at the end of the useful period will be established and this salvage value will be excluded from the amortization calculation.

      Depreciation and amortization charges for mining property and development assets, including closure costs, are recognized in the statements of operations on a units-of-production basis, calculated based on tons mined and expensed on tons shipped. Mining equipment will be depreciated on a straight-line basis with an allowance for salvage.

INVENTORY, MINING COSTS, AND ORE IN PROCESS ACCOUNTING CONSIDERATIONS

      Mining costs, ore in process and production inventory accounting considerations relate to costing method and the life cycle of costs in the Company's accounts.

      Monthly mining costs are calculated on a per ton basis using tons mined in the month and mining costs incurred for the month. These costs are charged to the ore in process accounts and to the statement of operations, on a first in, first out cost per ton basis, when the associated revenue is recognized.

      Costs move from inventory to ore in process on shipment from the mine to the Inco mill. As revenue is recognized, costs are charged from ore in process to operating costs on a first in, first out (FIFO) basis. The Company feels that FIFO based cost best represents the consistently rapid turnover of mining costs.

      Mill processing costs would also be charged to operations on the same per ton basis as mining costs. Treatment and refining charges are specific to each metal and costs are recognized in the statement of operations when the associated revenue is recognized.

LIQUIDITY AND CAPITAL RESOURCES

      At December 31, 2004 the Company held $56.8 million of cash, an increase of $4.3 million from December 31, 2003. The Company is debt free at this time, although the ability to generate profits and cash flows from operations allows the Company to consider debt and/or equipment leasing at some future time. The Company believes cash on hand and cash generated from operations should be sufficient to finance 2005 cash needs.

      Revenue in 2004 was $55.9 million. Operating costs excluding depreciation and amortization was $31.8 million. Net cash from operations was $24.1 million ($55.9 million less $31.8 million) and the Company's 75% share was $18.1 million.

      In addition to the 25% share of cash from mine operations earned by the non-controlling interest a further $2.0 million was paid as a preferred share of cash distributions on the remainder of the first $14 million of receipts from mining ($0.1 million paid in 2003).

      Corporate costs amounted to $3.8 million, net of interest income receipts. This number is calculated as $5.2 million total corporate expenses, less $1.0 million non-cash stock options and depreciation. The exploration administration expense is further reduced by $0.4 million paid by non-controlling interest, resulting in a balance of $3.8 million.

      Mine additions were $7.7 million and exploration additions in 2004 were $21.0 million. Corporate accounts payable were reduced by $1.8 million. Accounts receivable increased $4.5 million and the cash portion of ore in process and inventory increased $2.1 million, mostly due to Phase 1 production increasing from startup at the beginning of 2004 to steady state at the end of 2004.

      The non-controlling interest contributed $2.6 million in 2004, being approximately 25% of the difference between $35.3 million spent on exploration assets, accounts receivable, ore in process and inventory, and $24.1 million of cash operating margin from the mine (25% of $35.3 million less $24.1 million).

      A total of $19.8 million was raised on sale of equity, mostly through the June 2004 flow-through financing. Marketable securities were sold for $0.5 million. Prepaid reductions contributed $0.4 million. All other, capital additions and short term investments used $0.2 million of cash.

         The cash distribution is detailed as follows ($millions):

                                                        Consolidated
Revenue                                                    $ 55.9
Operating costs before depreciation and amortization        (31.8)
                                                           ------
Cash operating margin from mining (100%)                     24.1

Special distribution on first $14 million revenue            (2.0)
Corporate costs (less interest income)                       (3.8)
Mine asset additions                                         (7.7)
Exploration asset additions                                 (21.0)
Accounts payable                                             (1.8)
Accounts receivable                                          (4.5)
Ore in process and inventory                                 (2.1)
Non-controlling interest                                      2.6
Common shares issued (net of issue costs)                    19.8
Corporate capital, investments and all other                  0.7
                                                           ------
Increase in cash                                              4.3
Opening cash                                                 52.5
                                                           ------

Closing cash                                               $ 56.8
                                                           ======

CASH SPENDING ESTIMATE FOR 2005

      The SJV has three significant capital expansion projects in 2005; Podolsky shaft construction, Levack #2 shaft rehabilitation, and PM Deposit Feasibility Study. These expenditures, combined with the $11.4 million SJV exploration budget for 2005, will result in approved capital spending by the SJV of $40 million in 2005. The Company's 75% share of this spending will be $30 million.

      The SJV would consider additional exploration and capital spending in 2005 if results warrant, as explained below. For example, additional resources may be brought to the footwall discovery behind Levack, following up on success early in 2005.

      SJV spending of $18 million at Podolsky in 2005 will progress the exploration shaft construction so an advanced underground exploration program and feasibility study can be completed through 2006 with potential production in 2007. The $20.6 million of flow-through financing raised in 2004 must be spent by the end of 2005. The Company spent $9.9 million of the flow-through financing in 2004 and will spend the remaining $10.7 million in 2005. Most of this spending will occur with the construction of the Podolsky shaft.

      A feasibility study will be completed in 2005 at the PM Deposit at a cost of $1 million. Pending a positive feasibility study the SJV would incur additional expenditures for equipment and development in an effort to bring this deposit into production in 2005.

      The Levack #2 shaft is being rehabilitated at a cost of $8 million in 2005. Pending a positive feasibility study at the Levack Mine, equipment and development work to bring the Mine to commercial production in 2006 would be incurred.

      The 2005 SJV exploration budget of $11.4 million will be divided approximately equally between the search for a new footwall deposit behind the Levack-McCreedy West Mine Complex and upgrading reserves, resources and working to assist with mine planning.

      Corporate spending levels in 2005 will be similar to 2004 spending levels.

      Cash received from Phase 1 mining in 2005 should increase from the 2004 level. More tons will be shipped in 2005 than in 2004. Inventory, Ore in Process and Receivables have reached full production levels and will not require additional cash. Capital equipment and development at the mine is expected to be $2.1 million in 2005, a decrease from $7.7 million in 2004. Also, the preferred cash distribution on the initial $14 million from Phase 1 was completed in 2004, so the Company will receive 75% of all cash generated from the SJV. Cash production costs may increase slightly on a per ton basis. Phase 1 is expected to generate
7.3 million pounds of nickel and 4.7 million pounds of copper in 2005.

      The Company will spend $0.4 million related to leased buildings in 2005. The Company has the following contractual commitments:

$millions

                                               Asset
                                   Flow      Retirement
                     Leases       Through    Obligation      Total
                     ------       -------    ----------      -----
2005                  $ 0.4        $10.7        $   -        $11.1
2006                    0.3            -            -          0.3
2007                    0.3            -            -          0.3
2008                    0.3            -            -          0.3
2009 and after          0.3            -          1.6          1.9
                      -----        -----        -----        -----
Total                 $ 1.6        $10.7        $ 1.6        $13.9
                      =====        =====        =====        =====

OPERATING RESULTS

MINING OPERATIONS - 2004

REPORTING MONTHS - NOV. 2003 - OCT. 2004 - FISCAL YEAR OF 2004

Tons     Mined             282,020
Tons     Shipped           283,358

Recovered Metal in Shipped Ore

Nickel (lbs)               6,163,083
Copper (lbs)               2,710,280

         Ore shipped during the period from November 1, 2003 to October 31, 2004 was recognized in revenue during fiscal 2004. During this period, a total of 282,020 tons of ore was mined and 283,358 tons of ore were shipped to the custom mill (267,377 tons of nickel ore grading 1.7% nickel and 15,981 tons of copper ore grading 5.9% copper).

         Total ore mined during the fourth quarter was 4% greater than that mined during the third quarter. The fourth quarter ore production during the August to October production period totaled 84,704 tons with 94% of this being from the nickel-rich contact deposits (80,025 tons of nickel ore grading 1.7% Ni and 0.3% Cu) and the balance from the copper-rich footwall deposits (6,028 tons of copper ore grading 6.0% Cu, 0.6% Ni and 0.08 oz./t TPM).

PRODUCTION MONTHS - JANUARY - DECEMBER 2004 - TWELVE CALENDAR MONTHS OF 2004

Tons     Mined             306,095
Tons     Shipped           306,768

Recovered Metal in Shipped Ore

Nickel (lbs)      6,586,586
Copper (lbs)      2,643,279

      During the twelve calendar months of 2004 (January 1, 2004 to December 31,
2004) the SJV mined 306,095 tons of ore and delivered 306,768 tons of ore to the custom mill. This production exceeds the SJV 2004 production target of 300,000 tons. The delivered ore contains an estimated 6.6 million pounds of recovered nickel and 2.6 million pounds of recovered copper.

      The nickel ore production from the McCreedy West Mine's Inter Main Deposit was 79% of the total production, with 10% and 11% from the Upper Main and East Main Deposits, respectively. Due to higher commodity prices, additional lower grade incremental ore was mined during the quarter to optimize the value of the ore deposits and this resulted in an ore grade slightly lower than in the original mine plan. The Company will continue to execute its core mine plan, while optimizing the value of its ore deposits by mining lower grade ore when metal prices are strong.

      Costs for ore shipped to the mill are included in Ore in Process in the balance sheet until the associated revenue is recognized in the statement of operations. Production costs related to unshipped ore are included in Inventory on the balance sheet.

McCREEDY WEST PHASE 1 RESERVES

      The McCreedy West Phase 1 reserves are as follows:

                                                           Tons                  Grade
Probable                                                (millions)   Copper(%)  Nickel(%)  TPM (oz./ton)
December 31, 2003 Reserve
         Contact                                           1.24        0.23        1.91
         Footwall                                          0.12        6.83        0.75        0.17
                                                           1.36

December 31, 2004 Reserve
         Contact                                           1.25        0.21        1.77
         Footwall                                          0.11        6.55        0.76        0.16
                                                           1.36

Mined from Reserve to December 31, 2004
         Contact                                           0.32        0.26        1.67
         Footwall                                          0.02        6.48        0.66        0.14
                                                           0.34

Mined from Outside the Reserve to December 31, 2004
                                                           0.02        0.22        1.00

      McCreedy West Phase 1 reserves were 1.36 million tons at December 31, 2004. Total reserves mined during 2003 and 2004 amounted to 0.34 million tons. Non-reserve ore mined amounted to 0.02 million tons during the same period. Exploration success added 0.34 million tons to reserves at December 31, 2004.

      A more complete discussion of the Company's reserves, calculated under National Instrument 43-101, can be found in the Company's 2004 Annual Information Form.

EXPLORATION

      The SJV exploration spending in 2004 was $12.5 million. In total, 275,005 feet of drilling was completed in 495 holes. At Podolsky, surface drilling tested the 2000 and North Deposits and explored the Sudbury Igneous Contact for contact-style deposits. The North Range Footwall program focused in several areas where the potential for significant copper-precious metal deposits was identified from previous work. An intersection of 20.6% copper, 1.0% nickel and
5.1 grams per tonne platinum, palladium and gold over 27.9 feet together with several shorter intersections of similar grade were encouraging and the exploration budget for the Footwall project was doubled for 2005.

      Results in early 2005 continue to encourage the Company. Two massive sulphide veins located behind the Levack Mine were intersected approximately 3,900 feet below surface. The first vein graded 26.2% copper, 3.0% nickel and
0.42 ounces per ton of platinum, palladium and gold over 10.2 feet. The second vein graded 26.2% copper, 3.7% nickel and 0.45 ounces per ton platinum, palladium and gold over 16.4 feet. In addition the borehole geophysical response was the largest and best yet encountered by the Company on any SJV property. While these results are impressive, much work needs to be done to determine the potential in this exploration area.

      The balance of the holes in 2004 were primarily underground holes directed toward delineating reserves and resources at the McCreedy West Mine's Inter Main, West, Southwest and North extensions, the PM Deposit, and to test the unmined 1300, 1900 and #7 Extension Deposits at the Levack Mine.

      FNX is involved in a joint venture project in Guinea, West Africa and a new nickel deposit in Brazil. Work to date on the Guinea project has been funded by a joint venture partner, while work on the Brazil project was funded and expensed through FNX's $0.2 million investment in a private company.

FINANCIAL

      TWELVE MONTHS

      The Company accounts for the SJV on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% non-controlling interest is accounted for as a non-controlling interest in the revenue, expenses and assets of the SJV.

      The Company reported a profit of $6.5 million in 2004 ($0.13 per share) compared to a loss of $10.1 million ($0.24 per share) in 2003. The Company had no commercially operating mines and no revenue before 2004.

      Revenue for 2004 amounted to $55.9 million, or $197 per ton shipped. Average nickel prices realized were US$6.22 per pound and average copper prices realized were US$1.27 per pound.

      Mine operating costs for 2004 were $37.7 million, including $31.8 million of costs before depreciation and amortization, and $5.9 million of non-cash mine depreciation expenses. Cash operating costs were $112 per ton shipped for 2004. The cash cost per pound of nickel was US$3.18 for fiscal 2004. This number was higher than budget due to a combination of the stronger Canadian dollar and a decision to mine lower grade ore in a strong commodity price cycle. The stronger Canadian dollar resulted in greater costs on conversion to US dollars, compared to the 1.33 budgeted exchange rate. Lower grade ore resulted in less recovered metal per ton of ore, reducing both by product revenue and pounds of nickel.

      A non-cash tax expense of $2.4 million was recorded for 2004, from $nil in 2003. The Company was not profitable before the McCreedy Mine achieved commercial production in 2004 and no tax provision was therefore made in 2003.

      Administration expenses of $3.6 million in 2004 increased from $2.4 million in 2003 due to costs associated with operating a producing mining company in addition to those of an exploration company.

      Exploration administration costs of $2.0 million in 2004 increased from $1.7 million in 2003. Staff increased late in 2003 and these costs were reflected in 2004.

      Stock option expenses of $0.9 million in 2004 decreased from $4.9 million in 2003. A large percentage of the stock options were issued by early 2003 had vested and were expensed by the end of 2003.

      Interest and other income was $1.3 million in 2004 compared to $1.1 million in 2003. Most of the difference related to $0.2 million of fees received for exploration work for another company.

      A non-controlling interest of $4.1 million was recorded in 2004 compared to a $0.2 million recovery in 2003. The increase is due to increased earnings from the SJV.

      Non-cash charges in 2004 amounted to $7.8 million for mine depreciation, corporate depreciation, stock option expenses, and taxes, resulting in an Adjusted EBITDA of $14.3 million.

         Quarterly financial results for 2004 and 2003 (in $000's except per share numbers):

2004                            Q1            Q2              Q3            Q4            Total
Revenue                       $9,511        $13,624        $16,140        $16,653        $55,928
Net earnings                   1,311            178          1,641          3,359          6,489
Net earnings per share        $ 0.03        $     -        $  0.03        $  0.07        $  0.13

2003                          Q1                 Q2                 Q3                Q4                Total
Revenue                    $     -            $     -            $     -            $     -           $      -
(Loss)                      (1,560)            (1,487)            (3,010)            (4,020)           (10,077)
(Loss) per share           $ (0.05)           $ (0.03)           $ (0.08)           $ (0.08)          $  (0.24)

FOURTH QUARTER

      Fourth quarter 2004 revenue from ore shipments delivered from August 1, 2004 to October 31, 2004 was $16.7 million. Average nickel (US$6.35 per pound) and copper (US$1.35 per pound) prices received in the quarter were above budgeted prices of US$5.00 per pound for nickel and US$1.00 per pound for copper.

      The Canadian dollar continued to strengthen significantly in the quarter, averaging CDN1.21 against the US dollar from CDN1.33 in the first half. This $0.11 exchange rate reduction compared to the first six months of 2004 negatively affected fourth quarter revenue by $1.4 million. Rates have eased to the CDN1.23 to CDN1.24 range in early January 2005, compared to the CDN1.25 rate used for the 2005 budget. Cash costs per pound of nickel shipped in the fourth quarter of 2004 were US$3.34. A significant factor in the cash cost per pound increase was the affect of the stronger Canadian dollar on conversion of mining costs to US dollar equivalents.

      Milling and treatment charges were better than expected on a per ton basis. Mining cash costs per ton were higher than in the third quarter. Total cash operating costs per ton, a non-GAAP measure calculated by dividing cash operating costs of material shipped ($9.9 million) by tons shipped (86,053), were $115 in the quarter, lower than the 2004 plan of $118. By-product credits per pound of nickel were negatively affected by the strength of the Canadian dollar. Cash operating margin of $79 per ton is the difference between revenue ($194 per ton) and cash operating costs ($115 per ton). This margin exceeded the 2004 plan of $60 per ton.

      The non-cash tax provision was reduced by $0.3 million ($0.01 per share) in the fourth quarter of 2004. The Company will not pay taxes until previous tax losses are used and does not expect to pay cash taxes in 2005. This expense item represents different recognition periods of profits for tax and accounting.

      Non-cash mining costs of $1.9 million amounted to US$0.84 per pound of nickel reported for revenue in the quarter. The per pound cost can change with ore grade variations and changes in the US:Canadian dollar exchange rate.

      Administration and Exploration Administration costs in the fourth quarter of 2004 decreased compared to the fourth quarter of 2003 with less year-end activity in 2004.

      Stock options are a non-cash charge and this expense was a nominal amount in the fourth quarter of 2004, reflecting the vesting period of the options.

      Interest and other income of $0.6 million in the fourth quarter of 2004 reflects interest rates on cash balances and reflects $0.2 million of fees earned by the exploration department on work for other companies.

      The non-controlling interest expense of $1.1 million in the fourth quarter of 2004 increased from a $0.1 million recovery in the fourth quarter of 2003. This expense relates to the

25% interest in the revenue and operating expenses of the SJV not owned by the Company. Most of this expense item relates to mine operations, with a small amount related to the non-controlling interest share of exploration administration.

      Non-cash income statement charges in the fourth quarter of 2004 amounted to $1.1 million for mine depreciation, corporate depreciation, stock option expenses, and taxes.

      The Company recorded a profit of $3.4 million in the fourth quarter of 2004 compared to a loss of $4.0 million in the fourth quarter of 2003. The results of an operating mine in 2004, combined with a $2.7 million stock option expense in the fourth quarter of 2003 created most of the difference in the quarterly profits.

FINANCING ACTIVITIES

      The Company raised $19.5 million, net of expenses, on issue of 2.5 million shares in June 2004. The Company raised $0.3 million on the exercise of 0.4 million share options. The Company's SJV partner, Dynatec, contributed $12.7 million in 2004 related to their share of SJV capital and operating expenditures. Funds of $12.1 million were distributed to Dynatec in 2004 from cash receipts, including $2.0 million related to a disproportionate distribution of cash received by the SJV. This disproportionate distribution reflects a partial offset of Dynatec's initial funding into the SJV.

RELATED PARTY TRANSACTIONS

      During 2004, the Company invested $0.2 million in a private mineral prospecting company. The President of the Company, two other directors of the Company and one other senior executive of the Company also participated in the private company. The President of the Company is on the Board of Directors of the private company.

Non-GAAP Measures

      Cash operating margin, cash operating costs, cash cost per pound of nickel sold and Adjusted EBITDA are included because management believes that certain investors use this information to assess the Company's performance and the Company's ability to be profitable and generate cash flow. The inclusion of cash operating costs as well as measures such as "Cash operating margin" enables investors to better understand year-over-year changes in production costs, which in turn affect the Company's profitability and cash flow. These data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating costs presented under GAAP.

      The cash cost per pound of nickel sold in the fourth quarter of 2004 (see table below) is calculated by reducing total income statement operating costs before depreciation and amortization ($9.9 million) by all revenue that was not generated from the sale of nickel (by-product revenue of $2.2 million) to arrive at the cash costs attributable to nickel sold in the quarter ($7.7 million). This number is converted to US dollars (US$6.3 million) and divided by pounds of nickel sold in the quarter (1.9 million pounds) to arrive at the cash cost per pound of nickel sold in the fourth quarter of 2004 of US$3.34.

      The cash cost per pound of nickel sold in 2004 (see table below) is calculated by reducing total income statement operating costs before depreciation and amortization ($31.8 million) by all revenue that was not generated from the sale of nickel (by-product revenue of $7.2 million) to arrive at the cash costs attributable to nickel sales in the year ($24.6 million). This number is converted to US dollars (US$19.6 million) and divided by pounds of nickel sold in 2004 (6.2 million pounds) to arrive at the cash cost per pound nickel shipped in 2004 of US$3.18. The increase compared to the 2004 plan of US$2.98 per pound nickel can be attributed to the affect of the Canadian dollar and the decision to take lower grade ore when prices were high.

                                           12 MONTHS            Q4
                                           ---------            --
Revenue ($000's)                           $(55,928)        $(16,653)
Nickel revenue ($000's)                      48,712           14,451
                                           --------         --------
By-product revenue ($000's)                  (7,216)          (2,202)
Operating costs before depreciation
     and amortization ($000's)               31,853            9,860
Cash operating costs ($000's)                24,637            7,658
                                           ========         ========
Cash operating costs ($US 000's)             19,591            6,328
                                           ========         ========

Nickel sold (000's pounds)                    6,163            1,897

Cash cost per pound nickel
    shipped (US$/lb.)                      $   3.18         $   3.34

      The Adjusted EBITDA for the fourth quarter is calculated by reducing the operating costs ($11.8 million) for depreciation ($1.9 million). This $9.9 million cash operating cost is subtracted from revenue ($16.7 million) and the result ($6.8 million) is multiplied by the Company's 75% share of cash operating profit ($5.1 million). Cash expense items of $0.7 million (administration of $0.7 million, exploration administration of $0.5 million, and cash credits of $0.5 million for administration fees and interest revenue) are deducted from the $5.1 million share of cash operating margin to arrive at the Adjusted EBITDA in the fourth quarter of $4.4 million.

      The Adjusted EBITDA for 2004 is calculated by reducing the operating costs ($37.7 million) for depreciation ($5.9 million). This $31.8 million cash operating cost is subtracted from revenue ($55.9 million) and the result ($24.1 million) is multiplied by the Company's 75% share to arrive at cash operating margin ($18.1 million). Cash expense items of $3.8 million (administration of $3.6 million, exploration administration of $1.6 million, and cash credits of $1.4 million for marketable securities, interest and other revenue) are deducted from the $18.1 million share of cash operating profit to arrive at the Adjusted EBITDA in 2004 of $14.3 million.

METAL PRICES AND EXCHANGE RATE OUTLOOK

      FNX Mining is exploring, developing and mining nickel, copper, cobalt, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price fluctuations will significantly affect the results of operations and economics of a mineral deposit. The monitoring of price movements and trends for the Company's target metals are essential to understand and monitor the viability of the Company's assets.

      Most of the costs incurred by the Company are denominated in Canadian dollars. Revenue from metal sales is quoted and earned in US dollars. The US:Canadian exchange rate will also significantly affect the results of operations of the Company.

      Although the Company has not hedged metal prices or exchange rates to date, the Company may do so at some future date.

                                  [PIE CHART]

Official closing prices for the reported commodities at year end were:

                                         2004       2003
                                         ----       ----
Nickel (lb.) (LME)                     US$ 6.90   US$ 7.55
Copper (lb.) (LME)                     US$ 1.49   US$ 1.05
Platinum (oz.) (London PM fix)         US$  859   US$  814
Palladium (oz.) (London PM fix)        US$  184   US$  193
Gold (oz.) (London PM fix)             US$  436   US$  417
Cobalt (lb.) (Metall Bulletin)         US$17.60   US$22.25
$ US: $ Canadian                           0.83       0.77

                                  [PIE CHART]

      Nickel prices were volatile in 2004, starting the year at US$7.55 per pound and fluctuating daily between that price and a low of US$4.75 per pound.

      Historical annual nickel consumption has grown by about 4% since the 1990's and in that respect 2004 was a typical demand growth year. China's infrastructure needs continue to increase the demand for nickel. World nickel demand is expected to continue to exceed the supply of metal in 2005.

      The nickel industry has very little shutdown capacity so there are few sources of immediate supply available. Nickel supplies were estimated to increase by only 0.3% in 2004. Although there are new mines available to bring on line, these projects take time to build and start up. Inco forecasts production from Voisey's Bay will only start to reach the market in 2006 and Goro will follow at a later date. Total world nickel supply is forecast to increase only modestly in 2005.

      Various analysts forecast the 2005 nickel prices to average in the range of US$6.30 per pound based on demand growth and limited additional supply sources.

                     AVERAGE NICKEL PRICE RECEIVED FOR 2004

                                  [LINE GRAPH]

      Copper prices started 2004 at US$1.05 per pound and rose to US$1.49 per pound at the end of the year. Like nickel, strong demand and limited supply growth combined to create price strength. With copper production restarts seen as moderate in the short to medium term, combined with demand increases, many analysts feel conditions will support prices in the US$1.20 per pound range for 2005.

      Precious metal prices are most significantly affected by the US dollar and hence the US economy. Platinum prices rose from US$814 per ounce at the end of 2003 to US$859 per ounce at the end of 2004. The market could move into a surplus position in 2005 as supplies could increase more quickly than demand, which could decrease prices slightly. Palladium prices dropped from US$193 per ounce at the end of 2003 to US$184 per ounce at the end of 2004. As in 2003, a surplus of supply were the problem. Johnson Matthey expects the palladium price to remain range bound in the near term on unchanged fundamentals. Gold prices increased from US$417 per ounce at the end of 2003 to US$436 per ounce at the end of 2004.

      The US dollar weakened against the Canadian dollar, starting the year at
0.77 exchange rate and ending the year at 0.83 to the Canadian dollar. Many analysts are not expecting significant changes in the US:Canadian rate in 2005 due to Bank of Canada comments concerns that a strong dollar relative to the US dollar would hamper economic growth.

      The Company has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database has certain advantages, future exploration success still contains a significant degree of risk.

FORECAST MINING OPERATIONS - 2005

      For the calendar year 2005 the SJV plans to mine a total of 508,000 tons of production, pre-production and development ore; an 80% increase over 2004 production levels. The production ore will come from the McCreedy West nickel contact and copper footwall deposits (including the PM Deposit) and the pre-production and development ore will come from the PM Deposit and the Levack Mine.

      During fiscal 2005 (November 1, 2004 to October 31, 2005) the SJV plans to ship 416,000 tons of Phase 1 (McCreedy West) and PM Deposit ore, with estimated payable metal of 7.6 million pounds of nickel, 6.1 million pounds of copper and 12,500 ounces of platinum, palladium and gold. In addition 35,000 tons of pre-production ore is expected from the PM Deposit and once the reconditioning of the Levack No. 2 Shaft is complete (scheduled in the third quarter of 2005) up to 36,000 tons of pre-production development nickel ore is planned.

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

      Mining operations generally involve a high degree of risk. The Company`s operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

      The Company's activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Company has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore, while other properties in which the Company has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

ORE PROCESSING

      The SJV does not own the facilities used to process the ore mined. Although access to the facilities is regulated by contract, there is no guarantee that future access will be available to the Company.

UNCERTAINTY OF RESERVE AND RESOURCE ESTIMATES

      The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from reserve estimates for, among reasons:

- Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

- Increases in operating mining costs and processing costs could adversely affect reserves;

- The grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore;

- Declines in the market price of the metals may render the mining of some or all of the reserve uneconomic.

      Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of the metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or development of new projects.

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

      Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

FOREIGN COUNTRIES

      The Company is working on properties located in countries other than Canada, currently in Guinea, West Africa and Brazil. Mineral exploration and mining activities in these countries as well as elsewhere may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Company and may adversely affect our business. Operations may be affected in various degrees by laws and regulations with respect to, among other things, restrictions on production, price controls, export controls, exchange controls, income taxes, expropriation of property, social and environmental matters and mine safety.

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

ENVIRONMENTAL RISKS AND HAZARDS

      All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

      Production of mineral properties may involve the use of dangerous and hazardous substances. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Company may become subject to liability for hazards that cannot be insured against.

COMMODITY PRICES

      The profitability of the Company will be significantly affected by changes in market price for nickel and by changes in the US:Canadian exchange rate. During 2005, a US$1 per pound change in the price of nickel will generate a CDN$10 million change in the Company's pre-tax earnings. Each $0.05 change in exchange rates will generate a $2 million change in the

Company's pre-tax earnings.

      The Company has not entered into any hedge agreements in respect of metal or foreign exchange at this time. Such contracts would mitigate gains and losses in situations when the price changed.

      The level of interest rates, the rate of inflation, world supply and demand of base metals and precious metals and stability of exchange rates can all cause significant fluctuations in base metal and precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and precious metals, cash flow from mining operations may not be sufficient to cover operating costs. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and precious metals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

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

CORPORATE GOVERNANCE

      Management and the Board of Directors of FNX recognize the value of good corporate governance and the need to adopt best practices. The Company's corporate governance practices over the last three years have advanced rapidly as a result of our growth from a junior mining company to a member of the S&P/TSX Composite Index and changing rules and guidelines and best practices. The Company is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

      FNX's Board presently has nine directors and eight of them are independent (unrelated). The Board has adopted a Board Mandate outlining its responsibilities and defining its duties. FNX's Board has four committees, these are the Audit, Compensation, Safety Health and Environment, and Corporate Governance and Nominating Committees. All Board Committees, except Safety, Health and Environment, have only independent directors. Each Board Committee has an approved a Committee Charter, which outlines the Committees' mandate, procedures for calling a meeting, and provides access to outside resources. Each Board Committee has an independent chairman.

      FNX's Board has approved a Code of Ethics, which governs the ethical behaviour of all employees, management and directors. Separate trading blackout and disclosure policies are also in place. A whistle blowing procedure was adopted and all relevant policies, charters, mandates, codes and procedures are posted in the corporate governance section of the corporate web site at www.fnxmining.com. For more details on the company's corporate governance practices, please refer to our website.

      FNX's directors have expertise in exploration, mining, banking, legal, financing and the securities industry. The Board meets at least four times a year and Committees generally meet before full board meetings and as required. At every full board meeting the independent directors meet without management and the one executive director being present. In December 2004, an independent Director was elected as Lead Director and chairs the meeting of independent directors held at the end of every regular Board Meeting. While FNX is subject to both the provisions of the Sarbanes-Oxley provisions in the United States as a foreign issuer and Canadian regulatory provisions, FNX's Board and Management incorporate strong corporate governance practices in the belief that such practices provide protection for our investors and add value to the Company.

SEDAR

The Company files its information electronically on www.sedar.com and on the Company's website, www.fnxmining.com. Both web sites are publicly available.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements.

This document discusses forecast metal prices and exchange rates. There is no guarantee that the views expressed in this document will transpire. A production forecast is discussed in this document. There is no guarantee such production levels will be achieved.

Such risks, uncertainties and other important factors are described elsewhere in this discussion and in the Company's other regulatory filings. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

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

B. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C. NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2004.

D. AUDIT COMMITTEE FINANCIAL EXPERT

While the Registrant's Board of Directors has determined that all of the members of its existing audit committee are independent, as that term is defined under the rules and regulations of the American Stock Exchange, no member of the existing audit committee is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. All of the members of the existing audit committee are "financially literate" as required by applicable Canadian securities laws under Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

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

F. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      AUDIT FEES

The aggregate fees billed or to be billed by KPMG LLP ("KPMG"), the Registrant's principal accountants (the "Outside Auditors"), for the fiscal years ended December 31, 2004 and 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$97,000 and Cdn$101,000 (Smith, Nixon & Co. LLP - Cdn$25,000, KPMG - Cdn$76,000), respectively.

      AUDIT-RELATED FEES

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2004 and 2003 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$49,000 and Cdn$23,000 (Smith, Nixon & Co. LLP - Cdn$23,000), respectively. Professional services provided in 2004 included reviews of the Registrant's financial information for each quarter in 2004, reviews of the Registrant's public disclosure documents, including review of it's prospectus in connection with its public offering of common shares. Professional services provided in 2003 included reviews of the Registrant's public disclosure documents, including review of its prospectus in connection with its public offering of common shares and the reconciliation of its financial statements to U.S. generally accepted accounting principals in conjunction with the Registrant's listing on the American Stock Exchange, both of which occurred in the fiscal year ended December 31, 2003.

      TAX FEES

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2004 and 2003 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$25,000 and Cdn$9,000 (Smith, Nixon & Co. LLP - Cdn$3,000; KPMG - Cdn$6,000), respectively. Tax services provided included preparation of tax returns and research into a potential subsidiary.

      ALL OTHER FEES

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2004 and 2003 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs, were nil and nil, respectively.

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

H.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2004.

(Canadian dollars in thousands)

                             Payments due by period

                                                   Less than     1 to 3     4 to 5
                                       Total        1 year       years      years    Thereafter
                                      -------      ---------     ------     ------   ----------
Operating Lease Obligations           $ 1,600       $   400      $  900     $  300           0
Purchase Obligations                  $10,700       $10,700           0          0           0
Other Long-Term Liabilities           $ 1,600             0           0          0     $ 1,600
                                      -------       -------      ------     ------     -------
Total contractual obligations         $13,900       $11,100      $  900     $  300     $ 1,600
                                      =======       =======      ======     ======     =======

Operating Lease Obligations represent amounts payable with respect to leased premises.

The Registrant raised approximately $20.6 million of flow-through financing in 2004 and spent approximately $9.9 million of these funds in 2004. Purchase Obligations represent the approximately $10.7 million remainder that will be spent in 2005, mostly in connection with the construction of the Podolsky shaft.

Other Long-Term Liabilities represent the Registrant's asset retirement obligations.

I.    CRITICAL ACCOUNTING POLICIES

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2004 filed with the Securities and Exchange Commission as Document 3 herein.

J.    AMERICAN STOCK EXCHANGE EXEMPTIONS

On May 30, 2003, the Registrant informed the American Stock Exchange that as permitted by Section 110 of the American Stock Exchange Company Guide, it intended to comply with the Business Corporations Act (Ontario) with respect to its quorum requirements in lieu of those required by Section 123 of the American Stock Exchange Company Guide (which recommends that a quorum for a shareholder meeting of an AMEX listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant's by-laws require a quorum of two persons present in person, each entitled to vote at annual meetings. The Registrant's existing quorum requirement complies with the Business Corporations Act (Ontario) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Ontario). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

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

B.    CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection fwith its Common Shares.

                                    SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   FNX MINING COMPANY INC.

Dated: March 31, 2005              By: /s/ T. MacGibbon
                                       -----------------------------------
                                   By:     A. Terrance MacGibbon
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