Form 40-F
period 2005-12-31
FNX MINING CO INC
filed 2006-04-06
CIK 1191679

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-31704

FNX Mining Company Inc.
(Exact name of Registrant as specified in its charter)

Ontario	1000, 1098	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)

55 University Avenue
Suite 700, Toronto, Ontario
M5J 2H7
(416) 628-5929
(Address and telephone number of Registrants' principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
____________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each Exchange on which Registered:
Common Shares, No Par Value	American Stock Exchange

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

The Registrant had 83,529,972 Common Shares
outstanding as at December 31, 2005

  Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes ___________	82 - __________	No	____X____

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _____X_____	No ___________

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:  Annual Information Form for the year ended December 31, 2005, dated March 30 2006.

Document No. 2:  Audited Financial Statements for the financial year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:  Management's Discussion and Analysis of Financial Condition and Results of Opera-tions for the year endedDecember 31, 2005.

Document No. 1

FNX MINING COMPANY INC.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2005

MARCH 30, 2006

TABLE OF CONTENTS

-i-

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form and the documents incorporated herein by reference contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about drill results, commodity prices and core intersection lengths, in that they constitute estimates, based on certain assumptions of mineralization that may be encountered if a deposit were to be mined. In some cases, forward-looking statements can be identified by the use of words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations;

•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations;

•	risks relating to possible variations in reserves, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined;

•
mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development;\the potential for delays in exploration or development activities or the completion of feasibility studies;

•	the Corporation’s dependence on Dynatec Corporation for mining services until December 31, 2007;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price and foreign exchange rate fluctuations;

•	the Corporation relies on Inco Ltd. (“Inco”) for ore processing;

•	the uncertainty of profitability based upon the cyclical nature of the industry in which the Corporation operates;

•
risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities;

•	risks related to environmental regulation and liability;

•	political and regulatory risks associated with mining and exploration; and

•	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

A discussion of these and other factors that may affect the Corporation’s actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this Annual Information Form and other documents incorporated or deemed to be incorporated in this Annual Information Form. This list in not exhaustive of the factors that may affect the forward-looking statements, These and other factors should be considered carefully by prospective investors, who should not place undue reliance on such forward-looking statements. Forward-looking statements are made based upon management’s beliefs, estimates and opinions on the date the statements are made, which management believes are reasonable, and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CORPORATE STRUCTURE

FNX Mining Company Inc. (the “Corporation”) was incorporated under the Business Corporations Act (Ontario) on June 26, 1984 as Fort Knox Gold Resources Inc. The name of the Corporation was changed to FNX Mining Company Inc. by articles of amendment effective June 20, 2002.

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

The Corporation has one material subsidiary, Aurora Platinum Corp. (“Aurora”). Aurora was continued under the Business Corporations Act (Ontario) and is wholly-owned by the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Sudbury Basin Properties

The Corporation is a growing nickel-copper-platinum-palladium-gold-cobalt producer, developer and explorer, with operations based primarily in Canada’s Sudbury Basin mining camp. The Corporation applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Corporation is to add value to properties through focused exploration and development, with the ultimate objective of bringing the properties into commercial production. Consistent with its objective, the Corporation has evolved beyond its original inception as an exploration company to become a more fully-integrated mining business involved in mining exploration, development and operations. See “- Trends” below.

On November 29, 2001 the Corporation entered into a definitive agreement (the “Option to Purchase Agreement”) with Inco to acquire a 100% interest in the mineral rights to five Inco mineral properties located in the Sudbury Basin, Ontario (collectively, the “Properties”), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties. The Option to Purchase Agreement became effective January 10, 2002 (the “Effective Date”). The Corporation entered into an agreement (the “Dynatec Joint Venture Agreement”) with Dynatec which also became effective on the Effective Date, pursuant to which Dynatec acquired 25% of the Corporation’s interest, rights and obligation in the Option to Purchase Agreement and Dynatec and the Corporation, on the Effective Date, formed a joint venture known as the “Sudbury Joint Venture” (the “SJV”).

All requirements to exercise the Option to Purchase Agreement were met and the option to acquire the mineral rights for the Properties (the “Option”) was exercised by the Corporation and Dynatec on December 1, 2003 resulting in the acquisition Corporation and Dynatec of a 100% interest in the mineral rights to the Properties, as well as the right to access and use such part of the surface rights and on-site facilities as are specified from time to time to permit exploration, development facilities and mining to be completed in, on or under the Properties.

On October 21, 2005, the Corporation acquired Dynatec’s 25% interest in the Properties and the SJV was terminated pursuant to the Dynatec Transaction (as defined below). Accordingly, the Corporation now holds a 100% interest in the Properties. See “- Dynatec Transaction” below.

The Option to Purchase Agreement includes the following additional terms that continue to apply:

•
If the Corporation discovers a New Deposit (as defined in the Option to Purchase Agreement) on any of the Properties and elects to complete a bankable feasibility study on such New Deposit recommending production, and should such New Deposit contain mineral resources having a value (based on then current metal prices) of at least 600 million pounds of nickel equivalent at the time of such bankable feasibility study, Inco has a right to re-acquire a 51% interest in such a New Deposit but not the Properties (the “Back-in Right”) by bringing the New Deposit into commercial production without financial recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the New Deposit. If Inco re-acquires a 51% interest in a New Deposit, Inco and the Corporation will form a joint venture, with Inco as the operator, to hold and operate the New Deposit.

•
Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The SJV, prior to the completion of the Dynatec Transaction, and now the Corporation, is responsible for all environmental liabilities incurred on the Properties that result from the actions taken after the Effective Date. Processing environmental obligations cease upon delivery of ore to Inco.

•
Inco has a right of first offer to purchase any interest in the Properties that the SJV proposes to sell to an arm’s-length third party (the “Right of First Offer”). Inco’s Right of First Offer did not apply to the transfer of interest in the Properties between the Corporation and Dynatec. See “- Dynatec Transaction” below.

On the Effective Date, the Corporation and Inco agreed to a form of off-take agreement (the “Off-take Agreement”) which forms the basis of separate Off-take Agreements to be entered into with Inco upon the commencement of mining of any deposits found on the Properties. As of March 30, 2006, an Off-take Agreement had been entered into with Inco for Phase 1 of the McCreedy West Property. Under each Off-take Agreement: (a) Inco is granted the right (the “Purchase Right”) to purchase all ores produced by the Corporation on the Properties; (b) Inco is required to pay the Corporation for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges; (c) with regard to precious metals produced by the Corporation on the Properties, the Corporation has the right to receive gold, platinum and palladium as product in kind in lieu of a cash payment by Inco; and (d) Inco has the right to refuse to purchase any ores that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such ores, in which case, the Corporation is entitled to have such ores removed from the Properties and processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious and platinum group metals.

Surface facilities were installed and the mine portal was opened at the McCreedy West property in July 2002. Phase 1 Production at the McCreedy West mine was initiated in the second quarter of 2003, with commercial production declared November 1, 2003. Production during 2004 ramped-up from a few hundred tons per day at the beginning of the year and achieved its production target of 1,000 tons per day in April 2004, approximately three months ahead of schedule. Approximately $22 million of mining capital was invested for Phase 1 Mining at the McCreedy West mine. Based on pre-production proceeds of $4 million and the 2004 cash operating margin of $24 million, this mining capital was paid back within the first 12 months of commercial production. In 2005, the Corporation sustained production from the Phase 1 McCreedy West Mine, and ore sold from the PM Deposit at the McCreedy West Mine was included in revenue in the statement of operations commencing with May 2005.

With regard to the area of the Properties known as the Levack Footwall Deposit, the available data are insufficient to determine resources/reserves to date, although strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the deposit extends beyond the boundaries of the area drilled to date. The Levack Footwall Deposit bears many similarities, particularly the geological setting and mineralogy, with other currently producing footwall-type deposits in the Sudbury mining district. Three other footwall zones in proximity to the Levack Footwall Deposit are being drilled and their relationship to the Levack Footwall Deposit is being investigated. A great deal of additional drilling is required to determine the deposit’s size and economic potential. Access options to the Levack Footwall Deposit are being considered. The drilling on the Properties will continue throughout 2006.

A $15.5 million advanced exploration program was initiated in 2002 consisting of extensive surface and underground drilling at the McCreedy West, Victoria and Podolsky properties. In 2003, another $22.0 million was expended on exploration, primarily in detailed underground drilling on the PM deposit and surface drilling at the Podolsky 2000 and North deposits. In addition, Measured and Indicated mineral resources totalling 5.0 million tons were delineated at the Levack mine, plus another million tons in the Inferred category. See “General Development of the Business - Technical Report”. Exploration expenditures totalling approximately $12.5 million were completed in 2004 with a focus on mineral reserve and resource definition and mine planning support. The 2005 exploration budget was $11.4 million. Slightly more that half of the 2005 budget was committed to exploration for new footwall deposits in the North Range and on the Podolsky property. See “General Development of the Business - Three Year History - Technical Report”.

Also in 2004, a bulk sample program was initiated at the McCreedy West PM deposit and the Corporation commenced the construction of a $30 million exploration shaft at the Podolsky deposit. In addition, service and surface rights agreements were entered into by the Corporation in connection with the Levack property in 2004. Surface reconditioning on the Levack No. 2 shaft was completed in 2005.

Acquisition of Aurora

On July 1, 2005, the Corporation acquired all of the issued and outstanding common shares of Aurora (a then-publicly traded company, whose common shares were listed on the TSX Venture Exchange) by way of a plan of arrangement, in exchange for the issuance of 4,270,803 Common Shares to the former security holders of Aurora. Immediately following the acquisition of Aurora, the Corporation transferred all of the common shares of Aurora to its wholly-owned subsidiary, Aurora Holdings Limited, which was incorporated to hold such common shares, and sold 50% of the common shares of Aurora Holdings Limited and, accordingly, a 50% indirect interest in Aurora, to Dynatec, in exchange for 7,716,594 common shares of Dynatec and $12,246,528 in cash. Pursuant to the Dynatec Transaction, on October 21, 2006, the Corporation re-acquired the 50% of the common shares of Aurora that it had previously sold. Aurora was subsequently amalgamated with Aurora Holdings Limited, as a result of which Aurora is currently a direct wholly-owned subsidiary of the Corporation.

Aurora has interests in nickel-copper-platinum-palladium mineral properties and, through portfolio investments, in diamond and precious metal properties, located in Ontario and Quebec. Aurora holds a significant land position in the Sudbury, Ontario mining camp and optioned properties in the Belleterre-Angliers Greenstone belt in the Témiscamingue region of Quebec.

All of Aurora’s properties are in the exploration stage and there can be no assurance that commercially viable mineral deposits or reserves exist thereon.

Aurora’s most material asset is its interest in the Footwall and Foy properties (individually, the “Foy Property” and the “Falconbridge Footwall Property” and, collectively, the “Falconbridge Properties”) located in Sudbury, Ontario pursuant to a joint venture (the “Falconbridge Joint Venture”) with Falconbridge Limited (“Falconbridge”). As at December 31, 2005, Aurora and Falconbridge held a 70% interest and a 30% interest, respectively, in the Falconbridge Properties (other than the Canhorn Property in which Aurora holds a 70% interest in Falconbridge’s 50% interest therein). Aurora’s interest in the Falconbridge Properties is in respect of their mining rights, with Falconbridge holding the surface rights.

On August 28, 2000, Aurora and Falconbridge entered into an option and joint venture agreement (the “Falconbridge Agreement”) regarding the Falconbridge Properties. A portion of the Falconbridge Properties (the “Canhorn Property”) is subject to an agreement dated October 30, 1998 between Falconbridge, Canhorn Chemical Corporation (“Canhorn”) and United Reef Limited (“United”), whereby Falconbridge purchased from Canhorn and United a 100% beneficial interest in the Canhorn Property, subject to a 1% net smelter returns royalty payable as to 0.5% to Canhorn and as to 0.5% to United, up to a maximum of $750,000. The net smelter royalty can be purchased by Falconbridge for $250,000 payable to each of Canhorn and United. Falconbridge subsequently transferred 50% of its 100% beneficial interest in the Canhorn Property to Inco.

Under the terms of the Falconbridge Agreement Aurora earned an initial 60% interest in the Falconbridge Properties from Falconbridge by expending $6 million on exploration over three years. Aurora is the operator of the Falconbridge Joint Venture.

Under the terms of the Falconbridge Agreement, at least 30 days before the beginning of each calendar year, the operator of the Falconbridge Joint Venture is required to submit a program to the management committee of the Falconbridge Joint Venture for its approval, covering a period of up to 12 months. If the non-operator does not elect to participate in a program, then its interest is diluted in the ratio that its expenditures in the Falconbridge Joint Venture is of the total expenditures of both parties. Falconbridge declined to participate in the 2005 program. Accordingly, its interest in the Falconbridge Joint Venture decreased to 30% by December 31, 2005.

Each party to the Falconbridge Joint Venture has a right of first refusal to purchase all or any part of the other party’s interest in the Falconbridge Properties or under the Falconbridge Agreement. However, Falconbridge can, without the consent of Aurora, assign the Falconbridge Agreement, provided that the assignee delivers to Aurora a written undertaking to be bound by the terms and conditions of the Falconbridge Agreement. If the interest of either party is reduced to 10% then that party’s interest is extinguished and converted to a 5% net proceeds of production royalty.

The parties to the Falconbridge Joint Venture may designate one or more claims within the Falconbridge Properties as a “Specific Project”, at which point a joint venture is formed in respect of the Specific Project. Falconbridge, in its discretion, may also designate any area as a Specific Project.

Aurora currently also holds 13,300,000 common shares of Lake Shore Gold Corp., a Toronto Stock Exchange (“TSX”) listed company engaged in gold and base metals exploration in Ontario and Quebec. Lake Shore Gold Corp. owns 100% of the Timmins Gold Project and has a number of properties within the Sudbury, Ontario mining camp.

Aurora also holds 6,860,715 common shares of Superior Diamonds Inc., a TSX Venture Exchange (“TSXV”) listed company with properties in the Superior Craton area of Ontario and in Quebec. These properties are operated both independently by Superior Diamonds Inc. and through joint ventures.

Dynatec Transaction

On October 21, 2005, the Corporation purchased Dynatec’s 50% indirect interest in Aurora by acquiring all of the common shares of Aurora Holdings Limited held by Dynatec and acquired Dynatec’s 25% interest in the Properties and the Sudbury Joint Venture (the “Dynatec Transaction”). As a result of the Dynatec Transaction, Aurora become an indirect wholly-owned subsidiary of the Corporation, the Corporation consolidated its interest in the Properties at 100% and the SJV was terminated.

The Dynatec Transaction is part of the Corporation’s on-going strategy to expand beyond exploration activities and into the development and operating of its mining properties and increase its land position and prospects in the Sudbury Basin.

The Dynatec Transaction was completed on the following terms:

(a)	the Corporation issued 20,500,000 Common Shares to Dynatec;

(b)	the Corporation and Dynatec entered into the following ongoing agreements:

(i)
a voting trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with recommendations of the board of directors of the Corporation on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the Corporation’s board of directors), such agreement ceasing to be in effect should Dynatec’s ownership stake in the Corporation fall below 10% on a fully-diluted basis;

(ii)
a standstill agreement having a three year term that restricts Dynatec’s ability to buy additional Common Shares which would result in Dynatec acquiring more than 19.9% of the outstanding Common Shares, subject to certain exceptions; and

(iii)
a mining services agreement pursuant to which Dynatec will provide contractor mining services at the Properties until December 31, 2007, subject to the Corporation having approval, control and direction over the services provided by Dynatec in exchange for a fee on a cost reimbursement basis that includes a fixed and a variable component;

(c)
the Corporation was provided with a right of first refusal in the event that Dynatec wishes to distribute any of the Common Shares that it holds, which will permit the Corporation to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price acceptable to Dynatec (net of commissions) which, in the event of a sale by way of a prospectus, shall not exceed 95% of the volume weighted average of the trading prices of the Common Shares on the Toronto Stock Exchange for the five trading days immediately prior to receipt of written notice from Dynatec of its election to sell such Common Shares (the “VWAP”) and, in the event of a sale that will not be done by way of a prospectus, shall not exceed the VWAP, and if the Corporation elects not to exercise its right of first refusal or is unable to arrange for the sale of the Common Shares in accordance with terms attaching thereto, Dynatec may, for a period of 90 days thereafter, enter into an underwriting agreement to sell such Common Shares through a public distribution in Canada and, if a prospectus is required in connection with such sale, the Corporation will take such reasonable steps, at Dynatec’s cost, as are necessary to qualify by prospectus in Canada the distribution of such Common Shares; and

(d)
Dynatec was provided with representation on the Corporation’s board of directors that is the greater of two nominees and that number of nominees that is equal to Dynatec’s fully diluted ownership position, for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in the Corporation of at least 10% on a fully-diluted basis).

Other Developments

The Corporation listed its common shares (the “Common Shares”) on the American Stock Exchange (the “AMEX”) in July, 2003 and was added to the S&P/TSX Composite Index in December, 2003.

The Corporation reported its first year of profitable operations in 2004 as a result of mining at the McCreedy West property. The Corporation has changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue is now recognized at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. The Corporation has also changed its accounting policy with respect to broken ore underground. In-process inventory will now be recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. The Corporation feels that these changes better align its accounting policies with its industry peers, and are more reflective of its continuing evolution from a development stage enterprise to a mid tier producer. Both changes have been adopted retroactively in the Corporation’s 2005 financial statements. As a result of the change in accounting policy for revenue recognition, the Corporation’s revenues and, therefore, net earnings will be more volatile in 2006 and beyond as the impact of changing metal prices on provisionally priced sales is recorded in the subsequent periods.

On November 28, 2005, the Corporation closed a bought deal financing pursuant to which it issued an aggregate of 7,500,000 Common Shares at a price of $13.60 per share for aggregate gross proceeds of $102,000,000. GMP Securities Ltd., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Toll Cross Securities Inc. acted as underwriters in connection with the financing.

Technical Reports

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC. (“Patterson”) prepared a report (the “Property Report”) for the Corporation dated March 29, 2006, relating to the Properties and the Falconbridge Properties, entitled “Technical Report on Mineral Properties in the Sudbury Basin, Ontario for FNX Mining Company Inc.”. Set forth as Appendix B to this Annual Information Form is a summary of the Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Property Report. The full text of the Property Report is available at www.sedar.com.

Trends

The Corporation is a mid-tier Canadian mining company focused on mining, developing and exploring its nickel, copper, cobalt and precious metal mineral properties in Sudbury, Ontario. The Corporation has put deposits into production at its McCreedy West Mine in each of 2004 and 2005 and subject to positive feasibility studies plans to initiate mining at its Levack property in 2006 and at its Podolsky property in 2007. In addition, the Corporation considers its Sudbury mineral properties to have excellent exploration potential and is conducting detailed drill testing at its Levack Footwall Deposit discovery. The Corporation has been profitable since it achieved full production in 2004 and as at March 30, 2006 has approximately $200 million in cash and liquid assets and no debt.

The Corporation’s operations are impacted by the price of certain metals. The cash settlement price of nickel on the London Metal Exchange (“LME”) fluctuated considerably in 2005, having opened the year at US$6.37 per pound, reaching a high of US$8.05 per pound on May 12, 2005 and a low of US$5.22 per pound on November 1, 2005 and closing the year at US$6.07 per pound. The LME nickel price averaged US$5.73 per pound in the fourth quarter of 2005, compared to an average of US$6.61 per pound in the third quarter of 2005 and US$6.39 per pound in the fourth quarter of 2004, respectively. The LME cash settlement price on December 31, 2005 was US$6.07 per pound and averaged US$6.68 for the 2005 year, compared to an average price of US$6.28 per pound in 2004. The LME average cash settlement price per pound of nickel has been higher year over year for the past five consecutive years increasing as follows: 2001 - US$2.70; 2002 - US$3.07; 2003 - US$4.37; 2004 - US$6.28; and 2005 - US$6.68. Nickel prices have increased in the first quarter of 2006 and averaged US$6.70 per pound during January and February 2006 and closed at US$6.88 per pound on March 28, 2006.

Nickel prices remained well above historical levels in 2005 due to the growing importance of Chinese nickel demand, signs of improving world economy and a shortage of primary nickel sources. Long-term drivers are expected to be the sustainability of Chinese nickel demand growth, the global supply deficit, a declining US dollar and continuing high energy prices. In addition, AME Mineral Economics has stated that the depletion of scrap resources is expected to affect the price of nickel as such sources accounted for approximately 40% of available nickel in 2004 but have since been depleted due to the increase in nickel prices. World consumption of nickel grew by 2.8% in 2004 to 1.25 million tonnes. In 2005, consumption growth was severely constricted by a supply shortage, resulting in increasing prices. Growth in 2005 was concentrated in China, with China accounting for 60% of the total increase in world consumption between 1999 and 2004.

Management continues to be of the view that the LME average cash settlement price for nickel will continue to be volatile but strong. Each US$1.00 change in the price per pound of nickel is expected to generate a change in the Corporation’s pre-tax earnings and cash flow from operating activities by approximately $9.7 million.

The LME average cash settlement price per pound of copper nickel has been higher year over year for the past five consecutive quarters increasing as follows: 2004Q4 - US$1.40; 2005Q1 - US$1.48; 2005Q2 - US$1.54; 2005Q3 - US$1.70; and 2005Q4 - US$1.95. The LME cash settlement price for copper has continued to increase in the first quarter of 2006 and averaged US$2.24 per pound from January 1 to March 28, 2006, closing that day at US$2.43 per pound. Each US$0.50 change in the price per pound of copper is expected to generate a change in the Corporation’s pre-tax earnings and cash flow from operating activities by approximately $5.9 million. Management is of the view that the LME average cash settlement price for copper will remain strong relative to historic prices.

The Corporation produces by-product platinum, palladium, gold and cobalt. The price of platinum was US$859, US$968 and US$1,065 per ounce on December 31, 2004, 2005 and March 28, 2006,

respectively. The price of palladium was US$183, US$254 and US$330 per ounce on December 31, 2004, 2005 and March 28, 2006, respectively. The price of gold was US$438, US$517 and US$567 per ounce on December 31, 2004, 2005 and March 28, 2006, respectively. The price of cobalt was US$18.50, US$14.75 and US$14.25 per pound on December 31, 2004, 2005 and March 28, 2006 respectively.

The contribution to the Corporation’s revenues from the sale of platinum, palladium and gold is expected to increase in 2006, compared to 2005, as the Corporation produced 10,040 ounces of combined platinum, palladium and gold in 2005 and is budgeting to produce 40,000 ounces in 2006. Cobalt production in 2005 totalled 98,410 pounds and is budgeted at 55,000 pounds in 2006.

The US dollar weakened against the Canadian dollar during 2005, with the Canadian dollar starting at approximately US$0.83 and ending the year at approximately US$0.86. Many analysts are not expecting significant changes in the US/Canadian exchange rate in 2006 due to Bank of Canada comments that a strong dollar relative to the US dollar would hamper economic growth in Canada.

The Corporation has no assurance that future commodity prices or exchange rates will be at a level sufficient to make mining operations viable. While exploration in a proven mining camp in known geological environments with the benefit of a large historic database has certain advantages, future exploration success still contains a significant degree of risk. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Properties

The Corporation’s current business is conducted primarily in Ontario, Canada. As at the date hereof, the Properties and the Falconbridge Properties constitute the only material properties of the Corporation. See “General Development of the Business - Three Year History”.

Other Assets

During 2003, the Corporation liquidated its mineral properties other than the Properties. Such other mineral properties were not considered material to the Corporation. Other assets of the Corporation (that are not cash or marketable securities) consist of the royalty interest (See “- Gunsite Property, Alaska” below) and other investments described below.

Gunsite Property, Alaska

During 2003, the Corporation disposed of its 100% interest in the 7,560 acre Gunsite property located approximately 90 miles north of Anchorage, Alaska and retained a 1.5% net smelter royalty.

Guinea, West Africa

The Corporation holds an option to acquire an interest in a property located in Guinea, West Africa. This interest is not considered to be material to the Corporation as of March 30, 2006. See “Risk Factors -Foreign Countries”.

Other Investments

The Corporation holds 3,150,230 common shares and 2,347,866 share purchase warrants of International Nickel Ventures Corporation (TSX:NVC), representing approximately 14.9% of all issued and outstanding common shares of INV as of March 30, 2006, on a fully diluted basis or approximately 9.9% of the issues and outstanding common shares of INV as of March 30, 2006 on a non-diluted basis. INV holds directly and through an option, interests in nickel laterite properties located in the Goias, state of Brazil.

The Corporation also holds 13,300,000 common shares of Lake Shore Gold Corp. (TSX:LSG) and 6,860,715 common shares of Superior Diamonds Inc. (TSXV:SUP). See “General Development of the Business - Three Year History - Acquisition of Aurora”.

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Foreign Countries”.

Environmental Protection

The Corporation has purchased term deposits in the amount of $1.2 million related to its share of environmental and closure costs in connection with the McCreedy West and Podolsky properties. These term deposits are expected by the Corporation to fund its share of all such environmental and closure costs. Approximately $0.3 million of the $1.2 million worth of reclamation deposits relates to the Corporation’s share of Phase 1 operations on such properties. The remaining $0.9 million relates to the Corporation’s share of the Podolsky property reclamation costs. Amortization of the Phase 1 closure cost amounts to approximately $0.30 per ton of reserves compared to total cash and non-cash production costs of approximately $133 per ton in 2004. The effect of the Podolsky closure costs on the financial position of the Corporation cannot be determined until the proposed exploration program on the Podolsky property is completed, and reserve tons are known. This information is expected to be available in 2006 at the earliest.

Environmental Policies

The Corporation has established a Safety, Health and Environmental Committee, which has in turn adopted a Safety, Health and Environmental Policy concerning the Corporation’s treatment of environmental matters. A copy of the Safety, Health and Environmental Policy is available for review on the Corporation’s website at www.fnxmining.com. For further information concerning the Safety, Health and Environmental Committee, see “Narrative Description of the Business - Corporate Governance”.

Employees

The Corporation had 81 full-time employees as at December 31, 2005. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation may hire additional people as required.

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

The ability of the Corporation to acquire properties depends on its ability to continue to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and precious metals mined or discovered by the Corporation. Base metal and precious metal prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See “Risk Factors” and “General Development of the Business - Trends”.

Corporate Governance

The Corporation has established four committees of the board of directors as follows: the Audit Committee; the Corporate Governance and Nominating Committee; the Safety, Health and Environment Committee; and the Compensation Committee.

The members of the Audit Committee are currently Messrs. Robert B. Low, J. Duncan Gibson and Donald Ross, each of whom are independent and financially literate within the meaning of applicable securities legislation. Each of Messrs. Low, Gibson and Ross is familiar with accounting principles, financial statements and financial reporting requirements as a result of (i) Mr. Low’s experience as a principal of LECG Canada, Ltd., a business valuation/damages quantification consulting firm, as well as his education which includes a Bachelor of Commerce degree and Chartered Accountant designation; (ii) Mr. Gibson’s experience as a senior bank executive which consists of a 27 year career with the Toronto-Dominion Bank, including nine years in Corporate Banking, USA Division, and as Vice-Chairman with responsibility for the Commercial Banking Division, as well as his education which includes a Bachelor of Commerce degree and a Masters of Business Administration degree; and (iii) Mr. Ross’ role as Chairman of the board of directors of Jones, Gable & Company Limited, his experience which includes over 50 years in the investment industry and service on various committees of the Toronto Stock Exchange (including the Stock List Committee), as well as his education which consists of an undergraduate degree from the University of Toronto.

The Audit Committee has adopted a written charter setting out its mandate and responsibilities, a copy of which is set forth at Schedule “A” to this management information circular.

For further information on each of the Audit Committee, the Corporate Governance and Nominating Committee, the Safety, Health and Environment Committee, and the Compensation Committee of the Corporation, please see the Corporation’s management information circular in respect of its upcoming annual and special meeting of shareholders. See “Additional Information”. In addition, all charters, policies and mandates of the Board and its committees are available on the Corporation’s website at www.fnxmining.com.

Audit Fees

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the fiscal years ended December 31, 2005 and 2004 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004
Audit fees(1)	$164,000	$97,000
Audit-related fees(2)	$158,387	$49,000
Tax advisory fees(3)	$38,911	$25,000
All other fees	$Nil	$Nil
Total	$361,298	$171,000

___________________________________
Notes

(1)	Aggregate fees billed for the Corporation’s annual financial statements and services normally provided by the auditor in connection with the Corporation’s statutory and regulatory filings.

(2)
Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(3)	Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

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

Mining operations generally involve a high degree of risk. The Corporation’s operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Corporation does not operate processing facilities or tailings disposal areas, the Corporation does utilize third party facilities and adequate precautions to minimize risk will be taken. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Corporation’s activities are directed towards the search, evaluation, development and mining of mineral deposits. Some of the mineral properties in which the Corporation has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore, other properties in which the Corporation has an interest are subject to preliminary stages of exploration and development programs only, while other properties in which the Corporation holds an interest are in the production stage. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Reliance Upon Contracts

The Corporation does not own the facilities used to process the ore mined. Although access to the Inco facilities is regulated by contract, there is no guarantee that future access will be available to the Corporation.

In addition, the Corporation is reliant upon Dynatec to provide contractor mining services at the Properties until December 31, 2007. Although these services are governed by contract and the Corporation has retained approval, control and direction over the services provided by Dynatec in this regard, it remains reliant upon Dynatec for the actual provision of such services until December 31, 2007.

Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from reserve estimates for, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	increases in operating mining costs and processing costs could adversely affect reserves;

•	the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

•	declines in the market price of the metals may render the mining of some or all of the reserve uneconomic.

Any of these factors may require the Corporation to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Corporation’s profitability. Should the market price of the metals fall, the Corporation could be required to materially write down its investment in mining properties or delay or discontinue production or development of new projects.

Government Regulation

The exploration and development activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration, development and mining activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation’s exploration, development and mining activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and development, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

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

Foreign Countries

The Corporation holds direct or indirect interests in properties located in countries other than Canada, currently in Guinea, West Africa and may, in the future, acquire other properties outside of Canada. Mineral exploration and mining activities in these countries as well as elsewhere may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Corporation and may adversely affect its business. Operations may be affected in various degrees by laws and regulations with respect to, among other things, restrictions on production, price controls, export controls, exchange controls, income taxes, expropriation of property, social and environmental matters and mine safety.

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

Environmental Risks and Hazards

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Production of mineral properties may involve the use of dangerous and hazardous substances. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of the Corporation will be significantly affected by changes in the market price for nickel and by changes in the US: Canadian exchange rate. During 2005, a US$1 per pound change in the price of nickel is expected to generate a CDN$9.7 million (pre-tax) change in the Corporation’s profit as reported on its statement of operations, and each $0.05 change in exchange rates is expected to generate a pre-tax change of approximately 2.1 million in the Corporation’s profit as reported on its statement of operations.

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

Conflicts of Interest

Certain of the directors of the Corporation also serve as directors and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. In the event that a director or executive officer has a material interest in any transaction being considered by the Corporation, any such conflict will be subject to and governed by procedures prescribed by the Business Corporations Act (Ontario) (the “OBCA”) which require a director or officer of a corporation experiencing such a conflict to disclose his interest and refrain from voting on any such matter unless otherwise permitted by the OBCA. In addition, Section 134 of the OBCA provides that every director must act honestly and in good faith with a view to the best interests of the Corporation. Section 134 is a formalization of the fundamental fiduciary duty that a director has to the corporation and encompasses, among other obligations, a duty of loyalty and a duty of confidentiality. As a fiduciary, a director may not interfere with, or take advantage of, any opportunities that rightfully belong to the Corporation. That a director may represent a specific shareholder of the Corporation does not relieve the director from fulfilling his fiduciary duty to the Corporation. If such director was to take any action which preferred the interests of a third party to the interests of the Corporation, such director would be liable to the Corporation for a breach of his fiduciary duty, regardless of any legal duties which such director may have to the third party.

See “Interests of Management and Others in Material Transactions”.

Land Title

Although title to the Properties has been reviewed by or on behalf of the Corporation and title opinions were delivered to the Corporation, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Joint Venture

The Corporation may enter into one or more joint ventures in the future. See “General Development of the Business - Three Year History.” Any failure of any joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Corporate Governance

Management and the Board of Directors (the “Board”) of the Corporation recognize the value of good corporate governance and the need to adopt best practices. The Corporation’s corporate governance practices over the last three years have advanced rapidly as a result of the Corporation’s growth from a junior mining corporation to a member of the S&P/TSX Composite Index and changing rules and guidelines and best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board Mandate outlining its responsibilities and defining its duties. The Board has four committees (the Audit, Compensation, Safety Health and Environment, and Corporate Governance and Nominating Committees). Each Board committee has an approved a committee charter, which outlines the committees’ mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also approved a Code of Ethics, which governs the ethical behaviour of all employees, management and directors. Separate trading blackout and disclosure policies are also in place, as well as formal position descriptions for each of the Lead Director, Chairman/Chief Executive Officer and chairs of each of the committees of the Board. A whistle blowing procedure was adopted and all relevant policies, charters, mandates, codes and procedures are posted in the corporate governance section of the Corporation’s website at www.fnxmining.com. For more details on the Corporation’s corporate governance practices, please refer to its website.

The Corporation’s directors have expertise in exploration, mining, accounting, banking, legal, financing and the securities industry. See “Narrative Description of the Business - Corporate Governance”. The Board meets at least four times a year and Committees generally meet before full board meetings and as required. At every full Board meeting, the independent directors meet in camera. The Lead Director of the Corporation chairs the meeting of independent directors held at the end of every regular Board meeting. While the Corporation is subject to both the provisions of the Sarbanes-Oxley Act in the United States as a foreign issuer and Canadian regulatory provisions, the Board and management incorporate strong corporate governance practices in the belief that such practices provide protection for its investors and add value to the Corporation.

SELECTED FINANCIAL INFORMATION

Annual Financial Information

The following table sets forth, in summary form, certain financial information of the Corporation, as reported in the audited financial statements of the Corporation for the year ended December 31, 2005, with comparative information for the years ended December 31, 2004 and 2003.

	Years Ended (1) (2)
	December 31, 2005	December 31, 2004	December 31, 2003
Statement of Operations Data:

Mine operating revenues	$84,602	$60,411	$6,321
Mine operating expenses	60,252	41,925	3,482
Corporate administration	5,226	3,398	2,384
Exploration administration	2,915	1,970	1,741
Non-controlling interest	4,738	4,282	226
Income and resource taxes	4,721	2,500	666
Net earnings (loss)	4,597	5,997	(8,306)
Basic and diluted earnings (loss) per share	0.08	0.12	(0.17)

	As at December 31,(1)
	2005	2004	2003
Balance Sheet Data:

Cash	$152,460	$56,774	$52,536
Current assets	172,104	71,351	61,841
Current liabilities	18,861	908	2,715
Property, plant and equipment	531,266	69,921	47,662
Non-controlling interest	-	19,075	14,618
Future income and resource taxes	155,404	2,706	621
Shareholders’ equity	555,957	118,713	91,549

______________________________
Notes:

(1)	Amounts are in thousands of Canadian dollars, except per share amounts.

(2)	As restated to reflect changes in accounting policies.

Quarterly Financial Information

The following tables set forth, in summary form, certain unaudited financial information of the Corporation for each of the eight most recently completed quarters ending at December 31, 2005.

	Three Months Ended (1)
	Dec. 31/05	Sept. 30/05(2)	June 30/05(2)	March 31/05(2)

Revenue from Operations	$19,057	$21,087	$21,923	$15,084
Net Earnings (Loss)	2,484	(1,022)	3,094	728
Earnings (Loss) per Share	0.05	(0.02)	0.06	0.01

	Three Months Ended (1) (2)
	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04

Revenue from Operations	$16,653	$16,140	$13,624	$9,511
Net Earnings (Loss)	3,359	1,641	178	1,311
Earnings (Loss) per Share	0.07	0.03	-	0.03
_____________________________
Notes:

(1)	Amounts are in thousands of Canadian dollars, except per share amounts.

(2)	As restated to reflect changes in accounting policies.

DIVIDEND POLICY

The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain cash from operations, if any, for use in its business. Any determination to pay any future dividends will remain at the discretion of the Board and will be made based on the Corporation’s financial condition and other factors deemed relevant by the Board. The Corporation has not paid any dividends since its incorporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation is a growing nickel-copper-platinum-palladium-gold-cobalt producer, developer and explorer, with operations based primarily in Canada’s Sudbury Basin mining camp. The Corporation applies exploration expertise to mineral properties with demonstrated exploration potential and/or past production. The objective of the Corporation is to add value to properties through focused exploration and development and mining, with the ultimate objective of bringing its properties into commercial production. Consistent with its objective, the Corporation has evolved beyond its original inception as an exploration company to become a more fully-integrated mining business involved in mining exploration, development and operations. See “General Development of the Business - Three Year History” and “Narrative Description of the Business - Principal Properties”. The Corporation intends to seek joint venture partners to manage or fund exploration on certain of its properties that are not in Sudbury, Ontario.

Management’s Discussion and Analysis is contained in the Corporation’s Annual Report for the year ended December 31, 2005 available at www.sedar.com and the Corporation’s website, www.fnxmining.com, and is hereby incorporated by reference. See “Additional Information”.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the AMEX under the symbol “FNX”.

The table below sets forth the high and low trading prices and volumes for the Common Shares traded through the TSX on a monthly basis for the period commencing on January 1, 2005, and ending on December 31, 2005.

	High	Low	Volume

January 2005	$ 5.10	$ 4.46	3,500,171
February 2005	$ 4.75	$ 4.56	14,212,903
March 2005	$ 9.36	$ 6.99	24,861,081
April 2005	$ 8.99	$ 7.50	12,353,044
May 2005	$12.24	$ 8.40	15,138,572
June 2005	$12.79	$10.85	8,357,802
July 2005	$12.80	$11.13	2,873,017
August 2005	$14.75	$11.85	6,466,156
September 2005	$15.65	$13.28	6,539,250
October 2005	$15.44	$12.85	6,500,396
November 2005	$14.85	$12.86	11,837,936
December 2005	$13.25	$12.92	11,923,598

DIRECTORS AND OFFICERS

As of March 30, 2006, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over an aggregate of 878,687 Common Shares, representing approximately 10.5% of the total issued and outstanding Common Shares as at such date.

The following table sets forth the name, municipality of residence, office held with the Corporation, date on which each first become a director (if applicable) and principal occupation during the last five years of each of the directors and officers of the Corporation.

Name and Municipality of Residence	Position with Corporation	Period of Service as a Director	Present Occupation if Different f rom Office Held (1)
A. Terrance MacGibbon Oakville, Ontario, Canada	President, Chief Executive Officer and Director	Since 1997	N/A
Donald M. Ross (2) (7) Toronto, Ontario, Canada	Director	Since 1984	Chairman of the Board of Jones, Gable & Company Limited (securities dealer)
James Ashcroft (4) (5) Sudbury, Ontario, Canada	Director	Since 2001	Consulting Mining Engineer
John Lydall (3) Oakville, Ontario, Canada	Director	Since 2003	Mining Engineer and Corporate Director
J. Duncan Gibson (2) (5)(8) Toronto, Ontario, Canada	Director	Since 2003	Retired Bank Executive
Daniel Innes(4) (5) West Vancouver, British Columbia, Canada	Director	Since 2005	President, D.. Innes & Associates, consulting firm
Bruce Walter(3) Toronto, Ontario, Canada	Director	Since 2005	President and Chief Executive Officer, Dynatec
John Lill(4) Toronto, Ontario, Canada	Director	Since 2005	Vice President and Chief Operating Officer, Dynatec
Robert B. Low(2) (3) Oakville, Ontario, Canada	Director	Since 2005	Director of LECG Canada, Ltd., an expert services consulting firm
James Patterson (6) Oakville, Ontario, Canada	Vice President and Executive Consultant	N/A	N/A
Ronald P. Gagel Mississauga, Ontario, Canada	Vice President and Chief Financial Officer	N/A	N/A
Roland Horst Campbellville, Ontario, Canada	Vice President, Business Development	N/A	President and Chief Executive Officer, INV
Tony Makuch Richmond Hill, Ontario, Canada	Senior Vice President and Chief Operating Officer	N/A	Vice President, Operations, Dynatec
Gord Morrison Sudbury, Ontario, Canada	Vice President, Exploration	N/A	N/A
_____________________
Notes:

(1)	All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except as follows:

(a)
Mr. Lydall retired as Managing Director of the Mining Investment Banking Group at National Bank Financial during October, 2003. Prior to his appointment as Managing Director of the Mining Investment Banking Group at National Bank Financial, he held various positions at National Bank Financial and its predecessor company, First Marathon ranging from mining analyst to senior investment banker;

(b)	during November, 2001, Mr. Gibson retired as Vice Chairman of the Commercial Banking Group of a Canadian chartered bank, a position which he held from 1999;

(c)
Mr. Patterson was a consultant to the Corporation from October 2001 to April 2002 and from 1999 to 2001 was Vice President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd., each a mineral exploration company;

(d)
Mr. Gagel is a Chartered Accountant. He was Vice President and Chief Financial Officer of Aur Resources Inc., a mining company, from 1999 to 2004. Prior to his appointment as Vice President and Chief Financial Officer, he held various other positions at Aur Resources Inc. including Treasurer and Vice President, Finance. Mr. Gagel also currently serves as Vice President and Chief Financial Officer of INV;

(e)
Mr. Innes has also served as (i) Vice President Exploration and a director for Southwestern Resources Corp, a mineral exploration company; (ii) President, Chief Executive Officer, Chairman and a director of Lake Shore Gold Corp., a mineral exploration company; and (iii) President, Chief Executive Officer and a director of Aurora;

(f)	prior to 2004, Mr. Low served as Principal of Low Rosen Taylor Soriano, a business valuation/damages quantification consulting firm;

(g)
prior to 2004, Mr. Horst served as Chief Executive Officer and director of Aeroquest Limited (an airborne geophysical surveying company) and as Chief Executive Officer and director of Scintrex Limited (a geophysical instrumentation firm);

(h)	Mr. Walter previously served as Vice-Chairman of Dynatec and as Managing Director and Co-Head Media of the Telecom and Technology Group, BMO Nesbitt Burns Inc.;

(i)
Mr. Lill previously served as President and Chief Operating Officer of BHP Billiton Base Metals, as Chief Operating Officer of Copper Operations for Billiton plc, and as Vice-President, Mining Operations for Rio Algom Limited; and

            (j) Mr. Morrison previously served as a Senior Geologist for Inco Ltd., a mining company.

(2)	Member of the Audit Committee

(3)	Member of the Corporate Governance and Nominating Committee

(4)	Member of the Safety, Health and Environment Committee

(5)	Member of the Compensation Committee.

(6)	Mr. Patterson was a director of Mispec Resources Inc. which, in January, 2000 became subject to a cease trade order for failing to file financial statements.

(7)
Mr. Ross paid a fine of $7,500 in 2001 for charges of failing to file insider and early warning reports in the province of Alberta, paid a fine of $10,000 in 1991 for charges of failing to properly disclose certain information regarding short sales of securities and paid a fine of $14,000 in 1982 for charges of operating an option account without proper documentation on file.

(8)	Mr. Gibson paid a fine for charges relating to the late filing of an insider trading report in the province of Ontario.

Each of the foregoing directors has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Please see the disclosure under the heading “General Development of the Business - Three Year History” for a description of the Corporation’s acquisition of Aurora and the Dynatec Transaction. In connection with the Corporation’s acquisition of Aurora, Daniel Innes, the President, Chief Executive Officer and a director of Aurora was appointed a director of the Corporation. In connection with the Dynatec

Transaction, Bruce Walter and John Lill who are officers and directors of Dynatec were appointed directors of the Corporation.

See also “Risk Factors -Conflicts of Interest”.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company in Toronto, Ontario, and CIBC Mellon Trust in the United States.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares of which 83,689,472 Common Shares are issued and outstanding as fully paid and non-assessable as at March 30, 2006.

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

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the Dynatec Acquisition Agreement and related standstill agreement and voting trust agreement (see “General Development of the Business - Three Year History - Dynatec Transaction” above), the Shareholder Rights Plan of the Corporation and the Arrangement Agreement dated May 3, 2005 relating to the acquisition by the Corporation of its 100% interest in Aurora, are the only contracts that are material to the Corporation that were entered into either (i) within the most recently completed financial year of the Corporation; or (ii) after January 1, 2002 and before the most recently completed financial year of the Corporation and which are still in effect as of March 30, 2006.

See “General Development of the Business - Three Year History”.

INTERESTS OF EXPERTS

Patterson has prepared a property report dated November 7, 2005 which was filed during the most recently completed financial year of the Corporation in addition to the Property Report. Both (i) as of November 7, 2005; and (ii) at all times from November 7, 2005 to March 30, 2006, Patterson has held Common Shares representing less than 1% of all of the issued and outstanding Common Shares.

Mr. Lionel Winter has prepared a report (the “Aurora Property Report”) for Aurora dated February 28, 2005, relating to the Falconbridge Properties, entitled “Falconbridge-Aurora Joint Venture, Footwall and Foy Properties, Sudbury, Ontario” which was filed during the most recently completed financial year of the Corporation. Both (i) as of February 28, 2005, the original date of the Aurora Property Report; and (ii) at all times from February 28, 2005 to March 30, 2006, Mr. Winter has not held any Common Shares.

Roscoe Postle Associates Inc. (“RPA”), an independent geological and mining consulting company, has completed several independent audits of the Corporation’s in-house resource/reserve estimates from March 5, 2003 to March 30, 2006. To the knowledge of the Corporation, both (i) as of March 5, 2003; and (ii) at all times from March 5, 2003 to March 30, 2006, RPA has not held any Common Shares.

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis contained in the Corporation’s Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this annual information form please contact:

FNX Mining Company Inc.
    7th Floor, 55 University Avenue
    Toronto, Ontario M5J 2H7
Tel: (416) 628-5929
    Fax: (416) 360-0550

Email: info@fnxmining.com

SCHEDULE “A”

Charter of the Audit Committee of the Board of Directors

1.   PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of FNX Mining Company Inc. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

•	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•
review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Corporation’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

•	provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

2.   AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

3.   COMPOSITION AND MEETINGS

(a)
The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario), all applicable securities regulatory authorities, and if applicable, the American Stock Exchange (“AMEX”), the Securities and Exchange Commission (the “SEC”), and the Sarbanes-Oxley Act of 2002 (“SOX”). Each member of the Committee shall be financially literate.

(b)
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

(c)
Each member of the Committee shall be “independent” (as defined under the AMEX Company Guide and under SOX) and “unrelated” (as defined under the TSX Guidelines) and shall be remunerated only in accordance with SEC rules and SOX.

(d)
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

(e)
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

(f)	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

(g)
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

(h)
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

(i)
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

(j)	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

(k)	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

(l)
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

4.  RESPONSIBILITIES

            A  Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.
The Committee shall review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, annual and interim earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

4.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in subsection (3), and periodically assess the adequacy of these procedures.

5.
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

6.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.
The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

 B     Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors.

4.
The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

5.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

6.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were

7.	discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Corporation and the Independent Auditors.

8.	The Committee shall review fees paid by the Corporation to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.	The Committee shall monitor and assess the relationship between management and the external auditors, and monitor and support the independence and objectivity of the external auditors.

            COther Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE “B”

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC, (“Patterson”) has prepared a report (referred to as the “Property Report”) for FNX Mining Company Inc. ( the “Corporation”, the “Company” or “FNX”) and dated 29 March, 2006, and is a qualified person as such term is defined in National Instrument 43-101 - Standards of Disclosure for Exploration and Development and Mining Properties (NI 43-101”). This Schedule B to the annual information form of the Corporation dated 30 March, 2006 contains a summary of the Property Report. The full text of the Property Report will be available on SEDAR at www.sedar.com

INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the predecessor company to FNX Mining Company Inc., signed an Option to Purchase Agreement with Inco Limited (“Inco”) by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties for which, as previously indicated, Inco had no current mining or development plans (the “Option”).

The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Podolsky Property) and Kirkwood mines (Figure 1). The Option required continuing exploration and, if warranted, development of the subject properties under a 52 month program within which the Company must spend $30.0 million to earn its interest. Upon signing the agreement with Inco, the Company formed the Sudbury Joint Venture with Dynatec Corporation (“Dynatec”). This joint venture, owned as to 75% by the Company and as to 25% by Dynatec, was formed to explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (“SJV”), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, vested at that date and owned 100% interest in the mineral rights to the five Properties. On 21 October, 2005, FNX acquired Dynatec’s 25% interest in the SJV and now owns 100% interest in the Sudbury Properties. The following Table demonstrates the mining history on the properties acquired.

TABLE 1: Sudbury Project Properties - Production History

			%		oz/t				g/t
Property	Years	Tons	Cu	Ni	Pt	Pd	Au	TPM	TPM
Victoria	1900-23 1973-78 Total	890,000 650,000 1,540,000	2.99 1.26 2.26	2.12 0.83 1.57	na na na	na na na	na na na	na 0.07 +0.06[1]	+2.0
McCreedy West	1974-98	15,800,000	1.70	1.44	0.02	0.02	0.01	0.05	1.5
Levack	1915-29 1937-97	na 60,000,000	1.31	2.00	0.02	0.02	0.01	0.05	1.5
Podolsky[2]	1988-91 1994-97	na 5,710,000	0.33	0.95	na	na	na	0.01	0.3
Kirkwood Open Pit	1914-16 1969-76 1970-72 Total	71,600 2,488,000 134,800 2,694,400	1.53 0.99 0.96 1.00	2.81 0.87 0.53 0.90	na na na na	na na na na	na na na na	na na na na
Notes:
 1 Total PMs estimated in line with production data from 1973-1978 (JMP)
2  Podolsky was formerly known as Norman and production data are from the Whistle Mine.
na: Not assayed or assays unavailable for these elements

During 2005 FNX acquired Aurora Platinum Corp. (“Aurora”), which company’s assets included a large property package in the Sudbury Basin (Fig. 1 and Table 2) (“Aurora Property”) and which is considered highly favourable exploration ground. Much of this ground is joint ventured with Falconbridge Limited (“Falconbridge”) and the program completed by FNX during 2005 was that proposed by the former Aurora management and agreed with Falconbridge. There has been significant production from the Falconbridge Main and Falconbridge East Mines and, though both mines have now ceased production, there is residual non classified mineralization in that part of the Falconbridge Mine which is included in the Aurora Property.

i.

TABLE 2:     Aurora Property
Property	Production	Tons	Cu%	Ni%	% Interest	Ha	Title
Falconbridge - Main	1929 - 83	36,439,000	0.89	1.58	70	1601	Patents
Falconbridge - East	1951 - 90	9,612,000	0.76	1.15			Patents
Foy - Offset Dyke					70	1,341	Patents Leases Staked
Nickel Lake					70	71	Patents
Canhorn					35	628	Patents
North Range		0	0	0	100	6,832	Staked
Cartier		0	0	0	100	475	Staked
TOTALS		46,051,000	0.86	1.49		10,948

The Falconbridge Main and East property, referred to as the Footwall Property, is located in Falconbridge and Garson townships some 15 km northeast of downtown Sudbury. The 16 sq km property is held under Patent and following the completion of the 2005 exploration program, to which Falconbridge did not contribute, is owned as to approximately 70% by FNX and 30% by Falconbridge.

The Foy property, comprising 20 sq km on and around the Foy Offset on the North Range, is located in Bowell, Foy, Tyrone and Harty townships. The ground is held as follows: 1036 ha under patents; 361 ha under 21 year mining leases; 16 ha in one staked claim; 628 ha comprising the “Canhorn Property” which is a 50/50 joint venture between Falconbridge and Inco. With the dilution of Falconbridge’s interest through their non-participation in the 2005 exploration program and assuming the 70/30 split FNX/Falconbridge, FNX now owns 70% of the half interest held by Falconbridge.

The North Range Property, comprising 6,832 ha (43 claims) was staked by Aurora and is an early stage property owned 100% by Aurora. The property, which adjoins the Foy Property on the north and east sides, extends along the northern footwall of the Sudbury Basin within Bowell and Wisner townships for approximately 10 km along strike and is up to four km wide.

The Cartier Property comprises three claims (45 units) staked by Aurora in January 2004 and is located approximately five km west of the FNX McCreedy West Mine.

2.  THE SUDBURY AREA

The properties covered by this report, (FNX % ownership shown in Tables 1 & 2) are located in close proximity to the City of Greater Sudbury, in northeastern Ontario, and approximately 400 km north of Toronto. Access to the advanced properties is by wheeled vehicle on a 12-month basis with access to more remote properties being by bush road and/or ATV or snowmobile. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration.

The development history of the area together with the physiography and climate have been described previous FNX Technical Reports dated 2001, 2002, 2003, 2004, 2005 (“FNX annual technical reports”) and available on SEDAR.

3.  GEOLOGY OF THE SUDBURY AREA

All of the project areas lie within the confines or peripheral to the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

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

A complete description of the regional geology and the three important lithological components of the structure have been described in the above listed FNX annual technical reports, referenced in the bibliography and filed on SEDAR.

3.2  Mineral Deposits

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

The three main types of ore deposits recognized in the Sudbury Basin are referred to as Contact, Offset Dyke and Footwall deposits. Fuller descriptions of these deposit types are contained in earlier reports which are incorporated by reference.

4.  SOURCES, HANDLING AND VERIFICATION OF DATA

4.1	Data Sources

The initial stages of the program were based on the vast amount of data (over 8,000 boreholes) Inco had accumulated during their exploration and mining of the subject properties. Since the original Patterson Report (dated November, 2001) FNX has pursued intensive exploration of the subject properties with the result that an increasing amount of the information has now been generated by FNX and dependence on the Inco data, which are still an integral part of the database, is lessening. The database on the new properties brought by Aurora (referred to as the “Aurora Database”) was generated both by Aurora and Falconbridge for the majority of the Aurora Property. A small part of the Aurora Property package involves an area joint ventured with Inco.

As previously described FNX and its consultants independently verified the historic drill assay data received from Inco. The SJV exploration program generated a significant amount of new data. From inception in March 2002 to 31 December 2005, a total of 1,218,944 ft of diamond drilling was completed in 1,024 drill holes with 608 holes (832,155 ft) being from surface platforms and 1,024 holes (386,789 ft) from underground locations..

Surface drilling was initiated on some of the properties acquired as a result of the Aurora acquisition in mid year. Sixteen holes (36,597 ft) were completed on the Aurora Property

As previously noted the imperial system of measurement has been retained due to the large database inherited from Inco. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious Metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to Imperial Units for consistency during resource estimation.

4.2
Data Verification; Sampling Method and Approach; Sample Preparation & Security; Sample Preparation; Digestion & Analyses; Assay Quality Assurance/Quality Control; Sample Security; Assay Data Verification

Previous FNX annual technical reports as listed above and noted in the bibliography, have detailed the data verification process. Roscoe Postle Associates Inc. (“RPA”), an independent geological and mining consulting company, has completed several independent audits of the FNX in-house resource/reserve estimates as part of reports on the McCreedy West and Levack resource/reserve inventory. These audit reports dated March 5, 2003, August 22, 2003 and October 3, 2003 and a letter report March 22, 2005 to National Instrument 43-101 standards, and referenced in the bibliography included a review of sample preparation and laboratory practices and procedures. The RPA reports have been filed with SEDAR. The RPA reports also include details of surveying procedures, both surface and down-hole; core logging procedures; sampling methods; chain of custody; shipping; sample crushing and grinding; laboratory procedures, including lab controls; check samples by FNX; core storage and other quality assurance / quality control practices.

In this report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, + Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold. All intersection lengths referred to in this report are lengths of drill core and should not be interpreted as being true widths.

Due diligence of the Aurora data was carried out by FNX personnel as part of the acquisition of Aurora. Subsequently these data have been incorporated into the FNX format and subsequent work has confirmed the validity of these data.

5.	FNX MINING - SUDBURY PROJECT

5.1   Infrastructure & Staffing

Following the signing of the agreements with Inco and Dynatec on January 10, 2002, an office was opened in Sudbury in March 2002 and the exploration staff grew rapidly to the current level of 43 comprising 24 geoscientists 11 technicians and 8 support staff. This staff is now dispersed between three locations. The main office, at Kelly Lake Road in Sudbury, handles local administration together with the Podolsky, Victoria and Kirkwood projects. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite and one at the Levack Mine. Geological services to the Podolsky Project are provided by personnel from the Kelly Lake Road office.

Upon purchasing the 25% interest in the Sudbury Joint Venture held by Dynatec, FNX assumed direction and control of all its activities in the Sudbury Basin. Twenty four mining personnel transferred from our former mining operator as FNX built up its mining team. As part of the acquisition of Dynatec’s 25% interest, Dynatec has been retained as mining contractor for a two year period. Fully equipped mine offices are located at McCreedy West, Levack and the Podolsky Advanced Exploration project.

Complete support and mining infrastructure (offices, drys, warehouse, machine shops and other required facilities) have been established at the McCreedy West Mine site where some 160 persons are employed. At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005 and to December 31, Phase 1 (surface infrastructure, headframe and shaft rehabilitation to 2200 ft.) had been completed. Level rehabilitation began in November, 2005 and diamond drilling from underground platforms began in December. Currently 71 persons are employed at Levack.

The Podolsky Project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and shaft sinking to 1,775 ft by year end. A station has been excavated for 32 ft at the 1750 Level. Completion of the shaft is scheduled for the first half of 2006. The portal for the decline to the Podolsky North Deposit was also completed. A fully serviced operation has been established at Podolsky to support the completion of the Podolsky shaft so as to permit continuing exploration of the 2000 Deposit from underground and to take a bulk sample from the 2450 Level as part of the Feasibility Study. At December 31, 2005 there were 67 personnel on site

The two core logging and sampling facilities continue with that at Kelly Lake Rd., in Sudbury, now dedicated to Podolsky, Kirkwood and Victoria core, and that at Levack handling the core from the McCreedy West and Levack mines together with core from the Levack Footwall exploration projects. All exploration and mine site offices are equipped with the necessary computer software and hardware required to manage the aggressive exploration and mining programs being undertaken by the Corporation.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of 13 persons, four of whom are technical professionals.

5. 2	Exploration Statistics

Table 3 shows the cumulative drilling completed to December 31, 2005 since project inception. As access has been gained to the underground workings, more of the drilling at the McCreedy West and Levack mines has been carried out from underground locations. Access to underground drill platforms at Falconbridge’s Craig Mine has permitted more cost and time efficient testing of the Levack Footwall Deposit (approximately 37,000 ft. in 29 holes) and which was discovered in early 2005. Three underground rigs operate from the Craig Mine with a further three from surface. The complement of rigs varied during the year on the different projects with footage drilled as shown in Table 3. FNX’s surface drilling operations are carried out by Major Drilling., with three rigs on the North Range Footwall Project, while Boart Longyear carry out the underground drilling from the Craig Mine (3 rigs) and one to two rigs operating at the McCreedy West Mine and one underground at Levack

During the year drilling began on the properties acquired in the Aurora transaction. A total of 37,478 ft. of drilling was completed in 16 holes on these properties Three deep holes (12,675 ft.) were drilled on the Falconbridge property and 13 holes (24,803 ft.) on the Foy Property on the North Range. These programs were carried out by Boart Longyear with three surface rigs.

Table 3:  Drilling Statistics: From Inception to 31 December, 2005

	SURFACE		UNDERGROUND		TOTALS
	# Holes	Ft	# Holes	Ft	# Holes	Ft
McCreedy West	76	129,241	974	332,409	1,050	461,650
Levack	61	126,618	21	17,386	82	144,004
Podolsky	221	274,475			221	274,475
Victoria	167	101,079			167	101,079
North Range F/W	61	161,125	29	36,994	90	198,119
Kirkwood	6	2,139			6	2.139
Aurora Properties	16	37,478			16	37,478
TOTALS	608	832,155	1,024	386,789	1,632	1,218,944

Approximately 30,000 samples were sent for assay during 2005 for a total since inception of approximately 94,000 samples.

6.  SAFETY, HEALTH & ENVIRONMENT

The directors, management, employees and contractors of FNX Mining place the highest priority on ensuring the best practices of safety, health, environment and community relations are practiced in every Company activity. Together with mining contractor Dynatec, FNX constantly reviews performance in these areas and takes all necessary steps to ensure a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which we work. At December, 2005 FNX had recorded no lost time accidents in our exploration activities and our contractors had, reflecting the increased mining activity at McCreedy West, Levack and Podolsky, incurred three lost time accidents (at McCreedy West) since inception of the project. FNX and all contractors remain vigilant in order to provide the required safety training and to instill best practices.

FNX Mining’s safety, health, environment and community relations programs improved in 2005. First was the commitment by senior management to upgrade the Safety, Health & Environmental Management System to be compatible with the internationally recognized standard ISO 14001 Environmental and OHSAS 18001 Health & Safety Management Systems. These Management Systems provide an organized framework for developing best practices, managing compliance with regulatory requirements and working toward continuous improvement.

The safety record at the Levack and Podosky properties boasted zero lost-time accidents in 2005, thereby maintaining a zero lost-time accident performance over the life of both projects. At McCreedy West, however, three lost-time accidents during the year led to the implementation of Liberty Mutual’s proprietary Managing Vital Performance (“MVP”) program. This program which focuses on positive behaviors that increase safety performance in the work place to reduce the occurrence of injury. The MVP program yielded immediate results resulting in 128 days accident-free from the implementation date to the end of the year.

Recognizing the growth of the Company’s operations in Sudbury, FNX appointed a Director for Environmental Affairs in April 2005 to direct all environmental activities undertaken at the Sudbury operations. In June 2005, an independent Environmental Technical Advisory committee comprised of senior environmental professionals with experience in industry, government and academia was established to guide and monitor the Company’s environmental program and performance. In addition two full-time Environmental Coordinators were hired with one being responsible for the McCreedy West/Levack Properties and the second having responsibility for the Podolsky Property.

Following FNX’s acquisition of 100% of the Sudbury assets in October 2005, the Director’s position was enhanced to include Health and Safety in addition to Environment. The Health & Safety team increased from one to two full-time Safety and Training Coordinators in addition to the two Environmental Coordinators

Public consultations were continued with the local communities in which we operate. Over 100 people attended a meeting in Levack in November 2005 to receive an update on activities at the McCreedy West and Levack minesites. Matters of concern raised at the meeting by locals residents were subsequently addressed by third party studies and the implementation of appropriate mitigative measures. At the evening’s conclusions a number of participants expressed appreciation for the quality and straightforwardness of the information presented.

At Podolsky liaison with the Wahnapitae First Nation (WFN) continued under the terms of a 2004 Memorandum of Understanding (MOU) relating to the development and eventual operation of the mine. A joint Liaison Committee, formed under the MOU, signed a “Terms of Reference” in June 2005, outlining the function and objectives of the Liaison Committee. A Work Program was developed and implemented to include drafting a framework for an Impact Benefit Agreement (IBA). This IBA will serve to formalize the cooperation between FNX and WFN during the development, operation and eventual closure of Podolsky.

At the end of 2005, all necessary environmental leases, licenses and approvals were in place and in compliance at the McCreedy West, Levack and Podolsky Properties. During the year an amendment was requested and received from the Ontario Provincial Government to upgrade the Podolsky high efficiency water treatment plant which has met all regulatory requirements since commissioning in April 2005. Quarterly compliance reports are submitted to the Ministry of Environment.

The scientific environmental baseline study at Podolsky was completed in 2005. Environmental water quality monitoring programs were also completed during the year at the Podoslky, Levack, McCreedy West, Kirkwood and Victoria Properties. The results of these monitoring programs will be used to track the progress of FNX’s environmental protection programs at each site.

Waste rock from the shaft development at Podolsky is being disposed of subaqueously in the closed and flooded Moose Mountain Mine pit, thus preventing oxidation of sulphide minerals.

FNX continues its employee training and holds regular meetings with contractors in order to promote sound work practices and compliance with Company Policy. As a minimum, field staff receive general orientation from the Northern Center for Advanced Technology (NORCAT), standard Workplace Hazardous Materials Information System (WHMIS) training and Emergency First Aid training. FNX is continually updating its Orientation Program and indoctrinates new personnel and new contractors with the objective of increasing awareness of safety, health and environmental issues. Procedures are reviewed with employees on a monthly basis. Requirements and standard operating procedures are outlined in the Safety, Health and Environmental Orientation Manual, which is updated on an annual basis.

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

7.                 RESOURCES AND RESERVES

7.1  Resource Methodology

The methodology employed in resources/reserves estimations has been described in earlier reports as referenced in the attached bibliography. FNX’s mineral resource and reserve estimates are completed by FNX personnel at year-end using 3-dimensional computer block modeling and inverse distance grade interpolation with Datamine software. The resource estimates are converted to reserve by the mine staff after the application of mining parameters and costs. When required, these estimates are subsequently reviewed or audited by RPA, an independent consultant, and conform to NI 43-101.

7.2  McCreedy West/Levack

Further drilling during the reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main Deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit. More detailed drilling of the Footwall Deposits allied with the information gained from the PM exploration ramp and FNX’s increased geological understanding of the footwall environment have supported the long held belief that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit.

Mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance grade interpolation using Datamine software. Resource estimation summary reports are produced describing the model parameters used, including number of drill holes, assay and composite statistics, estimate methodology and interpolation parameters, and volume-tonnage validation. Resource estimations for the McCreedy West Inter Main, Upper Main, East Main and Levack 1300, 1900 and No. 7 deposits were completed using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying the 2004 reserve estimate using the cross sectional polygon method. Previous reports reference several different areas related to the McCreedy West Inter Main deposit, but subsequent infill exploration and production diamond drilling during have shown the McCreedy West contact deposits to be comprised of several discrete mineralized bodies within the SIC contact environment.

7.3  Resources and Reserves Updated to 31 December 2005

During the current reporting period updated resource estimations for the McCreedy West Inter Main, 700 Footwall and Levack 1300 deposits were compiled to reflect current geological interpretations and additional diamond drilling. Production is currently from the nickel-contact deposits (Inter Main and East Main), the 700 Footwall Deposit and the PM Footwall Deposit. Stope access and associated underground mapping have significantly enhanced our understanding of the McCreedy West contact environment and the geological controls on the mineralization.

Resources are converted to reserves where they meet or exceed economic parameters of metal price, off-take, and mining cost after applying appropriate mine planning and dilution associated with the mining methods.

McCreedy West Mine

Table 4: McCreedy West Mine: Summary of Mineral Reserves (at December 31, 2005)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Probable	Contact Deposits	1.21	1.65	0.19	-	-	-	-
	Footwall Deposits - 700	0.12	0.69	6.04	0.04	0.07	0.04	0.15
	Footwall Deposits - PM	0.66	0.27	1.03	0.06	0.07	0.02	0.16
TOTAL		1.99

Notes to Reserves Table:
• All reserve estimates are based on estimates of long-term metal prices of ($US): Cu=$1.50/lb., Ni=$5.00/lb., Pt=$800/oz., Pd=$250/oz., Au=$400/oz. and a Canadian dollar of U.S. $0.85.
•  Reserves are the mineable economic portion of the resources. Contact deposit reserve estimates include mining dilution at grades assumed to be zero, as noted in the text above, and include mining recovery of    about 85%. Mining cut-off for reserves was determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.

•  The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.

•  PM Deposit reserves are based on pre-feasibility metal prices of ($US): Cu=$1.50/lb., Ni=$5.00/lb., Pt=$800/oz., Pd=$250/oz., Au=$400/oz. and a Canadian dollar of U.S. $0.85 and a $36 NSR cut-off based on the Inco Off-Take Agreement metal accountability and a 68% mining recovery.

• TPM = Pt+Pd+Au

Table 5: McCreedy West Mine: Summary of Mineral Resources (at December 31, 2005)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Indicated	Contact	1.15	2.04	0.27	-	-	-	-
	Footwall - 700	0.15	0.65	5.94	0.04	0.08	0.04	0.16
	Footwall -PM	2.66	0.26	1.17	0.07	0.08	0.02	0.17
TOTAL		3.96
Inferred	Contact	0.37	1.63	0.33	-	-	-	-
	Footwall -700	0.01	0.78	6.01	0.07	0.11	0.06	0.24
	Footwall - PM	1.06	0.28	1.11	0.08	0.11	0.03	0.21
TOTAL		1.44

• The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.
• Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
•  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip. The Indicated resource are those blocks above $77/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.

• The PM deposit resource estimate is based on a 0.058 oz/ton TPM cut-off.
•  The Upper PM (950) resource volume is based on a 0.75% Ni equivelent cut-off grade and a minimum 8 ft. true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. and a Canadian dollar of US$0.67. The Indicated resource are those blocks above $87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.

• The 700 Deposit resource estimate includes internal and external mining and sill dilution; estimates for the contact deposits and the PM and Upper PM (950) deposits include internal dilution.
• TPM = Pt+Pd+Au

Levack Mine

Table 6 : Levack Mine : Summary of Mineral Resources  (at December 31, 2005)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Measured	Contact	2.41	2.11	1.07	-	-	-	-
Indicated	Contact	2.53	1.96	0.94	-	-	-	-
TOTAL	Contact	4.94	2.03	1.00	-	-	-	-
Inferred	Contact	0.73	1.91	0.88	-	-	-	-

•  Resource estimates for the 1900 Zone are based on a 1% Ni equivalent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.80/lb., nickel=$3.75/lb., platinum=$525/oz., palladium=$225/oz., Gold=$325/oz. and a Canadian dollar of US$0.67.

• Resource estimates for the Levack 1300, No. 7 and No. 7 extension deposits are based on a 1% nickel cut-off grade and a minimum 8 ft. true width.
•  The remaining Levack resource estimates produced from the INCO MRI are based on either a 1% Ni or 1% Ni equivalent cut-off. Nickel equivalency is based on metal prices of ($US): copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

• Re-interpretation and block model resource estimation resulted in the removal of the No. 7 Zone resources from the INCO MRI during 2005.

8. PROPERTIES

All of the original FNX properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are owned 100% owned by FNX (Table 1). Ownership is primarily by patent but two are mining leases renewable in 2007. The Aurora properties are joint ventured primarily with Falconbridge but also with Inco. The interests, production data (where applicable), size and title are shown in Table 2.

8.1 McCreedy West Mine Property

Location, History, Infrastructure & Environment

The McCreedy West Mine project area, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the rail spur to the Levack Mine is adjacent to the site.

The history of discovery, exploration and mining of this property has been described in detail in previous FNX annual technical reports, as referenced in the bibliography.

As infrastructure has been refurbished and production has ramped up at McCreedy West, environmental monitoring at the site has been structured to meet compliance, monitoring and due diligence requirements. Existing liabilities (i.e. metal concentrations in soil) that could be impacted by the current activities were characterized prior to resumption of production by FNX. Monitoring of local air and surface water quality is performed to supplement the existing monitoring programs being carried out by Inco and Falconbridge as part of their approvals for neighbouring mines.

The annual Public Information Session regarding the McCreedy West/Levack operations was held in November 2005 in the community of Levack to update the community regarding the Joint Venture’s activities at both McCreedy West and the immediately adjacent Levack property.

Property Geology

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig and Hardy).

The geological setting, deposit types and the local geological controls of the deposits have been described in previous FNX annual technical reports as referenced.

Deposit Types

The various deposit types in the Sudbury Basin have been described in previous reports. FNX production at the McCreedy West Mine has been predominantly from Contact Deposits (Inter Main, Upper Main, and East Main deposits, (Figure 2)), which occupy embayment structures and traps that often penetrate into the footwall of the SIC. Mining has been completed on the Upper Main with the continuing production being primarily from the Inter Main with some from the East Main.

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700 Vein Complex; and the PM Deposit. These deposits represent a progression from sharp-walled, massive chalcopyrite veins in the 700 Deposit passing down through the Upper PM to the PM Deposit where mineralization occurs both within veins and as matrix fill within the Sudbury Breccia. An increasing amount of Cu - PGM ore reflects increased tonnage from the PM Deposit for which commercial production was declared during 2005.

Contact-Type Ni-Cu Deposits

As previously described the Upper Main Deposit comprises two mineralized lenses; each consisting of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within granite breccia. During 2005, 17,700 tons were mined and mining has now ceased in this deposit. Total production from the Upper Main was 53,000 tons grading 0.36% Cu and 1.24% Ni. This lower than estimated reserve grade reflects the mining of incremental ore (27,000 tons) during the period of increased nickel prices.

The Inter Main Deposit (Figure 3) is the main source of nickel ore currently being mined at McCreedy West. The geological setting and controls to this deposit have been described in previous FNX annual technical reports. The reserve model of the Inter Main suggests that mineralization occurs over a strike extent of at least 1,100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage. Though the dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

Drilling has resulted in a more constrained interpretation of the Inter Main Deposit while expanding the deposit to include areas previously thought to be isolated from the Inter Main. This has resulted in a greater degree of confidence in the resource/reserve estimate to end December 2005.

The initial reserve statement (July, 2003) of 1,070,000 tons grading 0.21 % Cu and 1.88 % Ni was independently verified and audited by consultants RPA (22 August, 2003). Since inception of mining in 2003 to end December 2005 a total of, 551,943 tons grading 0.3% Cu, 1.7% Ni has been mined from the Inter Main., with 2005 production amounting to 305,253 tons grading 0.3% Cu, 1.7% Ni. The mined nickel grade is somewhat lower than the reserve grade due to mining of incremental material which was classified as ore due to the escalation in the nickel price. As at 31 December, 2005 the Inter Main ore reserve was estimated as 1.17 million tons grading 0.20% Cu and 1.63% Ni.

The East Main Deposit occurs to the east of the main ramp between surface and 920 Level, and consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization.

Mining of the East Main commenced in 2003 and to 31 December, 2005 approximately 46,850 tons grading 0.36% Cu and 1.85% Ni were mined. As with the Inter Main and Upper Main, the mining of incremental ore due to the increase in the price of nickel caused the mined grade to be lower than the reserve grade. At 31 December, 2005 the reserves in the probable category in the East Main amount to 0.04 million tons grading 0.34% Cu, 2.42% Ni.

No exploration is planned in the East Main for 2006 but a geotechnical study is being considered to evaluate the potential for reducing the height of the Crown Pillar.

The exploration in 2005 at the Inter Main Deposit, successfully replaced the ore mined during the year and at year end the probable reserve of nickel ore at McCreedy West amounted to 1.21 million tons grading 0.20% Cu and 1.65% Ni with 93% being in the Inter Main Deposit. The program proposed for 2006 will endeavour to replace the ore mined during 2006 by drilling in the Inter Main and Boundary deposits while continuing to test new areas for expansion of the known deposits

Footwall-Type Cu-PGM Deposit Targets

As previously described, footwall deposits of the Sudbury Basin are emplaced within zones of Sudbury Breccia adjacent to, or in the general vicinity of, contact ore environments. The Sudbury Breccia zones are usually much larger than the footwall ore deposits themselves and exploration to date has shown the presence of significant mineralization proximal to the contact-type deposits at McCreedy West. The

Footwall Type Cu- (+Ni) -PGM deposits are represented at McCreedy West by the 700 Deposit and the PM Deposit..

Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft.

Mining of the veins by narrow vein mining methods commenced early in 2003. Production during 2005 amounted to 27,700 tons with total production since inception amounting to 51,146 tons grading 6.93% Cu, 0.63% Ni, 3.9 g/t TPM.

At 31 December, 2005 the reserves in the probable category in the 700 Deposit amount to 0.12 million tons grading 6.04% Cu, 0.69% Ni and 0.15oz/t TPM.

The PM Deposit is a large mineralized body measuring 1,500 ft by 1,000 ft and more than 150 ft thick. The upper part of the PM Deposit (Figures 2 & 4) is located to the east and down plunge from the 700 Deposit described above. This deposit comprises two distinct styles of mineralization: (i) massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and (ii) a broader zone of irregular stringers and disseminated chalcopyrite blebs.

The main part of the PM Deposit is located below the 1450 Level and within a broad package of footwall Sudbury Breccia (Figure 4). Mineralization typically consists of chalcopyrite ± millerite ± pendlandite + PGM (Pt+Pd Bismuth Tellurides) + gold within a mineralized envelope which generally dips 38° to the southeast.

The morphology and internal structure of the PM has been described in detail in previous reports. The character of the PM Deposit is defined by a series of stacked veins (the largest rarely greater than 2 ft thick) and vein sets which occur at steeper angles (40° to 50°) than the overall dip of the deposit (35°). The orientation of these veins is locally disrupted by large clasts (typically >20 ft in diameter). Veins will tend to wrap large clasts on one side, or bifurcate and surround them. In areas where the vein sets are proximal to one another, stockworks have developed between the veins, forming ‘lode’ zones which are well mineralized for tens to hundreds of feet along strike and dip.

Mineralization within the PM Deposit typically consists of chalcopyrite +/- millerite + PGM (Pt+Pd bismuth tellurides) veins, veinlets, stockworks and disseminations within a mineralized envelope which generally dips -35o to the southeast. Seven styles of mineralization have been recognized and previously described in detail.

In mid 2005 the exploration ramp from the 1550 Level to access the PM with the objectives of creating drill platforms, permit mapping to develop a better understanding of the mineralization controls and to take bulk samples was completed. Approximately 102,450 tons of development and production ore grading 1.1% Cu, 0.3% Ni, 5.4 g/t TPM were produced from the PM in 2005. Some 27,000 tons of this material was development ore with the balance of 75,450 tons being mined following the declaration of commercial production in May, 2005. A resource estimate completed by FNX in January 2005 showing an Indicated Resource for the PM of 2.25 million tons averaging 1.11% Cu, 0.26% Ni, 6.5 g/t TPM (0.19 oz/st)). An additional Inferred Resource totalled 1.06 million tons grading 1.11% Cu, 0.28% Ni, 7.5 g/t TPM (0.22 oz/st). This resource estimate, which is NI 43-101 compliant, was audited by Independent Consultants, RPA, March 22, 2005 letter report available on SEDAR.

An in-house resource estimate dated December 31, 2005 for part of the PM Deposit showed 2.66 million tons grading 1.17% Cu, 0.26% Ni, 0.17 oz/t TPM. Reserves were generated from this resource and at the end of December, 2005 these were reported as 0.66 million tons grading 1.03% Cu, 0.27% Ni, 0.16 oz/t TPM.

Figure 4

PM Mining

Figure 4 shows the trace of the ramp development through the PM Deposit and the areas from which initial mining took place. As noted above, the total delivered to the mill was 103,450 tons grading 1.1% Cu, 0.3% Ni, 5.4 g/t ( 0.16 oz/st) TPM . Commercial production was declared in July 2005. An initial reserve was established for a portion of the deposit and at December 31, 2005. This reserve, in the probable category, was stated as 0.66 million tons grading 1.03% Cu, 0.27% Ni, 0.16 oz/t TPM. Details of the reserve are presented in Table 4 together with assumptions.

PM Deposit Development and Exploration in 2006

In addition to the current production the Deposit will again be the focus of significant exploration in 2006 with the objective of converting the higher grade inferred resource to indicated and by drilling to expand the resource. Approximately 10,000 ft of drilling have been allocated for this program with a total budget of $589,500.

Mining

The underground mine operations at the McCreedy West Mine are accessed via a -20% decline extending from surface to the 1600 Level. Emergency egress from the mine is via a raise ladderway system extending to the 1600 Level. Access to the PM Deposit was achieved by a decline from the 1550 Level and commercial mining in the PM was initiated in May 2005.

The details of the mining methods at McCreedy West have been described in previous referenced reports and mining continues in all deposits with exception of the Upper Main where reserves have been depleted.

For calendar year 2005 a total of 437,367 tons of ore was delivered to the custom mill. This ore was mined from contact nickel and footwall Cu-PGM deposits., with the majority, approximately 326,700 tons, being nickel ore grading 0.3% Cu, 1.7% Ni. The 700 Deposit, which was the only source of copper ore in previous years, has now been augmented with higher tonnages from the lower grade PM Deposit which is amenable to longhole mining. This resulted in a significant increase in Cu/PGM ore with a total of 110,716 tons being delivered, 75% of which came from the PM Deposit. A further 20,444 tons of PM material was delivered as pre-production ore.

Details of management of the environmental aspects of the McCreedy West operations have been described in previous FNX annual technical reports as noted in the bibliography. In summary, the objective of the McCreedy West Mine site environmental management plan is to provide for “walk-away” closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site, and none are planned.

The installation of a new crusher building was completed in 2004, and the Ministry of Northern Development and Mines (“MNDM”) approved an amendment to the Levack-Onaping Closure Plan to cover this additional infrastructure.

Recommended Work Program and Budget

The primary objective of the 2006 program is to continue to expand the resource and reserve base at McCreedy West Mine by delineation diamond drilling, additional testing of known targets together with exploration drifting and associated underground mapping and sampling.

The program includes drilling to ensure the continuation of nickel production at 1000 tpd by further infill and expansion of the Inter Main Deposit and to continue to push the limits of the deposits east towards the Levack Property and southwards towards the Property boundary. A drill program will focus on delineating the Boundary Deposit.

As previously noted the SIC between the McCreedy West Inter Main Deposit and the Levack Mine is a prime target area with some local indications suggesting the potential for mineralized zones but which is only sparsely (300 ft - 400 ft spacing) drilled. The associated footwall is also relatively untested.

This nickel exploration program is budgeted at $1.26 million.

The 2006 program will also focus on upgrading the resources in the PM Deposit, increasing the reserve base and drilling to expand the Deposit . This program is budgeted at $0.59 million.

The total budget for the 2006 McCreedy West exploration program is $1.85 million.

8.2  Levack Mine Property

Location, History, Infrastructure & Environment

The Levack Mine property, comprising 811.37 acres in six mining patents, is located 34 km northwest of Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above. Access is via a year round highway and a rail spur passes through the property.

The Levack Mine, the first deposit discovered on the North Range (1887) operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 tons grading 1.31% Cu, 2.00% Ni, 1.5 g/t TPM.

FNX began exploration on the Levack property in March, 2002 and in late 2003 released an indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni from a detailed review of the Historic Mineral Inventory. The total inferred resources were stated as 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates, completed in-house by FNX personnel and consultants, were reviewed and audited by independent consultants RPA in a report dated October 3, 2003 and available on SEDAR. As previously reported continuing definition drilling from underground platforms promoted much of the 1300 Deposit resource to the indicated category.

Much of the infrastructure at Levack Mine remains accessible. By the end of 2005, the No. 2 Shaft, a multi-compartment vertical shaft to a depth of 3,970 ft and the main production shaft for the previous mining activity, had been reconditioned to 2,000 ft.with the target for shaft rehabilitation being the 2650 L. Access has been re-established on the 1200, 1300, 1500 and 1800 Levels. Initial pre-production is planned in late 2006 from nickel contact deposits as follows: the 1300 Deposit extending from the 1000 to 1500 Level and estimated to have an indicated resource of 274,000 tons grading 2.2% Ni, 0.7% Cu; the partially mined #7 Deposit located to the west and down-dip from the historic Levack Main Orebody containing an indicated resource of 335,300 tons grading 2.1% Ni, 0.5% Cu; the #7 Extension Deposit at the SIC contact between the Main Orebody and the #7 Deposit and containing an indicated resource of 487,000 tons grading 1.5% Ni, 0.3% Cu; and the 1900 Deposit in proximity to the 1300 Deposit and containing an inferred resource of 176,500 tons grading 2.3% Ni, 1.9% Cu.

The work force at Levack at 31 December, 2005, was 71 personnel.

The Levack Mine is covered by the same joint Inco-Falconbridge environmental Closure Plan as the McCreedy West Mine. Details of the environmental management have been given previously (FNX annual technical reports). During the year a new Certificate of Approval (Air) was received for the site and this authorizes the discharge of emissions to air from stationary and mobile equipment and addresses noise and dust issues associated with mine activity.

The annual Public Information session addressing the Levack Mine operations was held in November 2005 in the community of Levack and provided an update to the community on FNX’s activities at both the Levack Mine and the adjacent McCreedy West Mine.

Property Geology & Mineralization

The Levack Mine is located on the northwest margin of the SIC and adjoins the McCreedy West Property on the east side. It is situated within the Levack Trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45° southeast and contains all of the major North Range sulphide deposits (Figure 1).

The regional and local geology have been described in previous FNX annual technical reports.

Deposits

The Ni-rich deposits of interest at Levack Mine (Figure 5) are represented by the 1300, No. 7 and the No. 7 Extension (7X) Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE - rich types and as previously noted, mineralization within this deposit may be transitional from Ni-rich sections to more Cu enriched zones.

The other prime target area at the Levack Mine is the large expanse of footwall rock extending north from the SIC contact. This setting is the host a to number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground. As described in Section 8.3, FNX announced a significant discovery in this footwall environment in late February 2005, and subsequent news releases in May, August and October, 2005 with a further news release dated 27 February, 2006 documented the expanding significance of this discovery.

The 1300 Deposit is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The results of the drilling undertaken to October 31, 2005 have been presented in previous FNX annual technical reports as referenced .

The proposed 2005 exploration program for Levack identified the 1300 Deposit as the focus of much of the 2005 underground exploration drilling program. However, delays in rehabilitation of the infrastructure and the requirement to make safe all working places delayed the commencement of this program.

The No.7 Deposit & 7 Extension (7X) area of Ni-Cu contact-type mineralization is located down dip and to the west of the Levack Main Orebody (Figure 5 ). Partially mined prior to the Levack Mine shutdown, the #7 contact deposit contains significant resources and will be an initial focus for production. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite and this, together with the style, mode of occurrence and significant intersections of this mineralization, have been described in previous FNX annual technical reports.

In addition to the partially mined portions of the deposit, an undeveloped exploration area to the east of this deposit has significant potential. This area, known as the No. 7 Extension (No. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1,000 ft down dip. Thirty-seven historical boreholes with 48 intersections, 26 of which are greater than 10 ft, cut the zone, and assays (previously reported) show that Ni values exceed copper values by a ratio of at least 2:1 with negligible PGE values.

In 2005, 10,000 ft of underground drilling had been planned for the No. 7 and No. 7 Extension. However, as with the 1300 Deposit, delays in rehabilitation of the infrastructure and the requirement to make safe all working places, caused this program to be deferred to 2006.

The 1900 Deposit is located down dip from the mined Intermediate Deposit, (Figure 5) and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia. Mineralization and drilling results from this deposit have been described previously (FNX annual technical reports). No drilling was carried out on this target in 2005.

LEVACK PROPERTY
Longitudinal Section

Southwest
Northeast
No. 2 Shaft
Main
I
Intermediate
No. 1
No. 2
1300 Zone
No.7X
1600 L
approx. 6800 feet to McCreedy West Ramp
1900 Zone
No. 7
20 Pillar
No. 3
No. 3 Internal Shaft
3600 L
34 Pillar
9000 E
11000 E
13000 E
0
1000
Feet
Mined Areas
Not Previously Mined
Remnants from Historical Mining
Measured and Indicated Resources
Inferred Resources

FIGURE 10

Figure 5

8.2.4  Resources

The Company has previously announced a resource estimate of 4.6 million tons grading 2.06% Ni, 1.03% Cu in the measured and indicated resource categories and an additional 0.98 million tons grading 1.97% Ni, 0.86% Cu in the inferred resource category. As noted above, details of this resource estimate, audited by independent consultants RPA, have previously been reported as referenced in the bibliography. The resource to December 2005, (4.94 million tons grading 2.03% Ni and 1.0% Cu) reflects the promotion of part of the 1300 Deposit to Indicated from Inferred. .

Table 7:  Levack Mine -Summary of Mineral Resources (as at December 31, 2005)
LEVACK MINE
		Tons	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.53	1.96	0.94	-	-	-	-
TOTAL	Contact Deposits	4.94	2.03	1.00	-	-	-	-
Inferred	Contact Deposits	0.73	1.91	0.88	-	-	-	-

Recommended Work Program and Budget

The 2006 recommended work program of delineation and definition drilling from underground platforms is included within the Levack Mine mining budget.

8.3   NORTH RANGE FOOTWALL EXPLORATION

Geological Setting & Concept

As previously noted (FNX annual technical reports), all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig, Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC (Figure 6). The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration by FNX in the footwall rocks to the north of the mines had demonstrated potential for this belt to host similar deposits.

Within the McCreedy West property, previous wide-spaced drilling had indicated favourable zones of Sudbury Breccia with trace Cu-Ni-PGM sulphide mineralization. On the adjacent Levack property, the brecciated footwall rocks had been tested by a small drilling program and surface mapping had identified large zones of favourable footwall Sudbury Breccia.

The Footwall Discoveries

Upon completion of surface mapping in 2003 and initial drill testing in early 2004, the footwall to the Levack Main Orebody became the focus of much of the footwall program for the remainder of 2004. Surface mapping of these footwall rocks identified areas of significant, locally weakly mineralized,

Sudbury Breccia showing characteristics suggestive of proximity to mineralization. Five holes drilled in 2004 tested these surface exposures. In the period 1 March, 2004 to 28 February, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The results of this drilling have been described previously (FNX annual technical report to 28 February, 2005).

In the period from January 1, to December 31, 2005 a total of 51 holes (119,025 ft) was drilled in the footwall program. Twenty-three surface holes (82,360 ft) were drilled in the 12 month period with a further 28 holes (36,665 ft.) from underground locations between May and December, 2005. This drilling has resulted in the discovery of three deposits to date: the Levack Footwall Deposit, the Lower Levack Footwall Zone, and the previously known Rob’s Zone (Figure 7). A series of news releases (May, August and October, 2005) chronicled the progress of this program and currently (March 2006) there are three surface rigs and three underground rigs following up this important discovery. A further news release in February 2006 updated progress and continued to expand the most significant high grade Footwall Deposit Deposit which is still open in all directions

Because of the depth to target (>5,000 ft) and the requirement to keep holes on target by wedging, each hole from surface takes a long time to complete. FNX has gained access to underground drill platforms at the adjacent Craig Mine of Falconbridge from which three rigs are currently operating. These holes require less footage to reach the target (1,500 - 2,000 ft) thereby permitting more rapid and cost efficient testing of the deposit. It will be noted that in the underground drilling program from the Craig Mine, 28 holes were completed in eight months as opposed to 23 holes from surface in the 12 month period.

All drill intersections are included in the Technical Report dated 31 March, 2006 and in the above noted news releases which have been filed on SEDAR.

A schematic cross section (Figure 7) shows the relationships of the deposits, their proximity to existing mining infrastructure and the underground drill platforms in the Craig Mine.

In addition, Figure 8 shows the pierce points of all drillholes through the three zones.

In November 2004, the decision was made to deepen FNX 6010 which had originally been collared in February 2003 and terminated at 2,550 ft in April 2003. The decision to reenter this hole was based upon a better understanding of the geology of the footwall allied with a borehole UTEM survey which suggested a favourable conductive environment at greater depth. This hole (FNX6010B) was drilled beneath the Main Orebody and intersected variably mineralized Sudbury Breccia throughout its length until 5,000 ft down-hole, at which depth narrow veins, blebs and disseminations of bornite-chalcopyrite-millerite and native silver were encountered. Below 5,152 ft, no further significant mineralization was encountered until 5,357.2 ft down hole, where two large massive sulfide veins were intersected with the following results:

5,357.2 - 5,367.4 ft      26.2% Cu, 3.0% Ni, 14.5 g/t (0.42 oz) Pt+Pd+Au / 10.2 ft.
5,395.0 - 5,411.4 ft     26.2% Cu, 3.7% Ni, 15.4 g/t (0.45 oz) Pt+Pd+Au / 16.4 ft

In addition to these significant intersections of mineralization, this hole also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the FNX Sudbury propeties.

The follow up hole (FNX6045) drilled approximately 210 ft southwest from the discovery hole confirmed the discovery by intersecting similar grades over longer core lengths as follows:

4151.0 - 4179.2 ft     10.6% Cu, 3.6% Ni, 12.2 g/t (0.36 oz) Pt+Pd+Au / 28.2 ft
4213.6 - 4253.8 ft     22.5% Cu, 3.8% Ni, 28.3 g/t (0.45 oz) Pt+Pd+Au / 40.2 ft

The geological environment, mineralogy, and geophysical response suggested that these veins were part of a larger system of mineralization which could be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the East, 800 ft towards the west, down dip towards the property boundary, and poorly tested up dip.

Figure 6

Levack Footwall Deposits
Schematic Section
(Looking East)

N
S
FNX Mining
Falconbridge
Craig Shaft
Levack #2 Shaft
Keel
Zone
Main Orebody
To McCreedy
West Mine
1600 Level
No.7 Orebody
2650 Level
ROB's
Footwall
Zone
Craig Mine
Exploration Drifts
3600 Level
Levack
Footwall
Deposit
Lower Levack
Footwall
Zone
10000 N
7500 N
5000 N
Sudbury Igneous Complex
Granite Breccia
Granite Gneiss
Sudbury Breccia
Mined Out
Footwall Zones
Mine Drift
Property Boundary
0
500
Feet
Figure 1

FNX Mining Company Inc.
February, 2006

Figure 7

Levack Footwall Deposits
West – East Vertical Section

W
E
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
Borehole Reported Today
FNX Previously Reported Borehole
ROB's Footwall Zone
Levack Footwall Deposit
Levack Lower Footwall Zone
3100 L
3600 L
4100 L
4600 L
5100 L
0
500
Feet
9000 E
9500 E
10000 E
10500 E

Figure 3

FNX Mining Company Inc.
February, 2006

The pierce points of all drillholes are shown in Figure 9 (reproduced from the February 2006 news release) and demonstrate that the Footwall Deposit, as currently known, extends for over 800 ft along strike and 1,000 ft down plunge. The mineralized system is characterized by chalcopyrite-rich veins with significant cubanite, pentlandite and millerite and is characterized as being a “sharp-walled” Cu-Ni-Pt-Pd-Au vein system. It is analogous to nearby past and currently producing Cu-Ni-Pt-Pd_Au vein systems which represent some of the most profitable ore deposits in the Sudbury Basin.

In addition to this increased drill program FNX also carried out Borehole UTEM and Radio Imaging Method (RIM) surveys.

Borehole UTEM-4 surveys are undertaken in order to seek extensions of intersected mineralization and also to check for potential responses from off-hole sulphide mineralization, The system can “see” varying distances from the borehole platforms, depending on the characteristics of the mineralization. It was this method, allied with geological input, that led to the Footwall Discovery.

Increasingly the focus of geophysical surveys in the Levack Footwall Discovery has shifted to the use of Radio Imaging Method (RIM), as a delineation tool (a technique successfully used by Falconbridge at the Nickel Rim South Footwall Discovery), to better optimize drill geometry and planning. The theory behind this technique has been described in the technical reported dated 7 November and filed on SEDAR.

An updated tomogram (Figure 10) from the February 2006 news release indicates that the sulphide distribution associated with Levack Footwall discovery is considerably more extensive than that drill tested to date and that it extends for 2000 ft along plunge. In addition, a very large, strong RIM anomaly extends from below the Levack Footwall deposit to the bottom of the surveyed boreholes and onto Falconbridge property. As noted above, deeper extensions of several of the Levack Footwall boreholes have returned intersections through parts of the anomaly but at less than suitable orientations. The areas of conductivity in the image can be used to approximate the location of sulphides within the image.

Levack Footwall Deposit
Inclined Section (dip -50.6ºS)

W
E
9600 E
10400 E
3700 L
3700 L
4500 L
7055
28.0; 4.2; 8.5 / 1.9'
7046
2.0; 2.9; 7.4 / 2.4'
6046D
11.5; 3.0;1.8 / 6.7'
6046E
23.7; 4.4; 10.4 / 10.8'
9.2; 0.5; 8.4 / 9.3'
6049C
12.2; 0.1; 0.4 / 1.0'
6047B
22.7; 4.8; 12.2 / 7.8'
24.7; 3.8; 15.3 / 8.9'
7061
0.9; 0.2; 3.7 / 5.8'
7070
21.1; 4.3; 19.3 / 6.5'
6049B
30.2; 0.0; 1.9 / 7.6'
7028
27.4; 2.9; 21.2 / 5.6'
27.3; 2.0; 19.5 / 9.6'
25.5; 0.9; 18.9 / 21.6'
6051A
5.8; 3.7; 15.8 / 1.5'
1.7; 1.2; 40.8 / 1.2'
7071
28.4;1.8; 31.4 / 3.7'
17.9;1.1; 33.1 / 1.2'
7025
25.1; 5.6; 26.4 / 10.7'
26.0; 3.0; 38.9 / 22.6'
20.1; 3.6; 17.5 / 11.4'
7058
3.6; 5.3; 11.4 / 3.1'
7023
11.3; 0.6; 25.4 / 12.9'
18.0; 0.6; 25.8 / 3.1'
28.8; 1.7; 76.8 / 3.1'
0 100
Ft
Borehole Reported Today
FNX Previously Reported Borehole
Possible Limits of Deposit As Currently Known
Possible Extension
8.9; 5.6; 22.5 /15.6'
Cu%; Ni%; TPM g/t/ Feet
Figure 2

FNX Mining Company Inc.
February, 2006

Levack Footwall Deposit
Mineral Envelope RIM Panels

Plan View of Panels
A
B
C
D
E
Mineralization
RIM Response Intensity
Strong
Moderate
0
500
Feet

Figure 3

FNX Mining Company Inc.
February, 2006

These borehole geophysical survey methods “BH UTEM” and “RIM” have identified numerous, very strong anomalies in the Levack Mine footwall rocks from Rob’s Footwall Deposit (about the 2,900 ft level) to the current limits of the survey (about 5,000 ft level). The geophysics and drilling to date indicate the possible continuum of mineralization of the Levack Footwall Discovery has a plunge length of over 2,000 feet and is open at depth. The relationship of this mineralization with the Keel Zone (around 600 ft level and previously reported) will require investigation.

Within the Levack Footwall the Sudbury Breccia is known to extend for over 2,000 ft along strike, is 1,000 ft thick and is know downplunge for 6,000 ft. Three additional zones have been identified to date and may be briefly summarized as follows (Figure 7):

In a January 21, 2005 news release FNX announced drill intersections from an area close to surface (Keel Zone) and now known to be up dip from the Levack Footwall Deposit. The results of this drilling confirmed a zone of mineralization with significant copper grades, locally significant nickel grades and TPM values to 11.4 g/t. This discovery confirmed the results of historic drilling (previously reported) and will be followed up in 2006.

Rob’s Footwall Zone (formerly called #7 Footwall Zone) was previously tested by five historical boreholes, all of which intersected massive sulphides containing Cu-Ni-Pt-Pd-Au mineralization over significant widths. The recently established drill platforms in Falconbridge’s Craig Mine have facilitated drill testing of the Zone and recent FNX drilling, 300 feet east of the historic drilling, has intersected high-grade Cu-Ni-Pt-Pd-Au mineralization over similar widths and has expanded Rob’s Footwall Zone along strike and to depth. The zone is open in all directions and the possibility exists that it may join with the Levack Footwall Deposit
\The mineralization with significant Pt-Pd-Au is typical of that referred to as Transitional Deposit styles of mineralization in Sudbury. This may represent a transition from the nickel-dominant Levack Contact Deposits to the Cu-Pt-Pd-Au dominant Levack Footwall Deposits characterized by massive veins and semi-massive sulphide zones rich in nickel and copper with elevated amounts of Pt-Pd-Au.

Drilling from underground platforms is continuing from Falconbridge’s Craig Mine using old drifts onto FNX’s Levack Mine Property. These boreholes are relatively short as the exploration drift is only a few hundred feet from the zone. The pierce points of drillholes into Rob’s and the assays from recent holes were reported in the February 27, 2006 news release.

The Levack Footwall Deposit boreholes are routinely extended through the Deposit into the lower portion of the host Sudbury Breccia package, which is considered to have potential to host Low-Sulphide Cu-Ni-Pt-Pd-Au mineralization similar to the McCreedy West PM Deposit. The Lower Levack Footwall Zone sulphide mineralization varies from massive chalcopyrite-rich veins with very high metal values (e.g. 31.8% Cu, 2.8% Ni and 48.2 g/t of Pt+Pd+Au over 2.0 ft.) to stringer and disseminated sulphides with high Pt-Pd-Au tenors (3.45% Cu, 0.3% Ni, 9.2 g/t Pt+Pd+Au over 20.9 ft). This style of mineralization is similar to the ‘Low Sulphide’ type characteristic of FNX’s McCreedy West PM Deposit and which FNX brought into production in mid 2005.

This type of low-sulphide mineralization tends to show weaker BH-UTEM responses, but responds very well to RIM surveys. RIM surveys were conducted using boreholes from both the Levack and Craig mines to better position the Levack Footwall Deposit and other possible mineral zones (Figure 10). The RIM surveys detected a very large, intense anomaly extending from below the Levack Footwall Deposit to the bottom of the surveyed boreholes and to the property boundary. The mineralized zone has not yet been investigated by drilling designed to optimize testing of the RIM anomaly and has only been tested by scattered drill intersections over a small part of the anomaly.

Figure 8 shows the relationship of the drilling patterns (projected onto one vertical plane) for Rob’s Footwall Zone, the Levack Footwall Deposit and the Lower Levack Footwall Zone. It is apparent that much additional drilling will be required to test the very significant potential of these targets and to understand their interrelationships.

Drilling of the Lower Levack Footwall Zone continues from both surface and underground platforms.

Recommended Work Program & Budget

Because of the success of this 2005 Footwall Program the 54,500 ft allocated to the Footwall in the 2005 budget was easily surpassed. Thus in addition to reallocating footage and moneies from other projects a supplementary budget of $2.6 million was added to the approved 2005 Budget of $2.66 million giving a total Footwall Project budget of $5.26 million.

The recommended 2006 work program for the Levack Footwall Project is budgeted at $5.4 million. This program allocates $4.1 million for surface and underground drilling to expand and delineate the Footwall deposits as currently known; $0.5 million to drilling the Keel Deposit; $0.7 to test for new footwall targets and approximately $0.1 million for metallurgical testwork.

8.4  Podolsky Property

Location, History, Infrastructure & Environment

The Podolsky property (formerly known as the Norman Property), comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figure 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

The history of discovery and production from the Whistle Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co) and which ceased operations in 1997 has been detailed in previous FNX annual technical reports.

The former Whistle open pit mine site is currently being reclaimed by Inco under a conceptually approved Closure Plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications, define existing environmental liabilities and establish baselines for the current advanced exploration program. This program involves the sinking of a 2,650 ft deep, 17 ft diameter shaft to access the 2000 Deposit in order to acquire a bulk sample and create platforms for detailed underground drilling. This program will assist in determining the nature and continuity of the deposit and will lead to a feasibility study. Shaft sinking began in March 2005 and at 31, December the shaft was at a depth of 1,770 ft.

All necessary permits have been obtained for the shaft development area. Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored.

Property Geology & Mineralization

The Podolsky Property is located (Figure 1) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke.

The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a steeply dipping dyke varying in thickness from 50 ft. to greater than 300 ft., and consisting of irregular, discontinuous lenses of quartz diorite, inclusion quartz diorite and metabreccia.

Deposits and Targets
Within the Podolsky Property, multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset (Figures 11 & 12). These include the known Podolsky 2000 and North Deposits as well as the South Zone. Other targets include unexplored portions of the Whistle Offset, the SIC contact and Sudbury Breccia belts. These deposits, together with drill intersections, have been described in detail in previous FNX annual technical reports filed on SEDAR and listed in the bibliography.

The portal for the decline into the North Deposit has been completed and further development of this ramp has been postponed pending completion of the shaft on the Podolsky 2000 Deposit.

Figure 7

The 2000 Deposit (Figures 12) lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface and immediately below the mineralization mined in the Whistle Open Pit. The 2000 Deposit consists of a steeply-dipping mineralized envelope (1000 ft x 450 ft) sandwiched between the eastern wall of the northeast-striking Whistle Offset Dyke and a large gabbroic xenolith trapped within the Dyke. The dominant host rock for the mineralization is metabreccia.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides. It typically contains a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite. The high grade core of the deposit is subdivided into a 75º dipping upper portion and a 40º dipping lower cusp. Outside of this core the hangingwall gabbro xenolith also contains a significant halo of veins and veinlets.

Following the definition of a significant deposit by previously documented and reported surface drilling, an advanced exploration underground program was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to 2,688 ft and driving an access drift on the 2450 Level to the 2000 Deposit to facilitate delineation underground drilling and bulk sampling. The data collected from this advanced exploration program, scheduled for completion in 2006, will form the basis of a feasibility study of proceeding with mine development with production likely to begin in 2007. This is the main focus of the activity at Podolsky for 2006 and early access to the high grade 2000 Deposit is a priority.

As previously reported two lenses of contact type nickel-copper mineralization are present below the Whistle Pit. Lenses A and B are a set of bifurcating contact type (Ni-Cu) semi-massive sulphide lenses (Figure 12), occurring near the interface between the SIC contact and the Whistle Offset. Lens A is 200 ft east and 200 ft beneath the Whistle Open Pit, whereas Lens B extends 600 ft down dip from the mine horizon of the Whistle Open Pit. Previously reported historical and FNX drilling has confirmed Lens A as a 350 ft X 200 ft breccia sulfide to massive sulfide lens striking northeast and dipping southeast at 25-50°. The Lens ranges in thickness from 7.3 to 64.7 ft with nickel grades from 1.5 to 3.0%. These lenses may be further investigated from the underground infrastructure in the future.

As part of continuing exploration outside the immediate target areas, FNX has carried out surface mapping and follow up of previously known subtle aeromag anomalies. Towards the southeast part of the property an outcrop of brecciated sulphides was discovered in sublayer norite and, though the assays received show uneconomic mineralization, (0.59% Ni / 14.3 ft), further follow up is warranted.

Further to the east in the vicinity of Selwyn Lake, a 5ft wide by 15 ft long lens of pyrrhotite-pyrite-chalcopyrite was located within footwall granite breccia. Two channels, located 8 ft apart, on the massive sulphide lens in this footwall granite breccia returned 2.7% Ni, 0.2%Cu and 1.7 g/t TPM over 8.4 ft with 1.3% Ni, 0.3% Cu and 2.3 g/t TPM over 4.6 ft in the second channel. These will require follow up.

In an attempt to test below the North and 2000 Deposits an inclined hole was drilled from NE towards the SW and within the offset dyke. Drilling difficulties caused abandonment of the hole prior to reaching its desired depth. No mineralization was intersected and the hole will be used as a platform fro UTEM and RIM surveys during 2006.

Recommended Exploration Program and Budget

Exploration on Podolsky during 2006 will be focused on completing the shaft, drifting to the 2000 Deposit on the 2450 Level, establishing drill drifts and completion of the drill program and collection of the bulk sample for metallurgical testwork. All these activities are budgeted within the Podolsky Mine budget.

The total non 2000 Deposit exploration budget, set at $0.22 million, permits a low level of activity and includes geophysical surveying of the longitudional hole along the dyke and a limited amount of diamond drilling.

8.5  VICTORIA PROPERTY

Location, History, Infrastructure & Environment

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township (Figure 1). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

The history, infrastructure and environmental aspects have been described in previous FNX annual technical reports as have details of mining activity and previous FNX exploration activity. This information is included by reference in this report.

Property Geology & Mineralization

The Victoria property is situated (Figure 13) at the junction of the SIC and the Worthington quartz diorite Offset Dyke, approximately 6.5 km northeast of Inco’s Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Deposit. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small mining operations.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like.. The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization

The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West Zone, and the down-plunge potential of the No. 4 Zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002. These targets have been described in previous FNX annual technical reports (as noted in the bibliography) and the information is included by reference.

Recommended Work Program and Budget….

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke.and which has been reported to contain resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM.

Though no drilling was undertaken during 2005 the Victoria Property is regarded as having potential. The 2006 exploration program is primarily a holding program pending availability of personnel from other projects with higher ranked priorities at this stage.

A budget of $0.1 million has been allocated for the 2006 Victoria program.

Figure 13

8.6	KIRKWOOD PROPERTY

Location, History, Infrastructure & Environment

The Kirkwood property, comprising 473.0 acres in three patented mining parcels, is located in Garson Twp., some 11 km northeast of Sudbury, (Figures 1). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Details of discovery, historical activity, infrastructure and environment have been reported previously in FNX annual technical reports and are hereby incorporated by reference.

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

As described in previous Technical Reports targets have been identified based on the historic Cu-Ni-PGM sulphide mineralization which has been defined in six distinct zones

FNX Activity in 2005

The original 2005 Budget did not provide for any significant exploration on the property with a budget of $65,000 being allocated primarily for property maintenance.

However, with the acquisition of Aurora in mid year it was decided to explore the property more aggressively as it is occurs within the very prolific South Range of the Sudbury Basin (Figure 14). This south-east part of the South Range hosts the Frood Mine, the Stobie Mine, the Little Stobie Mine, the Kirkwood Mine, the Garson Mine, the Falconbridge Mine and the East Mine. Inco currently operating Garson Mine is located contiguous to and midway between the Kirkwood and the Falconbridge Mine Properties. This property, containing some 8 km of footwall to the former Falconbridge Main and East Mines (approximately 46.0 million tons grading 1.5% Ni, 0.9% Cu, 1 g/t Pt+Pd+Au), represents a prime target for Cu-Ni-Pt-Pd-Au footwall deposits.

A geological mapping and prospecting program was initiated on the Kirkwood Property as a lead in to exploring the Falconbridge Mine Property. Initial work discovered a previously undocumented two inch wide vein of massive sulphides containing high-grade Cu-Ni-Pt-Pd-Au values, approximately 2,000 ft behind the Kirkwood Mine

Subsequent work, including geological mapping, airborne geophysical follow-up, beepmat prospecting, surface stripping, trenching and channel sampling revealed the two inch vein to be connected to a 53 ft long lens of massive sulphide, dominated by pyrrhotite with minor chalcopyrite, within mineralized Sudbury Breccia and quartz diorite. The highest precious metal values are within the massive sulphide lens and are dominated by palladium with significant platinum and gold.

FNX completed six shallow drillholes (2,139 ft), with significant Cu-Ni-Pt-Pd-Au mineralization being intersected in three holes (Table 8 and Figure 14 (from August 2005 NR). This mineralized zone was named the Segway Deposit. The three drill holes that intersected the sulphide lens have tested the mineralization to 250 ft beneath the trench (Figure 15). A drillhole 100 ft to the west and two drillholes 100 ft to the east intersected the favourable breccia horizon, but did not intersect massive sulphides or the associated quartz diorite (Figure 15). Though the plunge of the mineralization remains open at depth its strike length appears to be limited near surface.

Table 8 : Kirkwood Property - Segway Deposit - FNX Drillhole Assays

					Feet			%		(g/t)			(oz/st)
Hole No.	East	North	Az	Dip	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX8000	436086	422274	360	-45	117.8	138.9	21.1	2.3	0.5	0.9	4.9	0.8	6.6	0.19
incl.					124.0	138.9	14.9	3.1	0.6	1.1	5.4	1.0	7.5	0.22
incl.					133.5	138.9	5.4	2.4	1.2	1.4	2.5	0.2	4.1	0.12
FNX8001	436086	422190	360	-45	205.6	231.2	25.6	5.4	0.8	3.3	11.4	2.0	16.7	0.49
incl					205.6	216.0	10.4	6.1	0.7	5.9	22.7	4.2	32.8	0.96
incl					219.4	231.2	11.8	6.3	1.1	0.5	1.9	4.0	6.4	0.19
FNX8002	436088	422096	360	-45	333.7	335.4	1.7	3.8	0.9	1.3	4.9	7.9	14.1	0.41

Expenditures on the Kirkwood property during 2005 amounted to $198,500 against a budgeted $65,000. The additional expenditures were covered by reallocating some of the drill footage assigned to the Victoria property.

As with Victoria the 2006 Work Program & Budget budget of $0.1 million proposed for Kirkwood reflects the emphasis placed on the other projects for 2006 and represents a holding budget.

8.7  Aurora Platinum Properties in Sudbury

The Aurora properties in the Sudbury Basin have been described in a NI43-101 Report entitled “Falconbridge - Aurora Joint Venture - Footwall and Foy Properties, Sudbury, Ontario, by L.D.S. Winter, P.Geo. This report, dated 28 February, 2005 was filed on SEDAR on 20 May, 2005.

FNX completed the acquisition of Aurora on July 1, 2005, thereby assuming Aurora’s role in the Footwall and Foy Joint Venture agreement with Falconbridge. Aurora initially acquired a 60% undivided interest in the mining rights to the Falconbridge Footwall property in 2004 under the terms of an Option/Joint Venture Agreement with Falconbridge Limited. Aurora has since increased its ownership in the mining rights to approximately 70%, by Falconbridge electing not to participate in the 2005 JV Agreement Work Program. Upon FNX acquiring Aurora on July 1, 2005 the exploration program as approved by Aurora’s previous management and Falconbridge was continued. FNX personnel, as part of the acquisition due diligence, were familiar with the technical data gathered previously and agreed with the proposed program. It should be noted that the ownership by Aurora extends only to the mineral rights and surface access rights but not to surface rights. Falconbridge retains liability for any historic environmental damage.

FNX’s approach to the program was to integrate the new information with the historic data, evaluate the results within the framework of FNX’s evaluation matrix, carry out orientation drilling during 2005 and propose a focused work program and budget for 2006.

Falconbridge Footwall Project

Location, History, Infrastructure & Environment

The Footwall Property, comprising 1601 hectares of patented mining claims, is approximately 15 kilometres east-northeast of Sudbury within Falconbridge and Garson townships (Figures 1and 16).

It includes part of the southeastern corner of the nickel-copper-platinum-palladium-rich SIC contact, which hosts 10 historic and operating mines.(Figure 14). The property includes part of the past-producing Falconbridge and East mines. The Falconbridge Mine was in operation from 1929 to 1983 and produced 36.4 million tons at an average grade of 1.58% nickel and 0.89% copper. The East Mine was in operation from 1951 to 1990 and produced 9.6 million tons at an average grade of 1.15% nickel and 0.76% copper. Nickel and copper ore was mined in contact deposits which occurred in structural traps and embayments located along the base of the SIC. The orebodies in this part of the Basin display more structural controls than similar deposits on the North Range.

The Falconbridge Mine property contains over eight kilometers of favorable, relatively underexplored, SIC footwall environment. Like most SIC footwall environments situated behind large nickel contact deposits, this area has excellent potential for high-grade, copper-nickel-platinum-palladium-gold footwall deposits, such as those historically mined at Garson, Frood, Creighton and Vermilion mines. Further analogies can be drawn with the 8.5 km long Levack Embayment on the North Range which has hosted 16 former and current producers and where the footwall to these deposits carry some of the richest orebodies in the Sudbury Basin.

Footwall shears that host high copper values are documented in both the Falconbridge and East mines. These shears are interpreted to be possible conduits for footwall mineralization and may either host potential sulphide mineralization or feed a depositional environment. Footwall areas that contain the intersection of two or more shears, have a major change in rock type, are coincident with BHUTEM-4 or surface geophysical anomalies, and/or occur within or near known Sudbury Breccia, are considered high priority targets for the 2006 program.

Figure 17

The above noted discovery by FNX of the Segway deposit 2,000 ft into the footwall at the nearby Kirkwood Property lends further support to the potential for such deposits on the Falconbridge Property.

During 2005 Aurora drilled 12,675ft (3864m) in three surface drillholes collared several hundred feet from the SIC contact. All were utilized as BHUTEM-4 platforms. These holes targeted footwall copper-nickel-platinum-palladium mineralization and focused on regional and localized shears splaying off well-mineralized areas of the SIC contact. No significant Cu-Ni-PGE mineralization was intersected. Expenditures for the Falconbridge Footwall Project for the period of July 1 to December 31, 2005 were completed and the approved budget of $837,375 was expended. These data will be integrated with all FNX data in this part of the South Range including that from Kirkwood.

The 2006 work program will consist of detailed three-dimensional reconstructions of each of the Falconbridge and East mine environments, Re-interpretation of the Falconbridge footwall geology will follow, with 25,000 feet of drilling allocated to test targets generated from this re-interpretation exercise. This program is budgeted at $2.0 million.

Foy Properties

Location, History, Infrastructure & Environment

The Foy Properties are located approximately 30 kilometres north-northwest of Sudbury within parts of Bowell, Foy, Tyrone, and Harty townships (Figures 1 & 17). The Foy Properties, comprising 2,041hectares are centered on the Foy Offset Dyke which radiates from the North Rim of the Sudbury Basin. Mineralization (some of it significant in terms of grade) is know at several areas along this dyke.. Small mining activity has taken place (Nickel Offsets) but no sustained mining has occurred.

The Foy joint venture (“Foy JV”) (an original 60/40 joint venture between Aurora and Falconbridge) has a 100% interest in 1,413 hectares held under patented mining claims (1,036 hectares), 21-year mining leases (361 hectares), and one staked (unpatented) mining claim (16 hectares). The Foy JV has a 50% beneficial interest in the remaining 628 hectares of patented mining claims, the remaining 50% interest being held by Inco on the “Canhorn” ground. At December 31, 2005 Aurora had earned an interest of approximately 70% in the Foy JV thus giving it a 35% interest in the Canhorn Property. Aurora is the operator on all projects.

The Nickel Lake joint venture (“Nickel Lake JV”) was formed early in 2005, when Aurora earned a 60% interest in the property from Inco by incurring exploration expenditures totaling $2,000,000 over a four-year period. The Nickel Lake JV property covers a 1.4 km segment of the Foy Offset Dyke, 1.3 km northwest of the northwestern margin of the SIC. The property encompasses five patented claims totaling 71 hectares, surrounding, but not including, a claim defined by the shoreline of Nickel Lake (ground beneath Nickel Lake falls under the Foy JV agreement).

Between 2000 and 2004, Aurora identified three zones (the Nickel Lake, Wisner and Crazy Creek zones) of nickel-copper-platinum group metal (Ni-Cu-PGM) mineralization associated with the Foy Offset Dyke within the Nickel Lake JV property. In 2005, exploration drilling also commenced in the South Grid area.

The North Range property is an early exploration stage property 100% owned by Aurora. Geophysical surveying and geological mapping of the property by Aurora generated targets for a short drill program in 2005.

Topographically the Sudbury area is typical of the southern Canadian Shield with moderate, rugged relief, 350 to 450 m above sea level. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give an irregular topography. Small lakes and rivers trending mainly north-northwest due to the structural trends are also influenced by the southwest-oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The Foy JV and North Range properties are located on a southward-sloping plateau dissected by small streams, ponds and muskeg-filled depressions created by the Pleistocene glacial erosion. Relief is typically low, but the topography is locally rugged. The trends of the main creeks are controlled by glacial features and by faults. Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

Access to these Aurora North Range properties is limited to seasonal logging roads and all-terrain vehicle (ATV) trails. The eastern part of the area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) to the Nelson Lake Road turn-off. Travel north for 6.5 kilometres along this serviced road to Pigeon Lake Road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake. Internal parts of the properties are best accessed by a rugged ATV trail that runs easterly along the trace of the offset dyke.

Nickel mineralization hosted by the Foy Offset Dyke was discovered at what became the Nickel Offsets Mine near the end of the 19th century. It should be noted that though the Nickel Offsets Mine is not held by the Foy JV, The mine is located approximately 9.5 km west of the mouth of the Foy Offset Dyke, west of the main Foy claim group, and is thus of significance as an adjacent property.

In 1938, Nickel Offsets Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu mineralization on the Foy Offset Dyke in central Foy Township. Two vertical, three compartment shafts, about 3,000 feet apart, were sunk to 1,599 feet (484.5 metres) and 1,106 feet (335 metres) with lateral development on four levels at each shaft. In 1943, 10,390 tons were shipped to the Copper Cliff Smelter of the International Nickel Company of Canada Limited. A concentrator of 300 tons per day capacity was put into production in 1953 and there was additional underground development. Between 1953 and 1957, 208,551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced.

Subsequently, both Falconbridge and Inco have carried out exploration programs in the area of the Foy Offset Dyke.with work programs entailing prospecting, surface geological mapping, geophysical surveys, and diamond drilling.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims that now comprise most of the Foy JV claim group. In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF-EM and detailed IP surveys, geological mapping and two phases of drilling in 63 holes totaling 35,055 feet (10,622.7 metres). Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleums Ltd.-Canhorn Mining Corp. (“Canhorn Option”) Property were optioned to Inco. Inco carried out three-dimensional modeling of the offset dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes, followed by borehole geophysics in 1990. Drilling totaled 17,195 feet (5,210.6 metres) in six holes. Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended. During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets Mine was mapped in detail. Four drill holes in the No. 2 shaft area totaling 11,786 feet (3,571.5 metres) were completed with no significant intersections. UTEM surveys of the boreholes failed to indicate any conductors of note and no further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes within the area of the Wisner Zone. In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered. Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

At the Foy properties, previous work by Inco to the southeast (WD-150 claim) and current work by Aurora have indicated a 2 km long section of the Foy Offset Dyke that is mineralized. This mineralized section extends from Inco's WD-150 Ni-Cu sulphides deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake to the mineralization further west-northwest at Foster Lake. Results to date indicate that further drilling is required to fully evaluate the offset dyke and to advance known zones of mineralization to the development stage.

The Dollard claim group is located in the extreme northwest corner of Foy Township along the extension of the Foy Offset Dyke. Prior to 1950, there was surface exploration consisting of trenching, pitting, sampling and geological and geophysical surveys. The property was optioned by Falconbridge in 1952, and over the next 19 years various programs of line-cutting, geological and geophysical surveys and diamond drilling were carried out. In 1971, Falconbridge purchased the property, which now forms part of the Foy JV ground (the “Northwest Foy”).

Geology of the Foy Offset

The Foy Offset Dyke is the largest of the known radial offset dykes. Emanating from the base of the SIC (a region referred to as the “mouth”) along a west-northwest trajectory, it extends for at least 28 kilometres to Tyrone Township and possibly beyond.

The mouth of the Foy Offset Dyke is located in south-central Bowell Township. At the mouth, the dyke is approximately 400 metres wide, but narrows to 210 metres at Nickel Lake 1.5 kilometres to the northwest. Further west, within the joint venture property, dyke width ranges between 150 metres and 250 metres, ultimately narrowing to about 75 metres within the Northwest Foy claim group..

Mineralization

Previous work to the southeast, and current work by Aurora has indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. The section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake, to the mineralization further west at Foster Lake. The Wisner and Crazy Creek zones are mineralized areas 1 km and 3 km further west along the dyke, respectively.

Mineralization in the Foy Offset Dyke occurs as pods, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite. The Wisner zone is a one-kilometer section of the Foy Offset Dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hangingwall of the offset dyke. The Crazy Creek zone consists of stringers and blebs of chalcopyrite, pyrrhotite, and pyrite within breccia lithologies in a section of stripped outcrop. Shallow historical drilling programs were conducted in both the Wisner and Crazy Creek zones.

A small embayment of the footwall contact of the Sudbury Igneous complex at the southern margin of the South Grid area of the Foy Joint Venture property contains stringers and blebs of contact-style pyrrhotite, pyrite, and chalcopyrite. Mineralization in the embayment is hosted primarily by granite breccia or by metamorphosed Sudbury breccia, although norite with minor disseminations of pyrite and pyrrhotite outcrops on the south side of the southern property boundary.

Small surface gossans (10 by 10 m area) in the WD-38 claim consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.

Mineralization observed to date on the large North Range Property is restricted to fine disseminations of (mainly) pyrite within gneiss, diabase, and (rarely) Sudbury Breccia. In the adjacent property immediately to the south, Wallbridge Mining Company has reported veins and disseminations of Cu-PGE - rich chalcopyrite (the Broken Hammer zone) and has recently (November 2005) announced a resource of 2541,000 tonnes grading 1.0% Cu, 0.10% Ni, 3.8 g/t TPM. This demonstrates the presence of significant mineralization in this environment on immediately adjacent ground.

2005 Exploration

The FNX 2005 Foy exploration drilling program commenced on July 11th, 2005 and was comprised of geological mapping, geophysics, limited pitting to follow up anomalies and diamond drilling. The main objective was to gain a better understanding of the geology and potential of the properties and to confirm earlier work. Drilling programs were conducted in 2005 on the North Range, Foy JV, and Nickel Lake JV properties. Drilling in the first half of 2005 was supervised , directed and logged by Aurora personnel prior to the FNX acquisition while that in the second half of the year was under the direction of FNX personnel.

All drilling in the 2005 drill programs was completed by the end of November, 2005. Core from the FNX supervised programs was treated in the manner described previously. All core was NQ-size and all breccia and altered, mineralized, and sampled core drilled for FNX is stored at the FNX long-term storage facility at Stobie Mine property, Sudbury. All core from Aurora drill programs (pre-June 2005) was kept, and is securely stored in Sudbury. This work focused on the following areas:

North Range Footwall

This ten-borehole program completed prior to the FNX acquisition and totaling 2985 ft (910 m) tested shallow ground conductivity targets generated by geological mapping and geophysical surveying programs conducted by Aurora in 2004 and 2005. No significant assay results were reported.

Nickel Lake

One hole tested the Foy Offset Dyke at depths of 2500 to 4000 ft, thereby constraining (or extending) the western extent of the Nickel Lake North zone. A 3.8 ft zone of massive pyrrhotite containing minor chalcopyrite was intersected at 2563 ft. BH-UTEM 4 surveys of this hole indicate moderate to strong electromagnetic anomalies between 2550 and 2700 ft depth, which correlate with sulphide intersections. Following compilation of all data this will be followed up in 2006.

Foy Joint Venture

The 2005 Foy Joint Venture work program focused on three areas namely the South Grid, Crazy Creek, and Foster Lake areas. The Foster Lake drill program was started in December 2004. The South Grid and Crazy Creek drill programs, as well as the final hole in the 2005 Foster Lake program, were carried out by FNX, beginning in July 2005. Two boreholes totaling 8320 ft were drilled for Aurora in the winter of 2004/2005 and a further 13 boreholes totaling 24,803 ft were drilled for FNX in the second half of 2005.

Borehole UTEM surveys were conducted on seven holes in the Foster Lake and South Grid areas, and on four additional holes in the Crazy Creek and Foster Lake areas.

South Grid:

Five holes totaling 8,530 ft (2,600 m) were drilled in the South Grid area to investigate a previously untested but prospective footwall environment along the northwestern boundary of the Sudbury Igneous Complex. Small amounts of blebby and stringer mineralization were encountered in several of these holes

BH-UTEM 4 surveys of all five South Grid holes detected no electromagnetic anomalies.

Crazy Creek

Six boreholes totaling 10,485 ft (3196 m) were completed. Three of these tested chargeability anomalies revealed by a deep IP survey conducted in winter 2004/2005. No significant mineralization was encountered at the target depths, although rare stringers and veins of chalcopyrite were intersected. Two holes tested the area of the Foy Offset Dyke below the zone of exposed mineralization at Crazy Creek with one intersecting trace blebby chalcopyrite and pyrrhotite mineralization. A further hole targeted a shallow surface UTEM conductive trend extending into the hangingwall north of the offset dyke. This hole did not encounter any mineralization and the source of the anomaly was not apparent.

Foy Foster Lake

The 2005 Foster Lake three-hole drill program was begun in December 2004, and completed by FNX Mining in the second half of 2005.

The first hole tested a low-conductance BH-UTEM response detected from an earlier hole. Pyrrhotite and chalcopyrite stringers and blebs were encountered (up to 10% by volume) over a 15 ft interval at 4130 ft depth.

The second hole was designed to serve as a BH-UTEM platform that would provide geophysical coverage over a relatively untested segment of the Foy offset dyke at the western end of Foster Lake. No significant mineralization was encountered.

The final hole was a vertical hole to test the potential down-dip extension onto the Foy JV ground of the Nickel Lake North zone on Nickel Lake Joint Venture ground to the southeast. Chalcopyrite and pyrrhotite stringers and blebs were encountered throughout the offset dyke from 4568 to 5294 ft

2006 Exploration Program & Budget

The proposed program on the Foy JV properties in 2006 will include diamond drilling, borehole geophysics and assaying. This program is budgeted at $1.1 million.

9.  CONCLUSIONS

FNX has exercised its option to acquire five highly regarded mineral properties (all former producers) in the Sudbury Mining Camp and, having recently bought out its former partner in the SJV and now owns 100% interest in the mineral rights on the properties.

The Company acquired Aurora and also owns 100% of these assets having bought back the 50% interest held by our former partner in the SJV. This acquisition increased the Company’s property holdings in Sudbury four-fold with these properties having excellent potential for further discoveries.

The potential of these properties is illustrated by the fact ore production commenced at the McCreedy West mine in May 2003, only 14 months after commencement of the exploration program and for a second deposit (the PM Deposit) at McCreedy West in mid 2005.

The infrastructure available in the Sudbury Area (mills, smelters and refineries) together with the mining culture and ready availability of all services required by an exploration and mining company enhances the value of these acquisitions and supports more efficient and cost effective mine development.

The high value of Sudbury ores together with the variety of metals is more beneficial than reliance on one or two metals. The precious metal content of the Sudbury ores is also attractive.

Since inception of field operations in 2002 the Company has completed 832,155 ft of diamond drilling in 608 holes from surface and a further 386,789 ft in 1,632 holes from underground locations. Approximately 94,000 samples have been sent for assay.

The discovery of a high grade Cu-Ni-PGM deposit in the footwall of the Levack Mine, first announced in February 2005, has been expanded to the stage where a very significant mineral deposit can be said to have been discovered. This underlines the value of the Footwall deposits and an aggressive exploration program is continuing with three surface and three underground rigs.

Mine production at McCreedy West has maintained approximately 1800 tpd and activities at the Levack Mine and the Podolsky Advanced Exploration program are progressing rapidly.

The total exploration budget for 2006 is $14.0 million.

REFERENCES

FNX Mining Company Inc.

•	Confidential Records and Files from February 2002 to December, 2005
•	Public News Releases
•	SEDAR Filings
Inco Limited

•	Confidential Corporation Files
Ontario Geological Survey

•	The Geology and Ore Deposits of the Sudbury Structure,
Special Volume 1, 603 pages. 1984

Patterson, James M.

•	Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., 7 November, 2005
•	Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 28 February, 2005
•	Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 23 March, 2004 : 14 May, 2004
•	Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 30 April, 2003 : 9 May, 2003
•	An Update to Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc. : 31 May, 2002
•	Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc.: 7 November, 2001

Roscoe Postle Associates Inc

•	Letter Report on the PM Deposit Resource Estimate, McCreedy West Mine, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 March, 2005
•	Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 3 October, 2003 (Filed on SEDAR)
•	Review of the Mineral Resources & Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 August, 2003 (Filed on SEDAR)
•	Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc.,

5 March, 2003. (Filed on SEDAR)

Document No. 2

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005 and 2004
(Expressed in thousands of Canadian dollars except where otherwise noted)

1

Management’s Responsibility for Financial Reporting

All information in the Annual Report, including the consolidated financial statements and management’s discussion and analysis of the consolidated financial position and results of operation (“MD&A”) of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and disclosure requirements generally accepted in Canada.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and the results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management’s opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three independent directors. The committee meets periodically with management and the Company’s independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors’ report to the shareholders. The Committee reports its findings to the Board for consideration when approving the annual consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company’s independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, KPMG LLP, in accordance with generally accepted auditing standards. The auditors’ report outlines the scope for their examination and their opinion on the consolidated financial statements.

Signed       Signed

“Terry MacGibbon”    “Ronald P. Gagel”

President and Chief Executive Officer   Vice President and Chief Financial Officer

March 30, 2006

2

Auditors’ Report

To the Shareholders of FNX Mining Company Inc.

We have audited the consolidated balance sheets of FNX Mining Company Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Comments for U.S. readers on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in notes 3 and 21 to the consolidated financial statements as at December 31, 2005 and for the years then ended. Our report to the shareholders dated March 30, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Signed

“KPMG LLP”

Chartered Accountants

Toronto, Ontario
March 30, 2006

3

Consolidated Balance Sheets
(in thousands of Canadian dollars)	2005	2004

	$	$
Assets		Restated (note 3)
Current
Cash and cash equivalents	152,460	56,774
Accounts receivable	18,562	14,126
In-process inventory (note 4)	867	132
Prepaid and other assets (note 5)	215	319
	172,104	71,351
Investments (note 6)	29,384	-
Property, plant and equipment (note 7)	531,266	69,921
Reclamation and other deposits (note 8)	3,630	1,230
	736,384	142,502
Liabilities
Current
Accounts payable and accrued liabilities	11,631	908
Current portion of deferred payment obligation (note 17(b)and 17(c))	7,230	-
	18,861	908

Deferred payment obligation (note 17(b) and 18(c))	7,000	-
Mine closure and site restoration (note 9)	1,162	1,100
Future income and resource taxes (note 10)	155,404	2,706
Non-controlling interest (note 11)	-	19,075
	163,566	22,881
	182,427	23,789
Subsequent events (note 16)
Shareholders’ equity
Share capital (note 12)	558,947	126,415
Contributed surplus - stock-based compensation (note 13)	5,677	7,562
Deficit	(10,667)	(15,264)
	555,957	118,713
	736,384	142,502

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors:

“Robert B. Low”       “Duncan Gibson”

Director       Director
4

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share)

	2005	2004
	$	$
		Restated (note 3)
Mine operating revenues	84,602	60,411

Mine operating expenses
Mining, excluding depreciation and amortization	51,484	35,510
Depreciation and amortization	8,768	6,415
	60,252	41,925
	24,350	18,486
Expenses
Corporate administration	5,226	3,398
Exploration administration	2,915	1,970
Capital taxes (note 10)	1,135	186
Depreciation	89	101
Stock-based compensation (note 13)	1,068	874
Loss on disposition of Aurora (note 18(b))	2,600	-
Other expenses (income) (note 14)	(2,739)	(822)
	10,294	5,707
Earnings before taxes and non-controlling interest	14,056	12,779
Income and resource taxes (note 10)	(4,721)	(2,500)
Earnings before non-controlling interest	9,335	10,279
Non-controlling interest (note 11)	(4,738)	(4,282)
Net earnings for the year	4,597	5,997
Basic and diluted earnings per share (note 12(b))	0.08	0.12

Consolidated Statements of Deficit (in thousands of Canadian dollars)
	2005		2004
		$	$
Deficit - beginning of year
As previously stated	(16,543)		(23,032)
Change in accounting policies (note 3)	1,279		1,771
As restated	(15,264)		(21,261)
Net earnings for the year	4,597		5,997
Deficit - end of year	(10,667)		(15,264)

The accompanying notes are an integral part of these consolidated financial statements.
5

Consolidated Statements of Cash Flow (in thousands of Canadian dollars)
	2005	2004
	$	$
Operating activities		Restated (note 3)
Net earnings for the year	4,597	5,997
Non-cash items
Mine depreciation and amortization	8,768	6,415
Depreciation	89	101
Mine closure and site restoration (note 9)	62	20
Stock-based compensation (note 13)	1,068	874
Future income and resource taxes	3,941	2,500
Loss on disposition of Aurora (note 18(b))	2,600	-
Other (note 16)	(1,342)	-
Non-controlling interests (note 11)	4,738	4,282
	24,521	20,189
Net change in non-cash working capital (note 15)	2,650	(7,918)
	27,171	12,271
Financing activities
Common shares issued (note 12)	101,859	19,833
Non-controlling interest, net (note 11)	1,972	175
	103,831	20,008
Investing activities
Proceeds on disposition of Aurora (note 18(b))	11,005	-
Acquired on acquisition of Aurora, net (note 18(a))	2,438	-
Acquired on acquisition of SJV, net (note 18(c))	410	-
Investments (note 6)	(310)	-
Property, plant and equipment	(46,459)	(28,041)
Deposit with mine contractor	(2,400)	-
	(35,316)	(28,041)
Change in cash and cash equivalents for the year	95,686	4,238
Cash and cash equivalents - beginning of year	56,774	52,536
Cash and cash equivalents - end of year	152,460	56,774

The accompanying notes are an integral part of these consolidated financial statements.
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the two years ended December 31, 2005 and 2004
(amounts in thousands of Canadian dollars except where otherwise noted)

1.    Nature of operations

FNX Mining Company Inc. (“FNX” or the “Company”) is a Canadian company active in the mineral resource business which includes the acquisition, exploration, development and mining of mineral properties. FNX’s mineral properties are primarily located in the Sudbury mining district of Canada from which the Company currently produces and sells nickel, copper, platinum, palladium, gold and cobalt, with nickel being the most significant for the Company to December 31, 2005. The Company, through a subsidiary, also holds base and precious metal exploration properties in various locations in Ontario and Quebec.

2.    Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). Summarized below are those policies considered significant to the Company. These policies and accounting principles conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”) except as described in note 21.

(a) Basis of presentation

The consolidated financial statements include the accounts of FNX Mining Company Inc., its wholly owned subsidiaries, Aurora Holdings Limited (“AHL”) and Aurora Platinum Corp. (“ARP”) (AHL and ARP collectively “Aurora”), and the accounts of the Sudbury Joint Venture ("SJV"). The SJV was an unincorporated joint venture with Dynatec Corporation (“Dynatec”), in which the Company held a 75% controlling interest until October 21, 2005. As each of FNX and Dynatec had acquired a 50% interest in Aurora on July 1, 2005, the consolidated financial statements include a proportionate share of the accounts of Aurora from July 1, 2005 to October 20, 2005. On October 21, 2005, FNX acquired the remaining 25% interest of the SJV and 50% interest in Aurora from Dynatec and the consolidated financial statements include from October 21, 2005, 100% of the consolidated accounts of Aurora and a 100% interest in the accounts of the former SJV (see note 18).

Certain comparative figures for 2004 have been reclassified to conform to the presentation adopted for the current period.

(b) Use of estimates

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

(c) Revenue recognition and receivables

Revenue is recognized at the time that the crushed ore is shipped, which is also the time that title transfers. The contained metal in the crushed ore shipped is assayed and, pursuant to sales contracts, the appropriate negotiated amount of recoverable metal contained therein (the “accountable metal”), including those metals considered to be by-products, is recorded in revenue. The crushed ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. During the year, FNX changed its revenue recognition policy with respect to revenue recognition (see note 3).

(d) Cash and cash equivalents

Cash and cash equivalents include cash on deposit, term deposits and other interest bearing investments that have maturities of less than 90 days from the date of acquisition.

(e) Marketable securities

Marketable securities are carried at the lower of cost or quoted market value and, due to the immaterial amounts involved, are included with prepaids and other assets on the balance sheet.

(f) Investments

Investments are stated at cost. When the Company believes there is an impairment in value that is other than temporary, the loss is recognized as an expense in the period.

(g) In-process inventory

In-process inventory includes ore mined and brought to surface but not yet shipped and is valued at the lower of cost and net realizable value. Cost of production includes costs to mine and crush ore and any depreciation charges associated with mining activities. Cost is determined on a first-in, first-out basis. During the year, the Company changed its accounting policy with respect to broken ore underground (see note 3).

(h) Property, plant and equipment

(i) Property

Acquisition, exploration and development costs associated with mineral exploration properties are deferred until the property achieves commercial production, at which time accumulated costs to date are transferred to mining properties. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any income from production prior to commercial production is offset against development costs. Accumulated costs are amortized into the in-process inventory, using a unit-of-production basis over the expected life of the mine.

(ii) Plant and equipment

Expenditures for plant and equipment additions, major replacements and improvements are recorded at cost. Plant and equipment assets are amortized, once commercial production is achieved, on either a unit-of-production or a straight-line basis over the lesser of estimated useful life or expected life of the mine.

The estimated useful life of equipment that is depreciated on a straight-line basis is as follows:

Mobile equipment	7 years
Furniture and fixtures	5 years
Computer Hardware	4 years
Computer Software	3 years
(iii) Impairment of long-lived assets

FNX reviews and evaluates the carrying value of its operating mines and mineral exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis for mining properties are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows, with a provision being charged to operations. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on life of mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and the accountable amount of metal to be recovered from ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are based on management’s confidence in converting such resources to proven and probable reserves. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of FNX’s investments in mineral properties.

The accumulated costs for properties that are abandoned are charged to operations when the property is abandoned.

(iv) Corporate and other assets

Corporate and other assets relate to equipment not used in mining operations. Corporate and other assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over a three to five year period.

(i) Mine closure and site restoration

The fair value of a liability for mine closure and site restoration, also known as an asset retirement obligation, is recognized in the period in which it is incurred. When a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. The asset is amortized on a unit-of-production basis over the estimated life of the mine and the liability is increased, through accretion, by the interest factor that was applied in the initial measurement of fair value. FNX makes periodic assessments as to the reasonableness of its mine closure and site restoration obligation estimates and revises those estimates accordingly. Any revision to those estimates results in the respective asset and liability balances being adjusted, with a related increase or decrease in the amounts expensed for amortization or accretion in future periods.

The long-term mine closure and site restoration obligation is based on environmental plans in compliance with the current environmental and regulatory requirements. Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future mine closure and site restoration could differ from the amounts provided. The estimate of the total liability of future mine closure and site restoration costs is subject to change based on amendments to laws and regulations and as new information concerning the Company's operations becomes available. FNX is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(j) Flow-through shares

FNX financed a portion of its exploration and development activities through the issuance of flow-through common shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers at the time the renunciation is made. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that FNX has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

(k) Income taxes

FNX uses the asset and liability method of accounting for income and mining taxes. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective income and mining tax basis (temporary differences). Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the year in which the change is enacted or substantively enacted. The amount of future income and mining tax assets recognized is limited to the amount that is more likely than not to be realized.

The Federal Large Corporations Tax, (“LCT”) which is a tax based on a corporation’s taxable capital, (as defined in the Income Tax Act (Canada)) as at the corporation’s taxation year end. As this capital based tax is creditable against federal income surtaxes and is not a deductible expense for the determination of taxable income, accounting rules require the LCT to be included in the provision for income and resource taxes on the statement of operations. Many provincial jurisdictions, including the Province of Ontario, also charge a tax based on a corporation’s taxable capital. This expense, however, is a deductible expense in the determination of taxable income and is separately disclosed in the statement of operations.

(l) Stock-based compensation

FNX’s stock-based compensation plans are described in note 13. FNX accounts for all stock-based compensation using the fair value-based method. Under this method, compensation cost attributable to options or deferred share units granted is measured at fair value at the grant date. Any consideration received upon the exercise of a stock option is credited to share capital. The expense for stock options is recognized over the vesting period of the stock-based award, while the expense for deferred share units is recognized in the period for which the service was rendered.

(m) Earnings per share

Basic earnings per share are computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share are similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(n) Foreign exchange

The Canadian dollar is the functional currency of the Company. Revenues and certain expenses are denominated in United States dollars. Monetary assets and liabilities are translated at period end exchange rates and non-monetary assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and liabilities are recorded in earnings.

3.    Change in accounting policies

With the acquisition of Dynatec’s interest in the former SJV and FNX acquiring 100% ownership and control of its Sudbury based assets, the Company has changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue will now be recognized at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. FNX has also changed its accounting policy with respect to broken ore underground. In-process inventory will now be recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. Both changes have been adopted retroactively in the Company’s 2005 financial statements. As a result of these changes in accounting policies, there was an increase in mine operating revenue of $7,900 (2004 - $4,500), an increase in mine operating expenses of $6,200 (2004 - $4,200). The significant impacts on the balance sheet as a result of these changes was an increase in accounts receivable of $13,000 (2004 - $6,800) and a decrease in ore-in-process inventory of $8,500 (2004 - $4,800).

4.    In-process inventory

	2005	2004
	$	$
Cash costs	715	100
Non-cash costs	152	32
	867	132

In-process inventory represents the cost of ore that has been mined and brought to surface but has not been shipped to Inco Limited (“Inco”) for concentrating, smelting and refining as at the balance sheet date. Cash costs include mining costs and all costs up to and including crushing but not haulage to the concentrator. Non-cash costs represent the amount of mine depreciation and amortization capitalized to in-process inventories as at the balance sheet date. The mine depreciation and amortization included in the carrying value of in-process inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once the ore is shipped to Inco.

5.  Prepaid and other assets

	2005	2004
	$	$
Prepaid	156	260
Marketable securities	59	59
	215	319

The Company holds the following portfolio of marketable securities in other assets at December 31, 2005 and 2004:
	2005		2004
	Shares	Amount	Shares	Amount
	#000s	$	#000s	$

Platinum Group Metals Ltd.	15	3	15	3
Nevada Star Resource Corp.	200	55	200	55
Nevada Star Resource Corp. (warrants)	300	1	300	1
		59		59

During 2003, the Company sold its interest in the Canwell, Alaska property to Nevada Star Resource Corp. (“Nevada Star”) for 150,000 Nevada Star shares, an additional 150,000 Nevada Star shares over the next three years, and 300,000 Nevada Star share purchase warrants with a three-year term. During 2003, the Company sold its interest in the Larder Lake, Ontario properties to NFX Gold Inc. for 2,000,000 shares of NFX Gold Inc. The value of the shares received was credited to exploration expense. During 2004, the company sold 2,000,000 shares of NFX Gold Inc. for $500.

The market value of marketable securities on December 31, 2005 was $93 (2004 - $89).

6.  Investments
	2005		2004
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$
Dynatec Corporation.	7,717	10,032	-	-
Lake Shore Gold Corp.	13,300	14,630	-	-
Superior Diamonds Inc.	6,860	3,070	-	-
INV[1] (common shares)	2,320	960	-	-
INV (common share purchase warrants)	2,348	692	-	-
		29,384		-

1International Nickel Ventures Corporation (“INV”) (see note 6).

The market value of the investments on December 31, 2005 was $49,094 (2004 - nil).

7.  Property, plant and equipment

	2005
	Cost	Accumulated amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	62,923	11,451	51,472
Plant and equipment	14,176	4,452	9,724
	77,099	15,903	61,196
Exploration	469,991	-	469,991
Corporate	365	286	79
	547,455	16,189	531,266

	2004
	Cost		Accumulated amortization		Net
		$	$	$
Mining
McCreedy West
Property and development	21,360		4,766		16,594
Plant and equipment	10,624		2,258		8,366
	31,984		7,024		24,960
Exploration	44,816		-		44,816
Corporate	477		332		145
	77,277		7,356		69,921

(a)  Sudbury basin properties option agreement

On November 29, 2001, FNX entered into a definitive agreement (the “Option to Purchase Agreement”) with Inco to acquire a 100% interest in the mineral rights to five Inco mineral properties located in the Sudbury Basin, Ontario (Kirkwood, Levack, McCreedy West, Podolsky and Victoria, collectively, the “Properties”), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties. The Option to Purchase Agreement became effective January 10, 2002 (the “Effective Date”). FNX entered into an agreement (the “SJV Agreement”) with Dynatec, which also became effective on the Effective Date, pursuant to which Dynatec acquired 25% of FNX’s interest, rights and obligations in the Option to Purchase Agreement. Accordingly, on the Effective Date, FNX and Dynatec formed a joint venture known as the SJV, with FNX holding a 75% interest and Dynatec a 25% interest. FNX managed exploration activities relating to the SJV and Dynatec managed mining operations.

On October 21, 2005, FNX acquired Dynatec’s 25% interest in the Properties and the SJV (which was terminated) pursuant to the Dynatec Transaction (see note 18(c)). Accordingly, FNX now holds a 100% interest in the Properties.

The Option to Purchase Agreement includes the following additional terms:

•
If FNX discovers a New Deposit (as defined in the Option to Purchase Agreement) on any of the Properties and elects to complete a bankable feasibility study on such New Deposit recommending production, and should such New Deposit contain mineral resources having a value (based on then current metal prices) of at least 600 million pounds of nickel or nickel equivalent at the time of such bankable feasibility study, Inco has a right to re-acquire a 51% interest in such a New Deposit but not the Properties (the “Back-in Right”) by bringing the New Deposit into commercial production without financial recourse to FNX. Until Inco achieves payback, it shall receive 80% of net revenues from production from the New Deposit. If Inco re-acquires a 51% interest in a New Deposit, Inco and FNX will form a joint venture, with Inco as the operator, to hold and operate the New Deposit.

•
Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Company is responsible for all environmental liabilities incurred on the Properties that result from the actions taken after the Effective Date. Processing environmental obligations cease upon delivery of ore to Inco.

•
Inco has a right of first offer to purchase any interest in the Properties that the SJV proposes to sell to an arm’s-length third party but does not apply to the transfer of interest in the Properties between FNX and Dynatec.

On the Effective Date, the Corporation and Inco agreed to a form of off-take agreement (the “Off-take Agreement”), which forms the basis of separate Off-take Agreements to be entered into with Inco upon the commencement of mining of any deposits found on the Properties. As of March 30, 2003, an Off-take Agreement had been entered into with Inco for Phase 1 of the McCreedy West Property. Under each Off-take Agreement Inco is granted the right to purchase all ores produced on the Properties for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco also has the right to refuse to purchase any ores that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such ores, in which case, FNX is entitled to have such ores processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious and platinum group metals.

(b)  McCreedy West

Commercial production from the Inter Main deposit at the McCreedy West mine was achieved on November 1, 2003 and the scheduled mining rate of 1,000 tons per day was reached in April 2004. McCreedy West is located in the Sudbury Basin region of Ontario.

Commencing May 2005, revenues and expenses from ore mined and shipped from the McCreedy West PM Deposit have been included in the statement of operations. The $14,900 of accumulated mineral property and exploration capital costs to date, net of $3,600 of pre-production revenue credits, were transferred from mineral exploration properties to McCreedy West mining property and development ($13,600) and plant and equipment ($1,300).

As at December 31, 2005, FNX held a 100% interest in McCreedy West.

(c)  Mineral exploration properties

The carrying value of the mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties. Mineral exploration properties are not being amortized. FNX’s active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

	2005	2004
	$	$
Aurora properties (note 18)	92,123	-
Kirkwood	1,600	200
Levack	81,509	7,554
Levack Footwall	219,188	2,614
McCreedy West PM Deposit	-	13,472
Podolsky	69,396	18,085
Victoria	6,175	2,891
	469,991	44,816

As at December 31, 2005, FNX held a 100% interest in the Kirkwood, Levack (including the Levack Footwall), Podolsky and Victoria mineral properties, all of which are located in the Sudbury Basin region of Ontario.

The Aurora properties are located in the Sudbury Basin region, Timmins, and in north western Ontario and the Temiscamingue region of Quebec. All of Aurora’s properties are in the exploration stage and there can be no assurance that commercially viable mineral deposits or reserves exist on them. The most material mineral properties that are included in the Aurora properties are located in the Sudbury Basin region and are pursuant to a joint venture agreement (the “Falconbridge Joint Venture”) with Falconbridge Limited (“Falconbridge”). As at December 31, 2005, the Company and Falconbridge held a 70% and 30% interest, respectively, in the Falconbridge Joint Venture. The Company is the operator of the Falconbridge Joint Venture. FNX holds between 50% and 100% interests in the remaining mineral exploration properties included in the Aurora properties.

(d)  Corporate

Corporate assets consist of office equipment, furniture and fixtures at the Toronto head office and the Sudbury exploration office.

8.	Reclamation and other deposits

	2005	2004
	$	$
Reclamation term deposits	1,230	1,230
Deposit with mine contractor	2,400	-
	3,630	1,230

Reclamation deposits include various amounts with government agencies in the Province of Ontario in connection with the McCreedy West, Levack and Podolsky properties.

Deposit with mine contractor relates to amounts advanced to Dynatec as a deposit on mining contractor services to be provided by Dynatec in connection with the Mining Services Agreement entered into on October 21,

2005 (see note 18(c)). The deposit will be applied against Dynatec’s invoice for December 2007.

9. Mine closure and site restoration

FNX’s asset retirement obligations relate to the final mine closure and site reclamation costs of its currently operating mine and advanced exploration mineral properties.

	2005	2004
	$	$
Balance - beginning of year	1,100	326
Accretion expense	62	20
Revisions to estimated obligations	-	754
Balance - end of year	1,162	1,100

FNX estimates the total future mine closure and site reclamation costs associated with the Sudbury operations to be approximately $1,600 (2004 - $1,600). These estimates are formally reviewed by technical personnel every year or more frequently if required by regulatory agencies. A credit adjusted risk free rate of 6.0% has been utilized to determine the mine closure and site restoration obligation recorded in the consolidated balance sheets. Management anticipates that such obligations will substantially be settled one year after the closure of its mining operations.

The cost estimates of future mine closure and site restoration obligations are based on reclamation standards that meet current regulatory requirements. In view of the uncertainties concerning environmental remediation, the ultimate cost of the mine closure and site restoration obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement costs is subject to change based upon amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended regulations, laws and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate when applicable. Environmental laws are continually evolving and FNX is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

10.	Income taxes

Future income tax liability at December 31 is comprised of the following:

	2005	2004
	$	$
Future income tax assets
Mining contractor services	5,777	-
Share issue costs	2,377	1,275
Non-capital losses	1,881	1,145
	10,035	2,420
Future income tax liability
Mineral properties	163,734	5,126
Investments	1,705	-
	165,439	5,126
	155,404	2,706

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 34% (2004 - 34%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2005	2004
	$	$
Earnings before income taxes and non-controlling interest	14,056	12,779
Computed expected tax at statutory rates	4,779	4,345
Non-controlling interest	(1,611)	(1,010)
Resource allowance (deduction)	(1,436)	(466)
Loss on sale of AHL to Dynatec	1,574	-
Reduction in valuation allowance	-	(1,108)
Non-deductible/(non-taxable) income	675	(464)
Ontario mining duties	22	1,224
Federal large corporation tax	718	(21)
	4,721	2,500

As a result of the issuance of 20,500,000 common shares to Dynatec (see note 18(c)) and 7,500,000 common shares under public offering, the Company’s taxable capital for both federal LCT and provincial capital taxes increased significantly. Accordingly, FNX incurred $718 of LCT, which is included in the provision for income and resource taxes and $1,135 of provincial capital taxes charged to the statement of operations.

All non-capital losses expire between 2006 and 2015.

11.     Non-controlling interest

	2005	2004
	$	$
Balance - beginning of year	19,075	14,618
SJV net earnings	4,738	4,282
Cash contributions	15,314	12,678
Cash distributions	(13,342)	(12,503)
Dynatec transaction (note 18(c))	(25,785)	-
Balance - end of year	-	19,075

Non-controlling interest represented Dynatec’s 25% interest in the SJV to October 2005, at which time, FNX acquired Dynatec’s interest in the SJV (see note 18(c)).

12.  Share capital and earnings per share

(a)	Common shares issued and outstanding (i)

	2005		2004
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$

Balance - beginning of year	50,266	126,415	47,415	106,073
Stock options exercised	993	4,959	351	364
From contributed surplus (note 13)	-	2,953	-	49
Income tax benefits renounced to flow-through shareholders (ii)	-	(8,533)	-	-
Flow-through shares (ii)	-	-	2,500	19,929
Acquisition of Aurora (note 18(a))	4,271	49,712	-	-
Acquisition of 100% of Sudbury assets and Aurora	20,500	284,950	-	-
Public offering (iv)	7,500	98,491	-	-
Balance - end of year	83,530	558,947	50,266	126,415

(i)	FNX is authorized to issue an unlimited number of common shares.

(ii)
On June 17, 2004, FNX issued 2.5 million flow-through common shares for gross proceeds of $20,600. Financing costs of $1,200 and a future income tax asset of $500 resulted in a net amount of $19,900. During the three month period ended March 31, 2005, FNX renounced the associated income tax deductions to the flow-through shareholders. The estimated tax benefit of $8,533 related to the $20,600 of flow-through shares was charged to share capital with a corresponding increase in the related future income tax liability.

(iii)
Effective April 18, 2005, FNX approved a Shareholder Rights Plan (the “Rights Plan”), which was subsequently ratified by independent shareholders at a meeting of shareholders held on May 19, 2005. Under the terms of the Rights Plan, one right (“Right”) was attached to each existing common share and each common share subsequently issued will have one Right attached to it. The Rights will separate from the common shares and become exercisable following a bid, other than a bid which meets certain criteria as a permitted bid (“Permitted Bid”), for 20% or more of the common shares of FNX. In the event of a bid which is not a Permitted Bid, each Right, other than the Rights attached to common shares held by the party making the bid, would permit the holder the right to purchase common shares effectively at 50% of the price at that time. In the event of a Permitted Bid, the Rights will be deemed to be redeemed at $0.00001 per Right. The Rights plan effectively allows FNX 60 days to assess a bid and, if more than 50% of the common shares held by independent shareholders are tendered within that 60 day period, requires a public announcement of that fact by the bidder who must allow an additional 10 days from that date for additional shareholders to tender their shares.

(iv)
On November 28, 2005, FNX closed a bought deal financing pursuant to which it issued an aggregate of 7,500,000 common shares at a price of $13.60 per share for aggregate gross proceeds of $102,000. Costs of $5,100 and a future income tax asset of $1,591 resulted in a net amount of $98,491.

(b)	Earnings per share

	2005	2004
Net earnings available to shareholders ($)
Basic and diluted	4,597	5,997
Weighted average shares outstanding (#000s)
Basic	57,657	49,160
Effect of dilutive stock options	502	968
Diluted	58,159	50,128
Stock options excluded from dilution	658	1,060
Earnings per share
Basic and diluted	$0.08	$0.12

13.          Contributed surplus - stock-based compensation

Until March 16, 2005, FNX had only one stock-based compensation plan, a stock option plan. Effective March 16, 2005, the Board of Directors implemented a policy requiring all directors to hold a minimum of 5,000 common shares and/or deferred share units (“DSUs”) within five years of their appointment to qualify for membership on the Board.

The following table summarizes information regarding FNX's contributed surplus - stock-based compensation as at and for the years ended December 31, 2005 and 2004:

	2005	2004
	$	$
Balance - beginning of year	7,562	6,737
Stock-based compensation expense	1,068	874
Transfer of exercised options to share capital	(2,953)	(49)
Balance - end of year	5,677	7,562

(a)  Stock option plan

The stock option plan (the “Option Plan”) is for directors, officers, employees and certain individuals that provide ongoing services to FNX. Under the Option Plan, options are typically granted for a five year period and in such numbers as reflects the level of responsibility of the particular optionee and his or her contribution to the business and activities of FNX. Options granted under the Plan prior to 2004 vested at the discretion of the Board of Directors, while options granted in 2004 vest 50% after one year from the date of grant with the balance vesting after two years from the date of grant. Effective January 1, 2005, options granted under the Option Plan have a five year term and vest 33.3% on the anniversary date of each of the first three years following the grant date. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with FNX. The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan cannot be less than the market price of the shares when the relevant options are granted.

FNX's common shares are listed on the Toronto Stock Exchange and the American Stock Exchange. The following table summarizes information regarding FNX’s outstanding and exercisable stock options as at December 31, 2005:

Outstanding				Exercisable
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000s	#	$	# 000s	$
0.50 to 4.95	341	13	1.72	341	1.72
5.04 to 6.85	718	29	6.34	650	6.41
7.40	350	47	7.40	-	-
8.15 to 10.99	668	40	9.26	470	8.58
13.00	324	60	13.00	-	-
13.75	160	57	13.75	-	-
	2,561		7.02	1,461	6.01

The following table summarizes information regarding FNX's stock options as at and for the years ended December 31, 2005 and 2004:

	2005		2004
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000s	$	# 000s	$
Balance - beginning of year	2,523	5.60	2,993	5.31
Granted	1,063	10.72	138	5.63
Exercised	(993)	4.99	(351)	1.04
Cancelled	(32)	7.65	-	-
Expired	-	-	(257)	8.43
Balance - end of year	2,561		2,523

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions used for grants as follows: dividend yield of 0.0% (2004 - 0%), expected volatility of 49% (2004 - 49%), risk-free interest rate of 4.0% (2004 - 3.0%) and expected life of 36 months (2004 - 24 months).

(b) Deferred share units plan

On March 16, 2005, the Board of Directors approved the implementation of a deferred share unit plan (the “DSU Plan”), effective July 1, 2005. The purpose of the DSU Plan is to promote a greater alignment of interests between shareholders and Directors by linking a portion of Director compensation to the future value of FNX’s common shares. The DSU Plan is only eligible to Directors of FNX and is to allow Directors the choice to receive, in increments of 25%, up to 100% of their compensation in the form of DSUs rather than by way of cash. Under the terms of the DSU Plan, the number of DSUs granted is based upon the fair market value of FNX’s common shares at that time. DSUs are only converted into common shares upon the Director’s death or resignation from the Board.

Included in stock-based compensation expense in 2005 is $28 related to 1,974 common shares that are reserved for issuance under the DSU Plan.
21

14. Other expenses (income)

	2005	2004
	$	$
Interest income	(1,816)	(1,118)
Shares and warrants received for management services to INV (note 16)	(1,343)	-
Management fees	(165)	-
Foreign exchange	514	620
Miscellaneous	71	(324)
	(2,739)	(822)

15. Supplementary cash flow information

	2005	2004
	$	$
Net change in non-cash working capital
Accounts receivables	(6,724)	(6,479)
In-process inventory	(735)	(2)
Prepaids and other assets	104	370
Accounts payable and accrued liabilities	10,005	(1,807)
	2,650	(7,918)
Other information
Interest paid	12	8
Income and resource taxes paid	-	-

16. Related party transactions

In 2004, FNX invested $200 of funds in INV, which at that time was a private mineral prospecting company. The President and Chief Executive Officer (who is a director of FNX and a director of INV), two other directors and two senior officers of FNX also invested in INV in 2004. In 2005, FNX invested a further $60 of funds in INV, resulting in FNX holding 920,230 common shares of INV. In December 2005, as part of a planned Initial Public Offering by INV, FNX was issued 500,000 common shares for cash consideration of $250 and an additional 900,000 common shares with an ascribed value of $450 in payment of past administrative services and financial support provided by FNX to INV from November 2003 to December 2005. Also in December 2005, FNX was issued common share purchase warrants, with an ascribed value of $691, in exchange for FNX foregoing its right of first option to acquire any property interest of INV. Each of the 2,347,886 share purchase warrants entitles the holder to acquire one common share of INV at a price of $1.40 until December 7, 2010. Subsequent to year end FNX purchased an additional 830,000 common shares of INV for cash consideration of $996.

Under the terms of an agreement between FNX and INV, dated January 1, 2006, FNX has agreed to provide certain administrative services and facilities to INV for a fee of $10 per month commencing January 1, 2006. These services include providing office facilities and communication equipment in addition to the non-exclusive services of certain FNX personnel (limited to 20% each per week), including the Vice President and Chief Financial Officer of FNX, who serves as the Vice President and Chief Financial Officer of INV, and accounting and administrative personnel as required by the Vice President and Chief Financial Officer of INV. In addition to the $10 monthly fee, the Corporation will reimburse FNX for the non-exclusive services of the Vice President Business Development of FNX, who serves as the President and Chief Executive Officer of INV, and the Investor Relations Officer of FNX, who is also the Director of Investor Relations for INV. Such reimbursement shall be calculated as an amount equal to the salaries and benefits paid to such individuals, multiplied by the percentage of their respective time spent providing services to INV.

On March 17, 2006, INV completed an Initial Public Offering (“IPO”) of 18,500,000 common shares at a price of $1.20 per common share and was listed on the Toronto Stock Exchange. As part of the IPO, FNX purchased 830,000 common shares of INV for cash consideration of $996. As at March 24, 2006, FNX owned 3,150,230 common shares of INV, representing 9.9% of the issued and outstanding common shares of INV, and 2,347,886 share purchase warrants at an exercise price of $1.40 per common share.

17.	Commitments and other

(a)   Operating leases

The Company is committed to payments under operating leases for office space and equipment in the total amount of approximately $800. Annual payments are as follows:

$
2006	200
2007	200
2008	200
2009	200
2010	-
800

(b)	Deferred payment obligation

The Company is committed to two future payments to Dynatec, discounted at the risk-free rate, as follows (see note 18(c)):

$
2006	7,500
2007	7,500
15,000
Less: Interest component	(770)
Current portion	(7,230)
7,000

18. Business acquisitions and disposition

(a) Acquisition of Aurora

On May 4, 2005, the Company announced it had entered into an agreement with ARP whereby FNX agreed to acquire all of the issued and outstanding common shares of ARP, and immediately transfer this investment into a wholly owned subsidiary AHL, in exchange for common shares of FNX. The transaction to acquire Aurora closed on July 1, 2005. FNX issued 4,270,803 common shares with an ascribed value for accounting purposes of $11.64 per common share (based upon the volume weighted average trading price of FNX’s shares for the day of, the two trading days before and the two trading days after June 15, 2005, the date the number of shares that FNX was to issue was determined). Accordingly, the share consideration totaled $49,712 plus $729 costs of the transaction for a total of $50,441. The principal assets of Aurora acquired by FNX were 13,300,000 common shares of Lake Shore Gold Corp. (“LSG”), 6,860,715 common shares of Superior Diamonds Inc. (“SUP”), an interest in a joint venture with Falconbridge Limited in the Sudbury mining district and various other mineral exploration properties located in Ontario and Quebec. The ascribed value of the mineral properties acquired from ARP was greater than the mineral properties tax values. Accordingly, a future income tax liability of $17,194 was accrued. The allocation of the purchase price as at July 1, 2005, based on the consideration paid for the acquisition of Aurora, is summarized below:

Purchase of 100% of Aurora
$
Net assets acquired:
Cash and cash equivalents	3,167
Accounts receivable	635
Investments	12,663
Property, plant and equipment	51,321
Current liabilities	(151)
Future income taxes	(17,194)
50,441
Consideration paid:
Common shares	49,712
Cash	729
50,441

(b) Disposition of 50% of Aurora to Dynatec

In a related but independent transaction, FNX and Dynatec entered into an agreement dated May 18, 2005, whereby FNX agreed to sell to Dynatec on July 1, 2005 a 50% interest in Aurora for $12,247 in cash plus that number of common shares of Dynatec equal to the number of FNX shares issued to the common shareholders of ARP times 1.806825. The number of common shares of Dynatec so issued totaled 7,716,594. The value of Dynatec’s shares on July 1, 2005 was $1.30 per common share. Accordingly, the total consideration received by FNX from Dynatec was valued for accounting purposes at $22,621. As 50% of FNX’s interest in Aurora was valued for accounting purposes at $25,221, the sale to Dynatec resulted in a pre-tax, non-recurring, non-cash loss for accounting purposes of $2,600. In addition, as a result of a difference between the values of the Dynatec shares for accounting and tax purposes, a further future income tax expense of $687 was charged to earnings. Accordingly, the total non-recurring, non-cash loss for accounting purposes as a result of the disposition of a 50% interest in Aurora to Dynatec was $3,287. This loss was recorded on July 1, 2005. The following table summaries the disposition to Dynatec of 50% of the net assets of Aurora acquired on July 1, 2005 and the resultant loss for accounting purposes on this transaction:
Sale of 50% of Aurora to Dynatec
$
Net assets sold:
Cash and cash equivalents	1,584
Accounts receivable	317
Investments	6,331
Property, plant and equipment	25,661
Current liabilities	(75)
Future income taxes	(8,597)
25,221
Consideration received:
Cash and cash equivalents	12,247
Cash for reimbursement of costs	342
Common shares of Dynatec	10,032
22,621
Loss before tax	2,600
Future income tax expense	687
Loss on disposition	3,287

As a result of the two transactions described above, each of FNX and Dynatec held a 50% interest in Aurora throughout the third quarter of 2005. FNX accounted for its interest in Aurora using the proportionate consolidation method for the third quarter of 2005. Subsequent to the end of the third quarter of 2005, FNX reacquired the 50% interest in Aurora it had sold to Dynatec (see below).

(c) The Dynatec transaction

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec (the “Dynatec Transaction”) whereby FNX would increase its ownership to 100% of the Sudbury assets for total purchase consideration of $299,180, plus corporate transaction costs of $1,101. The transaction closed on October 21, 2005. The material terms of the transaction are as follows:

(i)	FNX acquired Dynatec’s 25% interest in the SJV and 50% interest in Aurora;

(ii)	FNX issued 20,500,000 common shares to Dynatec;

(iii)
FNX and Dynatec entered into a Voting Trust agreement with a term of three years pursuant to which votes attached to the common shares held by Dynatec will be voted in line with recommendations of the board of directors of FNX on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(iv)
FNX was provided with a right of first refusal in the event that Dynatec wishes to distribute any of the common shares that it holds, which will permit FNX to designate the purchasers of common shares to be sold by Dynatec for a period of 10 business days at a price acceptable to Dynatec (net of commissions) which, in the event of a sale by way of a prospectus, shall not exceed 95% of the volume weighted average of the trading prices of the common shares on the Toronto Stock Exchange for the five trading days immediately prior to receipt of written notice from Dynatec of its election to sell such common shares (the “VWAP”) and, in the event of a sale that will not be done by way of a prospectus, shall not exceed the VWAP, and if FNX elects not to exercise its right of first refusal or is unable to arrange for the sale of the common shares in accordance with terms attaching thereto, Dynatec may, for a period of 90 days thereafter, enter into an underwriting agreement to sell such common shares through a public distribution in Canada and, if a prospectus is required in connection with such sale, FNX will take such reasonable steps, at Dynatec’s cost, as are necessary to qualify by prospectus in Canada the distribution of such common shares;

(v)
Dynatec was provided with representation on FNX’s board of directors that is the greater of two nominees and that number of nominees that is equal to Dynatec’s fully diluted ownership position, for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

(vi)
FNX agreed to purchase, at the option of Dynatec, $10,000 of Dynatec’s common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100,000 and is completed before October 21, 2006; however, Dynatec subsequently completed a common share offering of in excess of $100,000 without exercising their option and, accordingly, the Dynatec option described herein has fallen away; and

(vii)
Dynatec will provide contractor mining services at the Sudbury properties until December 31, 2007, subject to FNX having approval, control and direction over the services provided by Dynatec. Under the mining services agreement, Dynatec will be paid a fee of 7% on a cost reimbursement basis. In addition, Dynatec is to be paid $7,500 on each of December 31, 2006 and 2007.

The total purchase consideration of $300,281 was satisfied by the issuance of 20,500,000 common shares of FNX, the future payment to Dynatec of $7,500 on each of December 31, 2006 and 2007, plus cash transaction costs of $1,101. The 20,500,000 common shares issued by FNX to Dynatec had an ascribed value for accounting purposes of $13.90 per common share (based upon the volume weighted average trading price of FNX’s shares for the day of, the two trading days before and the two trading days after October 5, 2005, the date of the announcement of the transaction). Accordingly, the share consideration totaled $284,950. The discounted value, at 3.6%, of the two $7,500 payments to Dynatec is $14,230. An independent valuation of the mining and mineral exploration properties was completed and the purchase price was accordingly allocated to the mineral properties. The ascribed value of the mineral properties acquired was greater than the mineral properties tax values. Accordingly, a future income tax liability of $133,218 was accrued. The allocation of the purchase price as at October 21, 2005, based on the consideration paid for the acquisition of Dynatec’s interest in the SJV and Aurora, is summarized below:

Purchase of SJV and Aurora
$
Net assets acquired:
Cash and cash equivalents	1,511
Accounts receivable	(2,606)
Investments	11,368
Property, plant and equipment	398,083
Current liabilities	(642)
Non-controlling interest	25,785
Future income taxes	(133,218)
300,281

Consideration paid:
Common shares	284,950
Deferred payment obligation	14,230
Cash	1,101
300,281

19.  Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. The company has a future payment liability to its mine contractor, which is carried at fair market value (see note 18(c)), as the discount rate on the acquisition date approximates the current discount rate. FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments.

20.  Segmented information

The Company operates in one geographic location, Sudbury, Ontario, Canada, and one segment, mineral exploration, development and mining.

The Company sells all of its ore produced to Inco under the terms of the Off-take Agreement and, accordingly, Inco is currently FNX’s sole customer. Inco has agreed to concentrate, smelt and refine all of FNX’s ore produced through to December 31, 2007.
26

21.  Significant differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP.

If US GAAP were employed, the net earnings (loss) for the years would be adjusted as follows:

	2005	2004
	$	$
Net earnings per Canadian GAAP	4,597	6,489
Exploration and acquisition costs (a)	(38,110)	(21,000)
Start-up activities (b)	1,084	441
Effect on depletion, depreciation and amortization of different mining assets (a)	2,430	2,139
Tax adjustments, including flow-through shares (c)	14,327	2,434
Non-controlling interest on above adjustments	5,636	4,107
Loss for the year per US GAAP before change in accounting policies	(10,036)	(5,390)
Change in accounting policies per US GAAP (f)	1,726	-
Loss for the year per US GAAP	(8,310)	(5,390)
Basic and diluted loss per share per US GAAP before change in accounting policies	(0.17)	(0.11)
Basic and diluted change in accounting policy impact per share per US GAAP	0.03	-
Basic and diluted loss per share per US GAAP	(0.14)	(0.11)
	2005	2004
	$	$
Deficit per Canadian GAAP	10,667	16,543
Cumulative exploration and development costs (a)	82,926	44,816
Pre-feasibility study mine development costs	8,431	8,431
Cumulative flow-through share premium income (c)	(8,374)	(2,124)
Flow through premium (c)	-	6,250
Share capital (c)	-	(6,250)
Effect on depletion, depreciation and amortization of different mining assets (a)	(4,569)	(2,139)
Start-up activities (b)	(2,018)	(934)
Stock-based compensation (d)	(3,159)	(3,159)
Non-controlling interest on above adjustments	(15,034)	(9,398)
Tax adjustments on above (e)	(10,511)	(2,434)
Net effect of change in accounting policies per US GAAP (f)	(447)	-
Deficit per US GAAP	57,912	49,602

(a)	Exploration and development

Under Canadian GAAP, all costs related to the acquisition, exploration and development of non-producing mineral properties are capitalized. Under US GAAP, mining companies are permitted to capitalize acquisition, exploration and development costs only upon the determination of a commercially mineable deposit. As at January 1, 2005, the Company has proven and probable reserves for the PM Deposit of the McCreedy West Mine. All PM Deposit costs prior to this date have been written off. Due to differences in asset bases for Canadian and US GAAP, the annual depreciation, amortization and depletion will differ.

(b)           Start-up activities

Under US GAAP, the Company is required to expense the cost of start-up activities once product is produced in saleable form; these costs were capitalized under Canadian GAAP, prior to commercial production. Start-up  activities at the PM Deposit included sales revenues of $2,480 and costs incurred of $1,396 that have been capitalized under Canadian GAAP.

(c)	Flow-through shares

Under US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference. This liability is reversed once the expenditures are incurred.

(d)          Stock-based compensation plans

Under Canadian GAAP, the Company has expensed the fair value of all options granted after January 1, 2002. Under US GAAP, the Company has adopted the prospective transition method of Statements of Financial Accounting Standards Board (“SFAS”) 148 and expensed the fair value of all options granted after January 1, 2003.

(e)            Income taxes related to the above adjustments

Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP. The Company has accumulated losses for income tax purposes, and as such, no recognition of the tax implications have been recorded on the US GAAP earnings.

(f)           Change in accounting policies

The Company has changed its accounting policies with respect to revenue recognition and the costing of broken ore underground. Revenue will now be recognized at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. FNX has also changed its accounting policy with respect to broken ore underground. In-process inventory will now be recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. The impact on net earnings of these changes in accounting policies under US GAAP was $1,726.

(g)           Comprehensive income

Comprehensive income is recognized and measured under US GAAP pursuant to SFAS 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The following is a summary of the Company’s comprehensive income as measured under SFAS 130:

	2005	2004
	$	$
Income (loss) under US GAAP	(8,310)	(5,390)
Other comprehensive income (loss)
Mark to market of available for sale securities, net of tax	16,344	89
Comprehensive income (loss) based on US GAAP	8,034	(5,301)
Basic and diluted comprehensive income (loss) per share per US GAAP	0.14	(0.11)

(h) Permitted disclosures

Under US GAAP, the subtotal of “operating activities” on the consolidated statement of cash flows prior to the increase in non-cash working capital is not a permitted disclosure.

(i) Recent US accounting pronouncements

(i)
In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period change. In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. The statement is effective for fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on the financial statements.

(ii)
In December 2004, the FASB issued SFAS 123 (Revised 2004), “Share-Based Payment”, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. In 2005, the FASB released several related Staff Positions (“FSPs”) to help clarify and interpret this new guidance. The new rules modify certain measurement and expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on fair value (instead of the intrinsic value) of the award. SFAS No.123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. The Company previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2003. The Company is assessing the impact of the adoption on its consolidated financial position and results of operation, but it does not expect it to be material.

(iii)
SFAS 153, Exchanges of Non-monetary Assets, was issued in December 2004 as an amendment to Accounting Principles Board (APB) Opinion No. 29. SFAS 153 provides guidance on the measurement of exchanges on non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. SFAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005, and is not expected to have a material impact on the Company’s consolidated financial statements.

(iv)
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006.

(v)
In September 2005, the EITF reached a consensus on issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. This issue addresses the question of when it is appropriate to measure purchase and sales of inventory at a fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that in certain circumstances purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. The consensus should be applied to new arrangements entered into, and modifications or renewals of existing agreements, beginning with the second quarter of 2006. The Company does not expect the adoption of this statement will have a material impact on our results of operations or financial position.

(vi)
SFAS 151, Inventory Costs, was issued in November 2004 as an amendment to Accounting Research Bulletin (ARB) No. 43. SFAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under SFAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. SFAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. SFAS 151 will be effective for inventory costs incurred beginning in the Company’s 2006 fiscal year. The Company is presently evaluating the impact of SFAS 151 on the Company’s consolidated financial statements.

Document No. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fourth Quarter and Year Ended December 31, 2005

The following management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of FNX Mining Company Inc. (“FNX” or the “Company”) was prepared to enable a reader to assess material changes in the financial condition and results of operations of FNX as at and for the three month period and year ended December 31, 2005, in comparison to the corresponding prior-year periods. This MD&A is prepared as at March 30, 2006, and is intended to supplement and complement the audited consolidated financial statements of FNX for the years ended December 31, 2005 and 2004, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with the most recent Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities. This MD&A contains certain forward looking statements based on management’s current expectations (please see “Cautionary Note Regarding Forward Looking Statements” below). All references to dollars herein are in Canadian dollars unless otherwise specified. The Company has changed various accounting policies as outlined in “Financial Results - Change in accounting policies”. As a result, all financial information related to 2004 and earlier within the AIF has been restated.

Executive Summary

Acquisitions and major developments

Following FNX’s acquisition on July 1, 2005 of 100% of Aurora Platinum Corp. (“Aurora”) and immediate subsequent disposition of 50% of Aurora to Dynatec Corporation (“Dynatec”) (collectively the “Aurora Transactions”), FNX completed two other major transactions in the fourth quarter of 2005 - the October 21, 2005 acquisition of Dynatec’s interests in Sudbury, thereby increasing FNX’s ownership in its Sudbury properties to 100%, and the November 28, 2005 closing of a bought deal financing pursuant to which FNX issued 7,500,000 common shares for gross proceeds of $102.0 million. These transactions have transformed the Company by quadrupling the size of the balance sheet, adding sufficient cash resources to permit FNX to undertake its capital exploration and development program in 2006 and allowing the Company to obtain 100% benefit from any future opportunities in the Sudbury Basin of Ontario.

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec whereby FNX would consolidate 100% ownership of its Sudbury assets (the “Dynatec Transaction”). On October 21, 2005, the Dynatec Transaction closed and FNX acquired Dynatec’s 25% interest in the Sudbury Joint Venture (the “SJV”) and its 50% interest in Aurora for the issuance by FNX of 20,500,000 of its common shares to Dynatec. The agreement also contains other terms including significant restrictions on the FNX common shares issued to Dynatec, including a three year voting trust, standstill and right of first refusal plus a requirement for broad distribution on the sale of the FNX shares. In addition, FNX has entered into a mine contractor services agreement whereby Dynatec will provide FNX with mine contractor services on the Sudbury properties until December 31, 2007. Dynatec will be paid a fee for such services. Management is of the view that the consolidation of these assets allows FNX to streamline and optimize its Sudbury assets and provides greater flexibility for FNX to pursue growth opportunities in the Sudbury mining district.

With the acquisition of Dynatec’s interest in the former SJV and FNX acquiring 100% ownership and control of its Sudbury assets, the Company changed its accounting policy with respect to revenue recognition to better align FNX’s accounting policies with its industry peers and is more reflective of the Company’s evolvement from a developing stage enterprise to a mid-tier producer. The change in accounting policy was applied retroactively and financial results and positions for all periods presented in the annual consolidated financial statements for 2005 and discussed in this MD&A have been restated in accordance with the changes in accounting policies which are more fully described below under Change in Accounting Policies.

Operations

FNX mined and sold more tons of ore and produced more pounds of nickel and copper in the fourth quarter of 2005 than in either the fourth quarter of 2004 or the third quarter of 2005. The Company mined 124,169 tons of ore and shipped and sold 131,404 tons of ore resulting in the sale of 2.2 million pounds of nickel during the fourth quarter of 2005. FNX realized revenues of US$5.77 per pound of nickel sold and had cash costs, net of by-product credits, of US$3.11 per pound of nickel sold. The revenue per ton of ore sold was $173 at a cash cost of $122 per ton resulting in a cash operating margin per ton of ore sold of $51. Nickel sales, along with significant by-product revenues from copper, platinum, palladium, gold and cobalt, resulted in operating revenues of $22.7 million. Mine cash operating costs for the quarter totaled $16.0 million, providing a cash operating margin of $6.7 million.

For 2005, FNX mined and sold more tons of ore and produced more pounds of nickel and copper than in 2004. The Company mined 442,886 tons of ore and sold 437,376 tons of ore resulting in the sale of 8.0 million pounds of nickel and 6.2 million pounds of copper. In 2005, FNX realized revenues of $6.56 per pound of nickel sold and had cash costs, net of by-product credits, of US$3.17 per pound of nickel sold. The revenue per ton of ore sold was $193 at a cash cost of $118 per ton resulting in a cash operating margin per ton of ore sold of $76. Nickel sales, along with significant by-product revenues from copper, platinum, palladium, gold and cobalt, resulted in operating revenues of $84.6 million and mine cash operating costs for 2005 totaled $51.5 million, providing a cash operating margin of $33.1 million.

As a result of a non-cash loss of $3.3 million on the sale of a 50% interest in Aurora to Dynatec, FNX’s net earnings for the year were reduced by $3.3 million, or $0.06 per share. Adjusting for this unusual item, FNX reports Adjusted Earnings of $7.9 million for the year, equal to $0.14 per share. Cash balances and working capital were $152.5 million and $153.2 million, respectively, at December 31, 2005 and the Company continued to be debt free.

The main focus of the FNX exploration program during the quarter continued to be the high grade copper-nickel-platinum-palladium-gold discoveries in the footwall of the Levack Mine. Drilling from surface (3 drills) and underground platforms (3 drills) during the fourth quarter of 2005 continued to expand the Levack Footwall Deposit, first reported in February 2005. Press releases in 2005 documented the progress of this program and suggested that a potentially significant deposit has been discovered. Updated information was released subsequent to year end and further results will be released on a continuing basis. While the available data are insufficient to determine resources/reserves of the Levack Footwall Deposit, strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the deposit extends beyond the boundaries of the area drilled to date. The Levack Footwall Deposit bears many similarities, particularly the geological setting and mineralogy, with other currently producing footwall-type deposits in the Sudbury mining district. Three other footwall zones in proximity to the Levack Footwall Deposit are being drilled and their relationship to the Footwall Deposit is being investigated. A great deal of additional drilling is required to determine the deposit’s size and economic potential. Access options to the Footwall Deposit are being considered. The drilling on the Aurora properties was initiated and will continue in 2006.

Mining at the Inter Main and PM Deposits of the McCreedy West mine continued in the fourth quarter. Ore sold from the PM Deposit at McCreedy West was included in revenue in the statement of operations starting with May 2005. The rehabilitation of the #1 and #2 shaft compartments at Levack has been completed to the 1860 level with rehabilitation done on four levels. A decision has been made to rehabilitate the shaft to the 2650 level. Shaft sinking at Podolsky continued with 373 feet of advance in the quarter and the shaft reached a depth of 1,772 feet by the end of the year. Excavation of the 1750 level station reached 32 feet by the end of the year.

There were no lost time accidents in the fourth quarter of 2005 at McCreedy West and the Levack and Podolsky projects were lost time incident free. In light of the increased number of personnel, a second full-time health and safety coordinator was hired. A public information session was held in November to update local residents on the activities at both the McCreedy West and Levack mine sites. Over 100 local residents attended this meeting and the Company was complimented on its openness. Liaison as part of our memorandum of understanding is continuing on a regular basis with the Whanapitae First Nation at Podolsky. There were no reportable environmental incidents in the quarter. During 2005, McCreedy West initiated the development of an ISO 14001 compatible Environmental Management System and an OHSAS 18001 compatible Health and Safety Management System with an implementation date of December 2006.

Key Economic Trends

FNX’s financial performance has been and is expected to continue to be closely linked to the price of nickel and, to a lesser extent, the price of copper and other metals (platinum, palladium, gold and cobalt) produced by the Company. Nickel accounted for approximately 64% of the Company’s mine operating revenues in the fourth quarter of 2005, a decline from the 77% in the third quarter of 2005 and 96% in the fourth quarter of 2004. Copper accounted for 22% of revenues in the fourth quarter of 2005 an increase of 15% from the fourth quarter of 2004 as production continues to ramp up from the PM Deposit. The balance of FNX’s revenues comes from the by-product production of platinum, palladium, gold and cobalt. These by-products contributed 14% of FNX’s revenues in the fourth quarter of 2005 and 9% for the year, compared to 3% and 5% for the fourth quarter and year 2004.

Nickel

The cash settlement price of nickel on the London Metal Exchange (“LME”) fluctuated considerably in 2005, having opened the year at US$6.37 per pound, reaching a high of US$8.05 per pound on May 12, 2005 and a low of US$5.22 per pound on November 1, 2005 and closing the year at US$6.07 per pound. The LME nickel price averaged US$5.73 per pound in the fourth quarter of 2005, compared to an average of US$6.61 per pound in the third quarter of 2005 and US$6.39 per pound in the fourth quarter of 2004, respectively. The LME cash settlement price on December 31, 2005 was US$6.07 per pound and averaged US$6.68 for the 2005 year, compared to an average price of US$6.28 per pound in 2004. The LME average cash settlement price per pound of nickel has been higher year over year for the past five consecutive years increasing as follows: 2001 - US$2.70; 2002 - US$3.07; 2003 - US$4.37; 2004 - US$6.28; and 2005 - US$6.68. Nickel prices have increased in the first quarter of 2006 and averaged US$6.70 per pound during January and February 2006 and closed at US$6.88 per pound on March 28, 2006.

Nickel prices remained well above historical levels in 2005 due to the growing importance of Chinese nickel demand, signs of improving world economy and a shortage of primary nickel sources. Long-term drivers are expected to be the sustainability of Chinese nickel demand growth, the global supply deficit, a declining US dollar and continuing high energy prices. In addition, AME Mineral Economics has stated that the depletion of scrap resources is expected to affect the price of nickel as such sources accounted for approximately 40% of available nickel in 2004 but have since been depleted due to the increase in nickel prices. World consumption of nickel grew by 2.8% in 2004 to 1.25 million tonnes. In 2005, consumption growth was severely constricted by a supply shortage, resulting in increasing prices. Growth in 2005 was concentrated in China, with China accounting for 60% of the total increase in world consumption between 1999 and 2004.

Management continues to be of the view that the LME average cash settlement price for nickel will continue to be volatile but strong. Each US$1.00 change in the price per pound of nickel is expected to generate a change in the Company’s pre-tax earnings and cash flow from operating activities by approximately $9.7 million.

Copper

The LME average cash settlement price per pound of copper nickel has been higher year over year for the past five consecutive quarters increasing as follows: 2004Q4 - US$1.40; 2005Q1 - US$1.48; 2005Q2 - US$1.54; 2005Q3 - US$1.70; and 2005Q4 - US$1.95. The LME cash settlement price for copper has continued to increase in the first quarter of 2006 and averaged US$2.24 per pound from January 1 to March 28, 2006, closing that day at US$2.43 per pound. Each US$0.50 change in the price per pound of copper is expected to generate a change in the Company’s pre-tax earnings and cash flow from operating activities by approximately $5.9 million. Management is of the view that the LME average cash settlement price for copper will remain strong relative to historic prices.

Precious and other metals

FNX produces by-product platinum, palladium, gold and cobalt. The price of platinum was US$859, US$968 and US$1,065 per ounce on December 31, 2004, 2005 and March 28, 2006, respectively. The price of palladium was US$183, US$254 and US$330 per ounce on December 31, 2004, 2005 and March 28, 2006, respectively. The price of gold was US$438, US$517 and US$567 per ounce on December 31, 2004, 2005 and March 28, 2006, respectively. The price of cobalt was US$18.50, US$14.75 and US$14.25 per pound on December 31, 2004, 2005 and March 28, 2006 respectively.

The contribution to FNX’s revenues from the sale of platinum, palladium and gold is expected to increase in 2006, compared to 2005, as the Company produced 10,040 ounces of combined platinum, palladium and gold in 2005 and is budgeting to produce 40,000 ounces in 2006. Cobalt production in 2005 totaled 98,410 pounds and is budgeted at 55,000 pounds in 2006.

Foreign exchange

FNX reports its financial results in Canadian dollars. While the Company’s minesite operating costs and most exploration and administration costs are in Canadian dollars, revenues from metal sales and concentrating, smelting and refining costs are in US dollars. The Canadian dollar has appreciated relative to the US dollar during the quarter as the average rate for the fourth quarter of 2005 was $1.17/US$, compared to $1.18/US$ in the third quarter of 2005. The exchange rate for the fourth quarter of 2004 was $1.22/US$. The Canadian dollar has outperformed most major currencies in 2005. Many analysts are not expecting significant changes in the $/US$ exchange rate in 2006 due to Bank of Canada comments that a strong dollar relative to the US dollar would hamper economic growth in Canada. Each $0.05 change in exchange rates is expected to generate a change in the Company’s pre-tax earnings and cash flow from operating activities by approximately $2.1 million.

Financial Results

Change in accounting policies

FNX has changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue is now recognized at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. FNX has also changed its accounting policy with respect to broken ore underground. In-process inventory will now be recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. The Company feels that these changes better align FNX’s accounting policies with its industry peers, and are more reflective of FNX’s continuing evolution from a development stage enterprise to a mid tier producer. Both changes have been adopted retroactively in the Company’s 2005 financial statements. As a result of the change in accounting policy for revenue recognition, FNX’s revenues and, therefore, net earnings will be more volatile in 2006 and beyond as the impact of changing metal prices on provisionally priced sales is recorded in the subsequent periods.

Overview

The following table presents a summary of and changes between FNX's Consolidated Statements of Operations for the periods ended December 31, 2005 and 2004.

Table 1	Three months ended			Year ended
	2005	2004	Change	2005	2004	Change
	$000s	$000s	$000s	$000s	$000s	$000s

Mine operating revenues	22,726	16,345	6,381	84,602	60,411	24,191
Mine operating expenses (1)	(16,032)	(9,641)	(6,391)	(51,484)	(35,510)	(15,974)
Margin	6,694	6,704	(10)	33,118	24,901	8,217
Mine amortization	(3,205)	(1,802)	(1,403)	(8,768)	(6,415)	(2,353)
Mining, net	3,489	4,902	(1,413)	24,350	18,486	5,864
Non-controlling interest	-	(1,141)	1,141	(4,738)	(4,282)	(456)
Earnings from operations	3,489	3,761	(272)	19,612	14,204	5,408
Corporate administration	(1,744)	(686)	(1,058)	(5,226)	(3,398)	(1,828)
Exploration administration	(856)	(642)	(214)	(2,915)	(1,970)	(945)
Capital taxes	(1,135)	(21)	(1,114)	(1,135)	(186)	(949)
Depreciation	(31)	(27)	(4)	(89)	(101)	12
Stock-based compensation	(342)	(10)	(332)	(1,068)	(874)	(194)
Loss on disposition	-	-	-	(2,600)	-	(2,600)
Taxes	(1,314)	(851)	(463)	(4,721)	(2,500)	(2,221)
Other (expenses) income	2,410	804	1,606	2,739	822	1,917
Net earnings (loss)	477	2,328	(1,851)	4,597	5,997	(1,400)
Basic and diluted EPS	$0.01	$0.05	($0.04)	$0.08	$0.12	($0.04)

(1) Mine operating expenses exclude mine depreciation and amortization.

Operating revenues were $22.7 million in the fourth quarter of 2005, 39% higher than in the fourth quarter of 2004, and were $4.1 million, or 22%, higher than in the third quarter of 2005. FNX had net earnings of $0.5 million, equal to $0.01 per share for the quarter, compared to net earnings of $2.3 million or $0.05 per share for the same quarter last year. FNX’s cash position at December 31, 2005 was $152.5 million, $95.0 million more than at September 30, 2005 and $95.7 million more than at December 31, 2004. Working capital was $153.2 million, an increase of $73.9 million from September 30, 2005 and $82.8 million from December 31, 2004.

Operating revenues were $84.6 million for the year, approximately 40% higher than in 2004. Net earnings were $4.6 million, equal to $0.08 per share for the year, compared to $6.0 million, or $0.12 per share, of net earnings in 2004. Cash flow from operating activities was $27.2 million, equal to $0.47 per share for the year, and was 109% higher than the $13.0 million, or $0.26 per share in 2004.

Business acquisitions and adjusted earnings

Aurora transactions

On July 1, 2005, FNX completed the acquisition of all of the issued and outstanding common shares of Aurora, pursuant to an agreement announced on May 4, 2005. FNX issued 4,270,803 common shares to acquire a 100% interest in Aurora. Aurora’s principal assets are its 70% joint venture interest in the Falconbridge Mine Property located in the Sudbury mining district, interests in two publicly listed, junior mining corporations, Lake Shore Gold Corp. (“Lake Shore”) and Superior Diamonds Inc. (“Superior”), and its nickel-copper-platinum group metals exploration properties in northwestern Quebec, northwestern Ontario and the Timmins area of Ontario. In a related but independent transaction that also closed on July 1, 2005, pursuant to an agreement dated May 18, 2005 with FNX’s Sudbury Joint Venture (“SJV”) partner, Dynatec, FNX agreed to sell to Dynatec 50% of the Company’s interest in Aurora for cash proceeds of $12.2 million and the issuance by Dynatec to FNX of 7,716,594 common shares of Dynatec. Management is of the view that the mineral properties held by Aurora in the Sudbury mining district have significant exploration potential for the discovery of nickel-rich contact-type deposits and copper-nickel-platinum-palladium-gold footwall-type deposits similar to the mineralization discovered by FNX at Levack Footwall.

Notwithstanding that the acquisition of a 100% interest in Aurora on July 1, 2005 and the immediate subsequent disposition of a 50% interest in Aurora to Dynatec were essentially simultaneous transactions, accounting rules require these transactions to be handled separately.

For purposes of the acquisition of 100% of Aurora the weighted average fair value price of the shares of FNX was $9.27 as at May 4, 2005, the date the agreement of the transaction was announced, which would have resulted in an ascribed fair value for accounting purposes of $39.6 million as at that time. Purchase accounting rules, however, require FNX to fair value the 4,270,803 common shares issued to shareholders of Aurora at $11.64 per share, being the weighted average share price of FNX for the day of, the two business days before and the two business days after the date of determination of the ultimate number of shares of FNX to be issued, which date was June 15, 2005. Accordingly, for accounting purposes, the fair value of the shares of FNX issued was $49.7 million, excluding transaction costs of $0.7 million. This fair value amount was ascribed to the net assets acquired.

Also on July 1, 2005, FNX sold to Dynatec a 50% interest in Aurora with an accounting cost base of $25.2 million, being half of the fair value of the FNX shares issued to acquire Aurora as described above. The consideration received from Dynatec was $12.2 million in cash and 7,716,594 common shares of Dynatec. As the Dynatec transaction was independent of the acquisition of Aurora, for accounting purposes, the fair value of the shares received from Dynatec at the date the transaction closed was $1.30 per share for a total fair value of $10.0 million. The fair value of cash and share proceeds received from Dynatec, therefore, totaled $22.6 million. Accordingly, for accounting purposes, FNX recorded a one-time, pre-tax, non-cash loss on the sale to Dynatec, of $2.6 million, being the difference between the $22.6 million of fair value proceeds received and FNX’s $25.2 million of fair value costs. In addition, as a result of the difference between the values of the Dynatec shares for accounting and tax purposes, a further future income tax expense of $0.7 million was charged to earnings.

The following table presents a reconciliation of and changes between FNX's Consolidated Adjusted Earnings, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), for the three month periods and years ended December 31, 2005 and 2004, whereby FNX’s GAAP earnings are adjusted for the one-time, non-cash loss resulting from the sale in July 2005 of a 50% interest in Aurora to Dynatec.

Table 2	Three months ended December 31			Year ended December 31
	2005	2004	Change	2005	2004	Change
	$000s	$000s	$000s	$000s	$000s	$000s
Net earnings	477	2,328	(1,851)	4,597	5,997	(1,400)
Loss on disposition	-	-	-	2,600	-	2,600
Tax on loss on disposition	-	-	-	687	-	687
Adjusted net earnings	477	2,328	(1,851)	7,884	5,997	1,887
Adjusted Basic EPS	$0.01	$0.05	($0.04)	$0.14	$0.12	$0.02

As per the above, FNX’s Adjusted Earnings show an improvement from 2004 to 2005 as strong growth in the Company’s production levels resulted in higher year over year Adjusted Earnings.

The Dynatec Transaction

On October 5, 2005, FNX announced the Dynatec Transaction. The transaction closed on October 21, 2005. The material terms of the transaction are as follows:

(i)	FNX acquired Dynatec’s 25% interest in the SJV and 50% interest in Aurora;

(ii)	FNX issued 20,500,000 common shares to Dynatec;

(iii)
FNX and Dynatec entered into a Voting Trust agreement with a term of three years pursuant to which votes attached to the common shares held by Dynatec will be voted in line with recommendations of the board of directors of FNX on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(iv)
FNX was provided with a right of first refusal in the event that Dynatec wishes to distribute any of the common shares that it holds, which will permit FNX to designate the purchasers of common shares to be sold by Dynatec for a period of 10 business days at a price acceptable to Dynatec (net of commissions) which, in the event of a sale by way of a prospectus, shall not exceed 95% of the volume weighted average of the trading prices of the common shares on the Toronto Stock Exchange for the five trading days immediately prior to receipt of written notice from Dynatec of its election to sell such common shares (the “VWAP”) and, in the event of a sale that will not be done by way of a prospectus, shall not exceed the VWAP, and if FNX elects not to exercise its right of first refusal or is unable to arrange for the sale of the common shares in accordance with terms attaching thereto, Dynatec may, for a period of 90 days thereafter, enter into an underwriting agreement to sell such common shares through a public distribution in Canada and, if a prospectus is required in connection with such sale, FNX will take such reasonable steps, at Dynatec’s cost, as are necessary to qualify by prospectus in Canada the distribution of such common shares;

(v)
Dynatec was provided with representation on FNX’s board of directors that is the greater of two nominees and that number of nominees that is equal to Dynatec’s fully diluted ownership position, for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

(vi)
FNX agreed to purchase, at the option of Dynatec, $10.0 million of Dynatec’s common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100.0 million and is completed before October 21, 2006; however, Dynatec subsequently completed a common share offering of in excess of $100.0 million without exercising their option and, accordingly, the Dynatec option described herein has fallen away;

(vii)
Dynatec will provide contractor mining services at the Sudbury properties until December 31, 2007, subject to FNX having approval, control and direction over the services provided by Dynatec. Under the mining services agreement, Dynatec will be paid a fee of 7% on a cost reimbursement basis; and

(viii)	Dynatec is to be paid $7.5 million on each of December 31, 2006 and 2007 as deferred payment obligations.

The total purchase consideration of $300.3 million was satisfied by the issuance of 20,500,000 common shares of FNX, the deferred payment obligations to Dynatec of $7.5 million on each of December 31, 2006 and 2007, plus cash transaction costs of $1.1 million. The 20,500,000 common shares issued by FNX to Dynatec had an ascribed value for accounting purposes of $13.90 per common share (based upon the volume weighted average trading price of FNX’s shares for the day of, the two trading days before and the two trading days after October 5, 2005, the date of the announcement of the transaction). Accordingly, the share consideration totaled $285.0 million. The discounted value of the two $7.5 million payments to Dynatec is $14.2 million. An independent valuation of the mining and mineral exploration properties was completed and the purchase price was accordingly allocated to the mineral properties. The ascribed value of the mineral properties acquired was greater than the mineral properties’ tax values. Accordingly, a future income tax liability of $133.2 million was accrued.

Metal Production and Sales

The following table presents a summary of FNX's metal production and sales information for the periods ended December 31, 2005 and 2004.

Table 3	Three months ended		Year ended
	2005	2004	2005	2004
Ore (tons)
Mined	124,751	82,213	442,866	304,797
Sold
Nickel ore	84,358	78,740	326,651	291,780
Copper ore	47,046	3,552	110,716	14,988
Total ore	131,404	82,292	437,367	306,768
Grade of ore sold
Nickel ore (%Ni)	1.6	1.7	1.7	1.6
Copper ore (%Cu)	2.1	5.1	2.6	5.7
Payable metal sold (000s lbs)
Nickel	2,151	1,843	8,018	6,587
Non-controlling interest	-	(461)	(1,467)	(1,647)
Net to FNX	2,151	1,382	6,551	4,940

Copper	2,053	638	6,211	2,643
Non-controlling interest	-	(160)	(1,040)	(661)
Net to FNX	2,053	478	5,171	1,982
Metal sales revenue
Average Ni price (US$/lb)	5.77	6.53	6.56	6.21
Average Cu price (US$/lb)	2.07	1.45	1.73	1.34
$/US$ exchange rate	1.17	1.22	1.21	1.30
Total revenue ($000s)	22,726	16,345	84,602	60,411
Revenue ($/ton of ore sold)	173	199	193	197
Cash cost of metals sold
Mining ($000s)	16,031	9,641	32,973	35,510
Cash cost (US$/lb of Ni sold)	3.11	3.54	3.17	3.28
Cash cost ($/ton of ore sold)	118	117	122	116

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest shown as non-controlling interest.
	2.
Mined relates to ore that was mined from McCreedy West and brought to surface during the three month and twelve month periods ended December 31, 2005 and 2004, respectively, and includes 83,860 tons of ore mined from the PM Deposit at McCreedy West from May to December 2005.

	3.
Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, was shipped to Inco and was, accordingly, recognized in revenue during the three month and twelve month periods ended December 31, 2005 and 2004, respectively, and includes 83,010 tons of ore from the PM Deposit at McCreedy West sold from May to December 2005.

	4.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.
	5.	Copper grades reflect a blend of lower grade PM Deposit ore with higher grade ores from other zones.

Metal sales

Nickel sales in the fourth quarter of 2005 were 308,000 pounds more, or 17% higher, than in the same period of 2004, and were 353,000 pounds more than in the third quarter of 2005. The 17% increase in pounds of nickel sold in this quarter compared to 2004 was due to more tons of nickel ore being sold at a higher grade. The 353,000 more pounds of nickel sold in the fourth quarter as compared to the third quarter of 2005 was due to 19,609 more tons of combined nickel and copper ores being sold, which more than offset the lower nickel grades. Copper sales in the fourth quarter were 1,415,000 pounds more than in the same period in 2004, and were 709,000 pounds higher than in the third quarter of 2005. The 222% increase in pounds of copper sold in this quarter compared to 2004 was due to more tons of copper ore being sold which more than offset the lower average copper grades. The 53% increase in pounds of copper sold in the fourth quarter as compared to the third quarter of 2005 was due to 9,867 more tons of copper ore being sold at higher average copper grade. More tons of ore were sold in the fourth quarter of 2005 than in the fourth quarter of 2004, as the McCreedy West Mine was still in the process of ramping up production from the Inter Main Deposit in 2004. Production of ore in the fourth quarter of 2005 was higher than in the third quarter of 2005 as production from the PM Deposit continues to ramp up at McCreedy West.

Nickel sales for the year ended December 31, 2005 were 1,431,000 pounds higher than in 2004. The 22% increase in pounds of nickel sold was due to 34,871 more tons of nickel ore being sold this year. Copper sales for 2005 were 1,943,000 pounds higher than in the same period in 2004. The 112% increase in pounds of copper sold this year was due to a combination of 29,704 more tons of copper ore being sold along with lower average copper grades from the PM Deposit. Production levels were higher in 2005 than in 2004 for the reasons discussed above.

FNX plans to ship 635,000 tons of production and pre-production ore in 2006, 38% higher than in 2005, and to have payable metal production of 8.1 million pounds of nickel, 9.7 million pounds of copper, 55,000 pounds of cobalt and 40,000 combined ounces of platinum, palladium and gold.

Metal sales revenue

The nickel and copper contained in the ore that FNX sells to Inco for further processing each month is priced at and ultimately paid to FNX on the basis of the lower of the month’s average LME cash settlement price and the monthly average LME three month seller price. FNX’s average realized nickel price was US$5.77 per pound and US$6.28 per pound of nickel sold in the fourth quarter and year 2005, respectively, compared to US$6.39 per pound and US$6.56 per pound, respectively, last year. As discussed in the Executive Summary section of this MD&A, management is of the view that nickel prices will be volatile but should remain high in 2006 relative to historic averages.

The realized nickel price in the fourth quarter of 2005 was lower than that realized in the fourth quarter of 2004 and the third quarter of 2005. The 8% appreciation in the value of the Canadian dollar relative to the US dollar resulted in lower nickel sales revenue in Canadian dollars than would otherwise have been realized. More pounds of nickel were sold in all the comparable periods listed in the table below. The decline in the nickel prices from the third quarter to the fourth quarter of this year resulted in $1.7 million less sales revenue in the fourth quarter, while for the year resulted in $0.6 million less sales revenue.

The following table shows the increase (decrease) in FNX’s nickel sales revenue (in Canadian dollars) as a result of an increase (decrease) in the quantity of nickel sold and the price of nickel earned by comparing the fourth quarter and year 2005 to previous periods.

Table 4	Q4-2005 compared to Q4-2004	YTD-2005 compared to YTD-2004	Q4-2005 c ompared to Q3-2005
	$000s	$000s	$000s
Increase (decrease) in nickel sold:
Number of pounds sold (000s lbs)	308	1,432	353
Change in revenue due to quantity	2,537	11,510	2,672
Price per pound sold (US$/lb) (1)	(0.76)	(0.38)	(0.52)
Change in revenue due to price	(2,205)	(574)	(1,706)
Net change in sales revenue	332	10,936	966

(1) The price of nickel is quoted in US dollars. FNX, however, reports revenue in Canadian dollars. As a result of the approximately 8% appreciation in the Canadian dollar compared to the US dollar from the fourth quarter of 2004 to the fourth quarter of 2005, the increase in the price per pound of nickel in Canadian dollar terms has not been as large as the increase in US dollar terms. The effect of changes in the Canadian dollar-US dollar exchange rate realized by FNX has not been separately identified in the table above.

Mining cost of sales

Mine operating expenses excluding mine depreciation and amortization costs (“cash operating costs”) were $16.0 million in the fourth quarter of 2005, compared to $9.6 million in the fourth quarter of 2004. FNX’s cash operating cost per pound of nickel sold, a non-GAAP performance measure (please see discussion under non-GAAP Performance Measures below), was US$3.11 for the quarter, US$0.43 per pound lower than in the fourth quarter of 2004 and US$0.24 per pound lower than in the third quarter of 2005. Cash operating costs were $6.4 million higher in the fourth quarter of 2005 compared to 2004 due to the significantly higher number of pounds of nickel and copper sold as a result of the higher number of tons of ore in 2005. The cash operating cost per pound benefited from higher by-product credits in 2005 as well.

Mine cash operating costs were $51.5 million for the year 2005, compared to $35.5 million in 2004. FNX’s cash operating cost per pound of nickel sold was US$3.17 per pound for the full year 2005, US$0.11 per pound lower than in 2004. Mine cash operating costs were $16.0 million higher in 2005 compared to 2004 due to the significantly higher number of tons of ore sold this year compared to last year. The unit costs were lower, however, due to the higher number of pounds of nickel sold and much higher by-product credits.

The following tables present the calculation of cash operating costs per pound of nickel sold:

Table 5	Three months ended December 31, 2005					Three months ended December 31, 2004
	C$000s	$	US000s	$	US/lb	C$000s	$	US000s	$	US/lb
Operating expenses (1)	16,031		13,663		6.35	9,641		7,901		4.29
By-product credits:
Copper	(4,984)		(4,248)		(1.97)	(1,122)		(920)		(0.50)
Other (2)	(3,193)		(2,721)		(1.27)	(554)		(454)		(0.25)
Cash operating costs	7,854		6,694		3.11	7,965		6,527		3.54
Nickel sold (000s lbs)			2,151					1,843

Table 6	Year ended December 31, 2005					Year ended December 31, 2004
	C$000s	$	US000s	$	US/lb	C$000s	$	US000s	$	US/lb
Operating expenses (1)	51,483		42,513		5.30	35,510		27,372		4.16
By-product credits:
Copper	(12,930)		(10,677)		(1.33)	(4,574)		(3,526)		(0.54)
Other (2)	(7,779)		(6,424)		(0.80)	(2,876)		(2,217)		(0.34)
Cash operating costs	30,774		25,412		3.17	28,060		21,629		3.28
Nickel sold (000s lbs)			8,018					6,587

(1) Operating expenses exclude mine depreciation and amortization.
(2) Platinum, palladium, gold and cobalt.
(3) Canadian dollars have been translated into US dollars using the average rate realized by FNX for the relevant period.

Total operating costs are expected to rise during 2006 as a result of increasing quantities of ore mined due to production from the PM Deposit. The PM Deposit’s relatively higher copper and precious metals by-product content should result in higher by-product credits.

Mine depreciation and amortization expense was $3.2 million in the fourth quarter of 2005, compared to $1.8 million in 2004, as both the property, plant and equipment balance and number of tons of ore shipped to Inco were higher this year. Additional mine depreciation charges were incurred as a result of the significant increase in the carrying value of the McCreedy West mine from the Dynatec Transaction.

Mine depreciation and amortization expense will increase in 2006 with the increase in production rates as a result of the continuing ramping up of the PM Deposit and the additional amortization associated with higher carrying value of the McCreedy west mine from the Dynatec Transaction.

Cash operating margin per ton of ore sold

Cash operating margin per ton of ore sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was $51 per ton in the fourth quarter of 2005, compared to $82 per ton in 2004 and $119 per ton and $74 per ton in the second and first quarters of 2005, respectively. While higher tonnages of ore were sold in the third quarter compared to the second quarter of 2005, they were at a lower realized Canadian dollar metal price, thereby contributing to the reduced cash operating margin per ton of ore sold.

The following table presents the calculation of cash operating margin per ton of ore sold (1) for the periods indicated.

Table 7	Three months ended December 31			Year ended December 31
	2005		2004		2005		2004
		$	/ton	$	/ton	$	/ton
	$/ton
Mine operating revenue	173		199		193		197
Mine operating expenses (2)	(122)		(117)		(118)		(116)
Cash operating margin per ton of ore sold	51		82		75		81

(1) Components of the cash operating margin per ton of ore sold are calculated by dividing each of mine operating revenue and mine operating expenses, as per the statements of operations, by tons of ore sold.
(2) Mine operating expenses exclude mine depreciation and amortization.

With metal prices continuing to be high, grades forecasted to remain stable and increasing tonnages of lower margin ore mined from the PM Deposit, FNX anticipates that the cash operating margin per ton of ore sold will continue to be volatile.

Other Items in the Statements of Operations

Corporate and exploration administration

Corporate administration expenses were $1.7 million and $5.3 million in the fourth quarter and year 2005, respectively, compared to $0.7 million and $3.4 million, respectively, in 2004. Due to the nature of exploration activities, exploration administration expenses are somewhat more volatile than corporate administration expenses and were $0.9 million and $2.9 million in the fourth quarter and year 2005, respectively, compared to $0.6 million and $2.0 million, respectively, in 2004. Corporate and exploration administration expenses were higher in the fourth quarter of 2005, primarily due to the addition of personnel to assist in facilitating the growth of FNX’s business in 2005 and for bonuses accrued for exceeding corporate objectives for the year including the encouraging exploration results from the Levack Footwall discovery.

Depreciation

Depreciation expenses for the Toronto head office and Sudbury exploration office equipment, furniture and fixtures were not significant.

Stock-based compensation

Stock-based compensation expense was $0.3 million and $1.1 million in the fourth quarter and year 2005, respectively, compared to $0.0 million and $0.9 million in the quarter and year 2004. In the fourth quarter of 2005, 324,000 stock options were granted while nil were granted in the fourth quarter of 2004. With the growth in FNX’s business in 2005 and the addition of personnel, 1,063,000 stock options were granted in 2005 compared to 138,000 in 2004. The stock-based compensation expense was approximately the same this year as last year as a result of the increase in the time period to vest, and hence the recognition of the expense, for stock options granted in 2005.

Other expenses (income)

Other expenses (income) resulted in net income of $2.4 million and $2.7 million in the fourth quarter and year 2005, respectively, compared to net income of $0.8 million and $0.8 million, respectively, in 2004. Other income primarily consists of interest income on cash and term deposits of the Company and shares and warrants received from International Nickel Ventures Corporation (“INV”) in December 2005 (see Investments and Related Party Transactions).

Provision for income and resource taxes and provincial capital taxes

Provision for taxes was $1.3 million and $4.7 million in the fourth quarter and year 2005, respectively, compared to $0.9 million and $2.5 million, respectively, in 2004. No cash income taxes or resource taxes were payable in either year as the Company continues to have sufficient income and resource tax deductions available to reduce cash taxes to nil. The higher future income and resource tax expense in 2005 is due to higher earnings before taxes and non-controlling interest this year compared to last year and a $0.7 million one-time, non-cash future tax liability charged to earnings as a result of the disposition of a 50% interest in Aurora as described above.

The Federal Large Corporations Tax, (“LCT”) which is a tax based on a corporation’s taxable capital (as defined in the Income Tax Act (Canada)), as at the corporation’s taxation year end. As this capital based tax is creditable against federal income surtaxes and is not a deductible expense for the determination of taxable income, accounting rules require the LCT to be included in the provision for income and resource taxes on the statement of operations. Many provincial jurisdictions, including the Province of Ontario, also charge a tax based on a corporation’s taxable capital. This expense, however, is a deductible expense in the determination of taxable income and is separately disclosed in the statement of operations. As a result of the issuance of 20,500,000 common shares to Dynatec and 7,500,000 common shares under a public offering, both of which occurred in the fourth quarter of 2005, the Company’s taxable capital for both federal LCT and provincial capital taxes increased significantly. Accordingly, FNX accrued in the fourth quarter of 2005, an $0.8 million LCT expense, which is included in the provision for income and resource taxes, and a $1.1 million provincial capital tax expense, which is separately disclosed on the statement of operations. Both the LCT and provincial capital taxes were not significant in 2004.

Non-controlling interest

Non-controlling interest expenses, related to Dynatec’s interest in the SJV, were $nil and $4.7 million in the fourth quarter and year 2005, respectively, compared to $1.1 million and $4.3 million, respectively, in 2004. As a result of the Dynatec Transaction in October 2005, there will no longer be a non-controlling interest expense for any period subsequent to that date as the SJV was terminated.

Hedging

FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments and there are currently no plans to enter into any such contracts.

Adjusted EBITDA

Adjusted earnings before interest, taxes and depreciation and amortization (“Adjusted EBITDA”), a non-GAAP performance measure (please see discussion under non-GAAP Performance Measures below), was $1.6 million higher than in the fourth quarter of 2004. The Adjusted EBITDA for the year ended December 31, 2005 was $4.7 million higher than the same period in 2004.

The following table presents the calculation of Adjusted EBITDA for the periods indicated.

Table 8	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
	$000s	$000s	$000s	$000s

Mine operating revenue	22,726	16,345	84,602	60,411
Mine operating expenses (1)	(16,032)	(9,641)	(51,484)	(35,510)
Cash operating margin	6,694	6,704	33,118	24,901
Corporate administration	(1,744)	(686)	(5,226)	(3,398)
Exploration administration	(856)	(642)	(2,915)	(1,970)
Other (expenses) income (2)	819	(382)	995	(296)
Non-controlling interest (3)	-	(1,676)	(8,280)	(6,225)
Adjusted EBITDA	4,913	3,318	17,692	13,012

(1) Mine operating expenses exclude mine depreciation and amortization.
(2) Excludes interest income and interest expense.
(3) Calculated as 25% of cash operating margin, except for the three months ended December 31, 2005.

Financial Condition and Liquidity

Cash and cash flows

Cash flow from operating activities totaled $27.2 million in 2005, respectively, compared to $13.0 million in 2004. The higher cash flows for the year 2005 were due to the sale of more nickel and copper from the higher quantities of ore sold.

Financing activities resulted in net cash inflows of $103.8 million for the year, primarily as a result of the issuance of 7.5 million common shares at $13.60 per common share in November 2005. Options to purchase 0.2 million and 0.9 million common shares were exercised under the Company’s stock option plan in the three months and year periods ended December 31, 2005, respectively, for cash proceeds of $0.9 million and $5.0 million, respectively. As a result of the high level of exploration and development activities undertaken during the quarter and year to date 2005, the non-controlling interests’ cash contributions from Dynatec to the SJV exceeded the cash distributions by $1.9 million for the year 2005.

Investing activities for 2005 resulted in net cash outflows of $48.9 million for net exploration, development and equipment expenditures that were capitalized as property, plant and equipment, offset somewhat by $13.8 million of cash as partial consideration for the Dynatec Transaction and the Aurora Transactions.

The net change in cash balances as a result of operating, financing and investing activities was a net cash inflow of $95.7 million since December 31, 2004. FNX remains debt free and the Company’s cash position of $152.5 million at December 31, 2005, is sufficient to meet all planned cash expenditures in 2006.

Working capital

Working capital increased $73.9 million during the fourth quarter of 2005, primarily as a result of the $98.5 million of net proceeds received on the issuance of 7,500,000 common shares on November 28, 2005, pursuant to a bought deal financing. Working capital also increased $82.8 million for the year to date, primarily as a result of the above mentioned bought deal and the receipt from Dynatec of $12.2 million of cash as partial consideration for the sale to Dynatec of a 50% interest in Aurora, partially offset by relatively high levels of cash expenditures on property, plant and equipment in the Sudbury mining district.

Reclamation and other deposits

Reclamation deposits remained at $1.2 million throughout the year and include various amounts with government agencies in the Province of Ontario in connection with the McCreedy West, Levack and Podolsky properties. Reclamation deposits are subject to change based upon changes in the underlying mine reclamation and site restoration obligation as a result of updated environmental plans and changes in environmental laws and regulations.

In October 2005, a $2.4 million deposit was advanced to Dynatec as a deposit for mining contractor services to be provided by Dynatec in connection with the Mining Services Agreement entered into on October 21, 2005 (see note 18(c)). The deposit will ultimately be applied against Dynatec’s invoice for December 2007.

Investments

As a result of the Aurora Transactions and the Dynatec Transaction, FNX owns 7,716,594 million common shares of Dynatec, 13,300,000 million common shares of Lake Shore Gold Corp. and 6,860,715 common shares of Superior Diamonds Inc., all three of which are publically traded corporations. The combined purchase price was $27.7 million. In addition, FNX holds 3,150,230 common shares and 2,347,886 common share purchase warrants of INV, a recently listed publically traded corporation (see Related Party Transactions and Subsequent Events) with a combined cost base at December 31, 2005 of $1.7 million. The total market value of these long-term investments as at December 31, 2005 was $49.1 million.

Property, plant and equipment

(i) Summary

Acquisition costs and expenditures on property, plant and equipment totaled approximately $470.2 million for the year 2005. The cash expenditures consisted of exploration drilling, underground exploration/development, including shaft sinking at Podolsky and shaft rehabilitation at Levack, and the purchase of certain mining equipment. The acquisition expenditures on property, plant and equipment totaled $423.7 million as a result of $25.7 million of net property, plant and equipment acquired in the Aurora Transactions in July 2005 and $398.1 million of property, plant and equipment acquired from the Dynatec Transaction in

October 2005. The following table shows the additions to the respective mineral properties as a result of these two transactions.

Table 9	Dynatec Transaction	Aurora Transactions
	$000s	$000s
McCreedy West	20,466	-
Aurora properties	64,480	25,661
Kirkwood	1,200	-
Levack	63,203	-
Levack Footwall	210,429	-
Podolsky	35,055	-
Victoria	3,250	-
	398,083	25,661

The following table shows the net increase (decrease) in property, plant and equipment expenditures for 2005 by property location.

Table 10	Year ended December 31, 2005	Three months ended December 31, 2005	Three months ended September 30, 2005
	$000s	$000s	$000s

Aurora	92,123	76,357	26,653
McCreedy West (1)	31,643	23,714	3,233
Kirkwood	1,400	1,222	59
Levack	73,955	66,250	2,739
Levack Footwall	216,574	212,015	1,725
Podolsky	51,311	36,730	4,031
Victoria	3,284	3,266	12
	470,290	419,554	38,452
Corporate	(112)	(128)	13
	470,178	419,426	38,465

(1) Pre-production revenue credits from the McCreedy West PM Deposit totaled $3.6 million.

FNX’s total capital expenditure budget on property, plant and equipment for 2006 is $97 million (including $12 million for exploration). In 2006, FNX is budgeting $14 million to acquire equipment and further develop the PM Deposit at the McCreedy West mine. Capital expenditures at Levack in 2006 are budgeted at $47 million (including exploration on the Levack Footwall Deposit) and will focus on continuing dewatering and shaft rehabilitation, installing ore handling infrastructure and development work to reach future production targets. No bulk samples are currently planned to be extracted from Levack in 2006. Capital expenditures at Podolsky in 2006 are budgeted at $28 million and will involve further shaft sinking to reach the final planned depth of 2,650 feet, installation of ore handling infrastructure, development into the 2000 Deposit to extract a bulk sample in early 2007 and the construction of certain environmental and other surface infrastructures including a water treatment plant. Capitalized exploration expenditures on the rest of FNX’s properties, including the Aurora properties, is budgeted at approximately $5 million in 2006. The Company has sufficient cash resources on hand and will generate additional cash flow from operating activities to fund its capital expenditure program in 2006.

(iii) Sudbury Basin properties option agreement

On November 29, 2001, FNX entered into a definitive agreement (the “Option to Purchase Agreement”) with Inco to acquire a 100% interest in the mineral rights to five Inco mineral properties located in the Sudbury Basin, Ontario (Kirkwood, Levack, McCreedy West, Podolsky and Victoria, collectively, the “Properties”), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties. The Option to Purchase Agreement became effective January 10, 2002 (the “Effective Date”). FNX entered into an agreement (the “SJV Agreement”) with Dynatec, which also became effective on the Effective Date, pursuant to which Dynatec acquired 25% of FNX’s interest, rights and obligations in the Option to Purchase Agreement. Accordingly, on the Effective Date, FNX and Dynatec formed a joint venture known as the SJV, with FNX holding a 75% interest and Dynatec a 25% interest. FNX managed exploration activities relating to the SJV and Dynatec managed mining operations. The option to acquire the Properties was exercised by FNX and Dynatec on December 1, 2003.

On October 21, 2005, FNX acquired Dynatec’s 25% interest in the Properties and the SJV (which was terminated) pursuant to the Dynatec Transaction (see note 18(c)). Accordingly, FNX now holds a 100% interest in the Properties.

The Option to Purchase Agreement includes the following additional terms:

•
If FNX discovers a New Deposit (as defined in the Option to Purchase Agreement) on any of the Properties and elects to complete a bankable feasibility study on such New Deposit recommending production, and should such New Deposit contain mineral resources having a value (based on then current metal prices) of at least 600 million pounds of nickel equivalent at the time of such bankable feasibility study, Inco has a right to re-acquire a 51% interest in such a New Deposit but not the Properties (the “Back-in Right”) by bringing the New Deposit into commercial production without financial recourse to FNX. Until Inco achieves payback, it shall receive 80% of net revenues from production from the New Deposit. If Inco re-acquires a 51% interest in a New Deposit, Inco and FNX will form a joint venture, with Inco as the operator, to hold and operate the New Deposit.

•
Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Company is now responsible for all environmental liabilities incurred on the Properties that result from the actions taken after the Effective Date. Processing environmental obligations cease upon delivery of ore to Inco.

•
Inco has a right of first offer to purchase any interest in the Properties that the SJV proposes to sell to an arm’s-length third party but does not apply to the transfer of interest in the Properties between FNX and Dynatec.

On the Effective Date, the Corporation and Inco agreed to a form of off-take agreement (the “Off-take Agreement”), which forms the basis of separate Off-take Agreements to be entered into with Inco upon the commencement of mining of any deposits found on the Properties. Under each Off-take Agreement Inco is granted the right to purchase all ores produced on the Properties for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco also has the right to refuse to purchase any ores that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such ores, in which case, FNX is entitled to have such ores processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious and platinum group metals. Inco has agreed to concentrate, smelt and refine all of FNX’s ore produced through to December 31, 2007.

Much of Inco’s labour force in Sudbury is unionized and the term of the collective agreement ends May 31, 2006. In 2003, a strike at Inco’s operations in Sudbury resulted in Inco declaring force majeure for the three month period until the strike was resolved. FNX was unable to ship ore to Inco during that period of time. Should a similar situation occur, shipments of ore would be adversely affected. Management is looking into alternatives to mitigate this situation should it arise.

(iii) McCreedy West

Commercial production from the Inter Main deposit at the McCreedy West mine was achieved on November 1, 2003 and the scheduled mining rate of 1,000 tons per day was reached in April 2004. Commencing May 2005, revenue and expenses from ore mined and shipped from the McCreedy West PM Deposit have been included in the statement of operations. The $14.9 million of accumulated mineral property and exploration capital costs to date, net of $3.6 million of pre-production revenue credits, were transferred from mineral exploration properties to McCreedy West mining property and development ($13.6 million) and plant and equipment ($1.3 million). As at December 31, 2005, FNX held a 100% interest in McCreedy West.

(iv) Exploration

The carrying value of the mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties (see Note 18). Mineral exploration properties are not being amortized. FNX’s active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

Table 11	2005	2004
	$000s	$000s
Aurora properties	92,123	-
Kirkwood	1,600	200
Levack	81,509	7,554
Levack Footwall	219,188	2,614
McCreedy West PM Deposit	-	13,472
Podolsky	69,396	18,085
Victoria	6,175	2,891
	469,991	44,816

As at December 31, 2005, FNX held a 100% interest in the Kirkwood, Levack (including the Levack Footwall), Podolsky and Victoria mineral properties, all of which are located in the Sudbury Basin region of Ontario.

The Aurora properties are located in the Sudbury Basin region, Timmins, and in north-western Ontario and the Temiscamingue region of Quebec. All of Aurora’s properties are in the exploration stage and there can be no assurance that commercially viable mineral deposits or reserves exist on them. The most material mineral properties that are included in the Aurora properties are located in the Sudbury Basin region and are pursuant to a joint venture agreement (the “Falconbridge Joint Venture”) with Falconbridge Limited (“Falconbridge”). As at December 31, 2005, the Company and Falconbridge held a 70% and 30% interest, respectively, in the Falconbridge Joint Venture. The Company is the operator of the Falconbridge Joint Venture. FNX holds between 50% and 100% interests in the remaining mineral exploration properties included in the Aurora properties.

During the fourth quarter, FNX drilled 86,541 feet of diamond drilling in 127 holes. The following table details the drilling by property.

Table 12	Three months ended December 31, 2005		Year ended December 31, 2005
	# Holes	# Feet	# Holes	# Feet

Aurora	16	37,478	16	37,478
Kirkwood	0	0	5	2,139
Levack	0	0	3	4,746
McCreedy West - Phase 1	79	12,364	258	59,206
McCreedy West - PM Deposit	12	1,705	154	45,193
McCreedy West - Other	1	1,237	5	13,406
Levack Footwall	18	30,555	51	119,025
Podolsky	1	3,202	21	15,595
Victoria	0	0	0	0
	127	86,541	513	296,788

The drilling at McCreedy West during the fourth quarter of 2005 was a continuation of delineation and definition drilling in the Inter Main, East Main and PM Deposits, primarily from underground together with one surface drill hole to test for extensions of the Inter Main towards the southwest. The long drill hole started at Podolsky in the third quarter to test the areas within the offset under both the North and 2000 deposits was completed. Drilling that had previously been scheduled to recommence at Levack from suitable platforms in the underground workings was deferred later in to 2006 pending access.

The main focus of drilling remains the Levack Footwall Deposit and, as reported in a press release subsequent to the end of the quarter, results continue to be very positive and confirm the grade and potential of this deposit. Twelve of the 18 holes completed in the quarter have been from underground platforms within Falconbridge’s Craig mine.

The 2005 drilling program on the Aurora properties, initiated by FNX since July 1, 2005, was completed during the fourth quarter. Three of these holes were on the past producing Falconbridge Mine property with the remaining 13 holes being on the Foy-Bowell property, both of which are located in the Sudbury Basin.

Mine closure and site restoration

FNX estimates the total future mine closure and site reclamation costs (also known as asset retirement obligations) associated with the Sudbury operations to be $1.6 million,
21

 unchanged from 2004. These estimates are formally reviewed by technical personnel every year or more frequently if required by regulatory agencies. A credit adjusted risk free rate of 6.0% has been utilized to determine the mine closure and site restoration obligation recorded in the consolidated balance sheets. Management anticipates that such obligations will substantially be settled at or near the closure of its mining operations.

The cost estimates of mine closure and site restoration obligations are based on reclamation standards that meet current regulatory requirements. In view of the uncertainties concerning environmental remediation, the ultimate cost of the mine closure and site restoration obligations could differ materially from the estimated amounts provided. The estimate of the total liability for mine closure and site restoration costs is subject to change based upon amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended regulations, laws and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate when applicable. Environmental laws are continually evolving and FNX is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Non-controlling interest

Net cash payments from non-controlling interest totaled $nil million and $15.3 million, respectively, in the fourth quarter and year 2005, compared to net cash payments to Dynatec of $nil million and $12.7 million, respectively, in 2004. Cash expenditures by the SJV for property, plant and equipment exceeded the cash flow generated by the SJV’s mining operations in 2005 as a result of increased levels of spending on property, plant and equipment compared to 2004. The non-controlling interest was eliminated in October 2005 as a result of the Dynatec Transaction.

Share capital

On November 28, 2005, FNX issued 7,500,000 common shares under a bought deal financing at $13.60 per common share, generating $102.0 million of gross proceeds and, after deducting $5.1 million of share issue expenses and recognizing a future income tax asset of $1.6 million associated with those share issue costs, resulted in net credit to share capital of $98.5 million. FNX entered into this financing in order to facilitate its aggressive capital expenditure program in 2006 to advance development of its existing and future mining properties.

As at December 31, 2005, FNX had 83.5 million common shares issued and outstanding an increase of 28.2 million shares from September 30, 2005, primarily as a result of the issuance of 20.5 million shares, with an ascribed value of $285.0 million, for the Dynatec Transaction and the 7.5 million shares for the bought deal financing.

As at December 31, 2005, stock options to purchase 2.6 million common shares at a weighted average price of $7.02 per share were outstanding. From December 31, 2005 to March 30, 2006, 25,000 stock options have been granted, and as of March 30, 2005, an additional 159,500 stock options were exercised for cash proceeds of $0.6 million. The number of common shares issued and outstanding as at March 30, 2006 totals 83.7 million. The number of stock options outstanding at March 30, 2006 represents 2.9% of the issued and outstanding common shares at that time.

For the year 2005, share capital has increased by $432.5 million from $126.4 million to $558.9 million as a result of the $334.7 million ascribed to the shares issued pursuant to the Aurora Transactions and the Dynatec Transaction, plus $98.5 million for the bought deal financing, plus $5.0 million upon the exercise of 993,000 stock options, less $8.5 million to recognize a future tax liability associated with the renunciation of $20.6 million of Canadian Exploration Expenses (“CEE”) to flow-through common shareholders. An interest expense of $0.1 million was charged to other expenses for the year to date as required under the Income Tax Act (Canada) for prescribed interest related to unexpended flow-through share balances. All $20.6 million of flow-through funds were expended on CEE in 2005.

Effective July 1, 2005, FNX implemented a deferred share units plan (the “DSU Plan”) for Directors to promote a greater alignment of interests between shareholders and Directors by potentially linking a portion of Director compensation to the future value of FNX’s common shares. Directors have the choice to receive, in increments of 25%, up to 100% of their compensation in the form of deferred share units rather than by way of cash. Included in stock-based compensation expense is $28,000 related to 1,974 common shares that were earned in 2005 and are reserved for issuance under the DSU Plan.

Post-retirement benefits

FNX does not currently have any post-retirement benefit plans for its employees, officers and directors. The Company does, however, match contributions made by employees and officers to their registered retirement savings plans to a maximum of the lesser of 5% of salary and the maximum permitted by regulation.

Reserves and Resources

During the current reporting period updated resource estimations for the McCreedy West Inter Main, 700 Footwall and Levack 1300 deposits were compiled to reflect current geological interpretations and additional diamond drilling. Production is currently from the nickel-contact deposits (Inter Main and East Main), the 700 Footwall Deposit and the PM Footwall Deposit. Stope access and associated underground mapping have significantly enhanced our understanding of the McCreedy West contact environment and the geological controls on the mineralization.

Resources are converted to reserves where they meet or exceed economic parameters of metal price, off-take, and mining cost after applying appropriate mine planning and dilution associated with the mining methods. Reflecting the significant increase in metal prices changes, have been made in the prices used to convert resources to reserves. As reserves will be mined in the near term, metal prices have been adjusted upwards. The price assumptions for resource estimates remain the same as those previously used in 2004.

McCreedy West

Table 13 - Summary of reserves at McCreedy West

Category	Deposit Type	Tons	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		(oz/ton)
Probable	Contact Deposits	1.21	1.65	0.19
	Footwall Deposits - 700	0.12	0.69	6.04	0.04	0.07	0.04	0.15
	Footwall Deposits - PM	0.66	0.27	1.03	0.06	0.07	0.02	0.16
		1.99

Notes to Reserves Table:
• All reserve estimates are based on estimates of long-term metal prices in US$: Cu=$1.50/lb., Ni=$5.00/lb., Pt=$800/oz., Pd=$250/oz., Au=$400/oz. and a Canadian dollar exchange rate of $1/US$0.85.
•  Reserves are the mineable economic portion of the resources. Contact Deposit reserve estimates include mining dilution at grades assumed to be zero, as noted in the text above, and include mining recovery of about 85%. Mining cut-off for reserves was determined from net smelter return (NSR) based on the Inco Off-take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.

•  The 700 Deposit reserve estimate is based on the fully diluted resources and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.

•  PM Deposit reserves are based on pre-feasibility metal prices of US$: Cu=$1.50/lb., Ni=$5.00/lb., Pt=$800/oz., Pd=$250/oz., Au=$400/oz., a Canadian dollar exchange rate of $1/US$0.85, a $36 NSR cut-off based on the Inco Off-take Agreement metal accountability and a 68% mining recovery.

• TPM = Pt+Pd+Au

Table 14 - Summary of resources at McCreedy West

Category	Deposit Type	Tons	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Indicated	Contact	1.15	2.04	0.27	-	-	-	-
	Footwall - 700	0.15	0.65	5.94	0.04	0.08	0.04	0.16
	Footwall - PM	2.66	0.26	1.17	0.07	0.08	0.02	0.17
		3.96

Inferred	Contact	0.37	1.63	0.33
	Footwall - 700	0.01	0.78	6.01	0.07	0.11	0.06	0.24
	Footwall - PM	1.10	0.28	1.11	0.08	0.11	0.02	0.21
		1.48
Notes to Resources Table:
• The indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.
• Contact Deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft. true width.
•  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut-off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip. The indicated resource are those blocks above $77/ton NSR as based on the 700 Deposit Inco Off-take Agreement metal accountability.

• The PM deposit resource estimate is based on a 0.058 oz/ton TPM cut-off.
•  The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): Cu=$0.70/lb., Ni=$3.50/lb., Pt=$600/oz., Pd=$250/oz., Au=$340/oz. and a Canadian dollar exchange rate of $1/US$0.67. The indicated resources are those blocks above $87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.

• The 700 Deposit resource estimate includes internal and external mining and sill dilution. Estimates for the Contact Deposits and the PM and Upper PM(950) Deposits include internal dilution.
• TPM = Pt+Pd+Au

Contractual Obligations and Commitments

The following table presents FNX’s contractual obligations as at December 31, 2005.

Table 15	Total	2006	2007-9	2010-11	>2012
	$000s	$000s	$000s	$000s	$000s
Operating leases	800	200	600	-	-
Deferred payment (1)	15,000	7,500	7,500	-	-
Mine closure & restoration	1,600	-	-	-	1,600
	17,400	7,700	8,100	-	1,600

(1) The deferred payment obligation is described in the Dynatec Transaction.

Related Party Transactions

In 2004, FNX invested $0.2 million of funds in INV, which at that time was a private mineral prospecting company. The President and Chief Executive Officer (who is a director of FNX and a director of INV), two other directors and two senior officers of FNX also invested in INV in 2004. In 2005, FNX invested a further $0.6 million of funds in INV, resulting in FNX holding 920,230 common shares of INV. In December 2005, as part of a planned Initial Public Offering by INV, FNX was issued 500,000 common shares for cash consideration of $0.3 million and an additional 900,000 common shares with an ascribed value of $0.4 million in payment of past administrative services and financial support provided by FNX to INV from November 2003 to December 2005. Also in December 2005, FNX was issued common share purchase warrants, with an ascribed value of $0.7 million) in exchange for FNX foregoing its right of first option to acquire any property interest of INV. Each of the 2,347,886 share purchase warrants entitles the holder to acquire one common share of INV at a price of $1.40 until December 7, 2010. Subsequent to year end FNX purchased an additional 830,000 common shares of INV for cash consideration of $1.0 million.

Under the terms of an agreement between FNX and INV, dated January 1, 2006, FNX has agreed to provide certain administrative services and facilities to INV for a fee of $10,000 per month commencing January 1, 2006. These services include providing office facilities and communication equipment in addition to the non-exclusive services of certain FNX personnel (limited to 20% each per week), including the Vice President and Chief Financial Officer of FNX, who serves as the Vice President and Chief Financial Officer of INV, and accounting and administrative personnel as required by the Vice President and Chief Financial Officer of INV. In addition to the $10,000 monthly fee, the Corporation will reimburse FNX for the non-exclusive services of the Vice President Business Development of FNX, who serves as the President and Chief Executive Officer of INV, and the Investor Relations Officer of FNX, who is also the Director of Investor Relations for INV. Such reimbursement shall be calculated as an amount equal to the salaries and benefits paid to such individuals, multiplied by the percentage of their respective time spent providing services to INV.

On March 17, 2006, INV completed an Initial Public Offering (“IPO”) of 18,500,000 common shares at a price of $1.20 per common share and was listed on the Toronto Stock Exchange. As part of the IPO, FNX purchased 830,000 common shares of INV for cash consideration of $996. As at March 24, 2006, FNX owned 3,150,230 common shares of INV, representing 9.9% of the issued and outstanding common shares of INV, and 2,347,886 share purchase warrants at an exercise price of $1.40 per common share.

Non-GAAP Performance Measures

Cash operating margin per ton of ore sold, cash operating cost per pound of nickel sold, Adjusted Earnings and Adjusted EBITDA are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. Management evaluates the estimates periodically including those considered to be critical: mineral reserve and resource determinations; impairment; future income and resource taxes; and mine closure and site restoration obligations. Actual results may differ from these estimates by material amounts.

Mineral reserves and mineral resources

Mineral reserves and resources are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs, mine closure and site restoration costs as well as metal prices and foreign exchange rates. The costs of mineral properties are capitalized and amortized by the unit-of-production basis based on related proven and probable mineral reserves.

Impairment

The carrying value of FNX’s operating mines and mineral properties is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. If total estimated future cash flows on an undiscounted basis from an operating mine is less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value.

Future income and resource tax liabilities

FNX uses the liability method of tax allocation for accounting for income and resource taxes. Under the liability method, future tax assets and liabilities are determined on differences between the financial reporting and tax bases of assets and liabilities. Future income and resource tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be in effect in the years in which those temporary differences are expected to be recovered or settled.

Mine closure and site restoration obligations

Mine closure and site restoration obligations (also know as asset retirement obligations) are estimated based on environmental plans in compliance with current environmental and regulatory requirements. Mine closure and site restoration costs are estimated and provided for along with an identical asset, when the Company makes any physical changes to the environment at one of its mineral properties and the liability can be reasonably estimated. The asset is amortized on a unit-of-production basis over the life of the mine. The accrued obligation is increased by an annual interest component such that at the end of the asset’s life the provision is equal to the balance estimated to be paid at that time. In view of the uncertainties regarding these future obligations, the ultimate timing and cost of mine closure and site restoration may differ materially from these estimates.

Recent Accounting Pronouncements

In January, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530 of the CICA Handbook, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges”. The following new standards increase harmonization with US GAAP and will require the following:

1.
Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and will be accounted for at amortized costs. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net earnings. The remaining financial assets will be classified as available-for-sale and will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated statement of financial position under shareholders’ equity called other comprehensive income (“OCI”).

2.
Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated statement of financial position. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net earnings and be substantially offset by changes in the fair value if the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized as OCI and the ineffective portion will be recorded in net earnings. The amounts temporarily recorded in OCI will subsequently be reclassified to net earnings in the periods when net income is affected by the variability in the cash flows of the hedged item.

The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on the fair values, outstanding positions and hedging strategies at the time of adoption.

In November 2005, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract Number 159, “Conditional Asset Retirement Obligations”, to clarify the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under the EIC, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance is effective for the second quarter of 2006 and is to be applied retroactively, with restatement of prior periods. The implementation of this EIC is not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Selected Quarterly Financial Information

Table 16	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
2005
Revenue	19,057	24,231	18,588	22,726	84,602
Net earnings (loss)	2,484	3,855	(2,218)	477	4,597
Basic and diluted EPS	$0.05	$0.08	($0.04)	$0.01	$0.08
2004
Revenue	12,007	16,738	15,321	16,345	60,411
Net earnings	1,778	1,048	842	2,328	5,997
Basic and diluted EPS	$0.04	$0.02	$0.02	$0.05	$0.12
2003 (1)
Revenue	-	-	-	6,321	6,321
Net earnings (loss)	(1,560)	(1,487)	(3,010)	(2,249)	(8,306)
Basic and diluted EPS	($0.05)	($0.03)	($0.08)	($0.05)	($0.17)

(1) The first year of commercial production for the Company.

FNX declared commercial production at its first mine, McCreedy West, on November 1, 2003, thereby making comparisons to prior periods somewhat difficult. The quarterly trend since November 2003 has generally been towards increasing revenues (subject to metal price fluctuations) and net earnings as a result of higher levels of ore mined and the resultant metal sales. With the inclusion of ore mined from the PM Deposit the Company’s revenues should continue to increase.

Table 17 Quarterly Metal Production and Sales Statistics

2005	Q1	Q2	Q3	Q4
Ore (tons)
Mined	847,467	109,479	124,169	124,751
Pre-production ore	15,875	6,118	-	-
Sold
Nickel ore	78,915	78,762	74,616	84,358
Copper ore	4,421	22,070	37,179	47,046
Total ore	83,336	110,832	111,795	131,404
Grade of ore sold
Nickel ore (%Ni)	1.7	1.7	1.9	1.6
Copper ore (%Cu)	9.6	3.6	1.8	2.1
Payable metal sold (000s lbs)
Nickel	1,798	2,271	1,798	2,151
Non-controlling interest	(450)	(568)	(450)	-
Net to FNX	1,348	1,703	1,348	2,151

Copper	1,095	1,719	1,344	2,053
Non-controlling interest	(274)	(430)	(336)	-
Net to FNX	821	1,289	1,008	2,053
Metal sales revenue
Average Ni price (US$/lb)	7.46	6.83	6.28	5.77
Average Cu price (US$/lb)	1.48	1.45	1.73	2.07
$/US$ exchange rate	1.23	1.49	1.20	1.17
Total revenue ($000s)	19,057	24,231	18,588	22,726
Revenue ($/ton of ore sold)	228	219	166	173
Cash cost of metals sold
Mining ($000s)	10,564	12,634	12,254	16,032
Cash cost (US$/lb of Ni sold)	3.61	2.73	3.35	3.11
Cash cost ($/ton of ore sold)	127	114	110	122

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest shown as non-controlling interest.
	2.	Mined relates to ore that was mined from McCreedy West and brought to surface during the period.
	3.	Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, and shipped to Inco and was, accordingly, recognized in revenue during the period.
	4.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.
	5.	Copper grades reflect a blend of lower grade PM Deposit ore with higher grade ores from other zones.

Table 18 Quarterly Metal Production and Sales Statistics

2004	Q1	Q2	Q3	Q4
Ore (tons)
Mined	57,821	89,259	75,504	82,213
Pre-production ore	-	3,930	4,717
Sold
Nickel ore	55,484	82,481	75,075	78,740
Copper ore	2,377	2,953	6,106	3,552
Total ore	57,861	85,434	81,181	82,292
Grade of ore sold
Nickel ore (%Ni)	1.6	1.7	1.5	1.7
Copper ore (%Cu)	5.7	6.2	5.9	5.1
Payable metal sold (000s lbs)
Nickel	1,224	1,940	1,580	1,843
Non-controlling interest	(306)	(485)	(395)	(461)
Net to FNX	918	1,455	1,185	1,382

Copper	448	617	940	638
Non-controlling interest	(112)	(154)	(235)	(160)
Net to FNX	336	463	705	478
Metal sales revenue
Average Ni price (US$/lb)	6.44	5.65	6.33	6.53
Average Cu price (US$/lb)	1.52	1.14	1.30	1.45
$/US$ exchange rate	1.32	1.36	1.31	1.22
Total revenue ($000s)	12,007	16,738	15,321	16,345
Revenue ($/ton of ore sold)	207	196	189	199
Cash cost of metals sold
Mining ($000s)	6,552	10,081	9,236	9,641
Cash cost (US$/lb of Ni sold)	3.06	3.13	3.35	3.54
Cash cost ($/ton of ore sold)	113	118	114	117

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest shown as non-controlling interest.
	2.	Mined relates to ore that was mined from McCreedy West and brought to surface during the period.
	3.	Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, and shipped to Inco and was, accordingly, recognized in revenue during the period.
	4.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.
	5.	Copper grades reflect a blend of lower grade PM Deposit ore with higher grade ores from other zones.

Table 19 Consolidated Quarterly Statements of Operations (unaudited)

2005	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
Mine operating revenues	19,057	24,231	18,588	22,726	84,602
Mine operating expenses
Mining	10,564	12,634	12,254	16,032	51,484
Depreciation and amortization	1,605	1,828	2,130	3,205	8,768
	12,169	14,462	14,384	19,237	60,257
Expenses
Corporate administration	1,069	1,497	916	1,744	5,226
Exploration administration	855	708	496	856	2,915
Capital taxes	-	-	-	1,135	1,135
Stock-based compensation	102	259	365	342	1,068
Depreciation	17	16	25	31	89
Loss on disposition of Aurora	-	-	2,600	-	2,600
Other expenses (income)	(37)	(227)	(65)	(2,410)	(2,739)
	4,882	7,516	(133)	1,791	14,056
Income and resource taxes	(865)	(1,375)	(1,166)	(1,314)	(4,721)
Non-controlling interest	(1,533)	(2,286)	(919)	-	(4,738)
Net earnings (loss)	2,484	3,855	(2,218)	477	4,597
Earnings (loss) per share	$0.05	$0.08	(0.04)	$0.01	$0.08

2004	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
Mine operating revenues	12,007	16,738	15,321	16,345	60,411
Mine operating expenses
Mining	6,552	10,081	9,236	9,641	35,510
Depreciation and amortization	1,190	1,654	1,769	1,802	6,415
	7,742	11,735	11,005	11,443	41,925
Expenses
Corporate administration	732	1,262	718	686	3,398
Exploration administration	433	371	524	642	1,970
Capital taxes	25	50	90	21	186
Stock-based compensation	18	495	351	10	874
Depreciation	24	25	25	27	101
Other expenses (income)	(373)	3	352	(804)	(822)
	3,406	2,797	2,256	4,320	12,779
Income and resource taxes	(654)	(562)	(434)	(851)	(2,500)
Non-controlling interest	(974)	(1,187)	(980)	(1,141)	(4,282)
Net earnings	1,778	1,048	842	2,328	5,997
Earnings per share	$0.04	$0.02	$0.02	$0.05	$0.12

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

Mining operations generally involve a high degree of risk. The FNX’s operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company does not operate processing facilities or tailings disposal areas, FNX does utilize third party facilities and adequate precautions to minimize risk will be taken. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

FNX’s activities are directed towards the search, evaluation, development and mining of mineral deposits. Some of the mineral properties in which the Company has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore, other properties in which the Company has an interest are subject to preliminary stages of exploration and development programs only, while other properties in which the Company holds an interest are in the production stage. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. FNX will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Ore Processing

FNX does not own the facilities used to process the ore mined. Although access to the Inco facilities is regulated by contract, there is no guarantee that future access will be available to the Company.

Mining Contractor Services
FNX is dependent upon Dynatec to provide mining contractor services until December 31, 2007. Although these services are regulated by contract, there is no guarantee that Dynatec will be able to complete the contract with the Company.

Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from reserve estimates for, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	increases in operating mining costs and processing costs could adversely affect reserves;

•	the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

•	declines in the market price of the metals may render the mining of some or all of the reserve uneconomic.

Any of these factors may require FNX to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company’s profitability. Should the market price of the metals fall, FNX could be required to materially write down its investment in mining properties or delay or discontinue production or development of new projects.

Government Regulation

The exploration and development activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration and development activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although FNX’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and development, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Government approvals and permits are currently, and may in the future be, required in connection with Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

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

Foreign Countries

FNX holds direct or indirect interests in properties located in countries other than Canada, currently in Guinea, West Africa and may, in the future, acquire other properties outside of Canada. Mineral exploration and mining activities in these countries as well as elsewhere may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in various degrees by laws and regulations with respect to, among other things, restrictions on production, price controls, export controls, exchange controls, income taxes, expropriation of property, social and environmental matters and mine safety.

Permits and Licences

The exploitation and development of mineral properties may require FNX to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the in the future will be able to obtain all necessary permits and licences that may be required to carry out planned exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of FNX’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which FNX holds interests which are unknown to the in the future at present which have been caused by previous or existing owners or operators of the properties. FNX may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Production at mineral properties may involve the use of dangerous and hazardous substances. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of the Company will be significantly affected by changes in the market price for nickel and copper and by changes in the exchange rate of the United States dollar relative to the Canadian dollar. During 2006, a US$1 per pound change in the price of nickel, or a US$0.50 per pound change in the price of copper, is expected to generate a $9.7 million change and a $5.9 million change, respectively, in the Company’s pre-tax profit and cash flow from operating activities as reported on its statement of operations and on its statement of cash flow. Each $0.05 change in foreign exchange rates is expected to generate a pre-tax change of approximately $2.1 million in FNX’s profit as reported on its income statement.

FNX has not entered into any hedging agreements in respect of metal or foreign exchange at this time. Such contracts would prevent losses in situations when the price changed adversely and would prevent gains in situations where the price changed favourably.

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

Uninsured Risks

FNX carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which the Company cannot insure or against which it elects not to insure.

Conflicts of Interest

Certain of the directors of FNX also serve as directors and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. In the event that a director or executive officer has a material interest in any transaction being considered by the Company, any such conflict will be subject to and governed by procedures prescribed by the Business Corporations Act (Ontario) (the "OBCA") which require a director or officer of a corporation experiencing such a conflict to disclose his interest and refrain from voting on any such matter unless otherwise permitted by the OBCA. In addition, Section 134 of the OBCA provides that every director must act honestly and in good faith with a view to the best interests of the Company. Section 134 is a formalization of the fundamental fiduciary duty that a director has to the corporation and encompasses, among other obligations, a duty of loyalty and a duty of confidentiality. As a fiduciary, a director may not interfere with, or take advantage of, any opportunities that rightfully belong to the Company. That a director may represent a specific shareholder of the Company does not relieve the director from fulfilling his fiduciary duty to FNX. If such director was to take any action which preferred the interests of a third party to the interests of the Company, such director would be liable to FNX for a breach of his fiduciary duty, regardless of any legal duties which such director may have to the third party.

Land Title

Although title to the Company’s mineral properties has been reviewed by or on behalf of FNX and title opinions were delivered to the Company, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims in Canada, and FNX’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate the properties as permitted or to enforce its rights with respect to its properties.

Joint Venture

FNX may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Corporate Governance

Management and the Board of Directors (the “Board”) of FNX recognize the value of good corporate governance and the need to adopt best practices. The Company’s corporate governance practices over the last three years have advanced rapidly as a result of the Company’s growth from a junior mining corporation to a member of the S&P/TSX Composite Index and changing rules and guidelines and best practices. FNX is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board Mandate outlining its responsibilities and defining its duties. The Board has four committees (the Audit, Compensation, Safety Health and Environment, and Corporate Governance and Nominating Committees). Each Board committee has an approved a committee charter, which outlines the committees’ mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also approved a Code of Ethics, which governs the ethical behaviour of all employees, management and directors. Separate trading blackout and disclosure policies are also in place, as well as formal position descriptions for each of the Lead Director, Chairman/Chief Executive Officer and chairs of each of the committees of the Board. A whistle blowing procedure was adopted and all relevant policies, charters, mandates, codes and procedures are posted in the corporate governance section of FNX’s website at www.fnxmining.com. For more details on the Company’s corporate governance practices, please refer to its website.

FNX’s directors have expertise in exploration, mining, accounting, banking, legal, financing and the securities industry. The Board meets at least four times a year and Committees generally meet before full board meetings and as required. At every full Board meeting, the independent directors meet in camera. The Lead Director of the Company chairs the meeting of independent directors held at the end of every regular Board meeting. While the Company is subject to both the provisions of the Sarbanes-Oxley Act in the United States as a foreign issuer and Canadian regulatory provisions, the Board and management incorporate strong corporate governance practices in the belief that such practices provide protection for its investors and add value to the Company.

Disclosure Controls

As of December 31, 2005, management evaluated the Company’s disclosure controls and procedures as defined in the rules under the Canadian Securities Administrators and the US Securities and Exchange Commission. This evaluation was carried out under the supervision and participation of management, including the President and Chief Executive Officer and the Vice President and Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and the Vice President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943. These forward looking statements are based on current expectations and involve risks and uncertainties, referred to above and/or in FNX's AIF dated March 30, 2006 and filed with Canadian provincial securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward looking statements.

Examples of such forward looking statements include statements regarding financial results and expectations for 2006, including, but not limited to, interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations, forecast levels of production of ore and/or metals, metal prices, demand for metals, currency exchange rates, cash operating margins, cash operating cost per pound of nickel sold, costs per ton of ore, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or the AIF, and include unanticipated and/or unusual events. Many of such factors are beyond FNX’s ability to control or predict. Actual results may differ materially from those anticipated. Readers of this MD&A are cautioned not to put undue reliance on forward looking statements due to their inherent uncertainty. FNX disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

Additional information, including quarterly and annual consolidated financial statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing FNX’s website at www.fnxmining.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

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

B.	Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

D.	Audit Committee Financial Expert

While the Registrant's board of directors has determined that all of the members of its audit committee are independent, as that term is defined under the rules and regulations of the American Stock Exchange, the Registrant's board of directors has determined that Mr. Robert Low, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B8(a) of Form 40-F.   All of the members of the audit committee are "financially literate" as required by Canadian securities laws under Multilateral Instrument 52-110 Audit Committees.

E.	Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting Natalie Frame, at the address on the cover of this Form 40-F.

F.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed or to be billed KPMG LLP, the Registrant's principal accountants (the "Outside Auditors"), for the fiscal years ended December 31, 2005 and 2004 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$164,000 and Cdn$97,000, respectively.

Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$158,387 and Cdn$49,000 respectively. Professional services provided included aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$38,911 and Cdn$25,000, respectively. Tax services provided included aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

All Other Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs, were nil and nil, respectively.

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

H.	Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant’s known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2005.

(Canadian dollars in thousands)
Payments due by period

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
Long-term debt (excluding capital lease obligations)	$	$	$	$	$
Capital lease obligations	-	-	-	-	-
Operating Lease Obligations	800	200	600	-	-
Purchase Obligations	15,000	7,500	7,500	-	-
Other Long-Term Liabilities	1,600	-	-	-	1,600
Total contractual obligations	$	$	$	$	$

Dynatec Corporation is to be paid $7.5 million on each of December 31, 2006 and 2007 as deferred payment obligations relating to the acquisition by the Company of Dynatec’s interest in the Sudbury Joint Venture and Aurora Platinum Corp. all as more fully described in the Company’s financial statements and MD&A for the year ended December 31, 2005.

Other long-term liabilities is the estimated total future mine closure and site restoration costs associated with the Company’s Sudbury operation.

I.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis for the year ended December 31, 2005 filed with the Securities and Exchange Commission as Document 3 herein.

J.	Audit Committee Members

The audit committee is comprised of three independent directors. The audit committee meets a minimum of once per quarter and the audit committee charter is available on the Company’s website. The Registrant's board of directors has determined that Mr. Robert Low, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B8(a) of Form 40-F. Mr. Duncan Gibson an individual serving on the audit committee and Mr. Donald M. Ross an individual serving on the audit committee are determined by the Registrant’s board of directors to be "financially literate" as required by Canadian securities laws under Multilateral Instrument 52-110 Audit Committees.

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

FNX MINING COMPANY INC.

Dated: March 30, 2006     By:  /s/ A. Terrance MacGibbon
By: A. Terrance MacGibbon
Title: President and Chief Executive Officer

EXHIBIT INDEX

Number Document

1.	Consent of KPMG LLP
31.	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002